As filed with the Securities and Exchange Commission on June 27, 2011

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Trinseo S.A.

(Exact name of registrant as specified in its charter)

Luxembourg	2821	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1000 Chesterbrook Boulevard

Suite 300

Berwyn, PA 19312

(610) 240-3200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Curtis S. Shaw

Executive Vice President & General Counsel

1000 Chesterbrook Boulevard

Suite 300

Berwyn, PA 19312

(610) 240-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff Christopher A. Kitchen Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Barbara L. Becker Andrew L. Fabens Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Ordinary shares, par value $0.01 per ordinary share	$400,000,000	$46,440

(1)	Includes ordinary shares that the underwriters may purchase pursuant to the option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell nor is it soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, Dated June 27, 2011

PROSPECTUS

Trinseo S.A.

                                  Ordinary Shares

This is the initial public offering of ordinary shares of Trinseo S.A., a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg. We are offering             ordinary shares to be sold in this offering, and the selling shareholder identified in this prospectus is offering an additional             ordinary shares. We will not receive any proceeds from the sale of the ordinary shares to be offered by the selling shareholder.

Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price per ordinary share will be between $             and $            . We plan to file an application to list our ordinary shares on             under the symbol “TSE”.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 20 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Trinseo	$	$
Proceeds, before expenses, to the selling shareholder	$	$

The underwriters have a 30-day option to purchase up to              additional ordinary shares from                      at the initial public offering price, less underwriting discounts and commissions to cover over-allotments, if any.

The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about                     , 2011.

Deutsche Bank Securities	Goldman, Sachs & Co.	Citi	Barclays Capital

BofA Merrill Lynch	HSBC	Morgan Stanley	Jefferies

BMO Capital Markets	Mizuho Securities	SMBC Nikko

The date of this prospectus is                     , 2011.

-i-

MARKET AND INDUSTRY DATA

We obtained the market, industry and competitive position data throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. We believe our internal company estimates and research are reliable and the definitions of our market and industry are appropriate. However, neither such research nor these definitions have been verified by any independent source. While we are not aware of any misstatements regarding our market, industry or competitive position data presented or relied on herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. References in this prospectus to our “leading” market positions and similar disclosures are measured based upon production capacity, which our management believes to be the most reliable measure of our market position.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks such as TRINSEOTM, LOMAXTM, TYRILTM, PULSETM, EMERGETM, MAGNUM™, STYRONTM, STYRON A-TECHTM, FOUNDATIONSTM, CALIBRETM, SCONAPORTM and EVERESTTM, which are protected under applicable intellectual property laws and are the property of Trinseo S.A. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the financial statements. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

Except where the context otherwise requires or where otherwise indicated, the terms “Trinseo,” “we,” “us,” “our,” “our Company” and “our business” refer to Trinseo S.A. together with its consolidated subsidiaries, taken as a combined entity.

Prior to our formation, our business was wholly owned by The Dow Chemical Company (“Dow”). On June 17, 2010, we were acquired by investment funds advised or managed by Bain Capital Partners, LLC (collectively, “Bain Capital”). We refer to our acquisition by Bain Capital as the “Acquisition.”

Aggregated 2010 financial information presents the combined results of operations of our predecessor, the Styron business, for the period from January 1, 2010 through June 16, 2010, together with our results of operations for the period from June 17, 2010 through December 31, 2010. Aggregated financial information is for illustrative and informational purposes only and may not be indicative of what our results of operations would have been had the Acquisition occurred on January 1, 2010.

Our Company

We are a leading global materials company engaged in the manufacture and marketing of specialty and customized emulsion polymers and plastics. We believe that we have the leading market position in many of the markets in which we compete and that we have developed these strong market positions due to our technological differentiation, diverse global manufacturing base, long-standing customer relationships, and advantaged cost positions. We compete in growing global market segments driven by long-term trends, including improving living standards in emerging markets and increasing environmental awareness leading to increased demand for higher fuel efficiency and lighter-weight materials. In addition, we believe our increasing revenue in developing high-growth regions such as China, Southeast Asia and Eastern Europe and improving industry dynamics further enhance our prospects. We expect these trends to drive greater demand for our products and stronger earnings growth going forward.

We develop customized products for global, diversified end markets including coated paper and packaging board, carpet and artificial turf backing, automotive applications including tires, food service packaging, appliances, consumer electronics and construction applications, among others. We have long-standing relationships with a diverse base of global customers, many of whom are leaders in their markets and rely on us for formulation, customization, and compounding expertise. Certain of our customized products typically represent a low portion of finished product production costs, but impart critical functionality contributing to substantial customer loyalty. We operate under four segments: SB Latex, Synthetic Rubber, Styrenics and Engineered Polymers. Our major products include styrene-butadiene latex (“SB latex”), styrene-acrylate latex (“SA latex”), solution styrene-butadiene rubber (“SSBR”), lithium polybutadiene rubber (“Li-PBR”), emulsion styrene-butadiene rubber (“ESBR”), nickel polybutadiene rubber (“Ni-PBR”), polystyrene, expandable polystyrene (“EPS”), acrylonitrile-butadiene-styrene (“ABS”), styrene-acrylonitrile (“SAN”), ignition resistant polystyrene, polycarbonate resins (“PC”), compounds and blends, and polypropylene compounds.

For the year ended December 31, 2010, we generated $5.0 billion in aggregated net sales and $56.7 million in aggregated net income. The following charts show our net sales and EBITDA by product as well as net sales by geography during the year ended December 31, 2010:

We are a global business with a diverse revenue mix by geography and significant operations around the world. Our operations in Europe and the Middle East, Asia Pacific (which includes Asia as well as Australia and New Zealand), North America, and Latin America (including Mexico), generated approximately 56%, 24%, 15%, and 5%, respectively, of our 2010 aggregated net sales. Our production facilities include 36 manufacturing plants (which include a total of 86 production units) at 29 sites in 16 countries, inclusive of joint ventures and contract manufacturers, allowing us to serve our customers on a global basis. Our manufacturing locations include sites in high-growth emerging markets such as China, Indonesia and Brazil where we have increasing revenue growth. Additionally, we operate a number of R&D facilities globally, including mini plants, development centers and pilot coaters, and we believe these to be critical to our global presence and innovation capabilities.

The table below illustrates each geographical region’s net sales to external customers for the years ended December 31, 2010, 2009 and 2008, respectively.

	North America	Europe/ Middle East	Asia Pacific	Latin America
2010 net sales (in millions)[1]	$765	$2,786	$1,184	$232
2009 net sales (in millions)	$460	$1,882	$858	$250
2008 net sales (in millions)	$771	$2,972	$1,148	$294

[1]	Full year 2010 net sales is shown on an aggregated basis.

Prior to our formation, our business was wholly owned by Dow. On June 17, 2010, we were acquired by investment funds advised or managed by Bain Capital Partners, LLC, with Dow investing $48.8 million for an approximately 7.5% interest in our parent company. We are a holding company controlled by Bain Capital and have a relatively short operating history as a stand-alone company. We and our joint ventures maintain a strategic relationship with Dow through shared infrastructure and integration on 17 shared manufacturing sites, which contributes to our production scale and allows for the more efficient use of our assets.

Segment Overview

We operate four segments under two principal business units. Our Emulsion Polymers business unit includes an SB Latex segment and a Synthetic Rubber segment. Our Plastics business unit includes a Styrenics segment and an Engineered Polymers segment. The table below illustrates each segment’s aggregated net sales to external customers for the year ended December 31, 2010, as well as each segment’s major products and end-use markets.

	Emulsion Polymers		Plastics
	SB Latex	Synthetic Rubber	Styrenics	Engineered Polymers
Net sales (in millions)
Three months ended:
March 31, 2011	$ 431	$ 183	$ 613	$ 311
March 31, 2010	$ 327	$ 126	$ 402	$ 217

Net sales (in millions) Year ended:
December 31, 2010[1]	$ 1,499	$ 520	$ 1,906	$ 1,042
December 31, 2009	$1,027	$ 336	$1,353	$ 734
December 31, 2008	$1,711	$ 427	$2,052	$ 992

Major products	• Styrene-butadiene latex (“SB latex”)	• Solution styrene-butadiene rubber (“SSBR”)	• Polystyrene	• Polycarbonate resins (“PC”)

	• Styrene-acrylate latex (“SA latex”)	• Lithium polybutadiene rubber (“Li-PBR”)	• Expandable polystyrene (“EPS”)	• Compounds and blends

		• Emulsion styrene-butadiene rubber (“ESBR”)	• Acrylonitrile-butadiene-styrene (“ABS”)	• Polypropylene compounds

		• Nickel polybutadiene rubber (“Ni-PBR”)	• Styrene-acrylonitrile (“SAN”) • Ignition resistant polystyrene

Major end-use market	• Coated paper and packaging board • Carpet and artificial turf backings • Tape saturation • Cement modification • Building products	• Performance tires • Standard tires • Polymer modification • Technical rubber goods	• Appliances • Construction/sheet • Packaging • Automotive • Consumer electronics • Consumer goods	• Automotive • Consumer electronics • Construction/sheet • Packaging • Others (including consumer goods, appliances and electrical and lighting)

[1]	Full year 2010 net sales is shown on an aggregated basis.

SB Latex Segment

We are a global leader in SB latex, holding a strong market position across the geographies and applications in which we participate, including leading market positions in North America, Europe and Asia. We produce SB latex primarily for coated paper used in advertising and magazines, packaging board coatings, carpet and artificial turf backings, as well as a number of performance latex applications.

We believe our development and formulation capabilities contribute to our leading position. Further, we believe our growth prospects in SB latex are enhanced by our leading position in China, which we believe will contribute a significant portion of global growth in the paper and board market segment over the next decade. In 2010, we began delivery to one of the largest paper mills in China, and in 2011, we believe we have been active in substantially all significant new paper mill startups in China. We recently announced a major expansion of our Zhangjiagang, China latex capacity that we expect to come on-line in 2012. We believe our growth prospects are also supported by an attractive industry landscape characterized by the recent trends of industry capacity reduction and consolidation, such as the exit of The Lubrizol Corporation from the SB latex market and the business combinations of the BASF Group and Ciba Holding AG, Omnova Solutions and Eliokem, and Yule Catto & Co plc and PolymerLatex GmbH.

Synthetic Rubber Segment

We are a significant producer of styrene-butadiene and polybutadiene-based rubber products and we have the leading European merchant market position in SSBR. We have very broad synthetic rubber technology and product portfolios in the industry, focusing on specialty products, such as SSBR and Li-PBR, while also producing core products, such as ESBR and Ni-PBR. Our Synthetic Rubber products are extensively used in tires, with additional applications including polymer modification and technical rubber goods. We have strong relationships with most of the top global tire manufacturers and believe we have remained a supplier of choice as a result of our broad rubber portfolio and product customization capabilities.

Our most advanced rubber technology, SSBR, is a critical material for tires with low rolling resistance and high wet-grip, which leads to increased fuel efficiency and traction (“high performance tires”). We believe our growth prospects are enhanced by increasing demand for these high performance tires, resulting from European Union regulatory reforms that are aimed at improving fuel efficiency and reducing CO2 emissions. Our management estimates that through 2014, demand for SSBR, will grow substantially faster than global GDP. Our expectation is that global increases in fuel efficiency standards will drive additional demand growth for our SSBR technology. We recently announced a 50 metric kilotons (“kMT”) capacity expansion at our Schkopau, Germany facility that we expect to come on-line in 2012.

Styrenics Segment

Our Styrenics segment includes polystyrene, ABS, SAN, and EPS products, as well as our internal production and sourcing of styrene monomer, a raw material common in SB latex, synthetic rubber and styrenics products. We are a leading producer of polystyrene and mass ABS (“mABS”). We focus our marketing efforts on applications such as appliances and consumer electronics. Within these applications, we have worked collaboratively with customers to develop more advanced grades of plastics such as our high impact polystyrene (“HIPS”) and mABS products. These products offer superior properties, such as rigidity, insulation and colorability, and, in some cases, an improved environmental footprint versus general purpose polystyrene or emulsion ABS. The Styrenics segment also serves the packaging and construction end-use markets.

We believe our growth prospects in Styrenics are enhanced by recent trends of industry capacity reduction and consolidation, such as the formation of the announced Styrolution joint venture combining certain INEOS and BASF assets and the prior acquisition of INEOSNova by INEOS. We believe our growth prospects are further enhanced by our established manufacturing footprint in high economic growth regions such as China and Latin America and our focus on attractive end markets where improving living standards drive demand for appliances and consumer electronics.

Engineered Polymers Segment

We are a leading producer of engineered polymers. Our products are predominantly used in automotive, consumer electronics, and construction and sheet end markets, where we believe there will be a strong market recovery. We are focused on differentiated products, which we produce in our compounds and blends manufacturing facilities located across Europe, Asia, North America and Brazil. We believe that the strategic locations of these facilities combined with close customer collaboration offers us a strategic advantage in serving our customers. We believe approximately 45% of our PC products and approximately 70% of our compounds and blends products are differentiated, based on their physical properties, performance, or aesthetic advantages. Our history of innovation has contributed to long-standing relationships with customers who are recognized leaders in their respective end markets. We have established a strong market presence in the global automotive and electronics sector, targeting both component suppliers and final product manufacturers. Our Engineered Polymers segment also compounds and blends our PC and mABS plastics into differentiated products within these sectors.

Our Competitive Strengths

We believe we have a number of competitive strengths that differentiate us from our competitors, including:

Leading Market Positions in Attractive Segments and End Markets

We believe that we have leading positions across the markets in which we compete, including SB latex, synthetic rubber, and mABS products, and top three positions in polystyrene and our Engineered Polymers products. We attribute our strong market positions to our technological differentiation, diverse global manufacturing base, long-standing customer relationships, and advantaged cost positions.

Our products serve applications that are affected by enduring trends such as improving living standards and increased environmental awareness. For example, our SB Latex products impart high gloss properties to coated paper that is increasingly used in advertising and magazines in emerging markets; our Synthetic Rubber products help to improve fuel efficiency; and our Styrenics and Engineered Polymer products help reduce the weight of vehicles by substituting lighter plastic materials for heavier ones, resulting in improved fuel efficiency.

Technological Advantage and Product Innovation

Most of our materials are critical inputs that significantly impact the functionality, cost to produce and quality of our customers’ products. Many of our products are differentiated by their performance, reliability, customization and value, which are critical factors in our customers’ selection and retention of materials suppliers. For example, our SB Latex products are critically important to coated paper applications in paper mills that typically have high fixed costs. We believe our technology offers customers a reduced risk of expensive shut-downs, as well as the potential to reduce ongoing total materials costs when SB Latex replaces higher cost paper pulp. In addition, our advanced SSBR technology reduces rolling resistance resulting in better fuel efficiency and lower CO2 emissions while at the same time improving the tire’s wet-grip, a measure of braking effectiveness and traction. We believe these are key performance attributes sought by the final customer and also important in meeting European CO2 emissions legislation, which we expect to become a global standard. We have a strong track record of continued product innovation, consistently launching improved grades and new products as well as customizing materials for many of our customers. In 2010, we launched more than 24 new plastics products and a new SSBR grade, designated SLR4602, which has been very well received commercially.

Diverse Global Reach with Extensive Presence in Emerging Markets

Our production facilities include 36 manufacturing plants (which include a total of 86 production units) at 29 sites in 16 countries, inclusive of joint ventures and contract manufacturers. We believe our diverse locations provide us with a competitive advantage in meeting and anticipating the needs of our global and local customers in both well-established and growing markets. We have a strong and growing presence in Asia where we believe we will become the preferred supplier of custom formulated latex products for new paper mills. For example, in 2010, we began delivery to one of the largest paper mills in China, and in 2011, we believe we have been active in substantially all significant new paper mill startups in China.

Long-Standing, Collaborative Customer Relationships

We have long-standing relationships with a diverse base of customers, many of which are well known industry leaders in their respective markets. We have had relationships with many of our customers for 20 years or more, helping them to develop and commercialize multiple generations of their products. No single customer accounted for more than 6% of our aggregated net sales in 2010. We believe we have developed strong relationships through our highly collaborative process, whereby we work with our customers to develop products that meet our customers’ critical needs. As part of this process, we test our products at customer sites and work with them to optimize and customize our product offerings. As a result of our close collaboration, we have historically achieved a high success rate of retaining customers.

Advantaged Cost Positions and Attractive Feedstock Sourcing

We believe that our global scale, highly efficient operations and site integration with Dow have provided us with an advantaged cost position within our industry. We believe our plants compare favorably across key operational benchmarks, including quality tracking, maintenance costs, and employee productivity. We have an attractive mix of long-term raw material contracts with suppliers and the flexibility to procure raw materials on the open market.

Experienced Management Team

Our executive leadership team has an average industry experience of over 25 years, including leadership positions within our business units, and significant public chemical company leadership experience.

Our Growth Strategy

We intend to enhance our position as a leading global materials company engaged in the manufacture and marketing of specialty and customized emulsion polymers and plastics. The key elements of our growth strategy include:

Continue Product Innovation and Technological Differentiation

We intend to continue to address our customers’ critical materials needs by utilizing our technological expertise and leading development capabilities, to create specialty grades, new products and customized formulations. We believe our technological differentiation positions us to participate in the most attractive, highest growth areas of the markets in which we compete, such as advanced SSBR within Synthetic Rubber, a segment of the market that is expected to grow substantially faster than global GDP through 2014. Our global scale in SB latex allows us to cost-effectively support two pilot coaters where we collaborate with our customers in the development of next generation formulations and leverage regional innovations across our global product platform. We also expect to continue to shift our product mix towards more differentiated products, which offer higher-margin potential, improving the profitability of our business across our portfolio.

Strategic Investments in the Most Attractive Segments of the Market

We plan to make strategic capital investments in what we believe are the most attractive market segments to extend our leadership in these segments, and to meet growing demand. In December, 2010 we announced the addition of a new SSBR production line, expected to come on-line in 2012, which will expand our facility in Schkopau, Germany, as well as an expansion of our latex production capacity in Zhangjiagang, China, also expected to come on-line in 2012.

Expand and Deepen Our Presence in Emerging Markets

We believe emerging markets such as China, Southeast Asia, Eastern Europe and Latin America represent significant, rapidly growing opportunities. Improving living standards in these emerging markets are creating strong demand for our end products, including coated paper and packaging board, carpet and artificial turf backing, automotive applications including tires, packaging, appliances, consumer electronics and construction applications. We expect to capitalize on growing demand for our products in emerging markets and expand our share of local demand by deepening our customer base and local capabilities in these geographies.

Pursue Strategic Acquisitions to Extend Leadership

We intend to opportunistically pursue acquisitions and joint ventures that have attractive risk-adjusted returns to extend our leadership into what we believe are the most attractive market segments and in emerging economies. We believe that a long-term trend toward consolidation in our markets will continue, which given our scale and geographic reach, will create opportunities for our business.

Capitalize on New Independence

We intend to capitalize on opportunities presented by our new status as an independent, stand-alone entity. Our executive leadership team is incentivized through performance-based compensation to focus on operational improvements and to enhance our strategic positioning relative to our competitors. We believe we can optimize the business as a result of the recent carve-out from Dow and have launched a corporate-wide initiative to reduce our costs and increase our competitiveness. We also intend to capitalize on improved strategic flexibility to make changes to re-position the businesses, including moving our product mix towards higher-margin, differentiated products and focusing on value-based pricing.

Recent Developments

On February 2, 2011, we amended our credit agreement with Deutsche Bank AG New York Branch, in its capacity as administrative agent for the lenders (as amended, the “Senior Secured Credit Facility”). The Senior Secured Credit Facility provides for term loans in the aggregate principal amount of $1.6 billion and a revolving facility in the aggregate principal amount of $240.0 million (the “Revolving Facility”). In connection with the amendment, we borrowed an aggregate principal amount of $1.4 billion under the term loan provisions of the Senior Secured Credit Facility (the “Term Loan”), the proceeds of which were used to repay the existing term loan and related accrued interest, repay a $75.0 million seller note that was issued by Dow (the “Seller Note”) at the time of the Acquisition and related accrued interest, pay debt issuance costs, make a distribution to the stockholders of our parent and sole shareholder, Bain Capital Everest Manager Holding SCA (“Parent”), and provide funds for general corporate purposes. We refer to these transactions as the “Refinancing Transactions.”

Our History and Structure

Prior to our formation, our business was wholly owned by Dow. On June 17, 2010, we were acquired by investment funds advised or managed by Bain Capital, with Dow investing $48.8 million for an approximately 7.5% interest in Parent.

Following completion of this offering, Parent will own approximately     % of the Company’s outstanding ordinary shares, or     % if the underwriters’ option to purchase additional shares is fully exercised. As a result, because Bain Capital will own approximately     % of the outstanding ordinary shares of Parent, Bain Capital will be able to have a significant influence on fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to Our Ordinary Shares and This Offering—Control by Bain Capital could adversely affect our other shareholders.”

On April 13, 2011, we publicly announced plans to change our company name from Styron to Trinseo. Most of our subsidiaries currently use the company name Styron and will be renamed Trinseo in the coming months.

The following chart summarizes our corporate ownership structure prior to the consummation of this offering.

Risks Associated with Our Company

Investing in our ordinary shares involves a significant degree of risk. See “Risk Factors” beginning on page 20 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares. These risks include, among others:

•	our operating results and financial condition may be adversely affected by global economic conditions;

•	increases in raw material prices and disruptions in the availability of raw materials may adversely affect our financial condition and results of operations;

•	our substantial indebtedness could adversely affect our financial condition and our ability to operate our business;

•	material weaknesses in our internal controls over financial reporting;

•	changes in laws and regulations applicable to our business; and

•	the significant operating and other services and certain raw materials provided to us under agreements with Dow.

Corporate Information

Our global operating center is located at 1000 Chesterbrook Boulevard, Suite 300, Berwyn, Pennsylvania 19312, and our telephone number at this address is (610) 240-3200. Our website address is www.trinseo.com. The information on our website is not, and shall not be deemed to be, a part of this prospectus.

THE OFFERING

Ordinary shares offered:

By us	shares

By the selling shareholder	shares

Total	shares

Option to purchase additional shares	and have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of and additional shares, respectively.

Ordinary shares to be outstanding after this offering	shares (or if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, assuming the ordinary shares are offered at $ per ordinary share, the midpoint of the price range set forth on the cover of this prospectus.

We will not receive any proceeds from the sale of ordinary shares by the selling shareholder.

We intend to use the net proceeds from the sale of ordinary shares by us in this offering for repayment of approximately $ of indebtedness outstanding under our Term Loan described in “Description of Certain Indebtedness” and to pay fees and expenses incurred in connection with this offering, including payments to affiliates of Bain Capital. We will use any remaining net proceeds from this offering for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and therefore we do not currently anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our ordinary shares is limited by our existing credit agreement, and may be further restricted by the terms of any of our future debt or preferred securities. See “Dividend Policy.”

Lock-ups	We, our directors, executive officers, all of our existing shareholders, option holders and Parent, have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of any of our shares or similar securities for 180 days after the date of this prospectus. See “Underwriting.”

symbol	TSE

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

The number of shares to be issued and outstanding after this offering is based on              shares issued and outstanding as of             , 2011 and:

•	includes shares of restricted shares held by our management; and

•	excludes shares of ordinary shares reserved for future issuance under our share-based compensation plans.

Except as otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus; and

•	assumes no exercise of the underwriters’ option to purchase additional shares.

Summary Combined and Consolidated Historical and Pro Forma Financial Information

As a result of the Acquisition, we applied acquisition accounting whereby the purchase price paid was allocated to the acquired assets and liabilities at fair value. The financial reporting periods presented are as follows:

•

The three month period ended March 31, 2011 reflects consolidated results of operations of Trinseo, which includes the effects of acquisition accounting and the Refinancing Transactions. The pro forma results of operations for the three month period ended March 31, 2011 are adjusted to reflect the pro forma effects of certain transactions as described in “Unaudited pro forma condensed combined and consolidated financial information”.

•

The year ended December 31, 2010 reflects the combined pro forma results of operations of the Styron business for the period from January 1, 2010 through June 16, 2010 and Trinseo from June 17, 2010 through December 31, 2010, as adjusted for the pro forma effects of certain transactions as described in “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information.”

•	The period from June 17, 2010 through December 31, 2010 (“Successor” period) reflects the consolidated results of operations of Trinseo, which includes the effects of acquisition accounting.

•

The three month period ended March 31, 2010 and the period from January 1, 2010 through June 16, 2010 and the years ended December 31, 2009 and 2008 (“Predecessor” periods) reflect the combined results of operations of the Styron business.

The following table sets forth summary combined and consolidated historical and pro forma financial data and other information of Trinseo S.A. The historical results of operations and cash flow data for the three month period ended March 31, 2011 and the historical balance sheet data as of March 31, 2011 presented below were derived from our Successor unaudited financial statements and the related notes thereto included elsewhere in this prospectus. The historical results of operations data and cash flow data for the period from June 17, 2010 through December 31, 2010 and the historical balance sheet data as of December 31, 2010 presented below were derived from our Successor audited financial statements and the related notes thereto included elsewhere in this prospectus. The historical financial data for the three month period ended March 31, 2010 have been derived from the Predecessor unaudited financial statements and the related notes thereto for the Styron business included elsewhere in this prospectus. The historical financial data for the period from January 1, 2010 through June 16, 2010 and the years ended December 31, 2009 and 2008 have been derived from the Predecessor audited financial statements and the related notes thereto for the Styron business included elsewhere in this prospectus.

Our historical financial data and that of the Styron business are not necessarily indicative of our future performance, nor does such data reflect what our financial position and results of operations would have been had we operated as an independent publicly traded company during the periods shown.

The unaudited pro forma financial data presented below were derived from our unaudited financial statements for the three month period ended March 31, 2011 and related notes thereto, and our audited financial statements for the period from June 17, 2010 through December 31, 2010 and the related notes thereto and the audited financial statements of the Styron business for the period from January 1 through June 16, 2010 and the related notes thereto, each of which are included elsewhere in this prospectus. Our unaudited pro forma statements of operations data are presented for the three month period ended March 31, 2011 and the year ended December 31, 2010 assuming:

•	the Acquisition was completed on January 1, 2010;

•	the Refinancing Transactions were completed on January 1, 2010; and

•	the supply and sales agreements between us and Dow entered into in connection with the Acquisition were in place as of January 1, 2010.

The unaudited pro forma balance sheet data are presented assuming the offering was completed on March 31, 2011.

The unaudited pro forma information set forth below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the above transactions occurred on the dates indicated. The unaudited pro forma information also should not be considered representative of our future financial condition or results of operations.

You should read the information contained in this table in conjunction with “Selected Historical Financial Information,” “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical audited financial statements and the related notes included elsewhere in this prospectus.

	Predecessor				Successor		Pro Forma
	Year Ended December 31,		January 1 through June 16,	Three Months Ended March 31,	June 17 through December 31,	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,
	2008	2009	2010	2010	2010	2011	2010(1)	2011(1)
(in millions, except per share data)

Statement of Operations Data:
Net sales(2)	$5,184.6	$3,450.1	$2,090.1	$1,071.6	$2,876.9	$1,537.6	$5,096.4	$1,537.6
Cost of sales(2)	4,928.4	3,148.8	1,895.9	949.4	2,661.7	1,367.8	4,684.1	1,357.3

Gross profit	256.2	301.3	194.2	122.2	215.2	169.8	412.3	180.3
Selling, general and administrative expenses	175.6	142.5	64.6	35.3	124.6	84.3	189.2	84.3
Acquisition-related expenses	—	—	—	—	56.5	—	—	—
Equity in earnings (losses) of unconsolidated affiliates	(3.6)	(5.6)	4.5	(3.1)	12.6	4.5	17.1	4.5
Goodwill impairment losses(3)	31.1	—	—	—	—	—	—	—
Restructuring(4)	42.0	—	—	—	—	—	—	—

Operating income	3.9	153.2	134.1	83.8	46.7	90.0	240.2	100.5
Interest (income) expense, net(5)	—	—	—	—	47.9	26.3	97.4	27.0
Loss on extinguishment of long-term debt(6)	—	—	—	—	—	(55.7)	—	—
Other (income) expense	0.3	(0.6)	7.6	0.2	(2.3)	5.4	5.3	5.4

Income before taxes	3.6	153.8	126.5	83.6	1.1	2.6	137.5	68.1
Provision for income taxes(7)	131.0	90.0	53.0	34.9	17.9	11.9	66.8	27.0

Net income (loss)	$(127.4)	$63.8	$73.5	$48.7	$(16.8)	$(9.3)	$70.7	$41.1

Net loss per share, basic and diluted					$(0.23)	$(0.15)

Weighted average shares outstanding, basic and diluted					71.7	64.3

Other Financial Data:
Cash flows from:
Operating activities	$240.6	$157.6	$(352.6)	$(189.9)	$2.6	$(14.2)
Investing activities	(192.5)	(25.0)	(1.4)	(1.4)	(1,423.9)	(6.2)
Financing activities	(48.1)	(132.6)	417.5	191.3	1,567.4	3.5
Depreciation and amortization	84.9	99.1	48.4	26.3	61.1	28.5	$108.0	$18.0
Capital expenditures(8)	123.5	25.0	1.4	1.4	7.8	6.9	9.2	6.9
EBITDA(9)	88.5	252.9	174.9	109.9	110.1	57.4	342.9	113.1
Adjusted EBITDA(10)	287.4	233.0				110.7	403.8	166.4

	Predecessor		Successor
	December 31,			March 31, 2011
	2008	2009	December 31, 2010	Actual	Pro Forma
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$148.1	$134.0
Working capital(11)	156.0	232.4	749.4	867.5
Total assets	1,746.0	1,691.3	2,676.4	2,855.6
Debt	—	—	1,053.6	1,558.0
Total liabilities	774.6	716.5	1,949.9	2,531.1
Total shareholder’s equity and net parent investment	971.4	974.8	726.5	324.5

(1)	Adjusted to reflect the effects of the Acquisition, the Refinancing Transactions and the agreements with Dow entered into in connection with the Acquisition, each as described in “Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations.”
(2)	Net sales and cost of sales increase or decrease based on fluctuations in raw material prices. Consistent with industry practice and as permitted under agreements with many of our customers, raw material price changes are passed through to customers by means of corresponding sales price changes. In 2009, raw material prices decreased approximately 23.8% from 2008, leading to a related decrease in selling prices. Prior to June 17, 2010, all inventory sales and purchases between the Predecessor and the Dow business units are recorded at Dow’s internal manufacturing cost. See “Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations.”
(3)	Goodwill impairment charges of $31.1 million in 2008 relate to an impairment within our Engineered Polymers segment.
(4)	Restructuring charges of $42.0 million in 2008 relate to impairment of long-lived assets and related severance charges.
(5)	In the Predecessor periods, interest expense was not allocated to the Styron business, as no debt was allocated.
(6)	Loss on extinguishment of debt relates to the February 2, 2011 amendment of our Senior Secured Credit Facility.
(7)	In 2009 and 2008 the effective tax rate was negatively impacted due to increases in valuation allowances, and specifically for 2008, the impact of the statutory rate on U.S. earnings relative to losses in lower taxing jurisdictions.
(8)	We had $123.5 million in capital expenditures for the year ended December 31, 2008 related primarily to investments in our SSBR production line in Schkopau, Germany.
(9)	We present EBITDA in this prospectus to provide investors with a supplemental measure of our operating performance. EBITDA is a non-GAAP financial measure. We define EBITDA as net income (loss) before interest, taxes and depreciation and amortization. We believe the use of EBITDA as a metric assists our board of directors, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense), asset base (such as depreciation and amortization) and tax structure. The use of EBITDA has limitations and you should not consider this performance measure in isolation from or as an alternative to measures presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) such as net income (loss).

(10)	Consistent with our Senior Secured Credit Facility, we define Adjusted EBITDA as income (loss) from continuing operations before interest expense, net; income tax provision; depreciation and amortization expense; asset impairment charges; advisory fees paid to affiliates of Bain Capital; other non-cash charges and certain other charges that management does not believe are reflective of our core operating performance. We believe that the presentation of Adjusted EBITDA provides investors with a useful analytical indicator of our performance. In addition, certain covenants of our Senior Secured Credit Facility incorporate Adjusted EBITDA, including a requirement that we maintain a ratio of consolidated total net debt (as defined) to Adjusted EBITDA of 4.5 to 1, which decreases by 0.25 annually until March 31, 2015, after which the required ratio will be 3.5 to 1. If we fail to comply with these covenants an event of default under the Senior Secured Credit Facility would occur, which, absent a waiver or an amendment from the lenders could result in the termination of commitments and acceleration of all outstanding borrowings under the Senior Secured Credit Facility. See “Description of Certain Indebtedness—Senior Secured Credit Facility.” Adjusted EBITDA is not intended to represent cash flow from operations as defined by U.S. GAAP and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Because not all companies use identical calculations, these presentations of Adjusted EBITDA may not be comparable to other similarly-titled measures used by other companies. Adjusted EBITDA is calculated as follows:

	Predecessor				Successor		Pro Forma
	Year Ended December 31,		January 1 through June 16,	Three months Ended March 31,	June 17 through December 31,	Three months Ended March 31,	Year Ended December 31,	Three month period Ended March 31,
	2008	2009	2010	2010	2010	2011	2010	2011
(in millions)

Net income (loss)	$(127.4)	$63.8	$73.5	$48.7	$(16.8)	$(9.3)	$70.7	$41.1
Interest expense, net	—	—	—	—	47.9	26.3	97.4	27.0
Provision for income taxes	131.0	90.0	53.0	34.9	17.9	11.9	66.8	27.0
Depreciation and amortization	84.9	99.1	48.4	26.3	61.1	28.5	108.0	18.0

EBITDA	88.5	252.9	174.9	109.9	110.1	57.4	342.9	113.1
Impact of sales agreements with Dow(a)(b)	34.1	19.5
Impact of supply agreement with Dow(a)(c)	(186.3)	(102.0)
Dow corporate and other allocations(d)	105.5	32.9					(6.8)
Plant closures and other operational items(e)	200.5	13.8					28.8
Goodwill impairment	31.1	—					—
Acquisition, transition and other items(f)	—	—				24.8	30.9	24.8
Fees paid pursuant to advisory agreement(g)	—	—				1.3	3.7	1.3
Equity in (earnings) losses of unconsolidated subsidiaries(h)	10.8	13.7				2.7	(9.3)	2.7
Stock compensation and other employee costs(i)	3.2	2.2				17.8	21.6	17.8
Unrealized foreign currency gains(j)	—	—				6.7	(8.0)	6.7

Adjusted EBITDA	$287.4	$233.0				$110.7	$403.8	$166.4

(a)	The impact of these agreements is included in the pro forma net income for 2010. See “Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations.”
(b)	Represents the impact of the various sales agreements with Dow for certain by-products that were recorded as internal transfers of inventory for periods prior to the Acquisition and are recorded as sales to third parties in periods after the Acquisition.
(c)	Represents the impact of the various raw material supply agreements entered into between Dow and Styron based upon the market pricing in effect during the years ended December 31, 2009 and 2008.
(d)	For periods prior to the Acquisition, utilities and site services at Styron/Dow shared sites, indirect costs such as supply chain and administrative costs and other corporate costs were allocated or charged to Styron using activity based costing or other allocation methodologies. Represents adjustment to the historical amounts based on our estimate of the go-forward stand-alone costs to run the business.
(e)	The following table provides detail of the plant closures and other operational items:

	Predecessor		Successor	Pro Forma
	Year Ended December 31,		Three Months Ended March 31, 2011	Year Ended December 31, 2010	Three Months Ended March 31, 2011
	2008	2009
Plant turnaround costs(i)	$—	$7.6	$—	$14.2	$—
Guaruja net EBITDA(ii)	5.9	(2.7)	—	5.0	—
Plant closures(iii)	126.1	4.3	—	—	—
Rohm and Haas distribution agreement(iv)	5.6	4.6	—	2.3	—
Dissolution of Dow Reichold specialty latex joint venture(v)	20.9	—	—	—	—
2008 restructuring and asset impairment(vi)	42.0	—	—	—	—
Loss due to fire(vii)	—	—	—	7.3	—

Total plant closures and other operational items	$200.5	$13.8	$—	$28.8	$—

(i)	Represents costs incurred associated with the shut-down of two of our manufacturing facilities during the second quarter of 2010 and one manufacturing facility during the third quarter of 2009 to perform planned major repairs, maintenance and modifications, which were expensed in the Predecessor period and which we will capitalize going forward.
(ii)	Represents net EBITDA impact related to the sale of our Guaruja plant in Cubatao, Brazil sold in 2010.
(iii)	Represents the impact from closing or idling manufacturing facilities in 2008 and 2009. The adjustment reflects the fixed costs savings, net of increased variable costs for previously manufactured raw materials now purchased from Dow at market rates subsequent to the facility closures.
(iv)	Represents estimated income earned by us related to a distribution agreement entered into during the third quarter of 2010 on certain Rohm and Haas products as if the agreement had been in place as of the beginning of 2008.
(v)	During the second quarter of 2008, our former joint venture Dow Reichold Specialty Latex (“DRSL”) was dissolved and products historically sold at cost to the joint venture will be sold to a third party at market prices. Represents the impact to earnings as if the joint venture was dissolved as of the beginning of 2008.
(vi)	Represents a $28.0 million impairment of long-lived assets related to the shutdown of manufacturing facilities in 2008 and $14.0 million of severance for the separation of employees as a result of the facility closures.
(vii)	Represents loss due to a fire that occurred prior to the Acquisition. Losses incurred were above the related indemnification payment received from Dow.
(f)	Represents external legal and consultant costs related to the evaluation of strategic initiatives, the Refinancing Transactions, our initial assembly of a finance team and implementation of financial controls as a stand-alone entity and Dow separation planning subsequent to the Acquisition.
(g)	Represents fees paid under the terms of the Advisory Agreement (the “Advisory Agreement”) with Bain Capital and Portfolio Company Advisors Limited (together, the “Advisors”). See “Certain Relationships and Related Party Transactions.”
(h)	Represents removal of equity in (earnings) losses of unconsolidated subsidiaries and inclusion of cash dividends received during the historical period, of $7.2 million, $8.1 million, $7.8 million and $7.2 million in 2008, 2009, 2010 and the three months ended March 31, 2011, respectively.

(i)	For the three months ended March 31, 2011, represents stock based compensation of $14.6 million and pension and postretirement costs in excess of cash contributions during the period of $3.2 million. For 2010, represents stock based compensation of $15.6 million and pension and postretirement costs in excess of cash contributions during the period of $6.0 million.
(j)	Represents unrealized foreign currency gains on intercompany indebtedness.

(11)	Working capital is defined as current assets minus current liabilities.

RISK FACTORS

This offering and an investment in our ordinary shares involve a significant degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our ordinary shares. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our ordinary shares could decline and you could lose all or part of your investment in our ordinary shares.

Risks Related to Our Business

Conditions in the global economy and capital markets may adversely affect the Company’s results of operations, financial condition and cash flows.

Our products are sold in markets that are sensitive to changes in general economic conditions, such as sales of automotive and construction products. Downturns in general economic conditions can cause fluctuations in demand for our products, product prices, volumes and margins. A decline in the demand for our products or a shift to lower-margin products due to deteriorating economic conditions could adversely affect sales of our products and our profitability and could also result in impairments of certain of our assets.

Our business and operating results were severely affected by the recent global recession. In the recession’s aftermath, we continue to be impacted by turbulence in the credit markets, dislocations in the housing and commercial real estate markets, fluctuating commodity prices, volatile exchange rates and other challenges currently affecting the global economy and our customers. While there appears to be an uneven, slow global economic rebound underway, there can be no assurance that this trend will continue. If the economic rebound deteriorates, our results of operations, financial condition and cash flows could be materially adversely affected.

Any increase in the cost or disruption in the availability of the raw materials utilized for our products may adversely affect our financial condition and results of operations.

Our results of operations are directly affected by the cost of our raw materials. Our principal raw materials (benzene, ethylene, butadiene, bisphenol A (“BPA”) and styrene) together represented approximately $3 billion or 65% of our total cost of goods sold in 2010. As a result of the significant portion of our cost of goods sold represented by these raw materials, our gross profit and margins could be adversely affected by changes in the cost of these raw materials if we are unable to pass the increases on to our customers. In addition, if the availability of any of these raw materials is limited, we may be unable to produce some of our products in the quantities demanded by our customers, which could have an adverse effect on plant utilization and our sales of products requiring such raw materials.

Our manufacturing processes use certain raw materials to produce our products, primarily styrene, benzene, ethylene, butadiene and BPA. In addition to purchasing styrene through long-term contracts and short-term contracts, we use ethylene and benzene to produce styrene, which is used in combination with butadiene to produce our latex and rubber products. We also use styrene to produce polystyrene and along with rubber and acrylonitirile to produce ABS and SAN. Along with BPA which we use to produce our polycarbonate, ABS is used to formulate our blended PC/ABS plastics. We have entered into long-term supply agreements with Dow, which provides approximately 45% to 50% of our raw materials (based on aggregate purchase price), and other third-party suppliers to supply our raw material needs globally. As these contracts expire, we may be unable to renew these contracts or obtain new long term supply agreements on terms favorable to us, which may significantly impact our operations.

In addition, many of our long-term contracts contain provisions that allow our suppliers to limit the amount of raw materials shipped to us below the contracted amount in certain circumstances. If we are required to obtain alternate sources for raw materials because Dow or any other supplier is unwilling or unable to perform under raw material supply agreements or if a supplier terminates its agreements with us, we may not be able to obtain these raw materials from alternative suppliers in a timely manner or be able to enter into long-term supply agreements on terms as favorable to us.

The North American market is structurally short of butadiene and has relied on imports of crude C4 (unpurified butadiene) and/or butadiene to balance demand. Historically, the European market has been better balanced and provided exports to North America. Currently, Dow is our major supplier of butadiene in the United States and Europe. The quantity of butadiene available in any one region is dependent on the raw material inputs and operating rates of the ethylene crackers. Raw material inputs to the crackers (either ethane or naphtha) depend on the flexibility of the cracker to use various feeds and the economics of the available raw materials. Suppliers may not be able to meet our butadiene requirements, and we may not be able to obtain substitute supplies of butadiene from alternative suppliers in a timely manner or on favorable terms. A lack of availability of raw materials could have an adverse effect on our financial condition and results of operations.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the Senior Secured Credit Facility.

We have substantial indebtedness. Our indebtedness consists principally of our Senior Secured Credit Facility, including the Term Loan and Revolving Facility. As of March 31, 2011, we had $1,396.5 million outstanding under our Term Loan and $75.0 million outstanding under our Revolving Facility. As of March 31, 2011, after giving effect to this offering and the use of proceeds therefrom, our total indebtedness would have been $                 million. See “Description of Certain Indebtedness.” In addition, we can incur up to $             of additional indebtedness under the Senior Secured Credit Facility.

As a result of our substantial indebtedness:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay principal of and interest on our indebtedness which will reduce the funds available to us for other purposes;

•	we are vulnerable to economic downturns and adverse industry conditions;

•	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised;

•	our ability to borrow additional funds may be limited;

•	we may be unable to refinance our indebtedness, the majority of which becomes due in August 2017, on satisfactory terms, or at all; and

•	we may be exposed to greater interest rate risk because the interest rates on our Senior Secured Credit Facility will vary.

In particular, the Senior Secured Credit Facility contains a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of business opportunities and require that we maintain a certain Adjusted EBITDA level. These covenants restrict, among other things, our ability to:

•	sell assets;

•	incur additional indebtedness;

•	pay dividends;

•	make investments or acquisitions;

•	create liens;

•	repurchase or redeem capital stock;

•	engage in mergers or consolidations;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

The ability for us to comply with the covenants and financial ratios and tests contained in the Senior Secured Credit Facility, to pay principal of and interest on indebtedness, fund working capital, and make anticipated capital expenditures depends on our future performance, which is subject to general economic conditions and other factors, some of which are beyond our control. There can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available under the Senior Secured Credit Facility to fund liquidity needs in an amount sufficient to enable us to service indebtedness. Furthermore, if we decide to undertake additional investments in existing or new facilities, this will likely require additional capital, and there can be no assurance that this capital will be available on satisfactory terms or at all.

A failure to repay amounts owed under the Senior Secured Credit Facility at maturity would result in a default. In addition, a breach of any of the covenants in the Senior Secured Credit Facility or our inability to comply with the required financial ratios or limits could result in a default. If a default occurs, our lenders could refuse to lend us additional funds and/or declare all of our debt and any accrued interest and fees immediately due and payable. A default under one of our debt agreements may trigger a cross-default under our other debt agreements. If any of our indebtedness is accelerated, we cannot assure you that we would have sufficient assets to repay all of our obligations. Our failure to repay our obligations could, among other things, materially adversely affect the market value of the securities offered hereby.

Despite our current levels of indebtedness, we may incur substantially more debt, which could further exacerbate the risks associated with our substantial indebtedness.

Although the Senior Secured Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. As of March 31, 2011, after giving effect to this offering and the use of proceeds therefrom, $             was available for borrowing under the Senior Secured Credit Facility. Also, we are not prevented from incurring obligations that do not constitute “indebtedness” as defined in the Senior Secured Credit Facility, such as operating leases and trade payables. If new debt is added to our current debt levels, the risks related to our substantial indebtedness that we now face could intensify.

We have material weaknesses in our internal controls over financial reporting. If one or more material weaknesses persist or if we fail to establish and maintain effective internal controls over financial reporting in the future, our ability to both timely and accurately report our financial results could be adversely affected.

Prior to the completion of this offering, we have been a private company since the Acquisition in June 2010, with limited corporate finance and accounting personnel and other supervisory resources to adequately execute our period-end financial closing processes. This lack of adequate resources contributed to an extended financial closing process during the third and fourth quarters of 2010 as well as an insufficient review and approval of certain information used to prepare our third quarter and year-end financial statements.

As a result of these circumstances, our independent registered public accounting firm, in connection with their audit, identified several adjustments related to certain aspects of our period-end financial closing process. In addition, several other adjustments were identified by management after the closing process while we prepared the year-end financial statements which highlighted several control deficiencies. In consideration of these findings, we have concluded that these control deficiencies constitute material weaknesses in our internal controls over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Specifically these material weaknesses contributed to multiple audit adjustments and the following individual material weaknesses as of December 31, 2010:

•	inadequate internal staffing and skills; and

•

inadequate controls of the quarter-end closing processes, including: failure to record entries in the appropriate legal entities in a timely fashion; failure to appropriately analyze certain manufacturing costs, capitalize manufacturing variances at period end, and reconcile certain related accounts; and failure to record certain expenditures in the appropriate period.

In response, we have begun the process of evaluating our internal controls over financial reporting, although we are in the early phases of our review and may not complete our review until after this offering is completed.

We have taken several remedial actions to address these material weaknesses, including:

•

hiring a finance team, including a corporate controller, North America controller and director of external reporting, as well as 44 full-time finance staff since December 31, 2010, and we continue to monitor and improve our staffing levels;

•	formalizing a period-end financial closing process; and

•	formalizing several accounting and financial reporting processes to ensure consistency and reliability of reported results.

We cannot predict the outcome of our remediation at this time. During the course of the remediation, we may identify additional control deficiencies, which could give rise to deficiencies and other material weaknesses in addition to the material weaknesses previously identified. Each of the material weaknesses described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses.

In addition, we are currently operating under a transition services agreement with Dow which includes, among other services, financial accounting services we are required to assume during 2011. We are currently in the process of planning for the transition of these responsibilities to us by identifying and documenting these activities and hiring and training personnel to perform these activities. We will also need to implement certain information technology (“IT”) systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance resources. It is possible that we will be unable to successfully perform all necessary activities to timely and accurately report financial results in future periods, resulting in additional deficiencies and/or material weaknesses in financial reporting.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting until our annual report on Form 20-F for the year ending December 31, 2012. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the effectiveness of our internal controls over financial reporting.

Regulatory and statutory changes applicable to our raw materials and products and our customers’ products could require material expenditures, changes in our operations and adversely affect our financial condition and results of operations.

Changes in environmental, health and safety regulations, in jurisdictions where we manufacture and sell our products, could lead to a decrease in demand for our products. In addition to changes in regulations, health and safety concerns could increase the costs incurred by our customers to use our products and otherwise limit the use of these products, which could lead to decreased demand for these products. Such a decrease in demand likely would have an adverse effect on our business and results of operation. Materials such as styrene, butadiene, acrylonitrile, ethylbenzene, BPA and halogenated flame retardant are used in the manufacturing of our products and have come under increased regulatory scrutiny due to potentially significant or perceived health and safety concerns. For example, on June 10, 2011, the U.S. National Toxicology Program (“NTP”), which is part of the Health and Human Services Administration, issued its 2011 Report on Carcinogens, and reclassified styrene as “reasonably anticipated to be a carcinogen”. The NTP is not a regulatory body, so there would only be a direct impact on commerce if a regulatory agency such as OSHA were to require additional warnings or labels—which is not anticipated. Although the concentrations of styrene monomer to which our employees could be exposed are orders of magnitude lower than the levels set by OSHA and other regulatory bodies, and end-use applications would typically present an even lower potential exposure, there is a risk that customers could move away from styrenics products due to the reclassification. Styrene and butadiene are considered residual materials that could potentially migrate out of the product. Occupational limits are also being considered for ethylbenzene and acrylonitrile, two raw materials used extensively in our operations. BPA is a monomer that we use in the production of polycarbonate, which is considered an endocrine disruptor. BPA is receiving high visibility in the media, has subjected others to class action litigation and has resulted in customer and consumer deselection of materials particularly in food contact applications such as baby bottles, sippy cups, toys and water bottles as well as legislative initiatives banning its use. We do not sell into the markets where BPA has been banned, but additional regulation of residual levels of BPA in appliances, medical devices and other products could arise in the future which could significantly impact our plastics business. A halogenated flame retardant under scrutiny in the European Union is HBCD, which may be banned by the Registration, Evaluation and Authorization of Chemicals (“REACH”) in the year 2015, unless authorization for use is not petitioned and granted. In that event, a substitute chemistry would be required to replace HBCD.

Our products are also used in a variety of end-uses that have specific regulatory requirements such as those relating to products that have contact with food or medical end-uses. We and many of the applications for the products in the end-use markets in which we sell our products are regulated by various national and local rules, laws and regulations. For example, changes in regulations banning or restricting the use of these residual materials in our products, or our customers’ products, could adversely affect our results of operations and adversely affect our financial condition. Failure to appropriately manage safety, human health, product liability and environmental risks associated with our products, product life cycles and production processes could adversely impact employees, communities, stakeholders, the Company’s reputation and the results of its operations.

We, our products and many of the applications for our products in the end-use markets in which we sell our products are regulated by various national and local rules, laws and regulations. Changes in any of these areas could result in additional compliance costs, seizures, confiscations, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, changes in environmental and safety laws and regulations restricting the use of a particular chemical could cause a decline in sales to producers of that product.

Dow provides significant operating and other services, and certain raw materials used in the production of our products, under agreements that are important to our business. The failure of Dow to perform their obligations, or the termination of these agreements, could adversely affect our operations.

Prior to June 17, 2010, we were operated by Dow. Dow continues to provide services under certain agreements that are important to our business. We are a party to:

•	a transition services agreement pursuant to which Dow provides us with certain customer service, financial services, and human resource services;

•	an outsourcing service agreement pursuant to which Dow provides certain administrative and business services to us for the operation of the Company beyond the one year of transition services;

•	supply and sales agreements pursuant to which Dow, among other things, provides us with raw materials, including ethylene, benzene, butadiene and BPA;

•	a contract manufacturing agreement pursuant to which Dow operates and maintains one of its Freeport, Texas facilities to produce PC products for us; and

•

an operating services agreement pursuant to which Dow will operate and maintain certain of our facilities at Rheinmuenster, Germany as well as employ and provide almost all of the staff for this facility.

Under the terms of the above agreements, either party is permitted to terminate the applicable agreement in a variety of situations. Should Dow fail to provide these services or raw materials, or should any of the above agreements be terminated, we would be forced to obtain these services and raw materials from third parties or provide them ourselves. Additionally, if Dow terminates agreements pursuant to which we are obligated to provide certain services, we may lose the fees received by us under these agreements. From time to time, as part of our ongoing business operations, we discuss potential changes in the terms of our various agreements with Dow based upon changes in market conditions or other factors. Any agreed changes to any of these contractual arrangements are not binding until the execution of formal documentation. The failure of Dow to perform its obligations under, or the termination of, any of these contracts could adversely affect our operations and, depending on market conditions at the time of any such termination, we may not be able to enter into substitute arrangements in a timely manner, or on terms as favorable to us.

Under certain of these agreements, we are required to indemnify Dow in certain circumstances, including for loss and damages resulting from Dow’s negligence in performing their obligations, subject to certain limitations.

Compliance with extensive environmental, health and safety laws may require material expenditures.

We use large quantities of hazardous substances and generate hazardous wastes in our manufacturing operations. Consequently, our operations are subject to extensive environmental, health and safety laws and regulations at both the national and local level in multiple jurisdictions. Many of these laws and regulations have become more stringent over time and the costs of compliance with these requirements may increase, including costs associated with any capital investments for pollution control facilities. For example, in the United States, the U.S. Environmental Protection Agency (“EPA”) has moved forward on requirements for new air emission regulations covering greenhouse gas emissions which have not yet been sanctioned by Congress, new emission standards for industrial boilers, and established more stringent ambient air quality standards, which may subject us to significant additional capital expenditures and operating expenses in the future. In addition, our production facilities require operating permits that are subject to periodic renewal and, in circumstances of noncompliance, may be subject to revocation. The necessary permits may not be issued or continue in effect, and any issued permits may contain more stringent limitations on our operations.

Compliance with more stringent environmental requirements would likely increase our costs of transportation and storage of raw materials and finished products, as well as the costs of storage and disposal of wastes. Additionally, we may incur substantial costs, including penalties, fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations for failure to comply with these laws or permit requirements.

We may be subject to losses due to lawsuits arising out of environmental damage or personal injuries associated with exposure to chemicals or the release of chemicals.

We face the risk that individuals could seek damages for personal injury due to exposure to chemicals at our facilities, chemicals which have been released from our facilities, chemicals otherwise owned or controlled by us, or chemicals which allegedly migrated from products containing our materials. Legal claims and regulatory actions could subject us to both civil and criminal penalties, which could affect our product sales, reputation and profitability. We may be subject to claims with respect to workplace exposure, workers’ compensation and other health and safety matters. There are several properties which we now own on which Dow has been conducting remediation to address historical contamination. Those properties include Allyn’s Point, Connecticut, Dalton, Georgia, Livorno, Italy and Guaruja, Brazil. There are other properties with historical contamination that are owned by Dow that we lease for our operations, including our facility in Midland, Michigan. While we did not assume the liabilities associated with these properties in the U.S., because certain environmental laws can impose liability for contamination on the current owner or operator of a property, even if it did not create the contamination, there is a possibility that a governmental authority or private party could seek to include us in an action or claim for remediation or damages, even though the contamination may have occurred prior to our ownership or occupancy. While Dow has agreed to indemnify us for liability for releases of hazardous materials that occurred prior to our separation from Dow, the indemnity is subject to limitations, and we cannot be certain that Dow will fully honor the indemnity or that the indemnity will be sufficient to satisfy all claims that we may incur. In addition, we face the risk that future claims might fall outside of the scope of the indemnity, particularly if we experience a release of hazardous materials that occurs in the future or at any time after the closing of the Acquisition.

The environmental liabilities at a particular site could increase as a result of, among other things, changes in laws and regulations, modifications to the site’s investigation and remediation plans, unanticipated construction problems, identification of additional areas or quantities of contamination, increases in labor, equipment and technology costs, significant changes in the financial condition of Dow or other responsible parties and the outcome of any related legal and administrative proceedings to which we may become a party. Any increase in liability may be outside the scope of the indemnity provided by Dow, resulting in increased costs payable by us. It is not possible for us to reasonably estimate the amount and timing of all future expenditures related to environmental or other contingent matters. Accruals for environmental matters are recorded by the Company when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies, and in 2010 no such reserve was recorded.

Our business involves risk of exposure to product liability claims.

Even though we are generally a material supplier rather than a manufacturer of finished goods, the development, manufacture and sales of specialty emulsion polymers and plastics by us involve inherent risk of exposure to product liability claims, product recalls and related adverse publicity. While we attempt to protect ourselves from such claims and exposures in our adherence to standards and specifications and contractual negotiations, there can be no assurance that our efforts in this regard will ultimately protect us from any such claims. A consumer may attempt to seek contribution from us due to a product liability claim brought against them by a consumer, or a consumer may bring a product liability claim directly against us. A product liability claim or judgment against us could result in substantial and unexpected expenditures, affect consumer or customer confidence in our products, and divert management’s attention from other responsibilities. A successful product liability claim or series of claims against us in excess of our insurance coverage payments, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition or results of operations.

Our end-use markets are highly competitive, and we may lose market share to other producers of styrene-based chemical products or to producers of other products that can be substituted for our products.

Our industry is highly competitive and we face significant competition from large international producers, as well as from smaller regional competitors. Our most significant competitors include BASF, Nippon Zeon, LG Chemicals and Bayer. Competition is based on a number of factors, such as price, product quality and service. Our competitors may improve their competitive position in our core end-use markets by successfully introducing new products, improving their manufacturing processes or expanding their capacity or manufacturing facilities. Some of our competitors’ financial, technological and other resources may be greater than our resources and such competitors may be better able to withstand changes in market condition. Our competitors may be able to respond more quickly than we can to new or emerging technologies or changes in customer requirements. If we are unable to keep pace with our competitors’ product and manufacturing process innovations, our financial condition and results of operations could be materially adversely affected. Some of our competitors may be able to drive down prices for our products if their costs are lower than our costs.

Competition between styrene-based chemical products and other products within the end-use markets in which we compete is intense. In addition, in certain instances, vinyl based systems have emerged as competitive products, particularly in the carpet backing market, where we have recently lost market share to these products. Increased competition from existing or newly developed products may reduce demand for our products in the future and our customers may decide on alternate sources to meet their requirements.

In addition, consolidation of our competitors or customers may result in reduced demand for our products or make it more difficult for us to compete with our competitors. If we are unable to successfully compete with other producers of styrene-based chemical products or if other products can be successfully substituted for our products, our sales may decline.

Our business is subject to seasonality that may affect our quarterly operating results and impact the market price of our ordinary shares.

Seasonal changes and weather conditions typically affect the construction and building materials end-use market. In particular, sales volumes for construction and building materials generally rise in the warmer months and generally decline during the colder months of fall and winter. Abnormally cold or wet seasons may cause reduced purchases from our construction and building materials customers. However, because seasonal weather patterns are difficult to predict, we cannot accurately estimate fluctuations in our quarterly construction and building sales in any given year. If construction and building sales results cause our operating results to fall below the periodic expectations of financial analysts or investors, the market price of our ordinary shares may decline.

The hazards associated with chemical manufacturing could result in incidents that disrupt our operations or expose us to significant losses or liabilities.

The hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes exist in our operations and the operations of other occupants with whom we share manufacturing sites. These potential risks include, but are not necessarily limited to:

•	pipeline and storage tank leaks and ruptures;

•	explosions and fires;

•	inclement weather and natural disasters;

•	terrorist attacks;

•	failure of mechanical, process safety and pollution control equipment;

•	chemical spills and other discharges or releases of toxic or hazardous substances or gases; and

•	exposure to toxic chemicals.

These hazards could expose employees, customers, the community and others to toxic chemicals and other hazards, contaminate the environment, damage property, result in personal injury or death, lead to an interruption or suspension of operations, damage our reputation and adversely effect the productivity and profitability of a particular manufacturing facility or the Company as a whole, and result in the need for remediation, governmental enforcement, regulatory shutdowns, the imposition of government fines and penalties and claims brought by governmental entities or third parties. Legal claims and regulatory actions could subject us to both civil and criminal penalties, which could affect our product sales, reputation and profitability. We have comprehensive environmental, health and safety compliance and management systems to prevent potential risks and emergency response and crisis management plans in place to mitigate potential risks. Also, although we maintain property, business interruption, comprehensive general liability, environmental impairment liability and other insurance of the types and in the amounts that we believe are customary for the industry, we may not be fully insured against all potential hazards incidental to our business due to limitations and exclusions in our policies. While the hazards associated with chemical manufacturing have not resulted in incidents that have significantly disrupted our operations or exposed us to significant losses or liabilities since the Acquisition, there can be no assurances we will not suffer such losses in the future.

Any increase in the cost of natural gas or electricity may adversely affect our results of operations.

We use natural gas and electricity to operate our facilities and generate heat and steam for our various manufacturing processes. Natural gas prices have experienced significant volatility in the past several years. Wide fluctuations in natural gas prices may result from relatively minor changes in supply and demand, market uncertainty, and other factors, both domestic and foreign, that are beyond our control. In addition, natural gas is often a substitute for petroleum-based energy supplies and natural gas prices are positively correlated with petroleum prices. Future increases in the price of petroleum (resulting from increased demand, political instability or other factors) may result in significant additional increases in the price of natural gas. In addition, electricity prices are generally affected by increases in the price of petroleum. Any increase in the cost of natural gas or electricity could have a material adverse impact on our financial condition and results of operations.

We are subject to customs, international trade, export control, antitrust, zoning and occupancy and labor and employment laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous regulations, including customs and international trade laws, export/import control laws, and associated regulations. These laws and regulations limit the countries in which we can do business; the persons or entities with whom we can do business; the products which we can buy or sell; and the terms under which we can do business, including anti-dumping restrictions. In addition, we are subject to antitrust laws and zoning and occupancy laws that regulate manufacturers generally and/or govern the importation, promotion and sale of our products, the operation of factories and warehouse facilities and our relationship with our customers, suppliers and competitors. If any of these laws or regulations were to change or were violated by our management, employees, suppliers, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our products and hurt our business and negatively impact results of operations. In addition, in some areas we benefit from certain trade protections, including anti-dumping protection and the European Union’s Authorized Economic Operator program, which provides expedited customs treatment for materials crossing national borders. If we were to lose these protections, our results of operations could be adversely affected.

In addition, changes in statutory minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefits costs, which could negatively impact our profitability.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

We are dependent on the continued service of key executives, the loss of any of whom could adversely affect our business.

Our performance is substantially dependent on the performance of our senior management team, including Christopher D. Pappas, our President and Chief Executive Officer, and Richard J. Diemer, Jr., our Executive Vice President and Chief Financial Officer. We have entered into agreements with each member of our senior management team that restrict their ability to compete with us should they decide to leave our Company. Even though we have entered into these agreements, we cannot be sure that any member of our senior management team will remain with us, or that they will not seek to compete with us in the future. The loss of members of our senior management team could impair our ability to execute our business plan and growth strategy, cause us to lose customers and reduce revenue, or lead to employee morale problems and/or the loss of key employees.

Fluctuations in currency exchange rates may significantly impact our results of operations and may significantly affect the comparability of our results between financial periods.

Our operations are conducted by subsidiaries in many countries. The results of the operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The main currencies to which we are exposed are the Euro, the British pound, Chinese renminbi, Indian rupee, Korean won, Brazilian real and Swedish krona. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from these operations reported in our consolidated financial statements and an appreciation of these currencies will result in a corresponding increase in such amounts. Because many of our raw material costs are determined with respect to the U.S. dollar rather than these currencies, depreciation of these currencies may have an adverse effect on our profit margins or our reported results of operations. Conversely, to the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively impact our results of operations. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods.

We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

We generally do not have long-term contracts with our customers, and the loss of customers could adversely affect our sales and profitability.

With some exceptions, our business is based primarily upon individual sales orders with our customers. As such, our customers could cease buying our products from us at any time, for any reason, with little or no recourse. If multiple customers elected not to purchase products from us, our business prospects, financial condition and results of operations could be adversely affected.

If we are not able to continue the technological innovation and successful commercial introduction of new products, our customers may turn to other producers to meet their requirements.

Our industry and the end-use markets into which we sell our products experience periodic technological change and ongoing product improvements.

In addition, our customers may introduce new generations of their own products or require new technological and increased performance specifications that would require us to develop customized products. Innovation or other changes in our customers’ product performance requirements may also adversely affect the demand for our products. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key end-use markets, and upon our ability to successfully develop, manufacture and market products in such changing end-use markets. We need to continue to identify, develop and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and our competitive position. We may not be successful in developing new products and technology that successfully compete with such materials, and our customers may not accept any of our new products. If we fail to keep pace with evolving technological innovations or fail to modify our products in response to our customers’ needs, then our business, financial condition and results of operations could be adversely affected as a result of reduced sales of our products.

Our business relies on intellectual property and other proprietary information and our failure to protect our rights could harm our competitive advantages with respect to the manufacturing of some of our products.

Our success depends to a significant degree upon our ability to protect and preserve our intellectual property and other proprietary information of our business. However, we may be unable to prevent third parties from using our intellectual property and other proprietary information without our authorization or independently developing intellectual property and other proprietary information that is similar to ours, particularly in those countries where the laws do not protect proprietary rights to the same degree as in the United States. The unauthorized use of our intellectual property and other proprietary information by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. If it becomes necessary for us to litigate to protect our proprietary rights, any proceedings could be burdensome and costly, and we may not prevail. In connection with the Acquisition, patents, copyrights and trade secrets of Dow that were used by Dow to operate the Styron business segments prior to the Acquisition were either assigned to us or licensed to us on a worldwide basis, subject to exclusive licenses granted by Dow prior to the Acquisition. Our license from Dow is exclusive within the Styron business segments for certain patents and patent applications that were used by Dow primarily in those Styron business segments prior to the Acquisition and is exclusive with respect to certain patents used for the production of specified foams that have a specified density, subject to licenses previously granted by Dow, to any current and future requirements of the U.S. Federal Trade Commission and to certain retained rights of Dow, including the right to use patents and other intellectual property that we acquired from Dow in the Acquisition outside the Styron business segments and for styrene acrylate latexes sold outside of specified markets and for internal consumption by Dow. Our license from Dow is limited to use in defined areas corresponding to our current business segments excluding certain products and end-use application technology retained by Dow. Our ability to develop, manufacture or sell products and technology outside of these defined areas may be impeded by the intellectual property rights that have been retained by Dow, which may limit our ability to develop new products and enter new markets.

Any patents we own that are exclusively licensed to us that have been or will be issued in the future, may not provide us with any competitive advantage and may be challenged by third parties. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our intellectual property and other proprietary information. Moreover, our competitors may already hold or have applied for patents in the United States or abroad that, if enforced following their issuance, could possibly limit our ability to manufacture or sell one or more of our products in the jurisdictions in which such patents are issued. In general, competitors or other parties may, from time to time, assert issued patents or other intellectual property rights against us. If we are legally determined, at some future date, to infringe or violate the intellectual property rights of another party, we may have to pay damages, stop the infringing use, or attempt to obtain a license of such intellectual property from the owner of such intellectual property. With respect to our pending patent applications, we may not be successful in securing patents for the patent claims we are pursuing. Our failure to secure these patents may limit our ability to protect inventions that these applications were intended to cover. In addition, as our patents expire in the coming years, we may face increased competition with consequent erosion of profit margins.

It is our policy to enter into confidentiality agreements with our employees and third parties to protect our unpatented proprietary manufacturing know how, continuing technological innovation and other trade secrets, but our confidentiality agreements could be breached and may not prevent our manufacturing know how and other trade secrets from being misappropriated by others. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing know how. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means.

We have registered and applied for registration of certain service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. The applicable governmental authorities may not approve our pending applications. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect and enforce our trademarks and impede our marketing efforts in those jurisdictions. Moreover, third parties may seek to oppose our applications or otherwise challenge the resulting registrations. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands.

We may be unable to determine when third parties are using our intellectual property rights without our authorization. In addition, we cannot be certain that any intellectual property rights that we have licensed to third parties are being used only as authorized by the applicable license agreement. The undetected or unremedied, unauthorized use of our intellectual property rights or the legitimate development or acquisition of intellectual property related to our industry by third parties could reduce or eliminate any competitive advantage we have as a result of our intellectual property, adversely affecting our financial condition and results of operations.

If we fail to adequately protect our intellectual property and other proprietary information, including our processes, apparatuses, technology, trade secrets, trade names and proprietary manufacturing know how, methods and compounds, through obtaining patent protection and securing trademark registrations and confidentiality agreements of appropriate scope, our competitive advantages over other producers could be materially adversely affected. If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management’s attention. We may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our financial condition and results of operations.

In connection with the Acquisition, we acquired ownership of, or in some cases, a worldwide right and license to use, certain patents, patent applications and other intellectual property of Dow that were used by Dow to operate the Styron business segments prior to the Acquisition. Generally, we acquired ownership of the intellectual property that was primarily used in the Styron business segments and acquired a license to a more limited set of intellectual property that had broader application within Dow beyond the Styron business segments. Our license from Dow is perpetual, irrevocable, fully paid-up, and royalty-free. Furthermore, our license from Dow is exclusive within the Styron business segments for certain patents and patent applications that were used by Dow primarily in those Styron business segments prior to the Acquisition, subject to licenses previously granted by Dow, to any current and future requirements of the U.S. Federal Trade Commission and to certain retained rights of Dow, including the right to use patents and patent applications outside the Styron business segments and for internal consumption by Dow. Our license from Dow relates to polymeric compositions, manufacturing processes and end applications for the polymeric compositions; and is limited to use in defined areas corresponding to our current business segments excluding certain products and end-use application technology retained by Dow. Our ability to develop, manufacture or sell products and technology outside of these defined areas may be impeded by the intellectual property rights that have been retained by Dow, which could adversely affect our business, financial condition and results of operations. Additionally, we may not be able to enforce, and Dow may be unwilling to enforce, this intellectual property that has been retained by Dow where infringement could also impact our business and competitive position.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We continually seek to improve our business processes and develop new products and applications. Many of our competitors have a substantial amount of intellectual property that we must continually monitor to avoid infringement. Although it is our policy and intention not to infringe valid patents, we cannot provide assurances that our processes and products do not and will not infringe issued patents (whether present or future) or other intellectual property rights belonging to others, either in the United States or abroad. From time to time, and where permitted by applicable law, we oppose patent applications that we consider overbroad or otherwise invalid in order to help ensure that we have the necessary freedom to operate fully in our various business lines without the risk of being sued for patent infringement. If, however, patents are subsequently issued on any such applications by other parties, or if patents belonging to others already exist that cover our products, processes or technologies, it is possible that we could be liable for infringement of such patents and we could be required to take remedial or curative actions to continue our manufacturing and sales activities with respect to one or more products that are found to be infringing. We may also be subject to indemnity claims by our licensees arising out of claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by such licensees in connection with their use of our products. Intellectual property litigation often is expensive and time-consuming, regardless of the merits of any claim, and our involvement in such litigation could divert our management’s attention from operating our business. If we were to discover that any of our processes, technologies or products infringe the valid intellectual property rights of others, we might determine to obtain licenses from the owners of such rights or to re-engineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products in a manner that is successful in avoiding infringement. Moreover, if we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

It may be difficult for a third party to acquire us, which could discourage or prevent a change of control or merger.

After the completion of this offering, Bain Capital and related persons and entities will own approximately         % of the voting power of our ordinary shares (or approximately         % if the underwriters exercise their option to purchase additional shares in full). For as long as Bain Capital and affiliates own a majority of our ordinary shares, a takeover of our company will require their approval. In addition, provisions in our organizational documents may discourage, delay or prevent a merger or other change in control that a shareholder may consider favorable, which could limit the price investors might be willing to pay in the future for our ordinary shares, decreasing the value of your shares.

The labor and employment laws in many jurisdictions in which we operate are more restrictive than in the United States. Our relationship with our employees could deteriorate, which could have an adverse effect on our operations.

As a manufacturing company, we rely on our employees and good relations with our employees to produce our products and maintain our production processes and productivity. Approximately 83% of our employees are employed outside of the United States. In certain of those countries, such as the member states of the European Union, labor and employment laws are more restrictive than in the United States. In many jurisdictions, the laws grant significant job protection to employees, which subject us to employment arrangements that are very similar to collective bargaining agreements. In addition, 17% of our employees within the United States are members of a union and subject to a collective bargaining agreement.

We are required to consult with and seek the consent or advice of the unions or works’ councils that represent our employees for certain of our activities. This requirement could have a significant impact on our flexibility in managing costs and responding to market changes. Furthermore, there can be no assurance that we will be able to negotiate labor agreements with our unionized employees in the future on satisfactory terms. If those employees were to engage in a strike, work stoppage or other slowdown, or if any of our other employees were to become unionized, we could experience a significant disruption of our operations or higher ongoing labor costs, which could have a material adverse effect on our financial condition and results of operations.

As a global business, we are exposed to local business risks in different countries, which could have a material adverse effect on our financial condition or results of operations.

We have significant operations in foreign countries, including manufacturing facilities, research and development facilities, sales personnel and customer support operations. Currently, we operate, or others operate on our behalf, 36 manufacturing plants (which include a total of 86 production units) at 29 sites around the world, including in Australia, Brazil, Colombia, Germany, Greece, the Netherlands, Belgium, Italy, Finland, Sweden, China, South Korea, Indonesia, Japan and Taiwan, in addition to our operations in the

United States. Our offshore operations are subject to risks inherent in doing business in foreign countries, including, but not necessarily limited to:

•	new and different legal and regulatory requirements in local jurisdictions;

•	export duties or import quotas;

•	domestic and foreign customs and tariffs or other trade barriers;

•	potential staffing difficulties and labor disputes;

•	managing and obtaining support and distribution for local operations;

•	increased costs of transportation or shipping;

•	credit risk and financial conditions of local customers and distributors;

•	potential difficulties in protecting intellectual property;

•	risk of nationalization of private enterprises by foreign governments;

•	potential imposition of restrictions on investments;

•	potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

•	legal restrictions on doing business in or with certain nations, certain parties and/or certain products;

•	foreign currency exchange restrictions and fluctuations; and

•	local economic, political and social conditions, including the possibility of hyperinflationary conditions and political instability.

We may not be successful in developing and implementing policies and strategies to address the foregoing factors in a timely and effective manner at each location where we do business. Consequently, the occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon our financial condition and results of operations.

Our operations in developing markets could expose us to political, economic and regulatory risks that are greater than those we may face in established markets. Further, our international operations require us to comply with a number of United States and international regulations. For example, we must comply with the Foreign Corrupt Practices Act (“FCPA”), which prohibits companies or their agents and employees from providing anything of value to a foreign official or agent thereof for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. We operate in some nations that have experienced significant levels of governmental corruption. Although we implement policies and procedures designed to assure compliance with all applicable laws, rules and regulations, our employees, agents and contractors, including companies to which we outsource business operations, may take actions in violation of our policies and legal requirements. Such violations, even if prohibited by our policies and procedures, could have an adverse effect on our business and reputation. Any failure by us to ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial civil and criminal penalties or restrictions on our ability to conduct business in certain foreign jurisdictions, and our results of operations and financial condition could be materially and adversely affected.

Risks Related to Investment in a Luxembourg Company

We are a Luxembourg public limited liability company (“société anonyme”) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, some of our directors and officers named in this prospectus reside outside the United States and most of their assets are located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the Company.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will depend upon the conditions set forth in the Luxembourg procedural code, which may include the following:

•	the judgment of the U.S. court is enforceable (exécutoire) in the United States;

•

the U.S. court had full jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the judgment of the U.S. court does not contravene Luxembourg international public policy.

Our articles of association provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by him in connection with any losses or liabilities, claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among us and any of our current or former directors and officers will be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities as directors or officers. Although there is doubt as to whether U.S. courts would enforce such a provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or in jurisdictions that would apply Luxembourg law.

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of association which will be effective prior to the completion of this offering, and by the laws governing public limited liability companies organized under the laws of the Grand Duchy of Luxembourg. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. See “Comparison of Shareholder Rights” for a discussion of differences between Luxembourg and Delaware corporate law.

You may not be able to participate in equity offerings, and you may not receive any value for rights that we may grant.

Pursuant to Luxembourg law on commercial companies, dated August 10, 1915, as amended from time to time (the “Luxembourg Corporate Law”), existing shareholders are generally entitled to pre-emptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, prior to the completion of this offering, our articles of association will provide that pre-emptive subscription rights can be limited, waived or cancelled until                     , 2016 and the general meeting of our shareholders may renew, expand or amend such authorization. “Description of Share Capital—Pre-emptive Rights.”

Risks Related to Our Ordinary Shares and this Offering

Control by Bain Capital could adversely affect our other shareholders.

When this offering is completed, Bain Capital will beneficially own approximately     % of Parent’s ordinary shares (based on the number of ordinary shares outstanding as of                     , 2011), and Parent, in turn, will own approximately         % of our ordinary shares, assuming no exercise of the underwriters’ option to purchase additional ordinary shares. In addition, we expect that, pursuant to the terms of a shareholder agreement, Bain Capital will be able to elect their designees to serve as members of our board of directors. These shareholder designees are expected to represent             of the             members of our board of directors immediately after this offering. Bain Capital will have a continuing ability to control our board of directors and to exercise significant influence over our affairs for the foreseeable future, including controlling the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets.

In addition, because we are a foreign private issuer, we will not be subject to the independence requirements of the              that require that our board of directors be comprised of a majority of independent directors, that we have a compensation committee comprised solely of independent directors and that we have a nominating and governance committee comprised solely of independent directors.

This concentrated control by Bain Capital will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

There has been no prior public market for our ordinary shares, and an active trading market may not develop or be sustained.

Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the extent to which a trading market for our ordinary shares will develop or how liquid that market might become. An active trading market for our ordinary shares may never develop or may not be sustained, which could adversely affect your ability to sell your ordinary shares and the market price of your ordinary shares. Also, if you purchase ordinary shares in this offering, you will pay a price that was not established in public trading markets. The initial public offering price for the ordinary shares will be determined by negotiations between us, the selling shareholder and the underwriters and does not purport to be indicative of prices at which our ordinary shares will trade upon completion of this offering. Consequently, you may not be able to sell your ordinary shares above the initial public offering price and may suffer a loss on your investment.

The market price of our ordinary shares may be volatile and may trade at prices below the initial public offering price.

The stock market in general, and the market for equities of newly-public companies in particular, have been highly volatile. As a result, the market price of our ordinary shares is likely to be similarly volatile, and investors in our ordinary shares may experience a decrease, which could be substantial, in the value of their ordinary shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our ordinary shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions or departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	announcement of technological innovations by us or our competitors;

•	the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	the expiration of contractual lock-up arrangements with our executive officers, directors and shareholders;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	changes in general market and economic conditions;

•	changes or trends in our industry;

•	investors’ perception of our prospects; and

•	adverse resolution of any new or pending litigation against us.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation.

A total of             or     % of our total outstanding ordinary shares after the offering are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of ordinary shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our ordinary shares.

The market price of our ordinary shares could decline as a result of sales of a large number of our ordinary shares in the market after this offering, and the perception that these sales could occur may also depress the market price of our ordinary shares. We will have             ordinary shares outstanding after this offering, assuming no exercise of our outstanding options or warrants. Of these shares,             ordinary shares sold in this offering will be freely tradable in the United States, except for any ordinary shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act.

The holders of             outstanding ordinary shares have agreed with the underwriters, subject to a number of exceptions, not to dispose of or hedge any of their ordinary shares during the 180-day period beginning on the date of this prospectus, except with the prior written consent of the representatives of the underwriters in this offering. After the expiration of the 180-day restricted period, these ordinary shares, may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of ordinary shares held by affiliates, compliance with the volume restrictions of Rule 144. We expect             ordinary shares to be subject to contractual transfer restrictions pursuant to the Investor Subscription and Shareholder Agreement with Dow Europe Holding B.V. (“Dow Europe”) and funds associated with Bain Capital (the “Shareholder Agreement”) (see “Certain Relationships and Related Party Transactions—Shareholder Agreement”).

Number of shares and % of total outstanding	Date available for sale into public markets
, or %	Immediately after this offering.

, or %	180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the representatives of the underwriters can waive the provisions of these lock-up agreements and allow these shareholders to sell their ordinary shares at any time, provided applicable holding periods under Rule 144 have expired.

Upon completion of this offering, the holders of             ordinary shares, or     % of our outstanding ordinary shares as of                     , 2011, will be entitled, under contracts providing for registration rights, to require us to register our ordinary shares owned by them with the SEC. Upon effectiveness of any registration statement, subject to lock-up agreements with the representatives of the underwriters, those ordinary shares will be available for immediate resale in the United States in the open market.

Sales of our ordinary shares as restrictions expire or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales, or the perception that such sales could occur, also could cause the market price for our ordinary shares to fall and make it more difficult for you to sell our ordinary shares.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value of their ordinary shares.

The initial public offering price of our ordinary shares in this offering is considerably more than the net tangible book value per ordinary share. Purchasers in this offering will suffer immediate dilution of $             per ordinary share of pro forma net tangible book value, based on the sale of ordinary shares to be sold in this offering at an assumed initial public offering price of $             per ordinary share (the mid-point of the price range set forth on the cover of this preliminary prospectus). See “Dilution.”

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future. Accordingly, investors may only realize future gains on their investments if the price of their ordinary shares increases, which may never occur.

After the completion of this offering, we do not anticipate making any cash or other distributions on our ordinary shares in the foreseeable future. The payment of cash distributions on ordinary shares is restricted under the terms of our Senior Secured Credit Facility. In addition, because we are a holding company, our ability to make any distributions on ordinary shares may be limited by restrictions on our ability to obtain sufficient funds from subsidiaries, including restrictions under the terms of our Senior Secured Credit Facility. Furthermore, under the laws of Luxembourg, we are able to make distributions only to the extent that we have profits available and distributable reserves. We anticipate that we will retain all of our available funds for use in the operation and development of our business. Accordingly, investors may only realize future gains on their investments if the price of their ordinary shares increases, which may never occur. Investors seeking cash or other distributions should not purchase our ordinary shares. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The market price of our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our ordinary shares or its trading volume to decline. Moreover, if one or more of the analysts who cover our Company downgrade our ordinary shares or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline.

Future equity issuances may dilute the holdings of ordinary shareholders and could materially affect the market price of our ordinary shares.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our ordinary shares, as well as our earnings per ordinary share and net asset value per ordinary share. Future sales of substantial amounts of our ordinary shares in the public market, whether by us or by our existing shareholders, or the perception that sales could occur, may adversely affect the market price of our shares, which could decline significantly.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the                     . The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will require significant expenditures and effort by management, and if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, the market price of our ordinary shares could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations and beginning with our Annual Report on Form 20-F for the year ending December 31, 2012, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal controls over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and the market price of our ordinary shares could decline. See “Risk Factors—Risks Related to Our Business—We have material weaknesses in our internal controls over financial reporting. If one or more material weaknesses persist or if we fail to establish and maintain effective internal controls over financial reporting in the future, our ability to both timely and accurately report our financial results could be adversely affected.”

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our common shares.

The             listing rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements within the permitted phase-in periods, we are permitted to follow home country practice in lieu of the above requirements. Luxembourg law, the law of our home country, does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the             listing rules, or they may decide that it is in the Company’s interests not to have a compensation committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with             listing rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to the             listing rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company could, in the future, be more limited than if we were subject to the             listing rules.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, or strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including but not limited to:

•	conditions in the global economy and capital markets;

•	increased costs or disruption in the availability of the raw material utilized for our products;

•	our substantial level of indebtedness;

•	our continued beneficial relationship with Dow;

•	loss of market share to other producers of styrene-based chemical products or to producers of other products that can be substituted for our products;

•	hazards associated with chemical manufacturing;

•	seasonality of our business;

•	inability to continue technological innovation and successful introduction of new products;

•	compliance with environmental, health and safety laws;

•	losses due to lawsuits arising out of environmental damage or potential injuries associated with exposure to chemicals;

•	changes in laws and regulations applicable to our business;

•	our inability to protect our trademarks or other intellectual property rights;

•	our dependence upon key executive management;

•	system security risk issues that could disrupt our internal operations or information technology services;

•	fluctuations in energy costs;

•	fluctuations in currency exchange rates;

•	our separation agreements with Dow;

•	a loss of customers; and

•	local business risks in different countries in which we operate.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate based upon an assumed initial public offering price of $             per ordinary share, the midpoint of the range set forth on the cover of this prospectus, that we will receive net proceeds from the offering of approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our ordinary shares by the selling shareholder, including any ordinary shares sold by the selling shareholder in connection with the exercise of the underwriters’ option to purchase additional ordinary shares.

We intend to use the net proceeds from this offering:

•

to pay fees and expenses incurred in connection with this offering, including $             in advisory and transaction fees to affiliates of Bain Capital (see “Certain Relationships and Related Party Transactions—Bain Capital Advisory Agreement and Transaction Services Agreement”);

•	to repay approximately $ of indebtedness outstanding under our Term Loan (see “Description of Certain Indebtedness”); and

•	the remainder for general corporate purposes.

A $1.00 increase or decrease in the assumed initial public offering price of $             per ordinary share would increase or decrease the net proceeds we receive from this offering by approximately $             million, assuming the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same.

Under the Term Loan, we borrowed an aggregate principal amount of $1.4 billion, a portion of which was used to repay the existing term loan and related accrued interest and the Seller Note and related accrued interest. The Term Loan matures on August 2, 2017. The borrowing rate is equal to LIBOR (subject to floors of 1.75% for the Revolving Facility and 1.5% for the Term Loan) or the U.S. prime lending rate (subject to a floor of 2.5%), plus respective applicable margin rates. The applicable margin rates are determined by the leverage ratio in effect on the first day of each interest period.

Certain of the underwriters or their affiliates currently hold balances under our Senior Secured Credit Facility. As a result, based on amounts outstanding as of                     , 2011, and assuming the above repayments, the following underwriters and their respective affiliates would receive net proceeds from this offering as follows:                      See “Underwriting.”

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. The payment of cash distributions on ordinary shares is restricted under the terms of our Senior Secured Credit Facility. Additionally, because we are a holding company, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2011, on:

•	an actual basis; and

•	on a pro forma as adjusted basis to give effect to the offering and the use of proceeds hereof.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2011
	Actual	Pro Forma(1)
	(in millions)
Cash and cash equivalents	$134.0	$

Secured debt, including current portion:
Accounts receivable securitization	87.4
Revolving Facility(2)	75.0
Term Loan, net of discount(2)	1,395.6

Total indebtedness, including current portion	1,558.0

Shareholder’s equity:
Ordinary shares	0.6
Additional paid-in capital	201.1
Accumulated deficit	(26.1)
Accumulated other comprehensive income	148.9

Total shareholder’s equity	324.5

Total capitalization	$1,882.5	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price of $ per ordinary share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the net proceeds from this offering available to us and correspondingly increase or decrease the amount of additional paid-in capital, total shareholder’s equity and total capitalization by approximately $ million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See “Use of Proceeds.”
(2)	Our Term Loan and Revolving Facility are collateralized by a security interest in substantially all the assets of Trinseo and certain subsidiary guarantors.

DILUTION

Our net tangible book value as of                     , 2011, before giving effect to the sale of              ordinary shares offered in this offering, was approximately $            , or approximately $             per ordinary share. Net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of ordinary shares outstanding at                     , 2011, prior to the sale of              ordinary shares offered in this offering. Dilution in net tangible book value per ordinary share represents the difference between the amount per ordinary share paid by investors in this offering and the pro forma net tangible book value per ordinary share outstanding immediately after this offering.

After giving effect to the sale of              ordinary shares in this offering, based upon an assumed initial public offering price of $             per ordinary share, the              midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our pro forma net tangible book value as of                     , 2011 would have been approximately $             million, or $             per ordinary share. This represents an immediate increase in net tangible book value of $             per ordinary share, to existing shareholders and immediate dilution of $             per share to new investors purchasing ordinary shares in this offering at the initial public offering price.

The following table illustrates this dilution in net tangible book value per ordinary share to new investors:

Assumed initial public offering price per ordinary share	$
Net tangible book value per ordinary share as of , 2011	$
Increase in pro forma net tangible book value per ordinary share attributable to this offering	$
Pro forma net tangible book value per ordinary share as of , 2011 (after giving effect to this offering)	$
Dilution per ordinary share to new investors(1)	$

(1)	Dilution is determined by subtracting pro forma net tangible book value per ordinary share after giving effect to the offering from the initial public offering price paid by a new investor.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per ordinary share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) our pro forma net tangible book value by $             million, or $             per ordinary share, and the dilution in net tangible book value per share to investors in this offering by $             per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same. The as adjusted information is illustrative only and, following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, as of                     , 2011, on a pro forma basis, the number of ordinary shares purchased from us, the aggregate cash consideration paid to us and the average price per ordinary share paid to us by existing shareholders and to be paid by new investors purchasing ordinary shares from us in this offering. The table assumes an initial public offering price of $             per ordinary share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing shareholders			%	$		%	$
New investors

Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per ordinary share would increase (decrease) the total consideration paid by investors participating in this offering by $             million, or increase (decrease) the percent of total consideration paid by investors participating in this offering by     %, assuming that the number of ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional ordinary shares, no exercise of any outstanding options and no sale of ordinary shares by the selling shareholder. The sale of              ordinary shares to be sold by the selling shareholder in this offering will reduce the number of shares held by existing shareholders to             , or     % of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to             , or     % of the total shares outstanding. In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of ordinary shares held by existing shareholders will be further reduced to             , or     % of the total number of ordinary shares to be outstanding upon the closing of this offering, and the number of ordinary shares held by investors participating in this offering will be further increased to              ordinary shares or     % of the total number of ordinary shares to be outstanding upon the closing of this offering.

UNAUDITED PRO FORMA CONDENSED COMBINED AND

CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed combined and consolidated financial information for the three months ended March 31, 2011 and for the year ended December 31, 2010 presented below were derived from our unaudited financial statements for the three month period ended March 31, 2011, our audited financial statements for the period from June 17, 2010 through December 31, 2010 and the related notes thereto and the audited financial statements for the Styron business for the period from January 1, 2010 through June 16, 2010 and the related notes thereto, each of which are included elsewhere in this prospectus.

On June 17, 2010, we consummated the Acquisition and acquired 100% of the former Styron business from Dow for approximately $1.5 billion plus transaction expenses. The purchase price paid was allocated to the acquired assets and liabilities at fair value. The Acquisition was funded with an $800.0 million term loan, $35.0 million in borrowings under our Revolving Facility, the $75.0 million Seller Note and $650.0 million in contributed capital.

Our unaudited pro forma condensed combined and consolidated statements of operations are presented for the three months ended March 31, 2011 and for the year ended December 31, 2010 assuming:

•	the Acquisition was completed on January 1, 2010;

•	the Refinancing Transactions were completed on January 1, 2010;

•	the supply and sales agreements between us and Dow entered into in connection with the Acquisition were in place as of January 1, 2010; and

•	the offering was completed on January 1, 2010.

As the Acquisition and Refinancing Transactions are reflected in the Company’s historical balance sheet at March 31, 2011, pro forma adjustments related to the Acquisition and Refinancing Transactions are only reflected in the pro forma condensed combined and consolidated statements of operations. The unaudited pro forma condensed consolidated balance sheet assumes that the offering was completed on March 31, 2011.

Dow had historically provided various services to the Styron business, including cash management, site services, utilities and facilities management, information technology, finance/accounting, tax, legal, human resources, site services, data processing, security, payroll, employee benefit administration, insurance administration and telecommunications. The cost of these services were allocated to the Predecessor in the combined financial statements using either activity based costing (“ABC”) or activity based management charges (“ABMC”). We believe these allocations are a reasonable reflection of costs the Company would have incurred on a stand-alone basis. See Notes B and S to our historical financial statements for information regarding the historical allocations for the period from January 1, 2010 through June 16, 2010.

The unaudited pro forma information set forth below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the above transactions occurred on the dates indicated. The unaudited pro forma information also should not be considered representative of our future financial condition or results of operations.

You should read the information contained in this table in conjunction with “Selected Historical Financial Information,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical audited financial statements and the related notes thereto included elsewhere in this prospectus.

TRINSEO S. A.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

March 31, 2011

(in millions)

	Historical	Adjustments for Offering(a)		Pro Forma As Adjusted
Assets:
Current assets:
Cash and cash equivalents	$134.0	$		$
Accounts receivable, net	998.5
Inventories	600.7
Deferred income tax assets	7.7

Total current assets	1,740.9		—

Investment in nonconsolidated affiliates	124.7
Property, plant and equipment, net	591.1
Other assets:
Goodwill	38.6
Other intangible assets, net	207.3
Deferred income tax assets	93.6
Deferred charges and other assets — noncurrent	59.4

Total other assets	398.9		—

Total assets	$2,855.6		$—	$

Liabilities and Equity:
Current liabilities:
Short-term borrowings and current portion of long-term debt	$101.4	$		$
Accounts payable:	600.4
Income taxes payable	26.1
Deferred income tax liabilities	9.0
Other current liabilities	136.5

Total current liabilities	873.4		—

Noncurrent liabilities:
Long-term debt	1,456.6
Other noncurrent obligations	134.7
Deferred income tax liabilities — noncurrent	66.4

Total noncurrent liabilities	1,657.7		—

Commitments and contingencies:
Shareholder’s Equity:
Common stock	0.6
Additional paid-in-capital	201.1
Accumulated deficit	(26.1)
Accumulated other comprehensive income	148.9

Total shareholder’s equity	324.5		—

Total liabilities and shareholder’s equity	$2,855.6		$—	$

The Offering

(a)	The assumed proceeds to our Company from this offering and the estimated use of such proceeds is as follows (in millions):

	December 31, 2010	March 31, 2011
Gross receipts from this offering	$	$
Underwriting discount, commissions and offering expenses

Net proceeds to the Company
Repayment of a portion of our Term Loan
Fees payable to Bain Capital

General corporate purposes	$	$

TRINSEO S. A.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(in millions, except per share data)

	Successor	Adjustments for Acquisition			Adjustments for Financing			Pro Forma	Adjustments for Offering			Pro Forma As Adjusted
	Historical March 31, 2011
Net sales	$1,537.6	$—			$—			$1,537.6	$			$
Cost of sales	1,367.8	(10.5)	(b	)	—			1,357.3

Gross profit	169.8	10.5			—			180.3
Selling, general and administrative expenses	84.3	—			—			84.3
Acquisition-related expenses	—	—			—			—
Equity in earnings of nonconsolidated affiliates	4.5	—			—			4.5

Operating income	90.0	10.5			—			100.5

Interest (income) expense	26.3	—			0.7	(d	)	27.0		(f	)
Loss on extinguishment of long-term debt	55.7	—			(55.7)	(e	)	—					—
Other expense	5.4	—			—			5.4

Income before taxes	2.6	10.5			55.0			68.1

Provision for income taxes	11.9	3.1	(g	)	12.0	(g	)	27.0		(g	)

Net income (loss)	$(9.3)	$7.4			$43.0			$41.1	$			$

Net loss per share, basic and diluted	$(0.15)											$

Weighted-average common shares outstanding, basic and diluted	64.3

TRINSEO S. A.

UNAUDITED PRO FORMA CONDENSED COMBINED AND

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

(in millions, except per share data)

	Successor	Predecessor	Acquisition			Financing			Pro Forma	Offering			Pro Forma As Adjusted
	June 17, 2010 through December 31, 2010	January 1, 2010 through June 16, 2010
Net sales	$2,876.9	$2,090.1	$129.4	(a	)	$—			$5,096.4	$			$
Cost of sales	2,661.7	1,895.9	126.5	(b	)	—			4,684.1

Gross profit	215.2	194.2	2.9			—			412.3
Selling, general and administrative expenses	124.6	64.6	—			—			189.2
Acquisition-related expenses	56.5	—	(56.5)	(c	)	—			—
Equity in earnings of unconsolidated affiliates	12.6	4.5	—			—			17.1

Operating income	46.7	134.1	59.4			—			240.2
Interest expense, net	47.9	—	—			49.5	(d	)	97.4		(f	)
Other income (expense)	2.3	(7.6)	—			—			(5.3)

Income (loss) before taxes	1.1	126.5	59.4			(49.5)			137.5
Provision (benefit) for income taxes	17.9	53.0	3.9	(g	)	(8.0)	(g	)	66.8		(g	)

Net income (loss)	$(16.8)	$73.5	$55.5			$(41.5)			$70.7	$			$

Net loss per share, basic and diluted	$(0.23)												$

Weighted-average common shares outstanding, basic and diluted	71.7

TRINSEO S. A.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED AND CONSOLIDATED STATEMENT OF OPERATIONS

The Acquisition

The following adjustments account for the pro forma effects of our acquisition accounting and changes related to certain contractual agreements entered into in connection with the Acquisition.

(a)	For periods prior to the Acquisition, certain Styron by-products transferred to Dow were recorded as internal transfers of inventory. These transactions have been adjusted from January 1, 2010 to be reflected as a sale to Dow based upon the contractual prices in effect as from June 17, 2010 consistent with the sales agreements entered into between Trinseo and Dow in connection with the Acquisition.

(b)	Represents the net adjustment to cost of sales resulting from the application of acquisition accounting and changes related to certain contractual agreements (in millions):

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
Cost of sales impact for sales agreements with Dow(1)	$116.5	$—
Cost of sales impact for Dow supply agreements(2)	49.5	—
Total decrease in depreciation and amortization(3)	(1.5)	(10.5)
Impact to cost of sales for inventory step-up related to the Acquisition(4)	(38.0)	—

Increase to cost of sales	$126.5	$(10.5)

(1)	As discussed in adjustment (a) above, transactions between Dow and Styron for certain Styron by-products were recorded as internal inventory transfers during the pre-Acquisition period. Pre-Acquisition cost of sales have been adjusted from January 1, 2010 to reflect these transactions using contractual prices in effect with Dow as from June 17, 2010 as these sales represent third party transactions subsequent to the Acquisition.
(2)	Prior to the Acquisition, raw materials sourced through Dow were recorded at Dow’s internal manufacturing cost. As a result, adjustments to cost of sales were made to reflect market pricing in effect as from June 17, 2010 consistent with the raw material supply agreements entered into with Dow in connection with the Acquisition.
(3)	Represents a reduction in depreciation and amortization resulting from the application of acquisition accounting to tangible and identifiable intangible assets, excluding impact of foreign currency.

Assumed allocation of excess purchase price to fair value of property, plant and equipment and identifiable intangible assets (in millions):

	Fair Value	Estimated Useful Life	December 31, 2010 Estimated Annual Depreciation and Amortization	March 31, 2011 Estimated Annual Depreciation and Amortization
Property, plant and equipment	$594.6	Various	$95.3	$14.8
Technology	190.0	15 Years	12.7	3.2
Less: aggregated historical depreciation & amortization			(109.5)	(28.5)

			$(1.5)	$(10.5)

(4)	Inventories were adjusted to their fair values as part of acquisition accounting. The adjustment removes the non-recurring expense related to the excess of the fair values of the inventories, all of which were sold in 2010, over their cost.

(c)	Represents the adjustment to remove acquisition-related expenses related to the acquisition of the Styron business.

The Refinancing Transactions

(d)	Represents the pro forma adjustments to interest expense applicable to the Refinancing Transactions, as follows (in millions):

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
Borrowings under Term Loan(1)	$83.8	$20.8
Estimated Revolving Facility borrowings(2)	4.2	1.6
Amortization of debt issuance costs(3)	6.0	1.5

Total pro forma interest expense	94.0	23.9
Less: historical interest expense	(44.5)	(23.2)

	$49.5	$0.7

(1)	Reflects pro forma interest expense based on $1.4 billion of borrowings under the Term Loan at our minimum LIBOR rate of 1.50% plus an applicable margin of 4.50% on the date of the Refinancing Transactions and amortization of $0.6 million in original issue discount associated with the Term Loan and $0.3 million in fees paid to lenders. A 0.125% increase or decrease in the interest rate on the Term Loan would increase or decrease our annual interest expense by $1.8 million.
(2)	Reflects pro forma interest expense on average assumed Revolving Facility borrowings of $35.0 million (from January 1, 2010 to June 16, 2010) and actual borrowings subsequent to June 16, 2010 based on the prime rate of 3.25% and the applicable margin of 4.75% plus a commitment fee on the unused borrowings at 0.75%.
(3)	Reflects the non-cash amortization of $20.1 million of debt issuance costs related to the Term Loan (including $1.4 million related to the original term loan) and $16.3 million of debt issuance costs related to the Revolving Facility over the term of the respective facility.

(e)	Represents pro forma adjustment to remove the loss on extinguishment of debt related to refinancing of debt.

The Offering

(f)	Represents the adjustments to interest expense applicable to this offering assuming a portion of our Term Loan is repaid with anticipated proceeds (in millions):

	Year Ended December 31, 2010	Three Months Ended March 31, 2011
Assumed amount of Term Loan repayment(1)	$	$
Effective interest rate for the period(2)

Pro forma adjustment to interest expense	$		$—

(1)	Assumes a reduction in principal amount of $ million of our Term Loan as if the repayment occurred January 1, 2010 after considering the pro forma effects of the Refinancing Transactions.
(2)	Reflects the pro forma effective interest rate on our Term Loan, including amortization of debt issuance costs.

Tax Impact of the Transactions

(g)	Represents pro forma adjustments to the tax provision as a result of the Styron Acquisition, the Refinancing Transactions and the offering (in millions)

Three Months Ended March 31, 2011	Pro Forma Adjustment	Weighted Average Statutory Income tax Rate		Year Ended December 31, 2010	Three Months Ended March 31, 2011
The Acquisition:

Pro forma adjustment (b), depreciation and amortization	$(10.5)	29.7	%(1)		$3.1

The Refinancing Transactions:

Pro forma adjustment (c), interest adjustment	0.7	16.2	%(5)		(0.1)

Pro forma adjustment (e), debt extinguishment	(55.7)	21.7	%(4)		12.1

Pro forma adjustment to tax provision					$12.0

The Offering:

Pro forma adjustment (f), offering

Pro forma adjustment to income tax provision					$—

Year Ended December 31, 2010
The Acquisition:

Pro forma adjustment (a), sales	$129.4	21.7	%(2)	$28.1
Pro forma adjustment (b), cost of sales	128.0	22.3	%(3)	(28.5)
Pro forma adjustment (b), depreciation and amortization	(1.5)	29.7	%(1)	0.4
Pro forma adjustment (c), deductible portion of acquisition-related expense	(10.6)	37.0	%(4)	3.9

Pro forma adjustment to income tax provision				$3.9

The Refinancing Transactions:

Pro forma adjustment (c), interest adjustment	49.5	16.2	%(5)	$(8.0)

The Offering:

Pro forma adjustment (f), offering

Pro forma adjustment to income tax provision				$—

(1)	Reflects our weighted average statutory tax rate consisting primarily of the following jurisdictions and related rates:

Jurisdiction	Statutory Rate
United States	37.0%
Netherlands	25.5%
Germany	30.0%

(2)	Reflects our weighted average statutory tax rate consisting primarily of the following jurisdictions and related rates:

Jurisdiction	Statutory Rate
United States	37.0%
Switzerland	8.5%
Germany	30.0%
Hong Kong	16.5%

(3)	Reflects our weighted average statutory tax rate consisting primarily of the following jurisdictions and related rates:

Jurisdiction	Statutory Rate
United States	37.0%
Switzerland	8.5%
Germany	30.0%
Hong Kong	16.5%

(4)	Reflects our weighted average statutory tax rate impacted primarily by our United States statutory rate of 37% decreased by various other jurisdictions with income tax rates lower than the United States or in jurisdictions where there was no associated tax benefit.

(5)	Reflects our weighted average statutory tax rate consisting primarily of the following jurisdictions and related rates:

Jurisdiction	Statutory Rate
United States	37.0%
Switzerland	8.5%
Luxembourg(i)	0%

(i)	Statutory rate presented is the result of allocated pre-tax losses to this jurisdiction for which we are not expecting any future income tax benefits.

SELECTED HISTORICAL FINANCIAL INFORMATION

As a result of the Acquisition, we applied acquisition accounting whereby the purchase price paid was allocated to the acquired assets and liabilities at fair value. The financial reporting periods presented are as follows:

•

The Successor periods reflect the consolidated results of operations of Trinseo, which includes the effects of acquisition accounting and the Refinancing Transaction for the three month period ended March 31, 2011 and the effects of acquisition accounting for the period ended December 31, 2010.

•

Solely for purposes of the selected historical financial information in this section, the Predecessor period refers to the period from January 1, 2010 through June 16, 2010 and the years ended December 31, 2009, 2008 and 2007 and reflects the combined results of operations of the Styron business.

The following table sets forth selected historical financial data and other information of Trinseo. The historical results of operations data and cash flow data for the three month period ended March 31, 2011 and the historical balance sheet data as of March 31, 2011 presented below were derived from our Successor unaudited financial statements and related notes thereto included elsewhere in this prospectus. The historical results of operations data and cash flow data for the period from June 17, 2010 to December 31, 2010 and the historical balance sheet data as of December 31, 2010 presented below were derived from our Successor audited financial statements and the related notes thereto included elsewhere in this prospectus. The historical financial data for the three month period ended March 31, 2010 have been derived from the unaudited Predecessor financial statements and the related notes thereto for the Styron business included elsewhere in this prospectus. The historical financial data for the period from January 1, 2010 through June 16, 2010 and the years ended December 31, 2009 and 2008 have been derived from the Predecessor audited financial statements and the related notes thereto for the Styron business included elsewhere in this prospectus. The historical financial data for the year ended December 31, 2007 have been derived from the Predecessor financial statements for the Styron business that are not included in this prospectus.

We began operations on June 17, 2010 with the Acquisition of the Styron business from Dow as described in this prospectus.

In 2009, in contemplation of a possible spin-off of the acquired assets and liabilities, Dow began preparing carve-out financial statements for the years ended December 31, 2008 and 2007. However, Dow did not create any financial statements for the acquired assets or liabilities for the year ended December 31, 2006. Because of the length of time that has passed, and the ensuing changes to the structure, composition and operation of the relevant business units, as well as to the Dow staff that would be familiar with these businesses, the 2006 financial statements of the Styron business cannot be prepared with a reasonable degree of accuracy without unreasonable effort or expense. Furthermore, we believe that the omission of 2006 selected financial data would not have a material impact on a reader’s understanding of our financial results and condition. As a result, we have not included financial information related to the year ended December 31, 2006 of the Predecessor in the following selected historical financial data.

Our historical financial data and that of the Styron business are not necessarily indicative of our future performance, nor does such data reflect what our financial position and results of operations would have been had we operated as an independent publicly traded company during the periods shown.

You should read the information contained in this table in conjunction with “Summary Combined and Consolidated Historical and Pro Forma Financial Information,” “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical audited financial statements and the related notes thereto included elsewhere in this prospectus.

	Predecessor					Successor
	Year Ended December 31,			January 1 through June 16,	Three Months Ended March 31,	June 17 through December 31,	Three Months Ended March 31,
(in millions, except per share data)	2007	2008	2009	2010	2010	2010(1)	2011
Statement of Operations Data:
Net sales(2)	$5,158.0	$5,184.6	$3,450.1	$2,090.1	$1,071.6	$2,876.9	$1,537.6
Cost of sales(2)	4,727.0	4,928.4	3,148.8	1,895.9	949.4	2,661.7	1,367.8

Gross profit	431.0	256.2	301.3	194.2	122.2	215.2	169.8
Selling, general and administrative expenses	188.0	175.6	142.5	64.6	35.3	124.6	84.3
Acquisition-related expenses	—	—	—	—	—	56.5	—
Equity in earnings (losses) of unconsolidated affiliates	9.0	(3.6)	(5.6)	4.5	(3.1)	12.6	4.5
Goodwill impairment losses(3)	—	31.1	—	—	—	—	—
Restructuring(4)	42.0	42.0	—	—	—	—	—

Operating income	210.0	3.9	153.2	134.1	83.8	46.7	90.0
Interest expense, net(5)	—	—	—	—	—	47.9	26.3
Loss on extinguishment of debt	—	—	—	—	—	—	(55.7)
Other income (expense)	2.0	(0.3)	0.6	(7.6)	(0.2)	2.3	(5.4)

Income (loss) before taxes	212.0	3.6	153.8	126.5	83.6	1.1	2.6
Provision for income taxes	111.0	131.0	90.0	53.0	34.9	17.9	11.9

Net income (loss)	$101.0	$(127.4)	$63.8	$73.5	$48.7	$(16.8)	$(9.3)

Net loss per share, basic and diluted						$(0.23)	$(0.15)

Weighted average shares outstanding, basic and diluted						71.7	64.3

	Predecessor					Successor
	As of and for the Year Ended December 31,			January 1 through June 16,	Three Months Ended March 31,	June 17 through December 31,	Three Months Ended March 31,
	2007	2008	2009	2010	2010	2010(1)	2011(1)
(in millions)
Other Financial Data:
Cash flows from:
Operating activities	$192.0	$240.6	$157.6	$(352.6)	$(189.9)	$2.6	$(14.2)
Investing activities	(41.0)	(192.5)	(25.0)	(1.4)	(1.4)	(1,423.9)	(6.2)
Financing activities	(151.0)	(48.1)	(132.6)	417.5	191.3	1,567.4	3.5
Depreciation and amortization	82.0	84.9	99.1	48.4	26.3	61.1	28.5
Capital expenditures	42.0	123.5	25.0	1.4	1.4	7.8	6.9
EBITDA(6)	294.0	88.5	252.9	174.9	109.9	110.1	57.4
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$—			$148.1	$134.0
Working capital(7)	444.0	156.0	232.4			749.4	867.5
Total assets	2,028.0	1,746.0	1,691.3			2,676.4	2,855.6
Debt	—	—	—			1,053.6	1,558.0
Total liabilities	847.0	774.6	716.5			1,949.9	2,531.1
Total shareholder’s equity and net Parent investment	1,181.0	971.4	974.8			726.5	324.5

(1)	On June 17, 2010, we acquired 100% of the former Styron business from Dow through Styron S.à r.l., a wholly owned subsidiary, for approximately $1.5 billion plus transaction expenses. The purchase price paid was allocated to the acquired assets and liabilities at fair value. Prior to June 17, 2010, our business was wholly-owned by Dow.
(2)	Net sales and cost of sales increase or decrease based on fluctuations in raw material prices. Consistent with industry practice and as permitted under agreements with many of our customers, raw material price changes are passed through to customers by means of corresponding price changes. In 2009, raw material prices decreased approximately 23.8% from 2008, leading to a related decrease in selling prices. Prior to June 17, 2010, all inventory sales between the Predecessor and Dow business units are recorded at Dow’s internal manufacturing cost. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information.”
(3)	Goodwill impairment charges of $31.1 million in 2008 relate to an impairment within our Engineered Polymers segment.
(4)	Restructuring charges of $42.0 million in 2008 relate to impairment of long-lived assets and related severance charges. In 2007, the $42.0 million restructuring charge related to an other-than-temporary impairment of an investment in DRSL.
(5)	In the Predecessor periods, interest expense was not allocated to the Styron business as no debt was allocated.

(6)	We present EBITDA in this prospectus to provide investors with a supplemental measure of our operating performance. EBITDA is a non-GAAP financial measure. We define EBITDA as net income (loss) before interest, taxes, depreciation and amortization. We believe the use of EBITDA as a metric assists our board of directors, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense), asset base (such as depreciation and amortization) and tax structure. The use of EBITDA has limitations and you should not consider this performance measure in isolation from or as an alternative to measures presented in accordance with U.S. GAAP such as net income (loss). EBITDA is calculated as follows:

	Predecessor					Successor
	As of December 31,			January 1 through June 16,	Three months Ended March 31,	June 17 through December 31,	Three Months Ended March 31,
(in millions)	2007	2008	2009	2010	2010	2010	2011
Net income (loss)	$101.0	$(127.4)	$63.8	$73.5	$48.7	$(16.8)	$(9.3)
Interest expense, net	—	—	—	—	—	47.9	26.3
Income tax provision	111.0	131.0	90.0	53.0	34.9	17.9	11.9
Depreciation and amortization	82.0	84.9	99.1	48.4	26.3	61.1	28.5

EBITDA	$294.0	$88.5	$252.9	$174.9	$109.9	$110.1	$57.4

(7)	Working capital is defined as current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition, liquidity and cash flows of our Company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with “Selected Historical Financial Information” and the financial statements and the related notes thereto included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non-historical statements in this discussion are forward-looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the section entitled “Risk Factors.”

Overview

We are a leading global materials company engaged in the manufacture and marketing of specialty and customized emulsion polymers and plastics. We believe that we have the leading market position in many of the markets in which we compete and that we have developed these strong market positions due to our technological differentiation, diverse global manufacturing base, long-standing customer relationships, and advantaged cost positions. We compete in growing global market segments driven by long-term trends, including improving living standards in emerging markets, improving fuel efficiency, and the increasing demand for light-weight materials. In addition, we believe our increasing revenue growth in high growth regions such as China and Eastern Europe further enhances our prospects. We consider these business characteristics to be important contributors to our performance. For the three month period ended March 31, 2011, we generated $1.5 billion in net sales and a net loss of $9.3 million. For the year ended 2010, we generated $5.0 billion in aggregated net sales and $56.7 million in aggregated net income.

Prior to our formation, our business was wholly owned by Dow. In June 2010, we were acquired by Bain Capital. In connection with the Acquisition, we entered into a number of agreements with Dow relating to the provision of certain products, site services and other operational arrangements. See Note S in the notes to the 2010 financial statements and Note T to the March 31, 2011 financial statements.

Industry Trends

We believe demand for our products is strongly correlated to growth in our customers’ end markets. Demand contracted in many of our end markets, including automotive applications, packaging, consumer electronics and construction applications, during the 2008-2009 economic crisis. However, we believe global economic activity is restarting, driving strong demand recovery in these segments.

In addition to the general economic recovery, we believe long-term growth in our markets is supported by secular trends, such as improving living standards in emerging markets, improving fuel efficiency, and the increasing demand for light-weight materials. We believe we are well-positioned to take advantage of these trends. For example, improving living standards are driving demand for coated paper in emerging markets, particularly in China. We have a leading SB latex position in China, and have recently announced a capacity expansion in

Zhangjiagang, China. In addition, in synthetic rubber, increasing fuel efficiency regulation is driving demand for SSBR, a key material for high performance tires. We have the leading European market position in advanced SSBR, and have recently announced a capacity expansion at our Schkopau, Germany facility.

In addition to demand growth driven by economic recovery and secular trends, we believe our business will continue to benefit from improving market dynamics. Over the past few years, companies have rationalized higher-cost capacity in many of our key product lines and there have been a number of consolidating activities, both in emulsion polymers and in plastics. We believe that our markets will continue to experience a long-term trend towards consolidation which will create opportunities for our business given our scale and geographic reach.

Basis of Presentation

On March 2, 2010, Bain Capital and STY Acquisition Corp. (“STY Acquisition”), entered into a sale and purchase agreement setting forth the terms of the Acquisition (the “Purchase Agreement”) with Dow, Styron LLC and Styron Holding B.V. (together with Styron LLC, the “Styron Holdcos”) pursuant to which STY Acquisition agreed to acquire 100% of the outstanding equity interests of the Styron Holdcos. STY Acquisition subsequently (but prior to the completion of the Acquisition) assigned its rights and obligations under the Purchase Agreement to Styron S.à r.l., our indirect wholly-owned subsidiary. The consideration for the Styron Holdcos was approximately $1,509.4 million, including customary adjustments for working capital, employee liabilities and certain other amounts. These amounts included a $75.0 million Seller Note which is discussed further in Note J in the notes to the audited December 31, 2010 financial statements. Subsequent to the closing of the Acquisition, we paid approximately $55.8 million in closing date working capital adjustments. As part of the Acquisition, Styron S.à r.l. incurred $56.5 million in transaction costs, which have been recorded in the consolidated statement of operations as acquisition-related expense in the Successor period ended December 31, 2010.

The combined financial statements for the 2010 Predecessor periods ended March 31, 2010 and June 16, 2010 and for the years ended December 31, 2009 and 2008 have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Dow and may not be comparable to the consolidated financial statements for the Successor periods ended March 31, 2011 and December 31, 2010.

For discussions on the results of operations, we have aggregated the Successor’s results of operations for the period from June 17, 2010 through December 31, 2010 with the Predecessor’s results of operations for the period from January 1, 2010 through June 16, 2010. We refer to the aggregated period as “2010” in this section. Although this presentation is not in accordance with U.S. GAAP, under which these two periods would not be aggregated, we believe the aggregation of the 2010 periods of Predecessor and Successor provides a more meaningful comparison to the 2009 period.

Acquisition Accounting

We allocated the purchase price paid to acquire the Styron business to the acquired assets and liabilities assumed based on their respective fair value as of the acquisition date. The application of acquisition accounting resulted in an increase in amortization and depreciation expense relating to our acquired intangible assets, property, plant and equipment and leasehold interests. In addition to the increase in the net carrying value of property, plant and equipment, we revised the remaining depreciable lives of property, plant and equipment to reflect the estimated remaining useful lives for purposes of calculating periodic depreciation expense. We adjusted the carrying values of the joint ventures to reflect their fair values at the date of purchase. We also adjusted the value of inventory to its fair value, increasing the costs recognized upon the sale of this acquired inventory. The excess of the purchase price over the fair value of assets and liabilities was assigned to goodwill, which is not amortized for accounting purposes but is subject to testing for impairment at least annually. See Note C in the notes to the audited December 31, 2010 financial statements included elsewhere in this prospectus for further discussion on the Acquisition.

Factors Affecting Our Operating Results

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

Net Sales

We generate revenue from the sale of our products across all major geographic areas. Our net sales include total sales less estimates for returns and price allowances. Price allowances include discounts for prompt payment as well as volume-based incentives.

Our overall net sales is generally impacted by the following factors:

•	fluctuations in overall economic activity within the geographic markets in which we operate;

•	underlying growth in one or more of our core end markets, either worldwide or in particular geographies in which we operate;

•	the type of products used within existing customer applications, or the development of new applications requiring products similar to ours;

•	the “mix” of products sold, including the proportion of new or improved products and their pricing relative to existing products;

•	changes in product sales prices (including volume discounts and cash discounts for prompt payment);

•

fluctuations in raw material input costs and our ability to pass those on to customers, including the effects of a generally 30 to 90 day delay in changes to our product prices in our SB Latex and Synthetic Rubber segments following changes to the relevant raw material prices;

•	changes in the level of competition faced by our products, including the launch of new products by competitors;

•	our ability to successfully develop and launch new products and applications; and

•	fluctuations in foreign exchange rates.

While the factors described above impact net sales in each of our operating segments, the impact of these factors on our operating segments can differ, as described below. For more information about risks relating to our business, see “Risk Factors—Risks Related to Our Business.”

Cost of Sales

Our cost of sales consists principally of the following:

•

Production Materials Costs.     Although we purchase much of the materials used in production on a global lowest-cost basis, our production materials costs are affected by global and local market conditions.

•

Employee Costs.    These employee costs include the salary costs and benefit charges for employees involved in our manufacturing operations. These costs generally increase on an aggregate basis as production volumes increase, and may decline as a percent of net sales as a result of economies of scale associated with higher production volumes.

•	Sustaining Engineering Activity Costs. These costs relate to modifications of existing products for use by new customers in familiar applications.

•

Depreciation and Amortization Expense.    Property, plant, equipment and intangible assets are stated at cost and depreciated on a straight-line basis over their estimated useful lives. Property, plant and equipment, including leasehold interests, and intangible assets acquired through the Acquisition were recorded at fair value on the acquisition date, resulting in a new cost basis for accounting purposes.

•	Other. Our remaining cost of sales consists of:

•	customer-related development costs;

•	freight costs;

•	warehousing expenses;

•	purchasing costs;

•	costs associated with closing or idling of production facilities; and

•	other general manufacturing expenses, such as expenses for utilities and energy consumption.

The main factors that influence our cost of sales as a percent of net sales include:

•	changes in the price of raw materials;

•	production volumes; and

•

the implementation of cost control measures aimed at improving productivity, including reduction of fixed production costs, refinements in inventory management and the coordination of purchasing within each subsidiary and at the business level.

Selling, General and Administrative

Our selling, general and administrative, or “SG&A,” expense consists of all expenditures incurred in connection with the sales and marketing of our products, as well as administrative overhead costs, including:

•

salary and benefit costs for sales personnel and administrative staff, including share-based compensation expense. Expenses relating to our sales personnel generally increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Expenses relating to administrative personnel generally do not increase or decrease directly with changes in sales volume;

•	other administrative expense, including expenses related to logistics, information systems and legal and accounting services;

•	general advertising expense;

•	research and development expenses; and

•	other selling expenses, such as expenses incurred in connection with travel and communications.

Changes in SG&A expense as a percent of net sales have historically been impacted by a number of factors, including:

•	changes in sales volume, as higher volumes enable us to spread the fixed portion of our administrative expense over higher sales;

•	changes in the mix of products we sell, as some products may require more customer support and sales effort than others;

•	changes in our customer base, as new customers may require different levels of sales and marketing attention;

•	new product launches in existing and new markets, as these launches typically involve a more intense sales activity before they are integrated into customer applications; and

•	customer credit issues requiring increases to the allowance for doubtful accounts.

Interest Expense, Net

Interest expense, net consists primarily of interest expense on institutional borrowings and other financing obligations and changes in fair value of interest rate derivative instruments. Interest expense, net also includes the amortization of debt issuance costs and debt discount associated with our Senior Secured Credit Facility offset by interest income primarily associated with cash-on-hand.

Provision for Income Taxes

We and our subsidiaries are subject to income tax in the various jurisdictions in which we operate. While the extent of our future tax liability is uncertain, the impact of acquisition accounting for the Acquisition and for future acquisitions, changes to the debt and equity capitalization of our subsidiaries, and the realignment of the functions performed and risks assumed by the various subsidiaries are among the factors that will determine the future book and taxable income of the respective subsidiary and Trinseo as a whole.

For the Predecessor periods, the Styron business did not file separate tax returns in the majority of its jurisdictions as it was included in the tax returns of Dow entities within the respective tax jurisdictions. The income tax provision for the Predecessor periods was calculated using a separate return basis as if Styron was a separate taxpayer.

Results of Operations

Results of Operations for the Three Months Ended March 31, 2011 and March 31, 2010

The tables below set forth our historical results of operations and as a percent of net sales for the periods indicated. Due to the Acquisition, the financial data for the Successor period are not comparable to that of the Predecessor period presented in the accompanying table. Prior to the Acquisition, our combined financial statements were prepared on a carve-out basis from Dow. The carve-out combined financial statements include allocations of certain Dow corporate costs. In the Successor period we no longer incur these charges, but do incur certain expenses as a stand-alone company for the same functions, including for certain support services provided by Dow under transition services agreements. See Note T in the notes to the March 31, 2011 financial statements. The allocations in Predecessor periods were based upon various assumptions and estimates and actual results may differ from these allocations, assumptions and estimates. Accordingly, the carve-out combined financial statements should not be relied upon as being representative of our financial position, results of operations or cash flows had we operated on a standalone basis (in millions):

	Predecessor	Successor
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Net Sales	$1,071.6	$1,537.6
Cost of sales	949.4	1,367.8

Gross profit	122.2	169.8
Selling, general and administrative expenses	35.3	84.3
Equity in (losses) earnings of unconsolidated affiliates	(3.1)	4.5

Operating income	83.8	90.0

Interest (income) expense	—	26.3
Loss on extinguishment of long-term debt	—	55.7
Other expense	0.2	5.4

Income before taxes	83.6	2.6

Provision for income taxes	34.9	11.9

Net income (loss)	$48.7	$(9.3)

Net Sales	100.0%	100.0%
Cost of sales	88.6%	89.0%

Gross profit	11.4%	11.0%
Selling, general and administrative expenses	3.3%	5.5%
Equity in (losses) earnings of unconsolidated affiliates	(0.3)%	0.3%

Operating income	7.8%	5.9%

Interest expense	0.0%	1.7%
Loss on extinguishment of long-term debt	0.0%	3.6%
Other expense	0.0%	0.4%

Income before taxes	7.8%	0.2%

Provision for income taxes	3.3%	0.8%

Net income (loss)	4.5%	(0.6)%

Certain amounts may not add to totals due to the effect of rounding

Three Months Ended March 31, 2011 Compared to the Three Months Ended March 31, 2010

Net sales.    Net sales for the three months ended March 31, 2011 increased by $466.0 million, or 43.5%, to $1,537.6 million from $1,071.6 million during the three months ended March 31, 2010. Of the 43.5% increase in net sales, volume had a favorable impact of 27.6% due to continued improvement in the global economy and the end markets in which we compete as well as sales to Dow which were previously recorded as intercompany sales and priced at cost. Selling price increases, which were partially offset by decreases in the value of the US dollar as compared to the Euro, had a favorable impact on net sales of 15.9% due to increases in key raw material input costs, which we recover either through negotiation with end customers or via contractual pass-through pricing mechanisms.

Cost of Sales.    Cost of sales for the three months ended March 31, 2011 increased by $418.4 million, or 44.1%, to $1,367.8 million from $949.4 million during the three months ended March 31, 2010. Of the 44.1% increase in cost of sales, 27.7% is attributable to higher volumes and 16.4% is attributable to higher pricing associated with our raw material costs.

Gross Profit.    For the three months ended March 31, 2011, gross profit increased by $47.6 million, or 39.0%, to $169.8 million from $122.2 million during the three months ended March 31, 2010. The increase was due to an increase in sales volumes in all of our segments coupled with price increases. Gross profit as a percentage of sales declined 0.4% as raw material input cost increases slightly outpaced our ability to recover those increases from our customers.

Selling, General and Administrative Expenses.    SG&A expense for the three months ended March 31, 2011 increased by $49.0 million, or 138.8% to $84.3 million from $35.3 million during the three months ended March 31, 2010. Of the $49.0 million increase, $23.0 million is due to additional consulting, accounting, and legal fees associated with our separation from Dow and transition of our initial financial closes as a stand-alone entity. We also incurred an additional $11.1 million related to stock-based compensation expense compared to 2010 resulting from the distribution that occurred during the first quarter of 2011 and the corresponding acceleration of expense.

Equity in Earnings (Losses) of Unconsolidated Affiliates.    Equity in earnings of unconsolidated affiliates for the three months ended March 31, 2011 was $4.5 million compared to losses of $3.1 million during the three months ended March 31, 2010. Americas Styrenics LLC (“Americas Styrenics”) equity increased to $3.9 million from equity losses of $4.2 million in 2010. Sumika Polycarbonate Limited (“Sumika Styron”) equity earnings were $0.6 million for the three months ended March 31, 2011 compared to earnings of $1.1 million in 2010.

Interest Expense.    Net interest expense was $26.3 million for the three months ended March 31, 2011 primarily reflecting interest incurred in connection with our Senior Secured Credit Facility of $23.1 million, approximately $0.7 million in interest relating to our $75.0 million Seller Note with Dow, and $1.5 million relating to our accounts receivable securitization. There was no interest expense for the Predecessor period of 2010 as debt was not allocated to the Styron business.

Loss on Extinguishment of Long-Term Debt.    Loss on extinguishment of debt was $55.7 million for the three months ended March 31, 2011 related to the February 2, 2011 amendment of our Senior Secured Credit Facility and the related extinguishment of $749.0 million of our Term Loan. The loss on extinguishment of debt is comprised of $7.5 million in fees paid to the lenders, $0.2 million in third-party fees associated with the modified Term Loan, and the remainder attributable to the write-off of existing unamortized debt issuance costs and original issue discount attributed to the $749.0 million in Term Loans extinguished, totaling $34.0 million and $14.0 million, respectively.

Other Income (Expense).    Other expense for the three months ended March 31, 2011 was $5.4 million compared to other expense of $0.2 million for the three months ended March 31, 2010. Other expense for the three months ended March 31, 2011 consisted primarily of losses related to foreign exchange transaction losses of $6.7 million offset by other income of approximately $1.3 million.

Provision for Income Taxes.    Provision for income taxes for the three months ended March 31, 2011 and 2010 totaled $11.9 million and $34.9 million, respectively. The effective tax rate for the three months ended March 31, 2011 was 460.4% compared to 41.8% in 2010. The $23.0 million decrease in our income tax provision is primarily the result of the decrease in our income before income taxes of $81.0 million to $2.6 million for the three months ended March 31, 2011 from $83.6 million for the three months ended March 31, 2010. Partially offsetting this decrease, is the income tax effect of approximately $11.1 million pertaining to non-deductible expenses associated with our refinancing and related distribution.

Selected Segment Information

We operate four segments under two principal business units. Our Emulsion Polymers business unit, comprised of our SB Latex segment and our Synthetic Rubber segment, primarily produces styrene-butadiene latex and synthetic rubber. Our Plastics business unit, comprised of our Styrenics segment and our Engineered Polymers segment, primarily produces polystyrene, ABS, PC and PC blends.

We manage our SB Latex, Synthetic Rubber, Styrenics and Engineered Polymers businesses separately and report their results of operations as four segments.

The following table presents net sales by segment and segment EBITDA for the following periods (in millions):

	Predecessor	Successor
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Net Sales(1)
SB Latex	$327.2	$430.5
Synthetic Rubber	125.4	183.1
Styrenics	402.0	612.8
Engineered Polymers	217.0	311.2
Corporate Unallocated(2)	—	—

Total	$1,071.6	$1,537.6

Segment EBITDA(3)
SB Latex	$40.1	$31.8
Synthetic Rubber	29.4	46.4
Styrenics	9.8	78.2
Engineered Polymers	39.1	15.7
Corporate Unallocated(2)	(8.5)	(114.7)

Total	$109.9	$57.4

	Predecessor	Successor
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Net Sales(1)
SB Latex	30.5%	28.0%
Synthetic Rubber	11.7%	11.9%
Styrenics	37.5%	39.9%
Engineered Polymers	20.3%	20.2%
Corporate Unallocated(2)	0.0%	0.0%

Total	100.0%	100.0%

Segment EBITDA(3)
SB Latex	12.3%	7.4%
Synthetic Rubber	23.4%	25.3%
Styrenics	2.4%	12.8%
Engineered Polymers	18.0%	5.0%
Corporate Unallocated(2)	(0.8)%	(7.5)%

Total	10.3%	3.7%

Certain amounts may not add to totals due to the effect of rounding

(1)	Intersegment sales have been eliminated.
(2)	Corporate unallocated includes corporate overhead, interest expense net, acquisition-related expenses, cost reduction initiatives, goodwill impairment charges, loss on extinguishment of debt, and certain other items that the Company believes do not reflect its core operating performance. Percentages for corporate are based on total net sales.
(3)	We refer to EBITDA in making operating decisions because we believe it provides meaningful supplemental information regarding the Company’s operational performance. We present EBITDA because we believe that it is useful for investors to analyze disclosures of our operating results on the same basis as that used by our management. We believe the use of EBITDA as a metric assists our board of directors, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense), asset base (such as depreciation and amortization) and tax structure. See reconciliation of EBITDA to net income (loss) below (in millions):

	January 1, 2010 through March 31, 2010	January 1, 2011 through March 31, 2011
EBITDA	$109.9	$57.4
Interest expense, net	—	26.3
Income taxes	34.9	11.9
Depreciation and amortization	26.3	28.5

Net income (loss)	$48.7	$(9.3)

There are limitations to using financial measures such as EBITDA. Other companies in our industry may define EBITDA differently than we do. As a result, it may be difficult to use EBITDA or similarly named financial measures that other companies may use to compare the performance of those companies to our performance. The Company compensates for these limitations by providing reconciliations of our EBITDA results to our Net Income (Loss), which is determined in accordance with U.S. GAAP and included in our audited financial statements.

SB Latex Segment

We are a global leader in SB latex, holding a strong market position across the geographies and applications in which we participate, including leading market positions in North America, Europe and Asia. We produce SB latex primarily for coated paper and packaging board, carpet and artificial turf backings as well as a number of performance latex applications. We believe our competitive differentiation is driven by our unique formulations and innovative technology. We have two pilot coating facilities in the U.S. and Europe that are used to develop new products in close collaboration with our customers. We believe our formulation expertise, pilot coating facilities and long track record of serving the largest paper mills contributes to our high win rates with new mills. Our growth prospects in SB latex are enhanced by our strong position in China, where we recently announced a major latex capacity expansion at our Zhangjiagang facility that we expect to come on-line in 2012.

Three Months Ending March 31, 2011 Compared to the Three Months Ending March 31, 2010

Net sales for the three months ending March 31, 2011 increased by $103.3 million, or 31.6% to $430.5 million from $327.2 million during the three months ending March 31, 2010. Of the 31.6% increase in net sales, volume had a favorable impact of 14.6% due to the continued recovery of the global economy and share increases with certain customers. Selling price increases, which were partially offset by decreases in the value of the US dollar as compared to the Euro, had an overall favorable impact on net sales of 17.0%. These increases related to the contractual pass-through of higher raw material input costs and a shift in our sales mix to higher priced SB latex.

EBITDA for the three months ending March 31, 2011 decreased by $8.3 million, or 20.7%, to $31.8 million from $40.1 million during the three months ending March 31, 2010. This decline was driven by raw material input cost increases that outpaced our ability to recover those increases from our customers that are not under contract and subject to pass-through pricing.

Synthetic Rubber Segment

We are a significant producer of styrene-butadiene and polybutadiene-based rubber products and we have the leading European market position in SSBR. We have very broad synthetic rubber technology and product portfolios in the industry, focusing on specialty products, such as SSBR and Li-PBR, while also producing core products, such as ESBR and Ni-PBR. Our Synthetic Rubber products are extensively used in tires, with additional applications in polymer modification and technical rubber goods. We believe our growth prospects in our Synthetic Rubber segment are enhanced by increasing demand for high-performance tires, resulting from European regulatory reforms that are aimed at improving fuel efficiency. Our expectation is that increasing fuel efficiency standards globally will drive significant demand growth for our SSBR technology. We recently announced a 50 kMT capacity expansion at our Schkopau, Germany facility that we expect to come on-line in 2012.

Three Months Ending March 31, 2011 Compared to the Three Months Ending March 31, 2010

Net sales for the three months ending March 31, 2011 increased by $57.7 million, or 46.0%, to $183.1 million from $125.4 million for the three months ending March 31, 2010. Of the 46.0% increase in net sales, volume had a favorable impact of 12.1% due to improvement in the automotive sector and a shortage of natural rubber products in Asia. Selling price increases, which were partially offset by decreases in the value of the U.S. dollar as compared to the Euro, had an overall favorable impact on net sales of 33.9% due to a shift in our sales mix to higher priced SSBR product.

EBITDA for the three months ending March 31, 2011 increased by $17.0 million, or 57.8%, to $46.4 million from $29.4 million for the three months ending March 31, 2010. This increase was driven by higher volumes and a shift in our mix to higher margin SSBR product.

Styrenics Segment

Our Styrenics segment includes polystyrene, ABS, SAN, and EPS products, as well as our internal production and sourcing of styrene monomer, a raw material common in SB latex, synthetic rubber and styrenics products. We are a leading producer of polystyrene and mass ABS (“mABS”). We focus our marketing efforts on applications such as appliances and consumer electronics where our products offer superior properties, such as rigidity, insulation and colorability, and, in some cases, an improved environmental footprint versus general purpose polystyrene or emulsion ABS. The Styrenics segment also serves the packaging and construction end-use markets.

We believe our growth prospects in Styrenics are enhanced by recent trends of industry capacity reduction and consolidation. We believe our growth prospects are further enhanced by our established manufacturing footprint in high economic growth regions such as China and Latin America and our focus on attractive end markets where improving living standards drive demand for appliances and consumer electronics.

Three Months Ending March 31, 2011 Compared to the Three Months Ending March 31, 2010

Net sales for the three months ending March 31, 2011 increased by $210.8 million, or 52.4%, to $612.8 million from $402.0 million for the three months ending March 31, 2010. Of the 52.4% increase in net sales, volume had a favorable impact of 14.4% due to improvements in the global economy and our customer end markets. Selling price increases, which were partially offset by decreases in the value of the U.S. dollar as compared to the Euro, had an overall favorable impact on net sales of 38.0% due to higher raw material input costs.

EBITDA for the three months ending March 31, 2011 increased by $68.4 million, or 698.0% to $78.2 million from $9.8 million for the three months ending March 31, 2010. This improvement was primarily attributable to margin expansion due to improved pricing.

Engineered Polymers Segment

Our Engineered Polymers products are predominantly used in automotive, consumer electronics, and construction and sheet end markets, where we believe there will be a strong market recovery. We are focused on differentiated products, which we believe enhances our growth prospects in this segment. We believe approximately 45% of our polycarbonate products and approximately 70% of our compounds and blends products are differentiated, based on their physical properties, performance or aesthetic advantages.

Our history of innovation has contributed to long-standing relationships with customers who are recognized leaders in their respective end markets. We have established a strong market presence in the global automotive and electronics sector, targeting both component suppliers and final product manufacturers. Our Engineered Polymers segment also compounds and blends our PC and mABS plastics into differentiated products within these sectors.

Three Months Ending March 31, 2011 Compared to the Three Months Ending March 31, 2010

Net sales for three months ending March 31, 2011 increased by $94.2 million, or 43.4%, to $311.2 million from $217.0 million for the three months ending March 31, 2010. Of the 43.4% increase in net sales, volume had a favorable impact of 29.1% as end markets and geographies showed signs of economic recovery, particularly in the automotive end-use sector. Selling price increases, which were partially offset by decreases in the value of the U.S. dollar as compared to the Euro, had an overall favorable impact on net sales of 14.3% as a result of higher raw material input costs, primarily bisphenol-A.

EBITDA for three months ending March 31, 2011 decreased by $23.4 million, or 59.8%, to $15.7 million from $39.1 million for the three months ending March 31, 2010. This decline was primarily driven by raw material input cost increases that outpaced our ability to recover those increases via pricing actions.

Results of Operations for the Aggregated Year Ended December 31, 2010 and the Years Ended December 31, 2009 and 2008

The tables below set forth our historical results of operations and as a percentage of net sales for the periods indicated. Due to the Acquisition, the financial data for the Successor period are not comparable to that of the Predecessor periods presented in the accompanying table. For periods prior to the Acquisition, our combined financial statements were prepared on a carve-out basis from Dow. The carve-out combined financial statements include allocations of certain Dow corporate costs. In the Successor period we no longer incur these charges, but do incur certain expenses as a stand-alone company for the same functions, including for certain support services provided by Dow under transition services agreements. See Note S to the audited December 31, 2010 financial statements included in this prospectus. The allocations in Predecessor periods were based upon various assumptions and estimates and actual results may differ from these allocations, assumptions and estimates. Accordingly, the Predecessor financial statements are not necessarily representative of our financial position, results of operations or cash flows had we operated on a standalone basis (in millions):

	Predecessor			Successor	Aggregated
	Year Ended December 31,		January 1 through June 16,	June 17 through December 31,	Year Ended December 31,
	2008	2009	2010	2010	2010
Net sales	$5,184.6	$3,450.1	$2,090.1	$2,876.9	$4,967.0
Cost of sales	4,928.4	3,148.8	1,895.9	2,661.7	4,557.6

Gross profit	256.2	301.3	194.2	215.2	409.4
Selling, general and administrative expenses	175.6	142.5	64.6	124.6	189.2
Acquisition-related expenses	—	—	—	56.5	56.5
Equity in earnings (losses) of unconsolidated affiliates	(3.6)	(5.6)	4.5	12.6	17.1
Goodwill impairment losses	31.1	—	—	—	—
Restructuring	42.0	—	—	—	—

Operating income	3.9	153.2	134.1	46.7	180.8
Interest expense, net	—	—	—	47.9	47.9
Other income (expense)	(0.3)	0.6	(7.6)	2.3	(5.3)

Income before taxes	3.6	153.8	126.5	1.1	127.6
Provision for income taxes	131.0	90.0	53.0	17.9	70.9

Net income (loss)	$(127.4)	$63.8	$73.5	$(16.8)	$56.7

	Predecessor			Successor	Aggregated
	Year Ended December 31,		January 1 through June 16,	June 17 through December 31,	Year Ended December 31,
	2008	2009	2010	2010	2010
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	95.1	91.3	90.7	92.5	91.8

Gross profit	4.9	8.7	9.3	7.5	8.2
Selling, general and administrative expenses	3.4	4.1	3.1	4.3	3.8
Acquisition-related expenses	—	—	—	2.0	1.1
Equity in earnings (losses) of unconsolidated affiliates	(0.1)	(0.2)	0.2	0.4	0.3
Goodwill impairment losses	0.6	—	—	—	—
Restructuring	0.8	—	—	—	—

Operating income	0.1	4.4	6.4	1.6	3.6
Interest expense, net	—	—	—	1.7	1.0
Other income (expense)	—	—	(0.4)	0.1	(0.1)

Income before taxes	0.1	4.5	6.1	—	2.5
Provision for income taxes	2.5	2.6	2.5	0.6	1.4

Net income (loss)	(2.5)%	1.8%	3.5%	(0.6)%	1.1%

Certain amounts may not add to totals due to the effect of rounding

Aggregated Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Net Sales.    Net sales for 2010 increased by $1,516.9 million, or 44.0%, to $4,967.0 million from $3,450.1 million in 2009. Net sales increased by 19.4% largely due to increased volumes across all of our segments. Selling price increases, which were partially offset by an increase in the value of the U.S. dollar as compared to the Euro, had an overall favorable impact on net sales of 24.6% and were driven by increases in key raw material input costs. Our businesses recover much of these costs either through negotiation with end customers or via contractual pass-through pricing mechanisms.

Cost of Sales.    Cost of sales for 2010 increased by $1,408.8 million, or 44.7%, to $4,557.6 million from $3,148.8 million in 2009. Of the 44.7% increase in cost of sales, 19.3% is attributable to higher volumes and 24.2% is attributable to higher pricing associated with our raw material costs. The remaining increase was primarily attributable to a $38.0 million charge related to inventory sold that was recorded at fair value as part of acquisition accounting.

Gross Profit.    Gross profit for 2010 increased by $108.1 million, or 35.9%, to $409.4 million from $301.3 million in 2009. The increase was primarily attributable to an increase in sales volumes in all of our segments, coupled with price increases. The primary reasons for the decline in gross profit as a percentage of sales were a $38.0 million charge related to inventory sold that was recorded at fair value as part of acquisition accounting and raw material input cost increases resulting in part from the Dow supply agreements entered into in conjunction with the Acquisition. See “Business—Our Relationship with Dow.”

Selling, General and Administrative Expenses.    SG&A expense for 2010 increased to $189.2 million from $142.5 million in 2009. Of the $46.7 million increase in expense, $30.9 million consists of external legal and consultant costs related to the evaluation of strategic initiatives and our initial financial closes as a stand-alone entity. We also incurred an additional $13.4 million related to stock-based compensation expense compared to 2009. SG&A as a percentage of sales was 3.8% for 2010 compared to 4.1% for 2009.

Acquisition-Related Expenses.    Acquisition-related expenses of $56.5 million for 2010 related to transaction costs incurred as a result of the Acquisition. The transaction costs consisted primarily of investment banking, buy-side due diligence and legal fees.

Equity in Earnings (losses) of Unconsolidated Affiliates.    Equity in earnings of unconsolidated affiliates for 2010 was $17.1 million compared to a net loss of $5.6 million for 2009. Americas Styrenics equity earnings increased to $14.7 million compared to a loss of $10.0 million in 2009. Sumika Styron equity earnings decreased to $2.4 million compared to $4.4 million in 2009.

Interest Expense, Net.    Net interest expense was $47.9 million for 2010 primarily reflecting interest incurred in connection with our Senior Secured Credit Facility of $41.3 million, including amortization of debt issuance costs and debt discounts, approximately $3.8 million in interest relating to our $75.0 million Seller Note with Dow, and $1.8 million relating to our accounts receivable securitization. There was no interest expense for the Predecessor periods of 2009 and 2010 as debt was not allocated to the Styron business.

Provision for Income Taxes.    Provision for income taxes for 2010 and 2009 totaled $70.9 million and $90.0 million, respectively. The effective tax rate for 2010 was 55.5% compared to 58.4% in 2009. In the Successor period June 17, 2010 through December 31, 2010, our income tax provision was reduced by $21.8 million as result of a greater proportion of pre-tax earnings attributable to non-U.S. jurisdictions where the statutory income tax rate is lower than the United States statutory rate. Although, income before income taxes subject to tax in jurisdictions outside of the United States amounted to only $16.7 million in total, certain jurisdictions with statutory tax rates significantly lower than the United States statutory rate generated income before taxes of approximately $86 million. Additionally, $38.0 million of valuation allowances were recorded in 2009 as compared to $11.7 million in 2010, primarily resulting from cumulative losses in Taiwan, Switzerland, and Finland, which unfavorably impacted the 2009 effective tax rate. Lastly, in the Successor period, we are incorporated in Luxembourg and we are not subject to repatriation of earnings in the United States, therefore, we have not incurred the incremental U.S. federal income taxes which were subject to the tax provision in 2009.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net Sales.    Net sales for 2009 decreased by $1,734.5 million, or 33.5%, to $3,450.1 million from $5,184.6 million in 2008. Net sales decreased by 9.6% due to a decrease in volumes mainly due to the impact of the global recession, which hit the automotive, construction, and consumer electronics sectors particularly hard. Selling price decreases, which included a currency impact of a decline in the U.S. dollar as compared to the Euro, had an overall unfavorable impact on net sales of 23.9%, was driven by declines in key raw material input costs. Our businesses recover a large portion of raw material costs through negotiation with the end customer or via contractual pass-through pricing mechanisms.

Cost of Sales.    Cost of sales for 2009 decreased by $1,779.6 million or 36.1% to $3,148.8 million from $4,928.4 million in 2008. Of the 36.1% decrease in cost of sales, 9.3% is attributable to lower volumes and 26.8% is attributable to lower input pricing associated with our raw material costs, efficiency improvements, and fixed cost savings resulting from seven plant closures completed in 2008 and 2009.

Gross Profit.    Gross profit for 2009 increased by $45.1 million, or 17.6%, to $301.3 million from $256.2 million in 2008. The increase was mainly attributable to efficiency improvements and fixed costs savings realized as a result of seven plant closures in 2008 and 2009, which also led to an improvement of gross profit as a percentage of sales from 4.9% in 2008 to 8.7% in 2009. This impact was partially offset by higher turnaround expenses due to a plant turnaround in the third quarter of 2009, higher fixed costs associated with the addition of a new SSBR production line in the Synthetic Rubber segment and lower volumes due to the global recession.

Selling, General and Administrative expenses.    SG&A expense decreased in 2009 to $142.5 million compared to $175.6 million in 2008. The decrease of $33.1 million in 2009 was primarily due to a decrease in allocated Dow related corporate overhead. SG&A as a percentage of sales was 4.1% for 2009 compared to 3.4% in 2008.

Equity in Losses of Unconsolidated Affiliates.    Equity in losses of unconsolidated affiliates for 2009 was $5.6 million, or 0.2% of net sales, compared to $3.6 million, or 0.1% of net sales, for 2008. Americas Styrenics’ equity losses increased to $10.0 million compared to $8.7 million in 2008. Sumika Styron’s equity earnings decreased to $4.4 million compared to $5.1 million in 2008.

Goodwill Impairment Losses.    During the fourth quarter of 2008, an annual impairment assessment for goodwill was performed. As a result, it was determined that the goodwill associated with the Engineered Polymers segment was impaired due to the downturn in the automotive industry throughout 2008 and the projections for the business at that time. As a result, an impairment loss of $31.1 million was recognized in the fourth quarter of 2008.

Restructuring.    Due to the severe economic downturn, on December 5, 2008, Dow’s Board of Directors approved a restructuring plan that included the shut down of a number of facilities, including styrene and styrene derivatives manufacturing facilities principally in Pittsburg, California; Terneuzen, The Netherlands; King’s Lynn, England; Varennes, Canada; and Bilbao, Spain. As a result of the plan, the Company recorded a $28.0 million impairment during the fourth quarter of 2008 relating to the net book value of the related buildings, machinery and equipment and a $14.0 million severance charge related to the separation of 104 employees under Dow’s ongoing benefit arrangements. The facilities were shut down by the third quarter of 2009. At December 31, 2009, all severance relating to the plan had been paid.

Provision for Income Taxes.    Provision for income taxes for 2009 and 2008 totaled $90.0 million and $131.0 million, respectively. The effective tax rate for 2009 was 58.4% compared to 3,638.9% in 2008. The tax rate for 2008 was negatively impacted by losses in jurisdictions with lower tax rates relative to statutory rates on earnings in the United States. In 2008, although we had $131.1 million in losses before income taxes subject to taxation in jurisdictions outside the United States, several non-U.S. jurisdictions, including primarily Switzerland and Taiwan, contributed a greater proportion of our loss before taxes where the non-U.S. income tax rate was significantly lower than the United States statutory rate. As a result, the Company recognized $83.0 million in reduced income benefits than would have been recognized if the losses were subject to higher United States income tax rates. Our income tax provision was further impacted negatively by $31.1 million in goodwill impairment losses that are not deductible for tax purposes and valuation allowances of $46.0 million related to tax loss carry-forwards that were determined to not likely to be utilized.

Partially offsetting the decrease in the rates from 2008 as compared to 2009 was the impact of a $38.0 million increase in the valuation allowance in 2009 relating to Taiwan, Switzerland, and Finland.

Selected Segment Information

The following tables present net sales by segment and segment EBITDA and as a percentage of total net sales and net sales by segment, respectively, for the following periods:

	Predecessor			Successor	Aggregated
	Year Ended December 31,		January 1 through June 16,	June 17 through December 31,	Year Ended December 31,
(in millions)	2008	2009	2010	2010	2010
Net Sales(1)
SB Latex	$1,711.5	$1,026.8	$638.3	$860.3	$1,498.6
Synthetic Rubber	426.8	336.1	220.9	298.8	519.7
Styrenics	2,051.5	1,353.4	783.0	1,123.5	1,906.5
Engineered Polymers	991.6	733.8	447.5	594.3	1,041.8
Corporate unallocated(2)	3.2	—	0.4	—	0.4

Total	$5,184.6	$3,450.1	$2,090.1	$2,876.9	$4,967.0

Segment EBITDA(3)
SB Latex	$115.9	$115.3	$85.7	$65.9	$151.7
Synthetic Rubber	36.6	28.0	31.0	51.3	82.3
Styrenics	(46.9)	38.2	21.3	58.3	79.5
Engineered Polymers	6.8	90.4	71.2	45.0	116.2
Corporate unallocated(2)	(23.9)	(19.0)	(34.3)	(110.4)	(144.7)

Total	$88.5	$252.9	$174.9	$110.1	$285.0

Net Sales(1)
SB Latex	33.0%	29.8%	30.5%	29.9%	30.2%
Synthetic Rubber	8.2	9.7	10.6	10.4	10.5
Styrenics	39.6	39.2	37.5	39.1	38.4
Engineered Polymers	19.1	21.3	21.4	20.7	21.0
Corporate unallocated(2)	0.1	—	—	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Segment EBITDA(3)
SB Latex	6.8%	11.2%	13.4%	7.7%	10.1%
Synthetic Rubber	8.6	8.3	14.0	17.2	15.8
Styrenics	(2.3)	2.8	2.7	5.2	4.2
Engineered Polymers	0.7	12.3	15.9	7.6	11.2
Corporate unallocated(2)	(0.5)	(0.6)	(1.6)	(3.8)	(2.9)
Total	1.7%	7.3%	8.4%	3.8%	5.7%

Certain amounts may not add to totals due to the effect of rounding

(1)	Intersegment sales have been eliminated.
(2)	Corporate unallocated includes corporate overhead, interest expense net, acquisition-related expenses, cost reduction initiatives, goodwill impairment charges, and certain other items that the Company believes do not reflect its core operating performance. Percentages for corporate are based on total sales.

(3)	We refer to EBITDA in making operating decisions because we believe it provides meaningful supplemental information regarding the Company’s operational performance. We present EBITDA because we believe that it is useful for investors to analyze disclosures of our operating results on the same basis as that used by our management. We believe the use of EBITDA as a metric assists our board of directors, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense), asset base (such as depreciation and amortization) and tax structure. See reconciliation of EBITDA to net income (loss) below (in millions):

	Predecessor			Successor
	Year Ended December 31,		January 1, 2010 through June 16,	June 17, 2010 through December 31,
	2008	2009	2010	2010
EBITDA	$88.5	$252.9	$174.9	$110.1
Interest expense, net	—	—	—	47.9
Income tax provision	131.0	90.0	53.0	17.9
Depreciation and amortization	84.9	99.1	48.4	61.1

Net income (loss)	$(127.4)	$63.8	$73.5	$(16.8)

There are limitations to using financial measures such as EBITDA. Other companies in our industry may define EBITDA differently than we do. As a result, it may be difficult to use EBITDA, or similarly-named financial measures that other companies may use, to compare the performance of those companies to our performance. The company compensates for these limitations by providing reconciliations of our EBITDA results to our net income (loss), which is determined in accordance with U.S. GAAP and included in our audited financial statements.

SB Latex Segment

Aggregated Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Net sales for 2010 increased by $471.8 million, or 45.9%, to $1,498.6 million from $1,026.8 million for 2009. Net sales increased by 23.3% due to increased volumes due to the recovery of the global economy and share increases with certain customers. Selling price increases, which were partially offset by an increase in the value of the U.S. dollar as compared to the Euro, had an overall favorable impact on net sales of 22.6% were driven by contractual pass-through of higher raw material input costs for a portion of revenue in 2010 and a shift in our sales mix to higher priced SB latex.

EBITDA for 2010 increased by $36.4 million, or 31.6%, to $151.7 million from $115.3 million in 2009. This improvement was primarily attributable to higher sales volumes. The decline in EBITDA as a percentage of sales was primarily due to higher raw material input costs and a $6.5 million charge related to inventory sold that was recorded at fair value as part of acquisition accounting, partially offset by a continued mix shift to higher grades of latex.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net sales for 2009 decreased by $684.7 million, or 40.0%, to $1,026.8 million from $1,711.5 million for 2008. Net sales declined by 17.8% due to a decrease in volumes driven by the global recession and the loss of market share with certain customers following a price increase in 2008. Selling price decreases, which included a currency impact of a decline in the U.S. dollar as compared to the Euro, had an overall unfavorable impact on net sales of 22.2%, due to lower raw material input costs.

EBITDA for 2009 decreased by $0.6 million, or 0.5%, to $115.3 million from $115.9 million for 2008. This decline was primarily attributable to lower 2009 volumes offset by the full year impact of lower utilities, freight and other fixed costs in 2009 related to the shutdown of two European facilities and the idling of another facility in China that occurred in 2008. In connection with these facility shut-downs we took an $11.0 million restructuring charge in the fourth quarter of 2008 which did not recur in 2009. Additionally, price increases in the second half of 2008 temporarily delivered higher margins before the loss of market share occurred.

Synthetic Rubber Segment

Aggregated Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Net sales for 2010 increased by $183.6 million, or 54.6%, to $519.7 million from $336.1 million in 2009. Net sales increased by 15.8% driven by increased volumes due to improvement in the automotive end-use sector, market share increases, and the full year sales impact of the new SSBR production line that came online in March 2009. The improvement in volumes was partially offset by the impact of a fire in 2010 at our Schkopau, Germany production facility. Selling price increases, which were partially offset by an increase in the value of the U.S. dollar as compared to the Euro, had an overall favorable impact on net sales of 38.8% due to the contractual pass-through of higher raw material input costs and the shift in mix to SSBR.

EBITDA for 2010 increased by $54.3 million, or 193.9%, to $82.3 million from $28.0 million for 2009. These increases were primarily attributable to higher volumes, a shift in mix of SSBR products, which are higher margin than other products, and improved pricing in a short supply market. These improvements were partially offset by a $2.9 million charge related to inventory sold that was recorded at fair value as part of acquisition accounting.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net sales for 2009 decreased by $90.7 million, or 21.3%, to $336.1 million from $426.8 million for 2008. Net sales decreased by 1.3% due to lower volumes driven by declining demand in the automotive end-use sector. Selling price decreases, which included a currency impact of a decline in the U.S. dollar as compared to the Euro, had an overall unfavorable impact on net sales of 20.0%, due to decreased demand, contractual pass-through to customers of lower raw material input costs, primarily in butadiene in the first half of 2009, and the impact of a higher proportion of sales of core ESBR product, which have lower price points as compared to SSBR.

EBITDA for 2009 decreased by $8.6 million, or 23.5%, to $28.0 million from $36.6 million in 2008. This decline was largely attributable to increased fixed costs due to the new SSBR production line brought on-line in March 2009, higher maintenance and repair expense associated with a plant turnaround in the third quarter of 2009, and an overall shift in the product mix.

Styrenics Segment

Aggregated Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Net sales for 2010 increased by $553.1 million, or 40.9%, to $1,906.5 million from $1,353.4 million in 2009. Net sales increased by 14.4% driven by an increase in volumes primarily due to improvements in the global economy and our customer end markets. Selling price increases, which were partially offset by an increase in the value of the U.S. dollar as compared to the Euro, had an overall favorable impact on net sales of 26.5% and were driven by our ability to pass on higher raw material input costs through higher prices.

EBITDA for 2010 increased by $41.3 million, or 108.1%, to $79.5 million from $38.2 million in 2009. This improvement was primarily attributable to improved volumes due to increased demand. Improvement in EBITDA as a percentage of net sales in 2010 was due to our ability to pass on increases in our raw material costs in our selling prices. These increases were partially offset by an $20.3 million charge related to inventory sold that was recorded at fair value as part of acquisition accounting.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net sales for 2009 decreased by $698.1 million, or 34.0%, to $1,353.4 million from $2,051.5 million in 2008. Net sales declined by 4.5% due to a decrease in volumes primarily in the construction and consumer electronics markets. Selling price decreases, which included a currency impact of a decline in the U.S. dollar as compared to the Euro, had an overall unfavorable impact on net sales of 29.5%, driven by lower raw material input costs, as selling prices generally follow changes in the market prices of three primary raw materials, benzene, ethylene, and styrene monomer, and 2008 revenue included a mABS production licensing fee of $21.0 million in Asia that did not recur in 2009.

EBITDA for 2009 increased by $85.1 million, or 181.4%, to $38.2 million from an EBITDA loss of $46.9 million for 2008. The improvement was primarily attributable to the full year impact of fixed cost savings in 2009 from the closure of two European manufacturing facilities and idling one facility in China, and the related $17.0 million restructuring charge associated with the closures, which did not recur in 2009. These savings were partially offset by higher turnaround costs in 2009 at our Boehlen, Germany facility and lower volumes during the period.

Engineered Polymers Segment

Aggregated Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Net sales for 2010 increased by $308.0 million, or 42.0%, to $1,041.8 million from $733.8 million in 2009. Net sales increased by 30.8% due to increased volumes as end markets and geographies showed signs of economic recovery, particularly in the automotive end-use sector. Selling price increases, which were partially offset by an increase in the value of the U.S. dollar as compared to the Euro, had an overall favorable impact on net sales of 11.2% as a result of higher raw material input costs, primarily BPA.

EBITDA for 2010 increased by $25.8 million, or 28.5%, to $116.2 million from $90.4 million in 2009. This increase was primarily driven by improved sales volume, offset by higher raw material input costs due to the timing delay between increases in our raw material input costs and increases in our selling prices, a $8.3 million charge related to inventory sold that was recorded at fair value as part of acquisition accounting, and income from a 2009 royalty payment related to our Asian PC business that did not recur in 2010.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net sales for 2009 decreased by $257.8 million, or 26.0%, to $733.8 million from $991.6 million in 2008. Net sales decreased by 17.0% due to a decline in volumes as a result of the global recession, which negatively impacted automotive and construction demand, two key end markets for Engineered Polymers. Selling price decreases, which included a currency impact of a decline in the U.S. dollar as compared to the Euro, had an overall unfavorable impact on net sales of 9.0%, driven by lack of demand coupled with decreased raw material input costs, as selling prices generally follow changes in market prices of key raw materials.

EBITDA for 2009 increased by $83.6 million, to $90.4 million from $6.8 million in 2008. This improvement was primarily attributable to the full year impact of fixed cost savings resulting from the closure of one of our Freeport facilities during 2008, and a royalty payment related to our Asian PC business received in 2009. Additionally, in 2008 we incurred a $31.1 million goodwill impairment charge charged within our Engineered Polymers segment and an inventory write-down recorded as a result of falling raw material prices. These impacts were partially offset by lower sales volumes.

Liquidity and Capital Resources

Cash Flows

Three Months Ended March 31, 2011 Compared to March 31, 2010

The table below summarizes our primary sources and uses of cash for the Successor period for the three months ended March 31, 2011 and the Predecessor period for the three months ended March 31, 2010.

	Predecessor	Successor
(in millions)	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Net Cash Provided By/(Used In):
Operating Activities:
Net income (loss)	$48.7	$(9.3)
Depreciation and amortization	26.3	28.5
Deferred income taxes	(15.0)	(2.3)
Loss on extinguishment of Long-term debt	—	55.7
Other non-cash items	11.0	4.6

Net income (loss) adjusted for non-cash items	71.0	77.2
Changes in operating assets and liabilities	(260.9)	(91.4)

Operating activities	(189.9)	(14.2)
Investing activities	(1.4)	(6.2)
Financing activities	191.3	3.5
Effect of exchange rate changes on cash	—	2.8

Net increase (decrease) in cash and cash equivalents	$—	$(14.1)

Operating Activities

Net cash used in operating activities during the three months ending March 31, 2011 totaled $14.2 million, with net cash used in operating assets and liabilities totaling $91.4 million. The most significant components of the change of $91.4 million were an increase in inventory of $31.8 million and an increase in accounts receivable of $95.9 million offset by an increase of $31.8 million in accounts payable, which relate to the increases in the cost of raw materials.

Net cash used in operating activities during three months ending March 31, 2010 totaled $189.9 million, with net cash used in operating assets and liabilities totaling $260.9 million. The most significant components of the change for the Predecessor period of 2010 of $260.9 million were an increase in inventory of $71.5 million, an increase in accounts receivable of $195.2 million offset by an increase in accounts payable of $11.8 million, which relate to the increases in the costs of raw materials.

Investing Activities

Net cash used in investing activities during the three months ending March 31, 2011 totaled $6.2 million consisting of capital expenditures of $6.9 million, and a decrease in restricted cash of $6.3 million offset by a receipt of a dividend payment relating to an unconsolidated affiliate of $7.2 million. The three months ending March 31, 2010 consisted of $1.4 million relating to capital expenditures.

Financing Activities

Net cash provided by financing activities during the three months ending March 31, 2011 totaled $3.5 million, consisting primarily of $1,388.5 million in borrowings relating to the revised borrowings under the Term Loan, net of deferred financing fees and $240.0 million of gross proceeds from our revolver. These increases were offset by the $1,155.5 million in payments including $75.0 million of debt associated with our Seller Note, $780.0 million relating to our Term Loan repayment and $295.0 million in payments on our revolver. Additionally, we paid a distribution to our shareholders of $471.5 million.

Net cash provided by financing activities consisted of cash transfers from Dow of $191.3 million during the Predecessor period ended March 31, 2010.

Successor Period Ended December 31, 2010 Compared to the Predecessor Period Ended June 16, 2010 and the Years Ended December 31, 2009 and 2008

The table below summarizes our primary sources and uses of cash for the Successor period from June 17, 2010 through December 31, 2010 and the Predecessor periods from January 1, 2010 through June 16, 2010 and the years ended December 31, 2009 and 2008. We have derived the summarized cash flow information from the audited financial statements included elsewhere in this prospectus.

	Predecessor			Successor
	Year Ended December 31,		January 1 through June 16,	June 17 through December 31,
(in millions)	2008	2009	2010	2010
Net Cash Provided By (Used In):
Operating Activities:
Net income (loss)	$(127.4)	$63.8	$73.5	$(16.8)
Depreciation and amortization	84.9	99.1	48.4	61.1
Deferred income taxes	(29.1)	(9.8)	(24.2)	(23.2)
Fair value of inventory step up	—	—	—	38.0
Goodwill impairment losses	31.1	—	—	—
Restructuring charges	40.0	—	—	—
Other non-cash items	11.1	13.7	3.3	2.7

Net income (loss) adjusted for non-cash items	10.6	166.8	101.0	61.8
Changes in operating assets and liabilities	230.0	(9.2)	(453.6)	(59.2)

Operating activities	240.6	157.6	(352.6)	2.6
Investing activities	(192.5)	(25.0)	(1.4)	(1,423.9)
Financing activities	(48.1)	(132.6)	417.5	1,567.4
Effect of exchange rate changes on cash	—	—	—	2.0

Net increase in cash and cash equivalents	$—	$—	$63.5	$148.1

Operating Activities

Net cash provided by operating activities during the Successor period of 2010 totaled $2.6 million, with net cash used in operating assets and liabilities totaling $59.2 million. The most significant components of the change for the Successor period of 2010 of $59.2 million were an increase in inventory of $77.6 million and an increase in accounts receivable of $99.7 million, offset by an increase of $97.1 million in accounts payable and a $23.4 million increase in income taxes payable. These changes were primarily a result of an increase in sales in the second half of 2010 driven by increases in raw material prices and correlating increases in pricing to our customers. Additionally, $56.5 million was used to fund acquisition-related expenses.

Net cash used in operating activities during the Predecessor period of 2010 totaled $352.6 million, with net cash used in operating assets and liabilities totaling $453.6 million. The most significant components of the change for the Predecessor period of 2010 of $453.6 million were an increase in inventory of $84.7 million and an increase in accounts receivable of $275.9 million primarily as a result of an increase in sales driven by increases in raw material prices and a decrease in accounts payable of $67.0 million due to a planned pay-down of accounts payable in contemplation of the Acquisition.

Net cash provided by operating activities during the Predecessor period of 2009 totaled $157.6 million, with net cash used in operating assets and liabilities totaling $9.2 million. The most significant components of the change were an increase in inventory of $15.9 million offset by a decrease in accounts receivable of $10.7 million.

Net cash provided by operating activities during the Predecessor period of 2008 totaled $240.6 million, with net cash provided by changes in operating assets and liabilities totaling $230.0 million. The most significant components of the change for the Predecessor period of 2008 of $230.0 million were a decrease in inventory of $136.0 million, and a decrease in accounts receivable of $206.0 million, offset by a decrease in accounts payable of $145.0 million. The change in accounts receivable was primarily due to a significant decrease in revenues in the fourth quarter of 2008 related to decreases in raw material prices as well as a declining global economy. The decrease in inventory is consistent with the decline in accounts payable.

Investing Activities

Net cash used in investing activities for the Successor period of 2010 totaled $1,423.9 million consisting primarily of the cash payment for the Acquisition of $1,380.0 million, which is net of the $54.5 million of cash acquired, in addition to a $47.8 million payment related to the investment in the Sumika Styron joint venture and capital expenditures of $7.8 million. The Predecessor period of 2010 consisted of $1.4 million relating to capital expenditures.

Net cash used in investing activities for the Predecessor periods of 2009 and 2008 totaled $25.0 million and $192.5 million, respectively. Net cash used in investing activities during 2009 of $25.0 million was due to capital expenditures primarily related to capital projects in Schkopau, Germany. Significant expenditures in 2009 included $8.8 million related to the new SSBR production line and $4.7 million related to an emission abatement project necessary for the ESBR plant to comply with requirements under our local operating permit. The $192.5 million used during 2008 consisted of $123.5 million of expenditures relating primarily to the investments in the SSBR production line of $105.9 million as well as $5.0 million related to the pilot coater move to Horgen, Switzerland. The pilot coater move allowed us to have one pilot coating facility capable of serving global needs. The remaining cash used for investing activities in 2008 of $69.0 million was used for the investment in our 50% equity investment in Americas Styrenics.

In 2011, we anticipate spending approximately $100.0 million to $120.0 million on capital expenditures, which we anticipate will be funded with cash flow from operations.

Financing Activities

Net cash provided by financing activities during the Successor period of 2010 totaled $1,567.4 million, consisting primarily of borrowings of $784.0 million on the Term Loan, which was net of an original issue discount of $16.0 million, and $130.0 million, net on the Revolving Facility. In addition, we received capital contributions of $650.0 million from our parent company and net proceeds resulting from the establishment and our subsequent draw down on the accounts receivable securitization program of $83.4 million. These items were partially offset by principal payments on the term loan of $20.0 million and payments related to debt issuance costs of approximately $60.0 million.

Net cash provided by financing activities consisted of cash transfers from Dow of $417.5 million during the Predecessor period of 2010. Net cash used in financing activities consisted of cash transfers to Dow of $132.6 million and $48.1 million during the 2009 and 2008 Predecessor periods, respectively.

Indebtedness and Liquidity

March 31, 2011

Our liquidity requirements are significant due to the highly leveraged nature of our company as well as our working capital requirements. As of March 31, 2011, we had $1,558.0 million in outstanding indebtedness and $867.5 million in working capital.

Our inventory turnover ratio for the period ending March 31, 2011, which is calculated by dividing cost of sales for the period by our average inventory balances as of March 31, 2011 and December 31, 2010 was 2.4 times. Additionally, accounts receivable has remained relatively unchanged since year end. Both our inventory and accounts receivable balances have increased primarily due to pricing associated with increasing raw material costs.

The following table outlines our outstanding indebtedness as of March 31, 2011 and the associated interest expense, including amortization of debt issuance costs and debt discounts, and interest rate for such borrowings for the Successor period ended March 31, 2011.

(in millions)	Balance as of March 31, 2011	Average Interest Rate, for Successor Period	Interest Expense, for Successor Period
Term Loan	$1,395.6	6.7%	$20.0
Revolving Facility	75.0	8.0%	3.1
Seller Note	–	9.5%	0.7
Accounts receivable securitization	87.4	3.5%	1.5

Total	$1,558.0		$25.3

December 31, 2010

As of December 31, 2010, we had $1,053.6 million in outstanding indebtedness and $749.4 million in working capital. Our inventory turnover ratio for the period ended December 31, 2010,

which is calculated by dividing cost of sales for the year by our average inventory balances as of December 31, 2010 and December 31, 2009 was 9.9 compared to 8.8 for the prior year. The increase in overall inventory in 2010 is due primarily to increased raw materials costs as well as currency impacts primarily resulting from the strengthening of the Euro against the US dollar. Additionally, our days of sales outstanding for the same period, which is calculated as average trade accounts receivable for the years ending December 31, 2010 and December 31, 2009 divided by the total sales remains relatively unchanged. The overall increase in accounts receivable in 2010 is primarily due to increasing raw material costs, and currency impacts primarily resulting from the strengthening of the Euro against the US dollar.

The following table outlines our outstanding indebtedness as of December 31, 2010 and the associated interest expense, including amortization of debt issuance costs and debt discounts, and interest rate for such borrowings for the Successor period ended December 31, 2010.

(in millions)	Balance as of December 31, 2010	Average Interest Rate for Successor Period	Interest Expense for Successor Period
Term Loan	$765.2	7.5%	$36.7
Revolving Facility	130.0	8.0%	4.6
Seller Note	75.0	9.5%	3.8
Accounts receivable securitization	83.4	3.5%	1.8

Total	$1,053.6		$46.9

We have a Senior Secured Credit Facility under which we are the borrower and certain of our subsidiaries are guarantors. As of March 31, 2011, the Senior Secured Credit Facility included a $240.0 million Revolving Facility, of which $75.0 million was outstanding, and a $1.4 billion U.S. dollar-denominated term loan, which is recorded net of an unamortized discount of $0.9 million. As of March 31, 2011, after adjusting for outstanding letters of credit with an aggregate value of $18.7 million, we had $146.3 million of borrowing capacity available under the Revolving Facility. The outstanding letters of credit were primarily issued for various operating related activities.

As of December 31, 2010, the Senior Secured Credit Facility included a $240.0 million Revolving Facility, of which $130.0 million was outstanding, and a $780.0 million U.S. dollar-denominated term loan, which is recorded net of an unamortized discount of $14.8 million. As of December 31, 2010, after adjusting for outstanding letters of credit with an aggregate value of $18.5 million, we had $91.5 million of borrowing capacity available under the Revolving Facility. The outstanding letters of credit were primarily issued for various operating related activities.

The Senior Secured Credit Facility requires that we comply with certain affirmative and negative covenants, including restrictions with respect to payment of dividends and other distributions to stockholders, and financial covenants that include the maintenance of certain financial ratios. These ratios include both a maximum leverage ratio no greater than 3.90 to 1 and an interest coverage ratio no less than 2.25 to 1 for the most recent twelve-month period. As of March 31, 2011 and December 31, 2010, we were in compliance with all debt covenants, with a leverage ratio of 3.14 to 1 and an interest coverage ratio of 6.04 to 1 as of March 31, 2011 and a leverage ratio of 2.18 to 1 and an interest coverage ratio of 5.67 to 1 as of December 31, 2010.

On February 2, 2011, the Senior Secured Credit Facility was amended to increase the amount available under the term loan from $780.0 million to $1.6 billion. Pursuant to the amendment, we borrowed an aggregate principal amount of $1.4 billion, a portion of which was used to repay the existing term loan and related accrued interest and the Seller Note and related accrued interest. The borrowing rate is equal to LIBOR (subject to floors of 1.75% for the Revolving Facility and 1.5% for the Term Loan) or the U.S. prime lending rate (subject to a floor of 2.5%), plus respective applicable margin rates. The applicable margin rates are determined by the leverage ratio in effect on the first day of each interest period. Pursuant to the amendment, the applicable interest rate margin for the Term Loan was reduced from 5.75% to 4.5%. The amendment increased our maximum leverage ratio to no greater than 4.50 to 1 and maintained our interest coverage ratio at no less than 2.25 to 1 for the most recent twelve-month period.

Principal payments for the Term Loan are due in equal quarterly installments of 0.25% of the $1.4 billion aggregate principal amount. The Term Loan matures in August 2017. Principal payments under the Revolving Facility are due on the Revolving Facility maturity date of June 17, 2015. All obligations under the Term Loan and the Revolving Facility are guaranteed and collateralized by substantially all the tangible and intangible assets of the Company and its subsidiaries.

The Company incurred $26.7 million in debt issuance costs related to the amendment, of which $19.0 million were capitalized or recorded as a debt discount and amortized into interest expense using the interest method and $7.7 million was expensed as incurred. As a result of the extinguishment of the majority of the term loans, the Company recorded a loss of $55.7 million during the first quarter of 2011, which included the fees paid to extinguish the existing term loans and the write-off of unamortized debt issuance costs and original issue discount.

On June 17, 2010, we entered into the Seller Note with Dow which was effectively used to partially finance the Acquisition. The Seller Note was due in full at maturity on June 17, 2019, with interest due semi-annually in arrears starting on December 31, 2010, at a rate of 9.5% per annum. On February 3, 2011, the Company repaid the Seller Note in full and the related accrued interest of approximately $4.5 million.

In August 2010, a variable interest entity in which we are the primary beneficiary, Styron Receivable Funding Ltd. (“SRF”), executed an agreement with a bank for an accounts receivable securitization facility. The facility permits borrowings of Styron Europe GmbH (“SE”) up to a total of $160.0 million. Under the receivables facility, SE will sell its accounts receivable from time to time to SRF. In turn, SRF may sell undivided ownership interests in such receivables to commercial paper conduits in exchange for cash. We have agreed to continue servicing the receivables for SRF. Upon the sale of the interests in the accounts receivable by SRF, the conduits have a first priority perfected security interest in such receivables and, as a result, the receivables will not be available to our creditors of those of our subsidiaries. At March 31, 2011, there was $106.6 million of accounts receivable eligible to support this facility and there were $87.4 million in outstanding borrowings, which are included in short-term borrowings in the consolidated balance sheet at March 31, 2011.

In May 2011, the accounts receivable securitization facility was amended to allow for the expansion of the pool of eligible accounts receivable to include a previously excluded German subsidiary.

As of December 31, 2010, we had $91.5 million available to us under the Revolving Facility and $10.9 million available under the accounts receivable securitization. As of March 31, 2011, subsequent to the amendment of the Senior Secured Credit Facility, we had $200.0 million in term loans, $146.3 million under the Revolving Facility and $19.4 million under the accounts receivable securitization available to us.

Capital Resources

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under the Senior Secured Credit Facility and the accounts receivable securitization facility in Europe. We believe, based on our current level of operations, that these sources of liquidity will be sufficient to fund our operations, capital expenditures and debt service for at least the next twelve months.

Our ability to raise additional financing and our borrowing costs may be impacted by short- and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on our performance as measured by certain credit metrics such as interest coverage and leverage ratios. As of June 27, 2011, our Moody’s Investors Service’s corporate credit rating was B1 and Standard & Poor’s corporate credit rating was B+.

We cannot make assurances that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Revolving Facility in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. Further, our highly leveraged nature may limit our ability to procure additional financing in the future.

As of March 31, 2011 and December 31, 2010, we were in compliance with all the covenants and default provisions under our credit arrangements. For more information on our indebtedness and related covenants and default provisions, refer to the notes to our audited financial statements included elsewhere in this prospectus and “Risk Factors.”

Contractual Obligations and Commercial Commitments

The following table reflects our contractual obligations as of December 31, 2010. Amounts we pay in future periods may vary from those reflected in the table (in millions):

	Payments Due by Year
Contractual Obligations at December 31, 2010	2011	2012	2013	2014	2015	2016 and Beyond	Total
Purchase commitments(1)	$2,757.0	$2,399.9	$1,913.0	$1,919.6	$1,892.3	$8,124.0	$19,005.8
Indebtedness(2)	99.4	8.0	8.0	8.0	138.0	807.0	1,068.4
Interest payments on long-term debt(3)	65.2	64.2	63.6	63.0	62.4	52.4	370.8
Minimum operating lease commitments and other obligations(4)	5.6	5.7	4.9	3.9	3.0	15.2	38.3
Fees related to advisory agreement(5)	4.0	4.0	4.0	4.0	4.0	17.0	37.0

Total	$2,931.2	$2,481.8	$1,993.5	$1,998.5	$2,099.7	$9,015.6	$20,520.3

(1)	We have certain raw material purchase contracts where we are required to purchase certain minimum volumes at current market prices. These commitments range from 1 to 10 years. In certain raw material purchase contracts, we have the right to purchase less than required minimums and pay a liquidated damages fee, or, in case of a permanent plant shutdown, to terminate the contracts. In such cases these obligations would be less than the obligations shown in the table above.
(2)	Includes amounts due under the Senior Secured Credit Facility, including outstanding Term Loan and Revolving Facility amounts, amounts due on the Seller Note and amounts outstanding on the accounts receivable securitization.

(3)	Includes estimated interest payments, based on interest rates in effect at December 31, 2010, due under the Term Loan and the Seller Note. Estimated interest payments do not include the Revolving Facility or accounts receivable securitization as amounts outstanding under these facilities vary due to periodic borrowings and repayments.
(4)	Excludes certain estimated future commitments under agreements with Dow, including a 5-year master outsourcing services agreement under which Dow provides administrative and operational services for the Company beyond the one-year transitional services arrangement, and 25-year site services, utilities and facilities agreements with Dow pursuant to which Dow provides utilities and site services to certain of our facilities co-located with Dow. We estimate the minimum contractual obligations under the master outsourcing services agreement to be $133.5 million for 2011 and $0 thereafter. However, should we continue this agreement, we estimate our obligation would be $760.2 million through June 16, 2016. Our estimated minimum contractual obligations for the site service agreements with Dow are $8.9 million annually for 2011 through 2015 and $4.1 million for 2016. Should we choose to continue this agreement, we estimate our obligation would be $1,112.0 million through the 25 year life of the agreement.
(5)	Includes estimated future commitments under the Advisory Agreement under which the Advisors provide us with management and consulting services and financial and other advisory services. The Advisory Agreement has an initial 10-year initial term and thereafter is subject to automatic one-year extensions unless the Advisors provide written notice of termination. In addition, the Advisory Agreement will terminate automatically upon an initial public offering or a change of control.

We also have minimum funding requirements with respect to our pension obligations. Based on these minimum funding requirements, we expect required contributions to be approximately $9.4 million to our pension plans in 2011. We may elect to make contributions in excess of the minimum funding requirements in response to investment performance or changes in interest rates or when we believe that it is financially advantageous to do so and based on our other cash requirements. Our minimum funding requirements after 2011 will depend on several factors, including investment performance and interest rates. Our minimum funding requirements may also be affected by changes in applicable legal requirements. We also have payments due with respect to our postretirement benefit obligation. We do not fund our postretirement benefit obligation. Rather, payments are made as costs are incurred by covered retirees. We expect payments related to our postretirement benefit obligation to be $1.3 million through 2020.

Pro Forma Contractual Obligations and Commercial Commitments

The following table reflects our contractual obligations as of December 31, 2010, in respect of term debt and interest payments on long-term debt, as if the Senior Secured Credit Facility was amended as of December 31, 2010. Amounts we pay in future periods may vary from those reflected in the table (in millions):

	Payments Due by Year
Contractual Obligations at December 31, 2010	2011	2012	2013	2014	2015	2016 and Beyond	Total
Indebtedness(1)	$97.4	$14.0	$14.0	$14.0	$144.0	$1,330.0	$1,613.4
Interest payments on long-term debt(2)	83.7	82.8	82.0	81.2	80.3	118.9	528.9

(1)	Includes amounts due under the Senior Secured Credit Facility, including outstanding Term Loan and Revolving Facility amounts, and amounts outstanding on the accounts receivable securitization.
(2)	Includes estimated interest payments related to the Term Loan based on interest rates in effect on the date of the Refinancing Transactions. Estimated interest payments do not include the Revolving Facility or the accounts receivable securitization as amounts outstanding under these facilities may vary.

Critical Accounting Policies and Estimates

Our discussion and analysis of results of operations and financial condition are based upon our financial statements. These financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in the financial statements. We base our estimates and judgments on historical experiences and assumptions believed to be reasonable under the circumstances and re-evaluate them on an ongoing basis. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note B to our audited financial statements that appear elsewhere in this prospectus.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its most significant estimates and assumptions used in the preparation of the financial statements.

Acquisitions

We account for our business acquisitions under the acquisition method of accounting. The total cost of acquisitions is allocated to the underlying identifiable assets and liabilities based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

The fair values of intangible assets are estimated using an income approach. Under this method, an intangible asset’s fair value is equal to the present value of the incremental after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. These intangible assets enable us to develop new products to meet the evolving business needs as well as competitively produce our existing products. Based upon our expected product lives and related cash flows, we estimated the useful life of this “Developed Technology” to be 15 years. The fair value of real properties acquired was based on the consideration of their highest and best use in the market. The fair values of property, plant, and equipment, other than real properties that include leasehold improvements acquired, were based on the consideration that unless otherwise identified, they will continue to be used “as is” and as part of the ongoing business. In contemplation of the in-use premise and the nature of the assets, the fair value was developed primarily using a cost approach.

The purchase price allocation for the Acquisition is substantially complete, however, due to the circumstances surrounding certain tax indemnifications and balances and other items, we have not finalized the purchase price allocation. We expect to finalize the purchase price allocation as soon as practicable but no later than one year from the Acquisition date and such adjustments may be material.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall geographic and industry-specific economic conditions, statutory requirements, accounts receivable turnover, historical and anticipated customer performance, historical experience with write-offs as a stand-alone Company and the level of past-due amounts. Changes in these conditions may result in additional allowances. After all attempts to collect a receivable have failed and local legal requirements are met, the receivable is written off against the allowance.

Additionally, although our trade accounts receivable balance has increased from December 31, 2009 to December 31, 2010 and from December 31, 2010 to March 31, 2011, this is primarily a result of pricing and currency impacts and was not driven by deterioration in collections or credit quality of our customer base. Our customer credit ratings as well as our practice of extending credit remain at consistent levels. Further, although there has been a significant increase in overall net sales, our customer base remains largely unchanged which gives the Company comfort in our ability to collect on trade accounts receivable.

Pension Plans and Postretirement Benefits

We have various company-sponsored retirement plans covering substantially all employees. We also provide certain health care and life insurance benefits mainly to certain retirees in the United States. The plans provide health care benefits, including hospital, physicians’ services, drug and major medical expense coverage, and life insurance benefits. We recognize the underfunded or overfunded status of a defined benefit pension or postretirement plan as an asset or liability in our balance sheet and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of shareholder’s equity.

Pension benefits associated with these plans are generally based primarily on each participant’s years of service, compensation, and age at retirement or termination. The discount rate is an important element of expense and liability measurement. See Note P to our audited December 31, 2010 financial statements for additional discussion of actuarial assumptions used in determining pension and postretirement health care liabilities and expenses. We evaluate our assumptions at least once each year, or as facts and circumstances dictate, and make changes as conditions warrant.

We determine the discount rate used to measure plan liabilities as of the December 31 measurement date for the pension and postretirement benefit plans. The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. The Company sets its rate to reflect the yield of a portfolio of high quality, fixed-income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits. Using this methodology, we determined a discount rate of 4.45% for pension and 5.70% for postretirement benefits to be appropriate as of December 31, 2010.

Holding all other factors constant, a 0.25 percentage point increase in the discount rate used to measure plan liabilities would decrease 2010 pension expense by less than $1.0 million.

Stock-Based Compensation

Our Parent granted service-based and performance-based restricted stock awards (“incentive shares”), to certain officers and key members of management on September 24, 2010, November 29, 2010, December 29, 2010, January 14, 2011, February 2, 2011 and May 24, 2011 for cash consideration. During the period ended December 31, 2010, our parent sold 18,870 shares of non-transferable restricted stock (“co-investment shares”), to certain employees, of which 12,870 were sold at a purchase price less than the fair value of our parent’s common stock. As a result, during the period ended December 31, 2010, the Company recorded compensation expense of $3.7 million related to these restricted stock sales. Compensation expense related to service-based restricted stock awards is equivalent to the grant-date fair value of our parent’s common stock, and is being recognized as compensation expense over the service period utilizing graded vesting. At the grant date, we estimated a forfeiture rate of zero and no forfeitures have occurred. The fair values of performance-based restricted stock awards were determined using a combination of a call option and digital option model that incorporated the fair value of our parent’s common stock, the return on investment targets that must be met, and assumptions about volatility, time until a performance condition will be met, risk-free interest rates and dividend yield. Our co-investment shares were issued for a subscription price of $166.67 per share and our incentive shares were issued for a subscription price of $0.01 per share. At this time, we do not consider the likelihood of meeting the performance obligations probable and have, therefore, recorded no compensation cost related to these awards.

As of March 31, 2011, the Company recorded stock-based compensation expense of $11.1 million reflecting the settlement of previously unvested service-based and performance-based restricted stock awards redeemed. The redemption is a result of the February 2, 2011 Term Loan refinancing in which the Company used a portion of the proceeds to pay a distribution to the stockholders of the Parent, including Bain Capital, Dow and certain executives, through a redemption of certain classes of our Parent’s shares.

On the grant date, our Parent was a private company with no active public market for its common stock. For grants made on the Acquisition date and through the subsequent third quarter, the awards were valued using a share price derived from the purchase price of the acquired assets and liabilities on that date. For grants awarded in the fourth quarter, our Parent determined the estimated per share fair value of its common stock using a contemporaneous valuation consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “Practice Aid”). In conducting this valuation, our Parent considered all objective and subjective factors that it believed to be relevant, including its best estimate of its business condition, prospects, and operating performance. Within this contemporaneous valuation, a range of factors, assumptions, and methodologies were used. The significant factors included:

•	the fact that we and our parent were private companies with illiquid securities;

•	our historical operating results;

•	our discounted future cash flows, based on our projected operating results;

•	valuations of comparable public companies; and

•	the risk involved in the investment, as related to earnings stability, capital structure, competition and market potential.

For the contemporaneous valuation of our Parent’s common stock, management estimated, as of the grant date, our enterprise value on a continuing operations basis, using the income and market approaches, as described in the Practice Aid. The income approach utilized the discounted cash flow (“DCF”) methodology based on our financial forecasts and projections, as detailed below. The market approach utilized the Guideline Public Company and Guideline Transactions methods, as detailed below.

For the DCF methodology, we prepared annual projections of future cash flows through 2015. Beyond 2015, projected cash flows through the terminal year were projected at long-term sustainable growth rates consistent with long-term inflationary and industry expectations. Our projections of future cash flows were based on our estimated net debt-free cash flows and were discounted to the valuation date using a weighted-average cost of capital estimated using market participant assumptions.

For the Guideline Public Company and Guideline Transactions methods, we identified a group of comparable public companies and recent transactions within the chemicals industry. For the comparable companies, we estimated market multiples based on trading prices and trailing 12 months EBITDA and projected future EBITDA. These multiples were then applied to our trailing 12 months and projected EBITDA. When selecting comparable companies, consideration was given to industry similarity, their specific products offered, financial data availability and capital structure.

For the comparable transactions, we estimated market multiples based on prices paid for the related transactions and trailing 12 months EBITDA. These multiples were than applied to our trailing 12 months EBITDA. The results of the market approaches corroborated the fair value determined using the income approach.

Asset Impairments

As of December 31, 2010, net property, plant and equipment totaled $587.7 million, net identifiable finite-lived intangible assets totaled $198.8 million and goodwill totaled $40.4 million. Management makes estimates and assumptions in preparing the consolidated financial statements for which actual results will emerge over long periods of time. This includes the recoverability of long-lived assets employed in the business, including assets of acquired businesses. These estimates and assumptions are closely monitored by management and periodically adjusted as circumstances warrant. For instance, expected asset lives may be shortened or an impairment recorded based on a change in the expected use of the asset or performance of the related asset group.

We evaluate long-lived asset and finite-lived identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When undiscounted future cash flows are not expected to be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value based on a discounted cash flow analysis utilizing market participant assumptions.

Long-lived assets to be disposed of by sale are classified as held for sale and are reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be disposed of other than by sale are classified as held and used until they are disposed of.

Our annual goodwill impairment testing is performed annually as of October 1. We will perform more frequent impairment tests should events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. Impairment testing for goodwill is done at a reporting unit level.

The Company determined that as of our annual assessment date of October 1st, each of our reporting units had fair values that substantially exceeded the carrying values.

An impairment loss generally would be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using a discounted cash flow analysis. At

December 31, 2010 our $40.4 million in total goodwill is allocated as follows to our reportable segments: $15.1 million to SB Latex, $10.3 million to Synthetic Rubber, $9.2 million to Styrenics and $5.8 million to Engineered Polymers.

During the Predecessor year 2008, a $31.1 million goodwill impairment was recorded related to the downturn in the automotive industry as discussed in Note H in the notes to the audited financial statements included in this prospectus.

Factors which could result in future impairment charges, among others, include changes in worldwide economic conditions, changes in technology, changes in competitive conditions and customer preferences, and fluctuations in foreign currency exchange rates. These risk factors are discussed in “Risk Factors,” included elsewhere in this prospectus.

Income Taxes

During the Predecessor period, the Styron business was primarily included in the tax returns of Dow entities within the respective tax jurisdictions. The income tax provision and related balance sheet amounts included in the Predecessor period combined financial statements were calculated using a separate return basis, as if the Styron business was a separate taxpayer.

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted rates. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date. Deferred taxes are provided on the outside basis differences and unremitted earnings of subsidiaries outside of Luxembourg. All undistributed earnings of foreign subsidiaries and affiliates are expected to be repatriated at December 31, 2010.

We are subject to income taxes in Luxembourg, the United States and numerous foreign jurisdictions, and are subject to audit within these jurisdictions. Therefore, in the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. The tax provision includes amounts considered sufficient to pay assessments that may result from examinations of prior year tax returns; however, the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued. Since significant judgment is required to assess the future tax consequences of events that have been recognized in our financial statements or tax returns, the ultimate resolution of these events could result in adjustments to our financial statements and such adjustments could be material. Therefore, we consider such estimates to be critical in preparation of our financial statements.

The financial statement effect of an uncertain income tax position is recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Accruals are recorded for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. Uncertain income tax positions have been recorded in “Other noncurrent obligations” in the combined and consolidated balance sheets for the periods presented.

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. The valuation allowance is based on our estimates of future taxable income and the period over which we expect the deferred tax assets to be recovered. Our assessment of future taxable income is based on historical experience and current and anticipated market and economic conditions and trends. In the event that actual results differ from these estimates or we adjust our estimates in the future, we may need to adjust our valuation allowance, which could materially impact our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to changes in interest rates and foreign currency exchange rates because we finance certain operations through fixed and variable rate debt instruments and denominate our transactions in a variety of foreign currencies. We are also exposed to changes in the prices of certain commodities that we use in production. Changes in these rates and commodity prices may have an impact on future cash flow and earnings. We manage these risks through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not enter into financial instruments for trading or speculative purposes.

By using derivative instruments, we are subject to credit and market risk. The fair market value of the derivative instruments is determined by using valuation models whose inputs are derived using market observable inputs, including interest rate yield curves, as well as foreign exchange and commodity spot and forward rates, and reflects the asset or liability position as of the end of each reporting period. When the fair value of a derivative contract is positive, the counterparty owes us, thus creating a receivable risk for us. We are exposed to counterparty credit risk in the event of non-performance by counterparties to our derivative agreements. We minimize counterparty credit (or repayment) risk by entering into transactions with major financial institutions of investment grade credit rating.

Our exposure to market risk is not hedged in a manner that completely eliminates the effects of changing market conditions on earnings or cash flow.

Interest Rate Risk

Given the leveraged nature of our Company, we have exposure to changes in interest rates. From time to time, we may execute a variety of interest rate derivative instruments to manage interest rate risk.

The Senior Secured Credit Facility requires that we maintain interest rate derivative agreements having a term of at least three years for an aggregate notional principal amount equal to at least 50% (35% subsequent to the February 2, 2011 amendment of the Senior Secured Credit Facility) of the aggregate principal amount of Term Loan then outstanding.

We use interest rate cap agreements to protect cash flows from fluctuations caused by volatility in interest rates. At December 31, 2010, we had one outstanding interest rate cap with a notional amount of $400.0 million. On March 25, 2011, we entered into two interest rate cap agreements for a total notional amount of $90.0 million, bringing our total interest rate cap coverage to a notional amount of $490.0 million, representing 35% of our $1.4 billion in Term Loan under the Senior Secured Credit Facility.

Our interest rate risk management strategy is to use derivative instruments to minimize significant unanticipated earnings fluctuations that may arise from volatility in interest rates of our borrowings and to manage the interest rate sensitivity of our debt. At December 31, 2010, the non-current asset associated with interest rate agreements was recorded on the balance sheet in deferred charges and other assets at fair value. We do not account for the interest rate cap agreements as hedges. As such, changes in the fair value of derivative instruments are recognized in interest expense, net.

At March 31, 2011 and December 31, 2010, the interest rate caps had a fair value of approximately $1.1 million and $0.9 million, respectively. For the period ended March 31, 2011 the Company recognized a loss of approximately $0.1 million, which is reflected in interest expense.

Our long-term debt as of December 31, 2010 consisted of $895.2 million outstanding under our Senior Secured Credit Facility, which carried a weighted average interest rate of 7.57%, and the $75.0 million Seller Note, which carried a fixed interest rate of 9.5%. As of March 31, 2011, our long-term debt was $1,470.8 million, which relates to our Senior Secured Credit Facility and carries a weighted average interest rate of 6.8%.

As of December 31, 2010, we had variable rate debt with a face value of $910.0 million issued under our Senior Secured Credit Facility. An increase of 100 basis points in the LIBOR rate would result in no additional interest expense due to LIBOR being below the LIBOR floor of 1.5% as specified in our Senior Secured Credit Facility, however, if LIBOR rates were at or above the LIBOR floor, an increase of 100 basis point in the LIBOR rate would result in additional annual interest expense of $9.1 million.

As of March 31, 2011, we had variable rate debt with a face value of $1,471.5 million issued under our Senior Secured Credit Facility. An increase of 100 basis points in the LIBOR rate would result in no additional interest expense due to LIBOR being below the LIBOR floor of 1.5% as specified in our Senior Secured Credit Facility. However, if LIBOR rates were at or above the LIBOR floor, an increase of 100 basis points in the LIBOR rate would result in additional annual interest expense of $14.7 million.

As of December 31, 2009 and March 31, 2010, we did not have any long-term debt.

Foreign Currency Risks

We are also exposed to market risk from changes in foreign currency exchange rates which could affect operating results as well as our financial position and cash flows. We manage our transaction risk where possible by paying expenses in the same currency in which we generate sales in a particular country. We may employ derivative contracts in the future which are not designated for hedge accounting treatment which may result in volatility to earnings depending upon fluctuations in the underlying markets. As of December 31, 2010 and 2009, we did not have any outstanding derivative financial instruments.

Our foreign currency exposures include the Euro, British pound, Chinese renminbi, Indian rupee, Korean won, Brazilian real and Swedish krona. The primary foreign currency exposure relates to the U.S. dollar to Euro exchange rate.

We have legal entities consolidated in our financial statements that have functional currencies other than U.S. dollar, our reporting currency. As a result of currencies strengthening against the U.S. Dollar during 2010, currency translation gains were recorded in other comprehensive income primarily as a result of the remeasurement of our Euro functional legal entities as of December 31, 2010. Additionally, we have certain intercompany indebtedness between a U.S. dollar functional legal entity and a Euro Functional legal entity who holds primarily Euro denominated receivables of approximately $538 million. As a result of remeasurement of these loans from Euro to U.S. dollars at March 31, 2011 and December 31, 2010, a cumulative currency translation gain of approximately $81.0 million and $48.9 million was recognized as of March 31, 2011 and December 31, 2010 respectively, resulting in the corresponding gain in Other Comprehensive Income.

Commodity Price Risk

We purchase certain raw materials such as benzene, ethylene, butadiene, BPA and styrene under short- and long-term supply contracts. The purchase prices are generally determined based on prevailing market conditions. Changing raw material and energy prices have had material impacts on our earnings and cash flows in the past and will likely continue to have significant impacts on our earnings and cash flows in future periods.

We do not currently enter into derivative financial instruments for trading or speculative purposes to manage our commodity price risk.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Internal Controls and Procedures

Prior to the completion of this offering, we have been a private company since the Acquisition in June 2010, with limited corporate finance and accounting personnel and other supervisory resources to adequately execute our period-end financial close processes. This lack of adequate resources contributed to an extended financial close process during the third and fourth quarters of 2010 as well as an insufficient review and approval of certain information used to prepare our third quarter and year-end financial statements.

As a result of these circumstances, our independent registered public accounting firm, in connection with their audit, identified several adjustments related to certain aspects of our period-end financial close process. In addition, several other adjustments were identified by management after the close process while we prepared the year-end financial statements which highlighted several control deficiencies. In consideration of these findings, we have concluded that these control deficiencies constitute material weaknesses in our internal controls over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Specifically these material weaknesses contributed to multiple audit adjustments and the following individual material weaknesses as of December 31, 2010:

•	inadequate internal staffing and skills; and

•

inadequate controls of the quarter-end closing processes, including: failure to record entries in the appropriate legal entities in a timely fashion; failure to appropriately analyze certain manufacturing costs, capitalize manufacturing variances at period end, and reconcile certain related accounts; and failure to record certain expenditures in the appropriate period.

In response, we have begun the process of evaluating our internal controls over financial reporting, although we are in the early phases of our review and may not complete our review until after this offering is completed.

We have taken several remedial actions to address these material weaknesses, including:

•

hiring a corporate finance team, including a corporate controller, North America controller and director of external reporting, as well as 44 full-time finance staff since December 31, 2010, and we continue to monitor and improve our staffing levels;

•	formalizing a period-end financial closing process; and

•	formalizing several accounting and financial reporting processes to ensure consistency and reliability of reported results.

We cannot predict the outcome of our remediation at this time. During the course of the remediation, we may identify additional control deficiencies, which could give rise to deficiencies and other material weaknesses in addition to the material weaknesses previously identified. Each of the material weaknesses described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

In addition we are currently operating under a transition services agreement with Dow which includes, among other services, financial accounting services we are required to assume during 2011. We are currently in the process of planning for the transition of these responsibilities to us by identifying and documenting these activities and hiring and training personnel to perform these activities. We will also need to implement certain IT systems, implement additional financial and management controls, reporting systems and procedures, and hire additional accounting and finance resources.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued the authoritative guidance for Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements, which amends the existing fair value measurement and disclosure to require additional disclosures regarding fair value measurements. Specifically, the guidance requires entities to disclose the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, the reasons for any transfer in or out of Level 3 and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition, the guidance also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for additional disclosures related to Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption did not impact our financial statements or results of operations.

In October 2009, the FASB issued the authoritative guidance for Revenue Recognition: Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force, which amends the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and how to allocate consideration received. This guidance is effective for fiscal years beginning on or after June 15, 2010. The adoption of the guidance on January 1, 2011 did not have a material impact on our financial statements.

BUSINESS

Our Company

We are a leading global materials company engaged in the manufacture and marketing of specialty and customized emulsion polymers and plastics. We believe that we have the leading market position in many of the markets in which we compete and that we have developed these strong market positions due to our technological differentiation, diverse global manufacturing base, long-standing customer relationships, and advantaged cost positions. We compete in growing global market segments driven by long-term trends, including improving living standards in emerging markets and increasing environmental awareness leading to increased demand for higher fuel efficiency and the lighter-weight materials. In addition, we believe our increasing revenue in developing high-growth regions such as China, Eastern Europe and Latin America and improving industry dynamics further enhance our prospects. We expect these trends to drive greater demand for our products and stronger earnings growth going forward.

We develop customized products for global, diversified end markets including coated paper and packaging board, carpet and artificial turf backing, automotive applications including tires, food service packaging, appliances, consumer electronics and construction applications, among others and rely on us for formulation, customization, and compounding expertise. Certain of our customized products typically represent a low portion of finished product production costs, but impart critical functionality contributing to substantial customer loyalty. We operate under four segments: SB Latex, Synthetic Rubber, Styrenics and Engineered Polymers. We have long-standing relationships with a diverse base of global customers, many of whom are leaders in their markets. Our major products include SB latex, SA latex, SSBR, Li-PBR, ESBR, Ni-PBR, polystyrene, EPS, ABS, SAN, ignition resistant polystyrene, PC, compounds and blends, and polypropylene compounds.

For the year ended December 31, 2010, we generated $5.0 billion in aggregated net sales and $56.7 million in aggregated net income. The following charts show our net sales and EBITDA by product as well as net sales by geography during the year ended December 31, 2010:

We are a global business with a diverse revenue mix by geography and significant operations around the world. Our operations in Europe and the Middle East, Asia Pacific (which includes Asia as well as Australia and New Zealand), North America, and Latin America (including Mexico), generated approximately 56%, 24%, 15%, and 5%, respectively, of our 2010 aggregated net sales. Our production facilities include 36 manufacturing plants (which include a total of 86 production units) at 29 sites in 16 countries, inclusive of joint ventures and contract manufacturers, allowing us to serve our customers on a global basis. Our manufacturing locations include sites in high-growth emerging markets such as China, Indonesia and Brazil where we have increasing revenue growth. Additionally, we operate a number of R&D facilities globally, including mini plants, development centers and pilot coaters, and we believe these to be critical to our global presence and innovation capabilities.

The table below illustrates each geographical region’s net sales to external customers for the years ended December 31, 2010, 2009 and 2008, respectively.

	North America	Europe/ Middle East	Asia Pacific	Latin America
2010 net sales (in millions)[1]	$765	$2,786	$1,184	$232
2009 net sales (in millions)	$460	$1,882	$858	$250
2008 net sales (in millions)	$771	$2,972	$1,148	$294

[1]	Full year 2010 net sales is shown on an aggregated basis.

Prior to our formation, our business was wholly owned by Dow. On June 17, 2010, we were acquired by investment funds advised or managed by Bain Capital, with Dow investing $48.8 million for an approximately 7.5% interest in our Parent. We are a holding company controlled by Bain Capital and have a relatively short operating history as a stand-alone company. We and our joint ventures maintain a strategic relationship with Dow through shared infrastructure and integration on 17 shared manufacturing sites, which contributes to our production scale and allows for the more efficient use of our assets.

Our Competitive Strengths

We believe we have a number of competitive strengths that differentiate us from our competitors, including:

Leading Market Positions in Attractive Segments and End Markets

We believe that we have leading positions across the markets in which we compete, including SB latex, synthetic rubber, and mABS products, and top three positions in polystyrene and our Engineered Polymers products. We attribute our strong market positions to our technological differentiation, diverse global manufacturing base, long-standing customer relationships, and advantaged cost positions. Our strategy is to focus on what we believe are the most attractive segments of the market, where demand is underpinned by global trends driving long-term volume growth. Amongst others, we are focused on the following global trends: improving living standards in emerging markets, fuel efficiency, and the increasing use of light-weight materials. We believe that our focus on segments of the market levered to these trends provides us with significant long-term growth opportunities.

Our products serve applications that are affected by enduring trends such as improving living standards and increased environmental awareness. For example, our SB Latex products impart high gloss properties to coated paper that is increasingly used in advertising and magazines in emerging markets; our Synthetic Rubber products help to improve fuel efficiency; and our Styrenics and Engineered Polymer products help reduce the weight of vehicles by substituting lighter plastic materials for heavier ones, resulting in improved fuel efficiency.

Technological Advantage and Product Innovation

Most of our materials are critical inputs that significantly impact the functionality, cost to produce and quality of our customers’ products. Many of our products are differentiated by their performance, reliability, customization and value, which are critical factors in our customers’ selection and retention of materials suppliers. For example, our SB Latex products are critically important to coated paper applications in paper mills that typically have high fixed costs. We believe our technology offers customers a reduced risk of expensive shut-downs, as well as the potential to reduce ongoing total materials costs when SB Latex replaces higher cost paper pulp. In addition, our advanced SSBR technology reduces rolling resistance resulting in better fuel efficiency and lower CO2 emissions while at the same time improving the tire’s wet-grip, a measure of braking effectiveness and traction. We believe these are key performance attributes sought by the final customer and also important in meeting European CO2 emissions legislation, which we expect to become a global standard. We have a strong track record of continued product innovation, consistently launching improved grades and new products as well as customizing materials for many of our customers. In 2010, we launched more than 24 new plastics products and a new SSBR grade, designated SLR4602, which has been very well received commercially.

Diverse Global Reach with Extensive Presence in Emerging Markets

Our production facilities include 36 manufacturing plants (which include a total of 86 production units) at 29 sites in 16 countries, inclusive of joint ventures and contract manufacturers. We believe our diverse locations provide us with a competitive advantage in meeting and anticipating the needs of our global and local customers in both well-established and growing markets. We have a strong and growing presence in Asia where we believe we will become the preferred supplier of custom formulated latex products for new paper mills. For example, in 2010, we began delivery to one of the largest paper mills in China, and in 2011, we believe we have been active in substantially all significant new paper mill startups in China.

Long-Standing, Collaborative Customer Relationships

We have long-standing relationships with a diverse base of customers, many of which are well known industry leaders in their respective markets. We have had relationships with many of our customers for 20 years or more, helping them to develop and commercialize multiple generations of their products. No single customer accounted for more than 6% of our aggregated net sales in 2010. We believe we have developed strong relationships through our highly collaborative process, whereby we work with our customers to develop products that meet our customers’ critical needs. As part of this process, we test our products at customer sites and work with them to optimize and customize our product offerings. As a result of our close collaboration, we have historically achieved a high success rate of retaining customers.

Advantaged Cost Positions and Attractive Feedstock Sourcing

We believe that our global scale, highly efficient operations and site integration with Dow have provided us with an advantaged cost position within our industry. We believe our plants compare favorably across key operational benchmarks, including quality tracking, maintenance costs, and employee productivity. We have an attractive mix of long-term raw material contracts with suppliers and the flexibility to procure raw materials on the open market.

Experienced Management Team

Our executive leadership team has an average industry experience of over 25 years, including leadership positions within our business units, and significant public chemical company leadership experience.

Our Growth Strategy

We intend to enhance our position as a leading global materials company engaged in the manufacture and marketing of specialty and customized emulsion polymers and plastics. The key elements of our growth strategy include:

Continue Product Innovation and Technological Differentiation

We intend to continue to address our customers’ critical materials needs by utilizing our technological expertise and leading development capabilities, to create differentiated grades, new products and customized formulations. We believe our technological differentiation positions us to participate in the most attractive, highest growth areas of the markets in which we compete, such as advanced SSBR within Synthetic Rubber, a segment of the market that is expected to grow substantially faster than global GDP through 2014. Our global scale in SB latex allows us to cost-effectively support two pilot coaters where we collaborate with our customers in the development of next generation formulations and leverage regional innovations across our global product platform. We also expect to continue to shift our product mix towards more differentiated products, which offer higher-margin potential, improving the profitability of our business across our portfolio.

Strategic Investments in the Most Attractive Segments of the Market

We plan to make strategic capital investments in what we believe are the most attractive market segments to extend our leadership in these segments and to meet growing demand. In December 2010, we announced the addition of a new SSBR production line, expected to come on-line in 2012, which will expand our facility in Schkopau, Germany, as well as an expansion of our latex production capacity in Zhangjiagang, China, also expected to come on-line in 2012.

Expand and Deepen Our Presence in Emerging Markets

We believe emerging markets such as China, Southeast Asia, Eastern Europe and Latin America represent significant, rapidly growing opportunities. Improving living standards in these emerging markets are creating strong demand for our end products, including coated paper and packaging board, carpet and artificial turf backing, automotive applications including tires, packaging, appliances, consumer electronics and construction applications. We expect to capitalize on growing demand for our products in emerging markets and expand our share of local demand by deepening our customer base and local capabilities in these geographies.

Pursue Strategic Acquisitions to Extend Leadership

We intend to opportunistically pursue acquisitions and joint ventures that have attractive risk-adjusted returns to extend our leadership into what we believe are the most attractive market segments and in emerging economies. We believe that a long-term trend toward consolidation in our markets will continue, which given our scale and geographic reach, will create opportunities for our business.

Capitalize on New Independence

We intend to capitalize on opportunities presented by our new status as an independent, stand-alone entity. Our executive leadership team is incentivized through performance-based compensation to focus on operational improvements and to enhance our strategic positioning relative to our competitors. We believe we can optimize the business as a result of the recent carve-out from Dow and have launched a corporate-wide initiative to reduce our costs and increase our competitiveness. We also intend to capitalize on improved strategic flexibility to make changes to re-position the businesses, including moving our product mix towards higher-margin, differentiated products and focusing on value-based pricing.

Business Model

The chart below illustrates our business model, from the raw materials used in our products to our end-use markets.

*	Note: Some styrene is purchased through long-term supply contracts and open market purchases.

Segment Overview

We operate four segments under two principal business units. Our Emulsion Polymers business unit includes an SB Latex segment and a Synthetic Rubber segment. Our Plastics business unit includes a Styrenics segment and an Engineered Polymers segment. The table below illustrates each segment’s aggregated net sales to external customers for the year ended December 31, 2010, as well as each segment’s major products and end-use markets.

	Emulsion Polymers		Plastics
	SB Latex	Synthetic Rubber	Styrenics	Engineered Polymers
Net sales (in millions)
Three months ended:
March 31, 2011	$ 431	$ 183	$ 613	$ 311
March 31, 2010	$ 327	$ 126	$ 402	$ 217

Net sales (in millions) Year ended:

December 31, 2010[1]	$1,499	$ 520	$1,906	$ 1,042

December 31, 2009	$1,027	$ 336	$1,353	$ 734

December 31, 2008	$1,711	$ 427	$2,052	$ 992

Major products	• SB latex • SA latex	• SSBR • Li-PBR • ESBR • Ni-PBR	• Polystyrene • EPS • ABS • SAN • Ignition resistant polystyrene	• Polycarbonate resins • Compounds and blends • Polypropylene compounds

Major end-use market	• Coated paper and packaging board • Carpet and artificial turf backings • Tape saturation • Cement modification • Building products	• Performance tires • Standard tires • Polymer modification • Technical rubber goods	• Appliances • Construction/ sheet • Packaging • Automotive • Consumer electronics • Consumer goods	• Automotive • Consumer electronics • Construction/sheet • Packaging • Other (including consumer goods, appliances and electrical and lighting)

[1]	Full year 2010 net sales is shown on an aggregated basis.

SB Latex Segment

Overview

We are a global leader in SB latex, holding a strong market position across the geographies and applications in which we participate, including leading market positions in North America, Europe and Asia. We produce SB latex primarily for coated paper used in advertising and magazines, packaging board coatings, carpet and artificial turf backings, as well as a number of performance latex applications.

We believe we are the recognized technology leader in SB latex. Our leading scale in this segment is a competitive advantage that allows for investment in formulation capabilities and polymer science. We have typically launched one to two new technologies in this segment each year. We have two pilot coating facilities in the U.S. and Europe that are used to develop new products and customer branding. Our differentiated grades of latex command a price premium to conventional latex and strengthen our customer relationships and our market position.

We believe our development and formulation capabilities contribute to our leading position. Further, we believe our growth prospects in SB latex are enhanced by our leading position in China, which we believe will contribute a significant portion of global growth in the paper and board market segment over the next decade. In 2010, we began delivery to one of the largest paper mills in China, and in 2011, we believe we have been active in substantially all significant new paper mill startups in China. We recently announced a major expansion of our Zhangjiagang, China latex capacity that we expect to come on-line in 2012, as well as a 50 kMT capacity expansion at our Schkopau, Germany facility. In relation to these expansions, we expect to incur approximately $24 million over 2011 and 2012 for our Zhangjiagang, China latex facility and approximately $134 million over 2011 and 2012 for our Schkopau, Germany facility. We believe our growth prospects are also supported by an attractive industry landscape characterized by the recent trends of industry capacity reduction and consolidation, such as the exit of The Lubrizol Corporation from the SB latex market and the business combinations of BASF Group and Ciba, Omnova Solutions and Eliokem, and Yule Catto & Co plc and PolymerLatex GmbH.

Products and End Uses

We are the global leader in the production and marketing of synthetic latex for coated paper with a leading market position in North America and Europe, and a leading supplier to new mills in China. For coated paper, we primarily manufacture SB latex, a high-volume product that is widely used as a binder for mineral pigments as it allows high coating speeds, improved smoothness, higher gloss level, opacity and water resistance. Typically, latex formulations are engineered in close collaboration with customers, and are tailored specifically to optimize finished product properties and production efficiency, and to minimize mill down time. Since SB latex accounts for, on average, approximately 8% of the total production cost for coated paper but is a critical link in the manufacturing process and provides performance characteristics key to the product’s end-use, we believe customers view it as a crucial component of their manufacturing process and typically seek high-quality, reliable producers.

We are also a leading supplier of latex polymers to the carpet and artificial turf industries and offer a diverse range of products for use in residential and commercial broadloom, needlefelt, and woven carpet backings. We produce high solids SB latex, SA latex, vinylidene chloride, and butadiene-methacrylate latex products for the commercial and niche carpet markets. We incorporate vinyl acrylic latex in our formulations for its ignition resistant properties, with the sourcing of vinyl acrylic latex readily available from a number of industry suppliers. SB latex is also used in flooring as an adhesive for carpet and artificial turf fibers.

We also offer a broad range of performance latex products, including SA latex, vinyl acrylic latex and all-acrylic latex primarily for the adhesive and architectural surface coatings market.

Customers

We believe our SB latex business segment is able to differentiate itself by offering customers value-added formulation and product development expertise. We maintain a large network of R&D and technical sales and development (“TS&D”) teams, together composed of 182 professionals, 61 of whom have advanced degrees, including 25 with PhDs. Our R&D/TS&D team commits more than two-thirds of its efforts in the SB Latex segment to developing differentiated products. This team is complemented by two pilot coating facilities in Switzerland and the U.S., four paper fabrication and testing labs in Brazil, China, Switzerland and the U.S., three carpet technology centers located near carpet producers in China, the U.S. and Switzerland, and two product development and process research centers, one each in Germany and the U.S. Additionally, our global manufacturing capabilities are key in serving customers cost-effectively, as latex is costly to ship over long distances due to its high water content. We believe that our global network of service and manufacturing facilities is highly valued by our customers.

Our relationships with our top latex customers generally exceed 20 years in length. Many of our major customers rely on our dedicated R&D and TS&D teams to complement their limited in-house resources for formulation and reformulation tests and trials. We seek to capture the value of these services through our pricing strategy. In paper and package board applications, we believe our customers are unlikely to switch to lower cost suppliers with inferior formulation capabilities because changes in the industry result in the need to reformulate approximately every three to four years. In addition, as paper mills become larger and increasingly sophisticated with higher fixed costs, we believe there is greater demand for high-quality, custom-formulated latexes. Historically, we have focused on capturing a majority share of new SB Latex formulations for startups and major overhauls of existing paper coaters. In carpet applications, our product development expertise also allows us to provide differentiated products to our customers. For example, latex carpet backing made with our LOMAX™ Technology provides the same performance characteristics of conventional latex, but because it uses renewable energy it may be attractive to our customers who are increasingly demanding products with sustainable attributes. See “—Environmental and Other Regulation—Sustainability and Climate Change.”

Competition

Our principal competitors in the SB Latex business segment include BASF, Omnova Solutions Inc. and Yule Catto & Co. plc.

Industry Outlook

Recent changes in industry structure have led to a more favorable industry outlook for latex producers, driven by industry capacity reduction and consolidation. Key industry events include BASF’s acquisition of Ciba and subsequent shut down of 340 kMT of capacity, a capacity rationalization by Dow / Dow Reichhold, Omnova’s rationalization at its Mogadore facility, the exit of The Lubrizol Corporation from the SB Latex business entirely, Omnova’s acquisition of Eliokem, and Yule Catto’s acquisition of PolymerLatex. Additionally, we believe that improving living standards will drive demand in emerging markets such as China and Latin America, and that a significant portion of expected coated paper growth will come from these regions over the next decade. Other recent developments include the emergence of potential substitutes for SB latex in carpet backing applications, driven by raw material pricing dynamics. We believe that the recent changes in industry structure and increasing demand in emerging markets will lead to a continued favorable production environment in coming years characterized by an improved profitability outlook.

Synthetic Rubber Segment

Overview

We are a significant producer of styrene-butadiene and polybutadiene-based rubber products and we have the leading European merchant market position in SSBR. We have very broad synthetic rubber technology and product portfolios in the industry, focusing on specialty products, such as SSBR and Li-PBR, while also producing core products, such as ESBR and Ni-PBR. Our Synthetic Rubber products are extensively used in tires, with additional applications including polymer modification and technical rubber goods. We have strong relationships with most of the top global tire manufacturers and believe we have remained a supplier of choice as a result of our broad rubber portfolio and product customization capabilities.

Our most advanced rubber technology, SSBR, is a critical material for high-performance tires that combine low rolling resistance and high wet-grip, which leads to increased fuel efficiency and traction. We believe our growth prospects in our Synthetic Rubber segment are enhanced by increasing demand for high performance tires, resulting from European regulatory reforms that are aimed at improving fuel efficiency and reducing CO2 emissions. Our management estimates that through 2014, demand for SSBR, a critical material for high-performance tires, will grow substantially faster than global GDP. Our expectation is that global increases in fuel efficiency standards will drive additional demand growth for our SSBR technology. We recently announced a 50 kMT capacity expansion at our Schkopau, Germany facility that we expect to come on-line in 2012.

Products and End Uses

Our Synthetic Rubber business segment produces synthetic rubber products used in high-performance tires with increased fuel efficiency and traction, impact modifiers and technical rubber products, such as conveyor belts, hoses, seals and gaskets. We participate mainly in the European synthetic rubber industry, where tire producers focus on high-performance and ultra high-performance tires and rely strongly on merchant rubber suppliers.

SSBR.     We sell SSBR products for high-performance and ultra high-performance tire applications. We produce both clear and oil extended SSBR through batch polymerization in our two new SSBR production lines. We believe these processes provide leading and customized solutions to tire manufacturers.

We believe we are well-positioned to capture market share in high-growth high-performance tire applications and have expanded capacity to meet demand. We partnered with JSR Corp., a Japanese company which produces a broad range of chemical products including synthetic rubber, latex and plastics, to add a new SSBR production line in March 2009, adding 60 kMT of capacity. We own and operate the new production line, and JSR has the rights to 50% of the line’s productive time over approximately the next 15 years. The production lines are currently operating at capacity. We have recently announced the decision to add 50 kMT of capacity, solely for our use, to support the continued market growth.

Our Synthetic Rubber portfolio is anchored by our SSBR technology and further strengthened by our new functionalized SSBR (SSBR engineered to perform specific functions) product offering. Our new product platform is used in the manufacture of high-performance and ultra high-performance tires. We expect demand growth for European performance tires, which increase passenger safety, tire longevity and vehicle fuel efficiency, to accelerate due to recent European legislation. A 2008 study by the European Policy Evaluation Consortium showed that at least 30% of all new passenger car tires sold in Europe did not meet the requirements of the new standards. Functionalized SSBR is a key technology to enable the improvements and we are a SSBR leader with patented technology. A number of customers have begun commercializing products with this functionalized technology.

During the last five years, we have been working closely with major tire producers around the world to develop multiple new SSBR grades, addressing key marketplace needs for improved tire fuel economy, grip, and abrasion characteristics, which we believe will lead to significant demand growth for our rubber products in Europe and around the world. Management expects to shift its Synthetic Rubber product mix to new SSBR grades (from a relatively small portion of total SSBR volume in 2010 to up to more than one-third in 2015).

ESBR.     Our ESBR products are used in standard tires, technical goods, and footwear. Our ESBR product portfolio offers tire producers a comprehensive suite of synthetic rubber capabilities. For example, ESBR provides enhanced wet grip to tire treads and strength to the inner liner of tires, imparting excellent processability to the respective compounds.

Li-PBR.     Our Li-PBR is used primarily for our own internal polymer modification applications. Polymer modification is the use of synthetic rubber to improve the impact resistance quality of plastic products. Approximately 80% is consumed within our Plastics business unit for HIPS and ABS production. We make two grades of Li-PBR exclusively for our polymer modification uses. In addition to impact resistance, Li-PBR provides visual surface gloss.

Ni-PBR.     We are currently the only European producer of Ni-PBR, with 30 kMT of capacity. We sell Ni-PBR products for use in standard tires, performance tires, technical goods and footwear. We believe Ni-PBR is valued by the tire industry for its high degree of processability, its ability to add wear resistance to the wet grip capabilities of SSBR and ESBR and its flexibility in tire sidewalls.

Customers

We maintain deep and long-standing relationships with a large number of multinational customers, including the top global tire manufacturers, as well as fast growing Asian tire manufacturers. Our relationships with our top 10 customers exceed 10 years on average.

Tire producers are the primary customers for our Synthetic Rubber business. We believe we have remained a supplier of choice given our broad rubber portfolio, including technologically differentiated grades, and our product customization capabilities. The majority of our Synthetic Rubber business segment net sales are based on contracts that generally include terms for at least three different rubber grades in addition to raw material pass-through clauses. We collaborate with customers throughout the product development cycle which can last up to four years. Our R&D/TS&D team has a strong focus on developing differentiated specialty products, and commits more than two-thirds of its time in this segment to those efforts. Once implemented with a customer, these newly-developed specialty products cannot be easily replaced by a competitor. As a result, we believe customers are likely to buy from us throughout the life cycle of specific tire models to avoid high switching costs and prevent repetition of the expensive development process.

Competition

Principal competitors in our Synthetic Rubber business segment include Asahi, JSR, Lanxess, Nippon Zeon, Polimeri and Synthos.

Industry Outlook

We participate mainly in the European synthetic rubber industry, where tire producers rely on merchant rubber suppliers, in contrast to North America where tire manufacturers captively produce most of their required rubber. Merchant producers typically produce more than one grade of rubber as customers typically require different grades of rubber from a single supplier. Performance tires represent an especially attractive market to rubber producers, because they provide substantial value to end customers. Tire manufacturers are expected to continually seek improvements in advanced rubber, which optimizes the combination of fuel economy and wet grip in order to meet EU regulations which have already been adopted and will become effective in late 2012. Rubber demand slowed during 2009, but has since showed signs of recovery, and our existing SSBR line is currently running at full capacity. We believe our leadership in the fast growing SSBR segment will position us to perform well relative to the broader industry and anticipate future strong demand due to the new European legislation driving the consumption of higher-performance tires.

Styrenics Segment

Overview

Our Styrenics segment includes polystyrene, ABS, SAN, and EPS products, as well as our internal production and sourcing of styrene monomer, a raw material common in SB latex, synthetic rubber and styrenics products. We are a leading producer of polystyrene and mABS. We focus our marketing efforts on applications such as appliances and consumer electronics. Within these applications, we have worked collaboratively with customers to develop more advanced grades of plastics such as our HIPS and mABS products. These products offer superior properties, such as rigidity, insulation and colorability, and, in some cases, an improved environmental footprint versus general purpose polystyrene or emulsion ABS. The Styrenics segment also serves the packaging and construction end-use markets.

We believe our growth prospects in Styrenics are further enhanced by recent trends of industry capacity reduction and consolidation, such as the formation of the announced Styrolution joint venture combining certain INEOS and BASF assets and the prior acquisition of INEOSNova by INEOS. We believe our growth prospects are also enhanced by our established manufacturing footprint in high economic growth regions such as China and Latin America and our focus on attractive end markets where improving living standards drive demand for appliances and consumer electronics.

Products and End Uses

Polystyrene.     We are a leading producer of polystyrene and focus on sales to injection molding and thermoforming customers. Our product offerings include a variety of general purpose polystyrene (“GPPS”) and HIPS, which is polystyrene that has been modified with polybutadiene rubber to increase its impact resistant properties. These products provide customers with performance and aesthetics at a low cost across applications, including appliances, packaging, including food packaging and food service disposables, consumer electronics and building and construction materials.

We believe our STYRONTM brand is one of the longest established brands in the industry and is widely recognized in the global marketplace. We believe our R&D efforts have resulted in valuable, differentiated solutions for our customers. For instance, during the early 2000s, we developed an innovative STYRON A-TECHTM family of resins that is an advanced polystyrene product allowing customers to balance key properties such as toughness, gloss, stiffness, flow and cost, and provide combinations of properties that were previously not available with standard HIPS. Over the next several years, this product family became the industry standard for this application.

Styrene Technology Licensing.     We have developed a leading proprietary energy efficient styrene production technology. Historically, this technology has not been offered broadly, but has been licensed to two Dow joint ventures, Siam Styrene Monomer Company and The Kuwait Styrene Company. Offers to license beyond these two entities are under consideration. We also maintain proprietary catalyst technology developed jointly with suppliers in this area, and we granted a license to Süd Chemie to promote and sell our proprietary catalyst formulation to third parties.

Acrylonitrite-Butadiene-Styrene.     We believe we are a leading producer of mABS, marketed under the MAGNUM™ brand. mABS is a variation of ABS that has lower conversion and capital costs compared to the more common emulsion ABS (“eABS”) process. mABS has similar properties to eABS but has greater colorability, thermal stability and lower gloss. mABS products can be manufactured to stricter specifications because it is produced in a continuous process as opposed to the batch process used in eABS. In addition, mABS has environmental benefits such as waste reduction and higher yields. We believe that we are a global leader in mABS based on our own capacity, as well as licensees using our proprietary technology.

Primary end uses for our ABS products include automotive, sheet and appliances. We maintain a significant share of ABS sales into these markets, which we believe is driven by the differentiating attributes of our mABS products, our reputation as a knowledgeable supplier, our broad product mix and our customer collaboration and design capabilities.

Automotive manufacturers have developed innovative solutions in order to meet increasing fuel standards, such as the light-weighting of vehicles. Consequentially, manufacturers have been replacing heavier materials with durable yet lighter materials such as mABS. We expect this trend to continue and believe that our technological capabilities in Styrenics together with our compounding and blending expertise of these products will help drive future growth.

mABS Technology Licensing.     In 2004, we licensed our mABS technology to Sinopec’s Shanghai Gaoquiao Petrochemical Corporation, which built a 200 kMT plant based on our technology. We followed this license with a second license in late 2007 to Huajin Chemical. Huajin Chemical’s plant capacity is 140 kMT.

Styrene-Acrylonitrile.    SAN is composed of styrene and acrylonitrile, which together provide clarity, stiffness, processability, mechanical strength, barrier properties, chemical resistance and heat resistance. Additionally, SAN is typically lower in cost when compared to some other clear polymers.

SAN is used mainly in appliances, consumer goods and sheets, due to its low-cost, clarity and chemical resistance properties. Within our Styrenics business segment, we manufacture SAN under the TYRILTM brand name for use in housewares, appliances, automotive, sheet, battery cases and lighting applications. In addition, TYRILTM is suitable for self-coloring which adds value in many of these uses.

Expandable Polystyrene.     Although we are a relatively small player in EPS, we believe we have gained the reputation of being a solid and capable supplier with consistent quality and reliability, making us a partner of choice, even among large accounts, particularly in the growth areas of Eastern Europe. EPS is mainly used as a thermal insulator in residential and commercial construction applications. EPS is also used in packaging, as well as a loose fill material for shipping. We market EPS under the trade name SCONAPORTM.

Customers

Our customer centric model focuses on understanding customers’ needs and developing tailored solutions that create value for both parties. For durable applications, we focus our TS&D, R&D and marketing teams on product design engineering initiatives for developing and specifying plastics in the next generation of construction applications, appliances, automotives, and consumer electronics. In non-durable applications, we focus on innovative products that provide clear cost advantages to our customers, serving customers with our cost-advantaged technology and operating excellence. Overall, our R&D/TS&D team devotes approximately two-thirds of its time in styrenics to creating differentiated products for our customers. We have leveraged industry-leading product development and technology capabilities to develop long-standing customer relationships with the majority of our customers, including a number who have purchased from us for more than 20 years. We believe that our global presence is an advantage, allowing us to provide customers with consistent product grades and positioning us to strategically serve growth economies.

Competition

The principal competitors for our Styrenics customers are BASF, Chi Mei, INEOS, LG Chemical and Total.

Industry Outlook

From 2006 to 2010, the polystyrene industry witnessed substantial capacity rationalizations by major producers, such as BASF, INEOS Nova, Lanxess, SABIC, Mitsubishi, and others. During this time, we believe that over 1 million tons of annual U.S. polystyrene capacity, and over 800 thousand tons of European polystyrene capacity were eliminated during this time period. This accounts for approximately 32% and 30% of the 2006 total capacity by region, respectively. Consistent with the broader industry, we participated in these rationalizations by electing to shut down some of our less cost effective European assets and concentrating production at our most competitive facilities.

In addition to improving profitability through cost rationalizations, the polystyrene industry has also benefited from a number of consolidating activities. A number of larger players have enhanced their platforms via acquisitions and joint ventures, such as the formation of the recently-announced Styrolution joint venture combining certain INEOS and BASF assets and the prior acquisition of INEOSNova by INEOS.

The ABS market also witnessed a number of capacity rationalization from 2006 to 2010. The foregoing activities, combined with improved end market demand have resulted in a substantial improvement in operating rates since the economic downturn. Going forward, we anticipated strong ABS demand, driven by favorable growth outlooks within a number of end markets, including the automotive and consumer appliances and electronics industries. Additionally, Asian markets present a unique growth opportunity for ABS producers and our license technology as we expect the growth in these markets to outpace the broader industry.

Engineered Polymers segment

Overview

We are a leading producer of engineered polymers. Our products are predominantly used in automotive, consumer electronics, and construction and sheet end markets, where we believe there will be a strong market recovery. We are focused on differentiated products, which we produce in our compounds and blends manufacturing facilities located across Europe, Asia,

North America and Brazil. We believe that the strategic locations of these facilities combined with close customer collaboration offers us a strategic advantage in serving our customers. We believe nearly half of our PC products and approximately two-thirds of our compounds and blends products are differentiated, based on their physical properties, performance, or aesthetic advantages. Our history of innovation has contributed to long-standing relationships with customers who are recognized leaders in their respective end markets. We have established a strong market presence in the global automotive and electronics sector, targeting both component suppliers and final product manufacturers. Our Engineered Polymers segment also compounds and blends our PC and mABS plastics into differentiated products within these sectors.

We believe growth in this segment is driven by a number of factors, including consumer preference for lighter weight and impact-resistant products. Additionally, we believe growth is bolstered by environmental trends, such as the substitution of lighter-weight plastics for metal in automobiles, as well as more energy efficient, glazing solutions.

Products and End Uses

Our Engineered Polymers segment consists of PC and compounds and blends. PC is an engineering thermoplastic resin. PC has high levels of clarity, impact resistance, temperature resistance and pliancy. PC can be compounded or blended, which imparts specific performance attributes tailored to the product’s end-use. While most PC resin is consumed as is, the rest is generally blended with several other polymers, including ABS and other styrene-based resins. Our compounds and blends business has a significant position in the PC/ABS blends, which combine the heat resistance and impact strength of PC with the processability and weatherability of ABS. In addition, we produce ignition resistant polystyrene. Our primary success driver is our ability to customize products to meet customer needs, and with our history as a leading innovator in PC and compounds and blends, we have established ourselves as a leading supplier of PC products to industry leaders.

Our products for glazing and sheet are marketed under the CALIBRE™ brand name and offer customers a combination of clarity, heat resistance and impact resistance. Glazing and sheet represents our largest PC application, and is a key growth focus for us. Key end markets include the automotive industry, with additional opportunities for growth in the medical space, consumer electronics and other applications such as smart meters casings that require plastics with enhanced weatherability and impact resistance.

For the automotive industry, we manufacture PC blends under the PULSE™ brand, and we innovate collaboratively with our customers to develop performance solutions to meet the industry’s needs, such as removing weight from their vehicles. As a result, we are a key supplier of these products to leading automotive companies in the Americas and Europe. We are also accelerating our development of similar capabilities in rapidly-growing areas such as China.

For the consumer electronics industry, we manufacture our products under the EMERGE™ brand, and management believes that we have substantial growth opportunities in notebooks, smartphones and other handheld devices, as well as flat screen television sets. In serving these markets, we leverage our polymer and compound technologies to meet increasingly stringent performance requirements along with the aesthetic and color-matching requirements which are crucial characteristics for the products involved. The result is that we are a leading and long-standing supplier to many well-known brands. Moreover, our management believes new applications in areas such as LED lighting and medical devices will continue to emerge across the many markets which we serve.

Customers

We have a history of innovation in our Engineered Polymers business, and are focused on differentiated products, which we believe enhances our growth prospects in this segment. We have a history as a leading innovator in PC and compounds and blends. Our R&D/TS&D team currently devotes approximately two-thirds of its efforts in this segment to developing differentiated products. In many of our segments we develop tailored polymer, compound and process solutions. For segments such as consumer electronics, agile and focused product solution development is a key offering. Our innovation has contributed to long-standing relationships with customers who are recognized leaders in their respective end markets. We also believe our global facilities are an advantage and allow us to provide customers with consistent grades and position us to strategically serve growth economies.

Competition

The principal competitors for our Engineered Polymers customers are Bayer, Mitsubishi, SABIC and Teijin.

Industry Outlook

We believe we are the third largest global producer of PC and PC blends and that our three major competitors represent approximately 60% of the world’s 2011 PC capacity. Other players tend to be smaller and active on a regional basis. We have developed a global, multi-tiered marketing approach targeting the tiered suppliers as well as final product producers which we believe most effectively addresses our customers’ needs.

We believe that automotive manufacturers will continue the practice of light weighting vehicles in order to meet increasing fuel efficiency standards. We anticipate the replacement of traditional heavier materials with light-weight glazing in transportation applications will become prevalent.

Our Relationship with Dow

We plan to continue to leverage Dow’s scale and operational excellence by procuring certain raw materials, utilities, site services, and back-office business services from Dow. In connection with the Acquisition, we entered into several agreements with Dow relating to the provision of certain products and services and other operational arrangements, including:

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an outsourcing service agreement pursuant to which Dow provides certain administrative and business services to us for the operation of the Company beyond the term of our one year transition services, for a term of five years from the Acquisition date;

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supply and sales agreements pursuant to which Dow, among other things, provides us with raw materials, including ethylene, benzene, butadiene and BPA, each for an initial term of up to 10 years from the Acquisition date;

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site services, utilities and facilities agreements pursuant to which Dow provides utilities and site services to certain of our facilities co-located with Dow and we provide the same services to Dow for sites transferred to us, each for an initial term of up to 25 years from the Acquisition date;

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contract manufacturing agreements pursuant to which Dow operates and maintains one of its facilities to produce products for us in Freeport, Texas, and we operate and maintain our SAN facility in Midland, Michigan to produce products for Dow, each for an initial term of up to 25 years from the Acquisition date; and

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operating services agreements pursuant to which Dow will operate and maintain our SB Latex facility at Rheinmuenster as well as employ and provide almost all of the staff for this facility and we will provide the same services to Dow for their Cumene facility in Terneuzen, each for an initial term of up to 25 years from the Acquisition date.

Pursuant to our agreements with Dow, we have a certain amount of flexibility in terms of the timing of transitioning services to us on a standalone basis and Dow has certain customary rights to terminate such agreements upon a breach by us. We believe these agreements with Dow have enabled us to:

•	minimize our startup risk;

•	obtain a more competitive cost structure for human resources, finance and information technology support;

•	focus our efforts on business development and growth; and

•	maximize flexibility and the ability to tailor the services we need as we develop our stand-alone operations.

We have a five-year business services agreement under which Dow provides us with a number of back-office services during this important transitional period for our Company. These services include infrastructure around IT, Supply Chain, Environmental Health and Safety and transactional support for purchasing and customer service. Our employees provide customer service and support. See “Risk Factors—Risks Related to Our Business—Dow provides significant operating and other services, and certain raw materials used in the production of our products, under agreements that are important to our business. The failure of Dow to perform their obligations, or the termination of these agreements, could adversely affect our operations.”

Joint Venture Option Agreement

In connection with the Acquisition and the execution of the Purchase Agreement, on June 17, 2010, the Styron Holdcos entered into a latex joint venture option agreement (the “Latex JV Option Agreement”) with Dow, pursuant to which the Styron Holdcos granted Dow an irrevocable option to purchase 50% of the issued and outstanding interests in a joint venture to be formed by Dow and the Styron Holdcos with respect to the SB Latex business in Asia, Latin America, the Middle East, Africa, Eastern Europe, Russian and India (the “Emerging Markets SB Latex Business”), at a purchase price equal to the fair value attributable to the Emerging Markets SB Latex Business as defined in the Latex JV Option Agreement. The option is exercisable by Dow at any time after the first anniversary of the Latex JV Option Agreement and prior to the earlier to occur of (i) the fifth anniversary of the Latex JV Option Agreement and (ii) the date of the closing of an underwritten initial public offering of the equity interests of the Company; provided, that Dow will not have the right to exercise the option after the 45th day following the date on which the Styron Holdcos provide written notice to Dow that it has filed a registration statement with the SEC relating to this underwritten initial public offering, subject to the completion of the underwritten initial public offering within 180 days of the delivery of this written notice. If Dow exercises its option, Dow and the Styron Holdcos must (i) form the joint venture, (ii) enter into a joint venture formation agreement pursuant to which all of the assets of the Emerging Markets SB Latex Business shall be contributed to the joint venture, (iii) enter into a shareholders agreement with respect to the governance of the joint venture and (iv) enter into customary ancillary agreement with respect to the joint venture and the transfer of the interests in the joint venture to Dow.

Our Joint Ventures

To supplement our business segments, we have entered into two strategic joint ventures in order to gain access to local markets, minimize costs and accelerate growth in areas we believe have significant business potential.

Americas Styrenics

Launched in 2008, Americas Styrenics is a 50% / 50% joint venture between ourselves and Chevron Phillips Chemical Company. Americas Styrenics competes in polystyrene in North and South America, and produces a range of HIPS and GPPS products. We believe the venture has capitalized on the strong relationships and technology leadership of its parent companies to maintain a strong industry presence and pursue developing opportunities.

Sumika Styron Polycarbonate Limited

Sumika Styron is a 50% / 50% joint venture with Sumitomo Chemical of Japan. The joint venture manufactures a range of PC products and enables us to gain access to the Japanese PC market. Sumika Styron’s facility is located in a highly integrated and efficient manufacturing site, and utilizes industry-leading Dow technology and production processes.

Sources and Availability of Raw Materials

Our raw materials and procurement group is responsible for the ongoing production, sourcing and procurement of raw materials for each of our business segments. The professionals leading this group have extensive experience in the petrochemical industry buying, selling, and swapping commodity raw materials. Our raw materials group seeks to implement the most efficient and reliable raw material strategy for our business segments, including maintaining a balance between contracted and spot purchases as well as internal production of styrene monomer. While Dow provides some raw materials via contract to us, including ethylene, benzene, butadiene and BPA, we develop and implement our Company’s strategy for obtaining additional sources of supply.

Our agreements with Dow range from 1- to 10-year terms with, in some cases, an automatic 2-year renewal. Minimum and maximum monthly contract quantities were established based on historical consumption rates, and our pricing terms are based on commodity indices in the relevant geography. We obtain approximately 45% to 50% of our raw materials from Dow.

From time to time, the prices of key raw materials that we purchase, including benzene, ethylene, styrene, butadiene and BPA, may be volatile. The predominant drivers of volatility for these raw materials are the prices of crude oil and natural gas. However, we have contractual provisions in place which substantially reduce our exposure to such price volatility and protect us from extreme price increases in its key raw materials.

From time to time, the prices of key raw materials that Styron purchases, including benzene, ethylene, styrene, butadiene and BPA, may be volatile. The predominant drivers of volatility for these raw materials are the prices of crude oil and natural gas. However, we have contractual provisions in place intended to substantially reduce Styron’s exposure to such price volatility and protect Styron from extreme price increases in its key raw materials.

Styrene

In addition to purchasing styrene through long-term strategic contracts and opportunistic short-term purchases, we produce raw materials internally from ethylene and benzene at our own manufacturing sites, which reduces our logistic costs. Our strategy is to maintain a net short position, allowing us to run our assets at full capacity and/or purchase based on market dynamics. Our strategy allows us to minimize manufacturing fixed cost while being able to adjust our approach according to the market.

We believe our current styrene production processes operate at the industry’s lowest steam-to-oil ratios (“S/O”) resulting in high energy efficiency. This technology also uses proprietary catalyst technology that supports operation in low S/O conditions and enables long runs between turnarounds. In addition, the styrene production process leverages in-house computational fluid dynamic and reaction models to predict catalyst activity over time, at varying operating conditions, to optimize run rates.

We believe that energy efficiency for our latest styrene technology is approximately 30% better than other EBSM producers average and our raw material efficiency is more than 2.0% better than industry average. More recently, in 2008, we developed a new catalyst formulation that should further improve raw material efficiency.

Benzene and Ethylene

Benzene and ethylene are two commodity petrochemicals that make up the vast majority of the raw materials associated with styrene production. Today, Dow supplies us with 100% of our benzene and ethylene through 10-year contracts with automatic 2-year renewals. We have the flexibility to buy 25% of our benzene from alternative sources. We closely monitor these materials and how changes in their costs impact the styrene chain and its downstream derivatives. Our price formulas are based on well-known indices for the region with appropriate large buyer discounts.

Butadiene

Butadiene is an important raw material for the rubber and latex businesses. Dow is our largest supplier for this material, including in Europe where we purchase directly from Dow’s existing butadiene extraction facilities in Europe over the term of a 10-year contract with an automatic 2-year renewal. Other supply sources in Europe include major producers with a mix of one- to five-year contracts at competitive market prices. Outside of the transition period in North America, supply to North America and Asia are exclusively from other major third party producers via supply contracts. As a large purchaser of butadiene, we believe we can continue to secure the raw material reliably at competitive prices.

Bisphenol A

BPA is the major raw material associated with PC production. This raw material is produced by Dow in Stade, Germany and is supplied via pipeline to us through a 5-year supply contract in Europe. We source BPA for our North American operations and Asian joint ventures from other market players.

Manufacturing

Our SB Latex business segment has 13 production sites that are strategically located throughout the world. Management believes these facilities have industry leading quality tracking.

We manufacture all Synthetic Rubber products at one integrated site at Schkopau, Germany. Management believes that our Synthetic Rubber plant compares favorably to average benchmarks across key cost metrics, and it is recognized as one of the most cost-efficient synthetic rubber production sites in Europe.

We operate our Styrenics business segment on a global basis, including plants in China and our integrated Schkopau, Germany site in close proximity to faster growing regions. Management believes that our polystyrene plants compare favorably to benchmarks across key cost metrics. Additionally, we believe our joint venture with Chevron Phillips Chemical Company LP, Americas Styrenics, is well-positioned to cover North America and emerging opportunities in South America. We manufacture SAN for Dow under an agreement in our Midland, Michigan facility.

Our Engineered Polymers business segment operates on a global basis with manufacturing plants in Stade, Germany and compounding operations in Stade, Germany; Terneuzen, The Netherlands; Hsinchu, Taiwan; and Limao, Brazil. Dow also manufactures for us in Freeport, Texas, using Dow facilities, under an agreement with us. We also have strategic compounding agreements in Asia, North America and Europe and a strategic joint venture with Sumitomo Chemical Co. in Japan. We believe this joint venture partner enables us to gain access to an expanded range of geographies and customers.

Technology

Our R&D activities across our business segments are driven by identified needs in end-use markets. As part of our customer-centric model, the R&D organization interfaces with our sales and marketing teams and directly with customers to determine their product requirements in light of trends in their industries and market segments. This information is used to drive R&D projects that are value-enhancing for both the customer and our Company. We continually seek to address these changing market needs by deploying our R&D capabilities, including:

•	Formulation knowledge, which enables accelerated new product development;

•	Internal capabilities, such as latex pilot coaters and plastics mini plants;

•	Functionalization technology, which is a key capability in our synthetic rubber products that enables us to stay one step ahead in developing new grades for tire products;

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Compounding expertise, which comprises knowledge of the compounding process coupled with formulation knowledge. This expertise facilitates our ability to develop new compounds and blends to meet evolving needs in various businesses; and

•	Broad product portfolio providing innovative solutions to customer needs.

Our R&D facilities support our technological capabilities. In addition to our two SB Latex pilot coaters and our product development centers, the Plastics and Emulsion Polymers business units operate “mini plants” in Stade and Schkopau, Germany. These mini plants are used to make samples of experimental products for testing, which we believe is a critical step in our new product development process.

R&D costs are included in expenses as incurred. Our R&D costs for the aggregated year of 2010 and for the years 2009 and 2008 were $49.8 million, $57.4 million and $69.0 million, respectively.

Sales and Marketing

We have a customer-centric business model that has helped us to develop strong relationships with many customers, with average length of key customer relationships exceeding 20 years. The application development, R&D, TS&D, marketing and sales functions work together to define the customers’ needs and develop customized solutions that create value for both the customer and us and result in greater customer intimacy. This can be seen most clearly in competitive applications such as coated paper and packaging board, automotive, consumer electronics, and glazing and sheet.

Our sales and marketing teams play a key role in realizing this strategy around customized solutions. Our sales and marketing initiatives include:

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Developing a solution-centric approach to sales versus a product-centric approach.    Our sales and marketing teams understand the trends in the industries and applications served by us, and this is critical to identifying changing customer requirements and providing differentiated value-added products.

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Coordinating account teams effectively to develop and implement customer solutions.    We often include sales-people and TS&D engineers in customer activities. Where appropriate, we layer on the skills of our engineers to develop new applications and respond to fast moving market trends.

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Understanding the value chain and effectively deploying our resources across this chain.    In some of our end markets, our immediate customers may be distributors or manufacturers, rather than the original equipment manufacturers. In these instances, our sales and marketing teams may employ a multi-channel marketing approach, developing relationships with the key decision makers across the value chain to ensure we develop differentiated, value-added products. For example, the Styron automotive business markets its products: (1) through distributors, (2) directly to a broad range of small, medium and large parts suppliers, and (3) directly to the auto manufacturers themselves.

Our sales and marketing professionals are primarily located at our facilities or at virtual offices within their respective geographies. We have approximately 200 professionals working in sales and marketing around the world, along with approximately 80 customer service professionals and sell to customers in over 80 countries. We primarily market our products through our direct sales force. All of our direct sales are made by our employees in the regions closest to the given customer. Historically, we have focused the majority of our direct sales efforts on large customers and relied on large distributors for sales to smaller accounts. In addition to the key initiatives outlined above, we intend to increase the amount of customers we serve directly.

Information Systems

We utilize Dow’s Enterprise Resource Planning (“ERP”) software systems to support each of our operations worldwide. We have the right to use Dow’s ERP software applications and infrastructure under the terms of the Master Outsourcing Services Agreement (“MOSA”) and its related functional statements of work. The MOSA is for a term of up to 5 years, beginning on June 18, 2010. Under the terms of the MOSA, Dow extends its work processes and the supporting applications and infrastructure for us to use. Under the MOSA, Dow’s work process expertise centers provide the knowledge-base and documentation required for our personnel to follow work process steps and procedures. Many of the work process applications are classified as highly integrated with related ERP components in order to highlight the complex nature of Dow’s ERP software systems.

We leverage Dow’s global data / voice network and server infrastructure for desktop computing, email, file sharing, intranet and internet website access, mainframe and midrange computer access and voice communications. Approximately 450 Microsoft Windows based applications are included in the work processes supported under the MOSA. These applications complement a number of other global ERP applications that make up the equivalent of a modern ERP landscape. We use the various ERP applications to manage our day-to-day business processes and relationships with customers and suppliers.

Our manufacturing plants utilize Dow-developed proprietary process control/process automation technology. We are licensed to use this technology and receive support and spare parts through June 2016, with an option to extend through June 2018. We are not permitted to build or substantially expand plants with this automation technology.

Intellectual Property

We attach great importance to patents, trademarks, copyrights and other intellectual property in order to protect our investment in research and development, manufacturing and marketing. We focus on maintaining patents for inventions derived from our customer-centric business model, which we believe maximizes the value of our product portfolio. Our policy is to seek appropriate protection for significant product and process developments in our major markets. Patents may cover products, processes, intermediate products and product uses. Patents extend for varying periods in accordance with the date of patent application filing and the legal life of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage.

Our “Developed Technology” represents our internal functional technology that enables us to develop new products to meet the evolving business needs and competitively produce our existing products. We estimated the useful life of Developed Technology based upon our predecessor company’s history of using its similar technology and the projected cash flows related to this technology for approximately 15 years.

In most industrial countries, patent protection may be available for new substances and formulations, as well as for unique applications and production processes. However, given the geographical scope of our business and our continued growth strategy, there are regions of the world in which we do business or may do business in the future where intellectual property protection may be limited and difficult to enforce. We maintain strict information security policies and procedures wherever we do business. Such information security policies and procedures include data encryption, controls over the disclosure and safekeeping of confidential information, as well as employee awareness training. Moreover, we monitor our competitors’ products and, when we deem appropriate, we vigorously challenge the actions of others that conflict with our patents, trademarks and other intellectual property rights.

As patents expire, the products and processes described and claimed in those patents become generally available for use by the public. We do not believe that the loss of all of the patents of ours that are scheduled to expire in the next 3 years would materially adversely affect our business or financial results.

We use trademarks as a means of differentiating our products. We protect our trademarks vigorously against infringement where we deem appropriate.

Dow has either transferred to us or granted perpetual, royalty-free licenses to us of the intellectual property of Dow that was used to operate the Styron business segments prior to the Acquisition, which we believe will enable us to operate such business segments in substantially the same way as they were operated by Dow prior to the Acquisition. Such intellectual property includes certain processes, compositions and apparatus used in the manufacture of our products. In addition to our license to use the intellectual property retained by Dow in the Styron business segments, we are licensed to use the intellectual property that has been retained by Dow to the extent necessary to perform our obligations under the contracts transferred to us in the Acquisition and to use such intellectual property (other than patents) for products outside the Styron business segments, subject to certain limitations. Although these defined areas are sufficient to allow us to operate our current businesses, new growth opportunities with new products may fall outside these defined areas. Therefore, our ability to develop new products outside of these defined areas may be impacted by intellectual property that has been retained by Dow. We have the right, with Dow’s cooperation, to directly enforce the patents that are exclusively licensed to us by Dow, but nothing obligates Dow to enforce against third parties the intellectual property rights of Dow that are licensed to us on a non-exclusive basis.

We own over 400 patents and over 300 pending patent applications, that have been issued by or filed in various jurisdictions throughout the world, relating to various aspects of the Company’s businesses, such as: material formulations, material process technology and various end-use industrial applications for our materials.

Environmental and Other Regulation

Obtaining, producing and distributing many of our products involves the use, storage, transportation and disposal of toxic and hazardous materials. We are subject to extensive, evolving and increasingly stringent national and local environmental laws and regulations, which address, among other things, the following:

•	emissions to the air;

•	discharges to soils and surface and subsurface waters;

•	other releases into the environment;

•	generation, handling, storage, transportation, treatment and disposal of waste materials;

•	maintenance of safe conditions in the workplace;

•	registration and evaluation of chemicals;

•	production, handling, labeling or use of chemicals used or produced by us; and

•	stewardship of products after manufacture.

Some of our products are also subject to food contact regulations.

We maintain policies and procedures to monitor and control environmental, health and safety risks, and to monitor compliance with applicable state, national, and international environmental, health and safety requirements. Our environmental, health and safety compliance and management programs make use of Dow’s mature programs. We are also committed to the American Chemistry Council Responsible Care® Guiding Principles for our global facilities. We have a staff of professionals who are responsible for environmental health, safety and product regulatory compliance. Additionally, we have services agreements with Dow to provide environmental health and safety services for certain of our facilities and they provide auditing services for all of our facilities. Nonetheless, we cannot provide assurance that we will at all times be in full compliance with such requirements. It is anticipated that stringent environmental regulations will continue to be imposed on us and our industry in general.

Regarding the NTP’s recent classification of styrene monomer as “reasonably anticipated to be a carcinogen,” we have not seen customers give any indication of moving away from styrenics products due to this recent NTP classification, nor do we expect to see that action from them as the benefits of our products are valued by our customers. It is our view that there are no simple substitutes for our products that can deliver the same performance, quality, safety and cost effectiveness as the current set of products our customers buy from us.

We are actively responding through direct communication to our customers and employees to address perceptions and concerns. Our trade associations—the SIRC and the American Chemistry Council—are actively managing this issue on behalf of our company, through political advocacy, media relations, legal action, and scientific and regulatory activities. Many of our customers are actively engaging in this advocacy also, because they share our view that the reclassification in NTP is unfounded and are committed to protecting their business and downstream markets.

Sustainability and Climate Change

The Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force in 2005 and attention is now focused on development of a post-2012 international policy framework to guide international action to address climate change when the Kyoto Protocol expires in 2012. Proposed and existing legislative efforts, including those under the EU’s Emission Trading Scheme and the United States’ Clean Air Act, to control or limit greenhouse gas emissions could not only increase the cost of compliance but could also affect our energy source and supply choices and increase the cost of energy and raw materials derived from fossil fuels. Such efforts are also anticipated to provide the business community with greater certainty for the regulatory future, help guide investment decisions, and drive growth in demand for low-carbon and energy-efficient products, technologies, and services.

We track our greenhouse gas emissions, and we have been taking action to reduce our greenhouse gas emissions. One such example is our latex plant in Dalton, Georgia, which runs almost entirely on alternative energy and significantly reduces CO2 and greenhouse gas emissions, by using LOMAX™ Technology. Named for its focus on delivering materials with lower environmental impact with maximum performance, LOMAXTM Technology uses methane gas collected from a nearby landfill as the primary energy source to manufacture our latex for carpet backing and reduces the product’s carbon footprint by 25%. Because the methane is being harnessed for energy instead of being released into the atmosphere, LOMAXTM Technology reduced CO2 emissions by almost 17 million pounds in 2010.

Chemical Registration

The goal of the U.S. Toxic Substances Control Act (“TSCA”) is to prevent unreasonable risks of injury to health or the environment associated with the manufacture, processing, distribution in commerce, use, or disposal of chemical substances. Under TSCA, EPA has established reporting, record-keeping, testing and control-related requirements for new and existing chemicals. In September 2009, EPA announced its comprehensive approach to enhance the EPA’s current chemicals management program under TSCA, including development of action plans. The EPA’s actions on chemicals may include initiating regulatory action to label, restrict, or ban a chemical, or to require submission of additional data needed to determine the risk a chemical may pose. Also in 2009, the EPA announced its “Essential Principle for Reform of Chemicals Management Legislation.” The latest legislative initiative to overhaul TSCA, the Safe Chemicals Act of 2011, was introduced in Congress in April 2011. This bill would require safety testing of all chemicals and could result in the need to disclose confidential business information relating to chemical safety. We are monitoring these developments.

In June 2007, the European Union regulatory framework concerning REACH went into effect. REACH requires manufacturers and importers to gather information on the properties of their substances that meet certain volume or toxicological criteria and register the information in a central database to be maintained by the European Chemicals Agency. Complete registrations containing extensive data on the characteristics of the chemical will be required in three phases, depending on production usage or tonnage imported per year, and the toxicological criteria of the chemical. The first registrations for substances that were preregistered in 2008 were required in 2010; subsequent registrations are due in 2013 and 2018. New substances that will be manufactured or imported need to be registered prior to being placed on the market. We completed the 2010 registrations. By June 1, 2011 and thereafter, as the candidate list is updated, companies must notify the European Chemicals Agency and downstream users of products containing above 0.1% of substances of very high concern on the candidate list for authorization. There are now 46 such substances and the notice process may create pressure for substitution away from these substances. By June 1, 2013, the Commission will review whether substances with endocrine disruptive properties should be authorized if safer alternatives exist. Unfavorable decision-making could substantially impact certain raw materials used by the Company, notably BPA. Although BPA has not been proven to be an endocrine disrupter, there are no viable substitutes for BPA in polycarbonates at present. Styrene is a monomer also under scrutiny due to its hazard characterization. Even with these caveats, management does not expect that the costs to comply with REACH will be material to the Company’s operations and consolidated financial position.

Environmental Proceedings

Prior to our separation from Dow, EPA conducted a multimedia investigation at Dow’s Midland, Michigan sites, including the ABS site which we now operate. The investigation uncovered a number of alleged violations, including of the Clean Air Act’s leak detection and repair program (“LDAR”). LDAR requires chemical and petroleum companies to control fugitive emissions of hazardous air pollutants that occur from valves, pumps, flanges, connectors and other piping components. We, Dow and the United States are in the process of executing a consent decree, which will be filed with the District Court in Michigan, that provides that Dow will implement an enhanced LDAR program at our ABS facility over a five year period, which is intended to reduce further fugitive emissions at the ABS facility. We are not a defendant in the action, but under the decree, we or any future owner of the affected equipment will be responsible for performing an enhanced LDAR program at the ABS facility should Dow fail to perform, though we believe this is unlikely. Dow’s failure to perform would subject it to significant stipulated penalties. An implementation agreement has been negotiated between us and Dow, which provides that Dow will bear the costs of the enhanced LDAR program.

Environmental Remediation

Environmental laws and regulations require mitigation or remediation of the effects of the disposal or release of chemical substances. Under some of these regulations, as the current owner or operator of a property, we could be held liable for the costs of removal or remediation of hazardous substances on or under the property, without regard to whether we knew of or caused the contamination, and regardless of whether the practices that resulted in the contamination were permitted at the time they occurred. Many of our production sites have an extended history of industrial use, and it is impossible to predict precisely what effect these laws and regulations will have on us in the future. Soil and groundwater contamination has occurred at some of the sites, and might occur or be discovered at other sites. Subject to limitations, Dow is obligated to indemnify and hold us harmless with respect to releases of hazardous material that existed at our sites prior to our separation from Dow in June 2010. However, we cannot be certain that Dow will fully honor the indemnity or the indemnity will be sufficient to satisfy all claims that we may incur. In addition, we face the risk that future claims might fall outside of the scope of the indemnity, particularly if we experience a release of hazardous materials that occurs in the future or at any time after our separation from Dow. We do not currently have any obligations for environmental remediation on our properties or Superfund sites.

Environmental Programs

We have comprehensive environmental, health and safety compliance and management programs in place to help assure compliance with applicable regulatory requirements and with internal policies and procedures, as appropriate. We use Dow’s mature environmental health and safety programs as a cornerstone of our programs and have contracts in place with Dow for environmental, health and safety expertise. Each facility has developed and implemented specific critical occupational health, safety, environmental, security and loss control programs. We participate in the chemical industry’s Responsible Care® initiative and have implemented a number of environmental and quality management systems including ISO 14001 at many of our facilities.

Facility Security

We recognize the importance of security and safety to our employees and the community. Physical security measures have been combined with process safety measures (including the use of inherently safer technology), and emergency response preparedness into an integrated security plan. We have conducted vulnerability assessments at our operating facilities in the U.S. and high priority sites worldwide and identified and implemented appropriate measures to protect these facilities from physical and cyber attacks.

In April 2007, the Department of Homeland Security (“DHS”) issued an interim final rule that establishes risk-based performance standards for the security of U.S. chemical facilities. Covered chemical facilities are required to prepare Security Vulnerability Assessments that identify facility security vulnerabilities and to develop and implement Site Security Plans that include measures satisfying the identified risk-based performance standards. The rule contains associated provisions addressing inspections and audits, recordkeeping, and the protection of information that constitutes Chemical-terrorism Vulnerability Information. DHS can seek compliance through the issuance of Orders, including Orders Assessing Civil Penalty and Orders for the Cessation of Operations.

In June 2008, DHS notified those facilities that were preliminarily determined to be covered by the rule’s security requirements. Our facilities that were preliminarily determined to be covered conducted and submitted security vulnerability assessments to DHS or have otherwise complied with DHS requirements. Effort and resources in assessing security vulnerabilities and taking steps to reinforce security at its chemical manufacturing facilities will continue to be required to comply with DHS requirements but are not anticipated to be material.

Description of Property

We own and operate 67 production units at 20 sites around the world. In addition, we source products from another 16 production units at 8 joint venture sites (one co-located with Dow) and 3 production units at 2 third-party producer sites. We also own or lease other properties, including office buildings, warehouses, research and development facilities, testing facilities and sales offices.

Our production facilities, including our joint ventures and sites retained by Dow on which we are co-located, have the capacity to produce an aggregate capacity of 5,677 kMT of our entire product portfolio. We have the capacity to produce 1,115 kMT of SB Latex and Synthetic Rubber products in our Emulsion Polymers business unit. We also have the capacity to produce 2,812 kMT of Styrenics and Engineered Polymers products in our Plastics business unit, of which 1,792 kMT represents polystyrene production. Three of our production facilities produce styrene intermediate products with a total capacity of 1,750 kMT, of which 950 kMT is produced from a U.S. production site operated under our Americas Styrenics joint venture.

The following table sets forth a list of our production sites as of March 31, 2011:

Site Name	Location	Products
Trinseo
Allyn’s Point*	USA (CT)	Latex
Altona	Australia	Latex
Boehlen	Germany	Styrene monomer
Dalton	USA (GA)	Latex
Guaruja	Brazil	Latex
Hamina	Finland	Latex
Hsinchu	Taiwan	Compounds and blends
Limao	Brazil	Compounds and blends
Livorno	Italy	Latex
Merak	Indonesia	Latex, polystyrene
Midland	USA (MI)	Polystyrene, ABS, latex
Norrkoping	Sweden	Latex
Rheinmunster	Germany	Latex
Schkopau	Germany	ESBR, SSBR, PBR, polystyrene, EPS
Stade	Germany	PC, compounds and blends
Terneuzen	The Netherlands	SB Latex, polystyrene, ABS, compounds and blends, SAN, styrene monomer
Tessenderlo	Belgium	Polystyrene
Tsing Yi	Hong Kong SAR, China	Polystyrene
Ulsan	Korea	Latex
Zhangjiagang	China	Latex, polystyrene

Americas Styrenics
Allyn’s Point*	USA (CT)	Polystyrene
Cartagena	Colombia	Polystyrene
Hanging Rock	USA (OH)	Polystyrene
Joliet	USA (IL)	Polystyrene
Marietta	USA (OH)	Polystyrene
St. James	USA (LA)	Styrene monomer
Torrance	USA (CA)	Polystyrene

Sumika Styron
Niihama	Japan	PC

*	Co-located on one shared site.

We believe that our properties and equipment are generally in good operating condition and are adequate for our present needs. Production capacity at our sites can vary depending upon raw materials, product mix and operating conditions.

Our global production facilities are certified to ISO 9001 standards. Our manufacturing facilities have established reliability and maintenance programs and leverage production between sites to maximize efficiency.

All plants have similar layouts, technology and manufacturing processes, based on the product being manufactured. We believe this global uniformity creates a key competitive advantage for us, and helps lower overall operating costs.

For more information on environmental issues associated with our properties, see “Business—Environmental and Other Regulation.” Additional information with respect to our property, plant and equipment and leases is contained in Note G to our financial statements.

Employees

As of March 31, 2011, we had approximately 2,100 full-time employees worldwide. Nearly 90% of our personnel are located at the various manufacturing sites, research and development, pilot coating, paper fabrication and testing and technology centers. The remainder are located at virtual locations or are geographically dispersed marketing and sales personnel. Our Midland, Michigan site is the only U.S. facility with union representation for its approximately 25 hourly operations personnel. Other locations with union or work council representation include Altona, Australia; Limao, Brazil; Hamina, Finland; Norrkoping, Sweden; Livorno, Italy; Merak, Indonesia; and Schkopau and Boehlen, Germany for a total of 1,100 union represented personnel as of March 31, 2011. Locations in the Pacific and Europe are represented by work councils or other labor organizations. We consider relations with our personnel and the various labor organizations to be good. There have been no labor strikes or work stoppages in these locations in recent history.

The following table provides a breakdown of the approximate number of our employees by job function and geographic area, as of March 31, 2011.

	Europe	South America	North America	Asia/ Pacific	Total
Manufacturing & Engineering	876	54	145	186	1,261
Sales & Marketing	93	18	43	55	209
Research & Development	110	—	41	31	182
Supply Chain	89	9	51	44	193
Customer Service	37	10	11	21	79
EH&S	15	—	9	7	31
Business Administration—HR—Public Affairs	20	—	12	10	42
Finance	19	5	29	12	65

Total	1,259	96	341	366	2,062

Legal Proceedings

From time to time we may be subject to various legal claims and proceedings incidental to the normal conduct of our business, relating to such matters as product liability, antitrust/competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these routine claims, we do not believe that the ultimate resolution of these claims will have a material adverse effect on our results of operations, financial condition or cash flow.

MANAGEMENT

Below is a list of the names and ages (as of June 27, 2011) of our directors and executive officers and a brief account of the business experience of each of them. The business address of most of our executives is 1000 Chesterbrook Boulevard, Suite 300, Berwyn, Pennsylvania 19312.

Name	Age	Position
Christopher D. Pappas	55	Director, President & Chief Executive Officer
Richard J. Diemer, Jr.	52	Executive Vice President & Chief Financial Officer
Curtis S. Shaw	62	Executive Vice President & General Counsel
Marco Levi	51	Vice President—General Manager, Emulsion Polymers
Paul F. Moyer	49	Vice President—General Manager, Plastics
E. Jeffery Denton	45	Vice President—Shared Services and Feedstocks
Catherine C. Maxey	45	Vice President—Public Affairs and Business Intelligence
Marilyn N. Horner	53	Senior Vice President—Human Resources
Ailbhe Jennings	48	Director
Seth A. Meisel	38	Director
Michel G. Plantevin	54	Director
Mark A. Verdi	44	Director
Stephen M. Zide	51	Director

Our Directors

We believe that our board of directors is, and we intend that it continue to be, composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe that all of our current board members possess the professional and personal qualifications necessary for board service, and have highlighted the specific experience, qualifications, attributes, and skills that led to the conclusion that each board member should serve as a director in the individual biographies below.

Christopher D. Pappas, Director, President & Chief Executive Officer.     Mr. Pappas, 55, joined the Company as President & Chief Executive Officer in June 2010. Prior to joining the Company, Mr. Pappas held a number of executive positions at NOVA Chemicals from July 2000 to November 2009 of increasing responsibility, most recently as President and Chief Executive Officer of NOVA Chemicals from May 2009 to November 2009, President & Chief Operation Officer from October 2006 to April 2009 and Vice President and President of Styrenics from July 2000 to September 2006. Before joining NOVA Chemicals, Mr. Pappas was Commercial Vice President of DuPont Dow Elastomers where he joined as Vice President of ethylene elastomers in 1995. Mr. Pappas began his chemicals career in 1978 with Dow where he held various sales and managerial positions until 1995. Mr. Pappas is a former member of the Board of Directors of Allegheny Energy, NOVA Chemicals, and Methanex Corp. Mr. Pappas holds a Bachelor of Science degree in Civil Engineering from the Georgia Institute of Technology and an MBA from the Wharton School of Business at The University of Pennsylvania. Mr. Pappas is highly qualified to serve on the board by his more than 30 years of management experience with major companies in the chemical industry, by his previous service as a director of the corporations noted above, and by his leadership of the Company since its formation. In these roles he has also acquired and demonstrated substantial financial expertise which is valuable to the Company’s board.

Ailbhe Jennings, Director.     Ailbhe Jennings, 48, has served as a member of our board of directors since the Acquisition. She has also served, on a part time basis, as Corporate Manager at BMO Nesbitt Burns Trading Corp SA since 2002 and Bombardier since 2002. Ms. Jennings has been employed by Bain Capital since 2002 and is on the boards of all of Bain Capital’s Luxembourg companies. Prior to joining Bain Capital in 2002, Ms. Jennings was a deputy managing director and finance director at Banque Pictet, Luxembourg. Prior to this she was a senior audit manager and a Luxembourg Réviseur d’Entreprises with KPMG Luxembourg. Ms. Jennings has 25 years professional experience in the Luxembourg financial services sector. She is a Fellow of the Institute of Chartered Accountants in Ireland and holds an MBA from The Open University (UK). Ms. Jennings brings to the board significant audit experience and broad knowledge of accounting.

Seth A. Meisel, Director.     Seth Meisel, 38, became a director of our Company in January 2011. Mr. Meisel is a Principal at Bain Capital, where he has been employed since 1999. Prior to joining Bain Capital, Mr. Meisel worked as a consultant and manager at Mercer Management Consulting in the industrial, financial services and retail industries. Mr. Meisel also serves on the Board of Directors of Unisource Worldwide, Inc. and Sensata Technologies Holding N.V. Mr. Meisel received an MBA from Harvard Business School where he was a Baker Scholar and an undergraduate degree from Princeton University. Mr. Meisel brings to the board broad knowledge of, and expertise in, mergers, acquisitions and financing. In addition, Mr. Meisel has had significant involvement with the Company since the Acquisition, and has served as a director of numerous public and private companies during his career in private equity and consulting.

Michel G. Plantevin, Director.     Michel Plantevin, 54, has served as a member of our board of directors since the Acquisition in 2010. Mr. Plantevin is a Managing Director of Bain Capital. Prior to joining Bain Capital in 2003, Mr. Plantevin was a Managing Director of Goldman Sachs International in London, initially in the Investment Banking division, then in the Merchant Banking division (PIA). Prior to Goldman Sachs International, he was a consultant with Bain & Company in London and later headed the Bain & Company Paris Office as a Managing Director. He also serves as a director of FCI S.A., Brakes Group, NXP Semiconductors N.V. and IMCD. Mr. Plantevin received an MBA from Harvard Business School and an undergraduate and Masters degree in Engineering from the Ecole Supérieure d’ Electricité (Supélec) in France. Mr. Plantevin brings to the board an expertise in business strategy and operational improvement gained from his extensive experience as a strategy consultant in the Paris and London offices of Bain & Company and then as a private equity professional. Mr. Plantevin has also had significant involvement with our Company since the Acquisition, and has served as a director of numerous public and private companies during his career in private equity, investment banking and consulting.

Mark A. Verdi, Director.     Mr. Verdi, 44, has served as a member of our board of directors since the Acquisition in 2010. Mr. Verdi is currently a Managing Director in the Portfolio Group of Bain Capital, having joined the firm in 2004. Mr. Verdi serves on the board of managers of OSI Restaurant Partners and on the board of directors of Burlington Coat Factory Warehouse Corporation. Prior to joining Bain Capital, Mr. Verdi worked at IBM Global Services from 2001 to 2004. From 1996 to 2001, Mr. Verdi served as Senior Vice President of Finance and Operations and a member of the board of directors of Mainspring, Inc., a publicly held strategy consulting firm. From 1988 to 1996, Mr. Verdi held various positions at PricewaterhouseCoopers. Mr. Verdi received an M.B.A. from Harvard Business School and a B.S. from the University of Vermont. Mr. Verdi brings to the board significant experience in operations gained from his position as a Managing Director in the Portfolio Group of Bain Capital and from his positions at IBM and Mainspring. Additionally, Mr. Verdi has been highly involved with our Company since the Acquisition, and has served as a director of numerous public and private companies during his career in private equity, finance and operations.

Stephen M. Zide, Director.     Stephen Zide, 51, became a director of our Company in 2010 upon consummation of the Acquisition. Mr. Zide has been a Managing Director of Bain Capital since 2001 and joined the firm in 1997. From 1998 to 2000, Mr. Zide was a Managing Director of Pacific Equity Partners, a strategic partner of Bain Capital in Sydney, Australia. Prior to joining Bain Capital, Mr. Zide was a partner of the law firm of Kirkland & Ellis LLP. Mr. Zide is also a director of Innophos Holdings, Inc., HD Supply Inc., Sensata Technologies Holding N.V. and The Weather Channel. Mr. Zide received an MBA from Harvard Business School, a JD from Boston University School of Law and a bachelor’s degree from the University of Rochester. Mr. Zide brings to the board extensive knowledge and expertise in strategy, mergers, and acquisitions gained from his training and experience as a legal advisor and then as a private equity professional. In addition, Mr. Zide has had significant involvement with the Company since the Acquisition, and has served as a director of numerous public and private companies during his career in private equity and law.

Our Executive Officers

Biographical information concerning our President and Chief Executive Officer, who also serves as a member of our board of directors, is set forth above under “—Our directors.”

Richard J. Diemer, Jr., Executive Vice President & Chief Financial Officer.     Mr. Diemer, 52, joined the Company as Executive Vice President & Chief Financial Officer in September 2010. Prior to joining the Company, Mr. Diemer most recently was Senior Vice President and Chief Financial Officer at Albemarle Corporation, based in Baton Rouge, Louisiana, from September 2005 until August 2010. Prior to joining Albemarle, Mr. Diemer served as corporate controller of Honeywell International (and predecessor Allied-Signal Inc.) from 1997 to 1999, Vice President and Chief Financial Officer of Honeywell’s Specialty Materials business from 1999 to 2001, and senior portfolio manager equities for Honeywell Capital Management from 2001 to 2005. Mr. Diemer began his business career with KPMG in 1980 where he served until 1997. Over a 17-year career with KPMG, Mr. Diemer spent time in KPMG’s New Jersey practice, executive office and London office and served as both an audit and SEC reviewing partner. Mr. Diemer is a graduate of the University of Virginia’s McIntire School of Commerce.

Curtis S. Shaw, Executive Vice President & General Counsel.     Mr. Shaw, 62, joined the Company as Executive Vice President & General Counsel in July 2010. He is responsible for all legal affairs for Trinseo, and is a member of the Trinseo Executive Leadership Team. Previously he served as Executive Vice President, General Counsel and Corporate Secretary of Celanese Corporation from April 2005 to March 2009. Prior to that, Mr. Shaw served as Executive Vice President, General Counsel and Secretary of Charter Communications from 2003 to April 2005, and, prior thereto, as its Senior Vice President, General Counsel and Secretary from 1997 to 2003. He served as Corporate Counsel at NYNEX Corporation from 1988 to 1996. Mr. Shaw joined Occidental Chemical Corporation in 1983, where he served in positions of increasing responsibility until 1987, culminating with the position of Vice President and General Counsel of the Electrochemicals, Detergents & Specialty Chemicals Division. Prior thereto, he served in various legal roles at Olin Corporation. He began his career in private practice at Mudge Rose Guthrie & Alexander and at Shearman & Sterling from 1973 to 1980. Mr. Shaw received a J.D. Degree from Columbia University School of Law in 1973, and B.A. Degree with honors in Economics from Trinity College in 1970.

Marilyn N. Horner, Senior Vice President—Human Resources.     Ms. Horner, 53, joined the Company as Senior Vice President of Human Resources in January 2011. Prior to joining the Company Ms. Horner held a number of executive positions at NOVA Chemicals where she started her career in 1988. Most recently she served as the Senior Vice President and Chief Human Resources Officer for NOVA Chemicals from 2008 to December 2010. Ms. Horner also held the positions of Vice President Finance and Controller, Olefins / Polyolefins Division; Vice

President Human Resources and Organizational Effectiveness; and Vice President to the Chief Executive Officer. Ms. Horner serves as on the board of trustees for Point Park University and formerly served on the board of trustees for the University of Alberta. Ms. Horner holds a Bachelor of Commerce degree and an MBA from the University of Windsor, Ontario, Canada.

Catherine C. Maxey, Vice President—Public Affairs and Business Intelligence.     Ms. Maxey, 45, joined the Company as Vice President—Public Affairs and Business Intelligence in June 2010. Previously she held positions of increasing responsibility at The Dow Chemical Company, which she joined in 1988, most recently as Public Affairs director for Mergers & Acquisitions, Joint Ventures, Dow Portfolio Optimization/Divestitures and Manufacturing and Engineering from March 2009 until June 2010. Prior to that, she served as vice president of Public Affairs and Communications for K-Dow Petrochemicals, a planned JV that was later cancelled from June 2008 until March 2009 and Business Public Affairs Director for Performance Chemicals from 2003 to June 2008. She formerly served on the board of the Literacy Council of Midland County. Ms. Maxey received a bachelor’s degree in journalism/science writing from Lehigh University.

E. Jeffery Denton, Vice President—Shared Services and Feedstocks.     Mr. Denton, 45, joined the Company as Vice President—Shared Services and Feedstocks in June 2010 and is responsible for the Company’s feedstocks, purchasing and shared service operations. He previously served in a similar role at Styron (when it was a division of Dow) from September 2009 until June 2010 and as the Director of Joint Venture Implementation at Dow, implementing Americas Styrenics & K-Dow from February 2006 until September 2009. Prior to that, he served as Product Director of Dow Polystyrene and Commercial Manager of Dow Polystyrene and Engineering Plastics from 1998 to January 2007. Mr. Denton received a bachelor’s degree in business administration from Alma College.

Marco Levi, Vice President—General Manager, Emulsion Polymers.     Mr. Levi, 51, joined the Company as Vice President—General Manager in June 2010 and is responsible for the global leadership of the Company’s Emulsion Polymers business. Previously, Mr. Levi was General Manager, Emulsion Polymers of Styron (when it was a Dow division) from July 2009 until June 2010. Prior to that, Mr. Levi was global business unit director for Dow Elastomers and Specialty Plastics from February 2009 until July 2009, global business director for Dow Elastomers from February 2008 until February 2009 and global business director for Specialty Plastics at Dow from November 2006 until February 2008. In these roles, he was responsible for the Elastomers, Plastic Additives, Specialty Packaging and Films and Synthetic Rubber businesses. Prior to that, he was sales director for Thermoset from March 2004 until November 2006. Mr. Levi received a bachelor’s degree in industrial chemistry from the Università degli Studi in Milan, Italy, in 1984.

Paul F. Moyer, Vice President—General Manager, Plastics.     Mr. Moyer, 49, joined the Company as Vice President—General Manager in June 2010 and is responsible for the global leadership of the Company’s Plastics platforms. Mr. Moyer previously served as the global business director of Styrenics at Dow from January 2009 until June 2010. He joined Dow in 1986 and served in positions of increasing responsibility until 2010. Mr. Moyer serves on the board of Americas Styrenics and Sumika Styron. He holds a bachelor’s degree in marketing from Michigan State University. In addition, he attended Babson College in 1995, Thunderbird in 1999, IMD in 2001, and the HH Dow Academy in 2008. He is a member of the Operating Committee for the Plastics Division of the American Chemistry Council.

Corporate Governance

Board Composition

Prior to the completion of this offering, our articles of association will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Initially, our board of directors will consist of nine members. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. The term of office for each director will be until the earlier of his or her death, resignation or removal. Shareholders will elect the directors each year at our annual meeting.

Controlled Company

Upon completion of this offering, affiliates of Bain Capital will continue to control a majority of the voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” under the corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the ;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame.

Board Committees

Prior to the completion of this offering, our board of directors will have established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition, duties and responsibilities of these committees is as set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee.     The Audit Committee will be responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) overseeing our legal compliance process; (8) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (9) reviewing and approving related party transactions.

Upon completion of this offering, our Audit Committee will consist of                                         . Our board of directors has determined that             will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at Trinseo.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee.     The Compensation Committee will be responsible for, among other matters: (1) reviewing key associate compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administration of stock plans and other incentive compensation plans.

Upon completion of this offering, our Compensation Committee will consist of                                         . Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our corporate website at Trinseo.com upon the completion of this offering. Our website is not part of this prospectus.

Nominating and Corporate Governance Committee.     Our Corporate Governance and Nominating Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; and (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Upon completion of this offering, our Corporate Governance and Nominating Committee will consist of                                         . Our board of directors will adopt a written charter for the Corporate Governance and Nominating Committee, which will be available on our corporate website at Trinseo.com upon the completion of this offering. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation.     No interlocking relationships exist between the members of our board of directors and the board of directors or compensation committee of any other company.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct applicable to all of our directors, officers and employees, and a Code of Financial Ethics applicable to our principal executive, financial and accounting officers, and all persons performing similar functions. A copy of each of those Codes is now and will continue to be available on our corporate website at www.trinseo.com. We expect that any amendments to these Codes, or any waivers of their requirements, will be disclosed on our website. Our Code of Business of Conduct is supported by a number of subsidiary policies which are specifically referenced on the Code, and several of which are also available on our corporate website. Our website is not part of this prospectus.

Compensation of Directors and Executive Officers

Our compensation approach is necessarily tied to our stage of development. Prior to this offering, we were a privately-held company. As a result, we have not been subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. Most, if not all, of our prior compensation policies and determinations, including those made for 2010, have been the product of negotiations between the named executive officers and our Chief Executive Officer and/or board of directors.

For purposes of this compensation section, “Named Executive Officer” (“NEO”) of the Company means Christopher D. Pappas, President and Chief Executive Officer; Richard J. Diemer, Jr., Executive Vice President and Chief Financial Officer; Curtis S. Shaw, Executive Vice President and General Counsel; Marco Levi, Vice President—General Manager, Emulsion Polymers and Paul F. Moyer, Vice President—General Manager, Plastics.

Our compensation philosophy and programs for the most part have been adopted from our former owner Dow. The objectives of our compensation policies and programs are to attract, motivate, reward and retain key talent through competitive and cost effective approaches that reinforce executive accountability and reward the achievement of business results. As a new privately-held company, when establishing compensation for our NEOs and other executive officers some certain elements of compensation have been the product of negotiations between the named executive officers and our Chief Executive Officer and/or board of directors.

In connection with this offering, our board of directors will form a compensation committee to oversee and administer our compensation arrangements, including our 2011 annual performance award plan (each, described below). We expect that following this offering, our Chief Executive Officer will review annually each other named executive officer’s performance with the compensation committee and recommend appropriate base salary, cash performance awards and grants of long-term equity incentive awards for all other executive officers. Based upon the recommendations of our Chief Executive Officer and in consideration of certain objectives and philosophies described above, the compensation committee will approve the annual compensation packages of our executive officers other than our Chief Executive Officer. We also expect that the compensation committee will annually analyze our Chief Executive Officer’s performance and determine his base salary, cash performance awards and grants of long-term equity incentive awards based on its assessment of his performance with input from any independent third party consultants engaged by the compensation committee.

The total aggregate compensation paid to our named executive officers was $3.8 million during the period from June 17, 2010 through December 31, 2010. To date, we have not provided cash compensation to directors for their services as directors or members of committees of the board of directors.

2010 Summary Compensation Table

The following table sets forth certain information with respect to compensation for the period from June 17, 2010 through December 31, 2010 earned by, awarded to or paid to our named executive officers.

Name and Position	Year	Salary ($)(1)	Bonus ($)	Incentive Share Awards ($)(2)	Defined Benefit Compensatory Change ($)	Defined Contribution Employer Contributions 401K Plan ($)	All Other Compensation ($)(3)		Total ($)
Christopher D. Pappas Chief Executive Officer	2010	418,461	866,667	12,471,777	N/A	58,615	1,938		13,817,458

Richard J. Diemer, Jr. Executive Vice President and Chief Financial Officer	2010	167,045	262,500	2,976,528	N/A	12,727	200,361	(4)	3,619,161

Curtis S. Shaw Executive Vice President and General Counsel	2010	255,000	382,500	2,645,802	N/A	29,113	1,849		3,314,264

Marco Levi Vice President—General Manager, Emulsion Polymers	2010	275,025	287,524	1,322,901	62,211	N/A	3,923		1,951,584

Paul F. Moyer Vice President—General Manager, Plastics	2010	208,237	180,538	1,322,901	N/A	32,603	52,663	(5)	1,796,942

(1)	The amounts reported in this column represent the prorated portion of salary received during the executive’s employment for the period of 2010 following the completion of the Acquisition on June 17, 2010.
(2)	The amounts reported in this column reflect the aggregate grant date fair value of service-based Incentive Share awards of Parent granted in the period from June 17, 2010 through December 31, 2010. The amounts reported do not include the grant date fair value of performance-based Incentive Share awards of Parent, for which we have not recognized any compensation expense because the performance condition is not probable of achievement at December 31, 2010. The grant date fair value of these performance-based awards is as follows: Mr. Pappas - $2,066,089; Mr. Diemer - $1,425,586; Mr. Shaw - $1,267,188; Mr. Moyer - $633,594; and Mr. Levi - $633,594. See Note Q to our audited consolidated financial statements included elsewhere in this prospectus for further discussion of the various assumptions used in calculating the grant date fair value of these awards. In addition, each of Messrs. Diemer, Shaw, Moyer and Levi purchased Co-Investment Shares of Parent in 2010 at a discount to the fair value on the date of purchase, as a result of which we recognized compensation expense of $1,293,055, $862,054, $129,306, and $344,815, respectively. None of the amounts set forth in this column or footnote represent any cash income.
(3)	This column includes term life insurance taxable benefit for each of the NEOs.
(4)	Includes a signing bonus of $200,000 for Mr. Diemer.
(5)	Includes $52,349 of relocation allowances paid to Mr. Moyer.

Performance Award Plan

Our Chief Executive Officer and/or board of directors have authority to award annual cash bonuses to our executive officers. The annual cash bonuses are intended to offer incentive compensation by rewarding the achievement of corporate, business and individual performance objectives.

Generally, at the commencement of an executive officer’s employment with us, our Chief Executive Officer and/or board of directors typically sets a target level of bonus compensation that is structured as a percentage of such executive officer’s annual base salary. Depending upon corporate, business and individual performance, an executive officer may receive up to 200% of his or her target performance award. The various corporate, business and individual performance objectives considered by our Chief Executive Officer and/or board of directors when making our executive officers’ annual cash performance award determinations are different for each individual depending upon that officer’s duties and areas of responsibility. In making performance award determinations, our Chief Executive Officer and/or board of directors consider general performance metrics that he or they believe most appropriately reflect each executive officer’s impact on our overall corporate performance. These corporate, business and individual performance objectives are designed to be challenging but achievable. For 2010 the performance metrics and objectives are weighted by our Chief Executive Officer and/or board of directors in making annual performance award determinations for executive officers and they are quantitative in nature. The 2010 performance goals were corporate EBITDA, Responsible Care®, customer retention/satisfaction and employee engagement.

Our Chief Executive Officer and/or board of directors have the discretion to determine whether and in what amounts such performance awards are paid based upon his or their subjective and quantitative evaluation of whether the executive officers’ have achieved their respective objectives and the impact of their performance on overall corporate and business objectives. Our Chief Executive Officer and/or board of directors may adjust annual performance awards due to extraordinary or nonrecurring events, such as significant financings, equity offerings or acquisitions. We believe that establishing performance award opportunities helps us attract and retain qualified and highly skilled executives. These annual bonuses are intended to reward executive officers who have a positive impact on overall corporate and business results. Upon the completion of this offering, the compensation committee will take a more significant role in this annual review and decision-making process.

Throughout 2010 as the executive team was being established, our Chief Executive Officer and/or board of directors set the target percentage amounts for the performance award plan for each of our named executive officers. For 2010, Messrs. Pappas, Diemer, Shaw, Moyer and Levi were eligible to receive annual cash performance awards at target as a percentage of base salary of 100%, 75%, 75%, 55% and 55%, respectively. For the 2010 performance year all performance goals were substantially exceeded and the maximum payout of 200% of target was awarded to each NEO.

Long Term Cash Incentive Plan

A portion of our most senior leaders and professionals’ compensation is awarded as long-term incentives. This supports our compensation objective of linking pay to long term corporate performance by putting compensation at risk.

Prior to the Acquisition, certain of our senior leaders and professionals participated in an equity based long-term incentive compensation plan sponsored by Dow. For 2011 and beyond, the long-term incentive plan has been replaced with a cash based plan rather than an equity based plan. This is a three year plan linked to our EBITDA performance and award size is based on the executive’s level within the Company.

Annual reviews will be conducted to ensure that our long-term incentive plans provide comparable expected value to similar chemical companies.

Executives who are party to an Executive Subscription and Securityholder’s Agreement (as described below) do not participate in this plan.

Executive Subscription and Securityholder’s Agreements

In connection with the Acquisition and the subsequent recruitment of our management team, we and Bain Capital entered into certain Executive Subscription and Securityholder’s Agreements (as amended and restated, the “Executive Subscription Agreements”) with certain members of our management team, including our Named Executive Officers. The Executive Subscription Agreements provide for sales of Classes A through F of the ordinary shares of our Parent (the “Co-Invest Shares”) and Classes G through L of ordinary shares of our Parent (the “Incentive Shares”), subject to certain conditions. The executives invested $3,145,011, of which $2,525,010 was contributed by our NEOs, to subscribe for the shares issued under the Executive Subscription Agreements.

Under the Executive Subscription Agreements, in the case of our NEOs, except Mr. Pappas, 50% of Incentive Shares issued are subject to time vesting over five years with 40% of these vesting after two years and the remaining portion vesting ratably over the subsequent three years. The remaining 50% are subject to both time vesting, in the same manner as previously described, as well as performance vesting subject to achieving certain targets based on various returns realized by our shareholders on a change in control or an IPO. For Mr. Pappas, 75% of Incentive Shares issued are subject to time vesting with 25% vesting on the first anniversary of the Acquisition and the balance vesting ratably on a quarterly basis over the following three years. The remaining 25% are subject to both time vesting, in the same manner as previously described for Mr. Pappas, as well as performance vesting, subject to achieving certain targets based on returns realized by our shareholders on a change in control or an IPO. 100% of the Incentive Shares are subject to the executive remaining employed by the Company between the date of the applicable Executive Subscription Agreement and the applicable vesting date. With respect to the securities received by each of the executives, the Executive Subscription Agreements also provide for tag-along rights, drag-along rights and registration rights and require the executive to agree to vote for an initial public offering of our Parent and any reorganization of our Parent to effectuate such initial public offering. If our Parent makes distributions with respect to any Co-Invest Shares or Incentive Shares prior to an executive’s securities becoming time vested or performance vested, our Parent will pay the executive a catch-up amount equal to an amount that the executive would have been entitled to receive in respect of any distribution by our Parent in connection with his or her Incentive Shares which are not vested had such Incentive Shares been vested on the date of such distribution, plus interest. For additional description of the Executive Subscription Agreements, see “Certain Relationships and Related Party Transactions.”

Pension Benefits

Our named executive officers did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us with the exception of Mr. Levi. Mr. Levi participates in the Swiss Pension Plan. The Swiss defined benefit pension plan continues to be maintained by Dow until the end of 2011. The Swiss Pension Plan provides a benefit equal to 1.67% of the employee’s highest three years’ pensionable pay multiplied by the number of years of credited pension service. Pensionable pay is calculated using base pay only, reduced by a Social Security coordination factor, and is subject to a statutory maximum. Employee must contribute 6% of their pensionable pay. Benefits are paid as a monthly annuity with actuarial reductions taken if the employee retirees after age 58 or before age 60 and does not have at least 85 age and service points. Our board of directors or compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Name	Plan Name	Number of years credited service (#)	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
Christopher D. Pappas	N/A
Richard J. Diemer, Jr.	N/A
Curtis S. Shaw	N/A
Marco Levi	Swiss Pension Plan	26	1,909,056 CHF	N/A
Paul F. Moyer	N/A

Pursuant to the terms of Mr. Pappas’s employment agreement, he is entitled to certain retirement benefits, described below.

Employment Agreements

Executive Employment Agreements with Messrs. Diemer, Pappas and Shaw

The Company has entered into executive employment agreements with each of Messrs. Diemer, Pappas and Shaw. The agreements provide for an initial term of three years and are subject to automatic one-year extensions beginning on the expiration of the initial term. The automatic extension of the agreements may be terminated with at least 90 days’ prior written notice from the executive or the Company stating an intent not to extend the employment term. Under the agreements, Messrs. Diemer, Pappas and Shaw and are entitled to receive annual base salaries of $525,000, $800,000 and $510,000, respectively, subject to annual review and increase by the Company’s board of directors in its sole discretion, and have the opportunity to earn annual target bonuses equal to 75%,100% and 75%, respectively, of their base salaries. In addition, Messrs. Diemer, Pappas and Shaw have been granted Incentive Shares generally representing the right to participate in 0.90%, 2.0% and 0.80%, respectively, of capital appreciation. Each executive is entitled to participate in the Company’s employee and fringe benefit plans as may be in effect from time to time on the same basis as other employees of the Company generally.

In addition to the foregoing, Mr. Pappas is entitled to a retirement benefit payable in the form of a cash lump sum upon termination of employment in an amount determined in accordance with a formula contained in his employment agreement.

In the case of Mr. Diemer, in addition to the benefits described above, Mr. Diemer received a signing bonus of $200,000 and is entitled to receive two retention bonuses in the amount of $1,100,000 and $1,000,000, respectively. The payment of each of such retention bonuses generally is subject to Mr. Diemer’s continued employment with the Company on each of December 31, 2012 and August 30, 2013, respectively, and the retention bonuses are payable within thirty days following each applicable date, respectively.

Under the agreements, in the event of the executive’s termination of employment for any reason, the executive generally will be entitled to receive (i) any unpaid base salary through the date of termination, (ii) except in the case of a termination by the Company for “cause” or by the executive without “good reason” (each, as defined in the agreements), any annual bonus earned but unpaid with respect to the calendar year ending on or preceding the date of termination, (iii) except in the case of a termination by the Company for “cause” or by the executive without “good reason,” a pro rata target bonus for the calendar year of termination, and (iv) all accrued and vested benefits under the Company’s vacation and other benefit plans. In the case of Messrs. Diemer and Pappas, in addition to the foregoing, Mr. Diemer generally will be entitled to a pro rata portion of any unpaid retention bonuses as described above in the case of his termination of employment due to death or disability, and Mr. Pappas will be entitled to his retirement benefit as described above.

In addition to the severance benefits described above, upon termination of the executive by the Company without “cause” or by the executive for “good reason,” the executive generally will be entitled to receive the following severance benefits, subject to the executive’s timely execution of a general release of claims:

In the case of Mr. Pappas:

•

if such termination occurs prior to June 17, 2013, Mr. Pappas generally will be entitled to receive (i) an amount equal to three times the sum of his base salary plus his target bonus, payable in equal monthly installments over the twenty-four month period following such termination, and (ii) continued health benefits for a period of thirty-six months following such termination; or

•

if such termination occurs on or after June 17, 2013, Mr. Pappas generally will be entitled to receive (i) an amount equal to two times the sum of his base salary plus his target bonus, payable in equal monthly installments over the twenty-four month period following such termination, and (ii) continued health benefits for a period of twenty-four months following such termination.

In the case of Messrs. Diemer and Shaw, they generally will be entitled to receive (i) an amount equal to one and one-half times the sum of the executive’s base salary plus the executive’s target bonus, payable in equal monthly installments over the eighteen month period following such termination, and (ii) continued health benefits for a period of eighteen months (or until age 65, in the case of Mr. Shaw) following such termination, and (iii) in the case of Mr. Diemer only, payment in a cash lump sum of any unpaid portion of his retention bonuses as described above.

To the extent that any of the executives experience a termination of employment by the Company without “cause” or by the executive for “good reason” within two years following a “change in control” (as defined in the agreements), the cash severance benefits described above will be paid to the executives in a cash lump sum as opposed to in installments. In addition, in the case of Mr. Pappas, to the extent that the severance payments and benefits payable under his agreement would cause him to be liable for excise taxes by reason of the application of Sections 280G and 4999 of the Internal Revenue Code, Mr. Pappas will be entitled to an additional “gross up” payment to indemnify him for the effect of the excise taxes.

The agreements contain a non-competition covenant that prohibits the executive from competing against the Company for a period of one year (or two years, in the case of Mr. Pappas) following termination of employment. The agreements also contain non-solicitation provisions that prohibit the executive from actively soliciting the Company’s employees, customers or suppliers during the period of employment and for a period of one year (or two years, in the case of Mr. Pappas) following termination of employment. The executives are also subject to perpetual confidentiality restrictions that protect the Company’s proprietary information, developments and other intellectual property.

Offer Letter Agreement with Mr. Levi

The Company has entered into an offer letter agreement with Mr. Levi. The letter agreement provides for at-will employment with no fixed term of employment. Under the letter agreement, Mr. Levi is entitled to receive an annual base salary of 480,000 CHF (Swiss francs), subject to annual review and increase by the Company’s board of directors in its sole discretion, and has the opportunity to earn annual target performance award equal to 55% of his base salary. In addition, Mr. Levi has been granted Incentive Shares generally representing the right to participate in 0.40% of capital appreciation. Mr. Levi is entitled to participate in the Company’s employee and fringe benefit plans as may be in effect from time to time on the same basis as other employees of the Company generally.

Under the letter agreement, in the event of the executive’s termination of employment for any reason, the executive generally will be entitled to receive (i) any unpaid base salary through the date of termination, (ii) except in the case of a termination by the Company for “cause” (as defined in the letter agreement), any annual bonus earned but unpaid with respect to the calendar year ending on or preceding the date of termination, and (iii) all accrued and vested benefits under the Company’s vacation and other benefit plans. In addition, in the event of a termination of employment by reason of death or disability, the executive will be entitled to receive a pro rata annual bonus based on actual results for the year of termination.

In addition to the severance benefits described above, upon termination of the executive by the Company without “cause” or by the executive for “good reason” (each, as defined in the letter agreement), the executive generally will be entitled to receive the following severance benefits, subject to the executive’s timely execution of a general release of claims:

•

if such termination occurs prior to June 17, 2012, the executive generally will be entitled to receive (i) an amount equal to one times the sum of the executive’s base salary plus the executive’s target bonus, payable in equal installments over the twelve-month period following such termination, and (ii) a pro rata annual bonus based on actual results for the year of termination; or

•

if such termination occurs on or after June 17, 2012, the executive generally will be entitled to receive severance benefits in accordance with the general severance practices of the Company, but in no event will such severance benefits be less than the severance benefits described in the preceding bullet.

The letter agreement contains a non-competition covenant that prohibits the executive from competing against the Company for a period of one year following termination of employment. The letter agreement also contains non-solicitation provisions that prohibit the executive from actively soliciting the Company’s employees, customers or suppliers during the period of employment and for a period of one year following termination of employment. The executive is also subject to perpetual confidentiality restrictions that protect the Company’s proprietary information, developments and other intellectual property.

Offer Letter Agreement with Mr. Moyer

The Company has entered into an offer letter agreement with Mr. Moyer. The letter agreement provides for at-will employment with no fixed term of employment. Under the letter agreement, Mr. Moyer is entitled to receive an annual base salary of $303,000 subject to annual review and increase by the Company’s board of directors in its sole discretion, and has the opportunity to earn an annual target bonus equal to 55% of base salary. In addition, Mr. Moyer has been granted Incentive Shares generally representing the right to participate in 0.40% of capital appreciation. Mr. Moyer is entitled to participate in the Company’s employee and fringe benefit plans as may be in effect from time to time on the same basis as other employees of the Company generally.

Under the letter agreement, in the event of the executive’s termination of employment for any reason, the executive generally will be entitled to receive (i) any unpaid base salary through the date of termination, (ii) except in the case of a termination by the Company for “cause” (as defined in the letter agreement), any annual bonus earned but unpaid with respect to the calendar year ending on or preceding the date of termination, and (iii) all accrued and vested benefits under the Company’s vacation and other benefit plans. In addition, in the event of a termination of employment by reason of death or disability, the executive will be entitled to receive a pro rata annual bonus based on actual results for the year of termination.

In addition to the severance benefits described above, upon termination of the executive by the Company without “cause” or by the executive for “good reason” (each, as defined in the letter agreement), the executive generally will be entitled to receive the following severance benefits, subject to the executive’s timely execution of a general release of claims:

•

if such termination occurs prior to June 17, 2012, the executive generally will be entitled to receive (i) an amount equal to one times the sum of the executive’s base salary plus the executive’s target bonus, payable in equal installments over the twelve-month period following such termination, and (ii) a pro rata annual bonus based on actual results for the year of termination; or

•

if such termination occurs on or after June 17, 2012, the executive generally will be entitled to receive severance benefits in accordance with the general severance practices of the Company, but in no event will such severance benefits be less than the severance benefits described in the preceding bullet.

The letter agreement contains a non-competition covenant that prohibits the executive from competing against the Company for a period of one year following termination of employment. The letter agreement also contains non-solicitation provisions that prohibit the executive from actively soliciting the Company’s employees, customers or suppliers during the period of employment and for a period of one year following termination of employment. The executive is also subject to perpetual confidentiality restrictions that protect the Company’s proprietary information, developments and other intellectual property.

Director Compensation

To date, we have not provided cash compensation to directors for their services as directors or members of committees of the board of directors. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Prior to the completion of this offering, we expect that our board of directors will adopt a compensation program for our non-employee directors, or the “Independent Director

Compensation Policy.” Pursuant to the Independent Director Compensation Policy, each member of our board of directors who is not our employee would receive the following cash compensation for board services, as applicable:

•	$85,000 per year cash retainer for service as a board member; and

•	$15,000 per year for service as chairperson of the audit committee and $15,000 per year for service as chairperson of the Compensation Committee.

In addition, pursuant to the Independent Director Compensation Policy, our non-employee directors would receive initial and annual, automatic, non-discretionary grants of nonqualified stock options or cash equivalent valued at $85,000 per year.

PRINCIPAL AND SELLING SHAREHOLDERS

As of June 27, 2011, all of our outstanding ordinary shares are held by Parent. The following table sets forth information as of June 27, 2011 regarding the beneficial ownership of our ordinary shares (1) immediately prior to and (2) as adjusted to give effect to this offering, by Parent.

Beneficial ownership for the purposes of the following tables is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares subject to options that are currently exercisable or exercisable within 60 days of June 27, 2011 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership of our ordinary shares is based on (i) 59,828,617 ordinary shares outstanding as of June 27, 2011, and (ii)              ordinary shares to be outstanding after the completion of this offering, assuming no exercise of the option to purchase additional ordinary shares. Percentage of beneficial ownership of Parent’s ordinary shares is based on 3,487,286 Co-Invest Shares and 277,679 Incentive Shares outstanding on June 27, 2011. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Trinseo S.A., 1000 Chesterbrook Boulevard, Suite 300, Berwyn, Pennsylvania 19312.

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering
Name	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
Parent	59,828,617	100%

The following table sets forth information as of June 27, 2011 regarding the beneficial ownership of Parent’s ordinary shares by:

•	each person or group who is known by us to own beneficially more than 5% of Parent’s outstanding ordinary shares;

•	each of our NEOs;

•	each of our directors; and

•	all of our executive officers and directors as a group.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

	Co-Invest Shares(2)		Incentive Shares(3)
Name(1)	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
Bain Capital(4)	3,218,750	92.3%	—	—
Bain Capital Everest Manager(5)	—	—	—	—
Dow Europe Holding B.V.	243,750	7.0%	—	—

Executive officers and directors:
Christopher D. Pappas	5,000	*	96,824	34.9%
Richard J. Diemer, Jr.	3,750	*	34,854	12.6%
Curtis S. Shaw	2,500	*	30,984	11.2%
Marilyn N. Horner	1,259	*	13,554	4.9%
Catherine C. Maxey	200	*	7,744	2.8%
E. Jeffery Denton	200	*	11,619	4.2%
Marco Levi	1,000	*	15,489	5.6%
Paul F. Moyer	375	*	15,489	5.6%
John P. Sereda	—	—	13,554	4.9%
Ailbhe Jennings	—	—	—	—
Seth A. Meisel(6)	3,218,750	92.3%	—	—
Michel G. Plantevin	3,218,750	92.3%	—	—
Mark A. Verdi(6)	3,218,750	92.3%	—	—
Stephen M. Zide(6)	3,218,750	92.3%	—	—
All executive officers and directors as a group (14 persons)	3,233,034	92.7%	240,111	86.5%

*	Indicates less than one percent.
(1)	13 of the holders of record of Parent’s Co-Invest Shares are United States residents representing approximately 7.4% of Parent’s Co-Invest Shares and 15 of the holders of record of Parent’s Incentive Shares are United States residents representing approximately 89.7% of Parent’s Incentive Shares.
(2)	Includes Classes B through F of Parent’s ordinary shares. Outstanding Class A ordinary shares were redeemed in connection with our Refinancing Transactions. See “Certain Relationships and Related Party Transactions—Management Incentive Plan and Securityholder’s Agreements.”
(3)	Includes Classes H through L of Parent’s ordinary shares. Outstanding Class G ordinary shares were redeemed in connection with our Refinancing Transactions. See “Certain Relationships and Related Party Transactions—Management Incentive Plan and Securityholder’s Agreements.”
(4)

Represents 1,599,255 ordinary shares held by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Fund X”), 11,270 ordinary shares held by BCIP Associates IV, L.P., a Cayman Islands exempted limited partnership (“BCIP IV”), 4,170 ordinary shares held by BCIP Trust Associates IV, L.P. a Cayman Islands exempted limited partnership (“BCIP Trust IV”), 2,420 ordinary shares held by BCIP Associates IV-B, L.P., a Cayman Islands exempted limited partnership (“BCIP IV-B”), 525 ordinary shares held by BCIP Trust Associates IV-B, L.P., a Cayman Islands exempted limited partnership (“BCIP Trust IV-B”) and 1,601,110 ordinary shares held by Bain Capital Europe Fund III, L.P., a Cayman Islands exempted limited partnership (“Bain Europe Fund” and, collectively with Bain Capital Fund X, BCIP IV, BCIP Trust IV, BCIP IV-B and Bain Europe Fund, the “Bain Shareholders”). Bain Capital Partners X, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Partners X”) is the general partner of Bain Capital Fund X. Bain Capital Partners Europe III, L.P., a Cayman Islands exempted limited partnership (“Bain Capital Partners Europe”) is the general partner of Bain Europe Fund. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”) is the general partner of each of Bain Capital Partners X, Bain Capital Partners Europe, BCIP IV, BCIP Trust IV, BCIP IV-B and BCIP and as a result, BCI may be deemed to exercise voting and dispositive power with respect to the shares held by these entities. BCI expressly disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. BCI is controlled by an Investment Committee comprised of the following managing directors of Bain Capital: Andrew Balson, Steven Barnes, Joshua Bekenstein, John Connaughton, Todd Cook, Paul Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, Matthew Levin, Ian Loring, Philip Loughlin, Mark Nunnelly, Stephen Pagliuca, Ian Reynolds, Mark A. Verdi, Michael Ward and Stephen Zide. The address of each entity is 111 Huntington Avenue,

Boston, MA 02199. These holders do not have any special voting rights but do have certain rights to nominate directors pursuant to the Shareholder Agreement. See “Certain Relationships and Related Party Transactions—Shareholder Agreement.”

(5)	Includes 100 non-economic general partner shares.
(6)	Mr. Zide and Mr. Verdi are each a Managing Director and member of the Investment Committee of BCI and therefore may be deemed to share voting and dispositive power with respect to all shares of the Company that may be deemed to be beneficially owned by the Bain Shareholders as described in Note 3 above. Each disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Meisel is a General Partner of BCIP IV and BCIP Trust IV and, as a result, has a pecuniary interest in the shares held by the entities. Mr. Meisel does not have any voting and dispositive power with respect to shares beneficially owned by these entities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Bain Capital Advisory Agreement and Transaction Services Agreement

In connection with the Acquisition, two of our indirect subsidiaries entered into the Advisory Agreement with the Advisors, pursuant to which the Advisors provide us with management and consulting services and financial and other advisory services. Pursuant to the Advisory Agreement, we pay the Advisors an advisory fee of $1.0 million per fiscal quarter plus reimbursement for reasonable out-of-pocket fees.

In connection with the Acquisition, one of our indirect subsidiaries entered into a transaction services agreement (the “Transaction Services Agreement”) with Bain Capital pursuant to which Bain Capital provides us with certain advice and services related to transaction-specific functions. Pursuant to the Transaction Services Agreement, we will pay Bain Capital a fee equal to 1% of the transaction value of each financing, acquisition, disposition or change of control or similar transaction by or involving us, plus reimbursement for reasonable out-of-pocket fees. Bain Capital also received a fee of approximately $15.0 million in consideration for financial advisory services related to the Acquisition. In consideration for providing financial advisory services subsequent to the Acquisition, Bain Capital received fees of approximately $1.6 million related to an accounts receivable securitization consummated on or about August 18, 2010 and approximately $6.2 million related to the Refinancing Transactions.

The Advisory Agreement and Transaction Services Agreement each have a 10-year initial term and thereafter are subject to automatic one-year extensions unless a party thereto provides written notice of termination. In addition, during the initial term, Bain Capital and, with respect to the Advisory Agreement, Portfolio Company Advisors Limited, may terminate the Advisory Agreement or Transaction Services Agreement upon written notice to the Company and each agreement will automatically terminate upon an initial public offering or a change of control. If the Advisory Agreement is terminated early, then the Advisors will be entitled to receive all unpaid fees and unreimbursed out-of-pocket fees and expenses to the date of termination, as well as, in certain circumstances, the present value of the advisory fee that would otherwise have been payable through the end of the term. The Advisory Agreement and Transaction Services Agreement include customary exculpation indemnities in favor of Bain Capital and, if applicable, Portfolio Company Advisors Limited which survive termination of the agreements. We have been advised by Bain Capital that they expect to terminate the Advisory Agreement prior to completion of this offering. In addition, the Transaction Services Agreement will terminate automatically upon consummation of this offering. As a result, we expect to pay fees of approximately $             and $             under the Advisory Agreement and the Transaction Services Agreement at or prior to completion of this offering.

Executive Subscription and Securityholder’s Agreements

In connection with the Acquisition and the subsequent recruitment of our management team, we entered into the Executive Subscription Agreements with certain members of our management team (the “Executives”). The Executive Subscription Agreements provide, among other things, for sales of the Co-Invest Shares and the Incentive Shares to the Executives, subject to vesting over periods of up to five years and subject to performance vesting. See “Management—Executive Subscription and Securityholder’s Agreements.” We and Bain Capital have a call option to purchase any ordinary shares received by the Executive in the event the Executive ceases to be employed by us as follows: (i) subject to (iii) below relating to restrictive covenant breaches, all of the Co-Invest Shares, at Fair Market Value within the six month period following the Executive’s termination; (ii) if the Executive is terminated (A) without Cause (as defined in applicable the Executive Subscription Agreement), (B) by reason of death or Disability

(as defined in applicable the Executive Subscription Agreement), (C) for Good Reason (as defined in the applicable Executive Subscription Agreement) or (D) without Good Reason after the third anniversary of the commencement of the Executive’s employment term, all of the Incentive Shares which vested, at Fair Market Value, and the portion of the Incentive Shares which are unvested securities, at the lower of their Fair Market Value and the original subscription price; and (iii) (A) if the Executive is terminated for Cause or without Good Reason on or prior to the third anniversary of the commencement of the Executive’s employment term or (B) the Executive materially breaching any restrictive covenant set forth in the applicable Executive Subscription Agreement without timely curing such breach or the Executive willfully breaches such restrictive covenants, all of the Incentive Shares, whether vested or unvested, at the lower of Fair Market Value and the original subscription price. In addition, under the Executive Subscription Agreements, the Executives must make customary representations and warranties to us and Bain Capital. Subject to certain exceptions and limitations, each Executive under his or her respective Executive Subscription Agreement is also subject to customary restrictive covenants including, among others, (i) non-disclosure of confidential information, (ii) a non-compete for a period ending one year after his or her termination date and (iii) non-solicitation of customers and employees for a period ending one year after his or her termination date.

In connection with the Refinancing Transactions, the Executives received a portion of the cash proceeds of the Refinancing Transactions through a redemption of classes A and G of our ordinary shares. As of June 27, 2011, 697,145 shares of each of classes B, C, D, E and F of our ordinary shares, 55,150 shares of class H of our ordinary shares and 55,148 shares of each of classes I, J, K and L of our ordinary shares are held by the Executives pursuant to Executive Subscription Agreements.

Shareholder Agreement

In connection with the Acquisition, we entered into the Shareholder Agreement with Dow Europe and funds associated with Bain Capital. The Shareholder Agreement provides, among other things, for the subscription of the Co-Invest Shares and the Incentive Shares by funds affiliated with Bain Capital and Dow Europe and for the composition of the Company’s board of directors, including the appointment of up to three directors by Bain Capital. Under the Shareholder Agreement, if the funds associated with Bain Capital sell more than 50% of their ordinary shares or effect a Sale of the Company (as defined in the Shareholder Agreement)(a “Required Sale”), any holders of ordinary shares other than funds associated with Bain Capital, including the Executives, must transfer their ordinary shares in the Required Sale, and shall receive in exchange for their ordinary shares, the same price per share that the funds associated with Bain Capital received in the Required Sale. If Dow Europe or the Executives transfer their ordinary shares except as permitted under the Shareholder Agreement, we have the right of first offer of such ordinary shares. The funds associated with Bain Capital also have a right of first offer in the event that Dow Europe or the Executives wish to sell their ordinary shares. The Shareholder Agreement also grants pre-emptive rights to the funds associated with Bain Capital, Dow Europe and the Executives, subject to certain exceptions. The Shareholder Agreement also provides certain restrictions on the sale of Co-Invest and Investor Shares without the prior written consent of the Company, subject to certain exceptions, including but not limited to transfers to permitted transferees and transfers pursuant to rights under the Registration Rights Agreement, tag along rights, a Required Sale rights of first offer and a Public Sale (as defined in the Shareholder Agreement) of our ordinary shares. These restrictions are in effect with respect to each ordinary share covered by the Shareholder Agreement until such ordinary shares have been transferred in a Public Sale or Sale of the Company, including in connection with the ordinary shares offered hereby.

Registration Rights Agreement

In connection with the Acquisition, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Dow Europe, Mr. Pappas and Bain Capital. Pursuant to the Registration Rights Agreement, funds associated with Bain Capital can cause us to register shares of our ordinary shares under the Securities Act and, if requested, to maintain a shelf registration statement effective with respect to such shares, and the funds associated with Bain Capital, Dow Europe and, subject to certain limitations, Mr. Pappas, are entitled to participate on a pro rata basis in such registration. The funds associated with Bain Capital, Dow Europe and Mr. Pappas are also entitled to participate on a pro rata basis in any registration of our ordinary shares under the Securities Act that we may undertake, whether or not caused by the funds associated with Bain Capital, subject to certain limitations and exceptions. The parties to the Registration Rights Agreement are also prohibited from transferring their shares under certain conditions, including but not limited to during the period beginning on the date the Company delivers notice that it is undertaking an offering and through the date that is 180 days after the effective date of the Company’s initial public offering, except as part of such initial public offering. Pursuant to the Registration Rights Agreement, we have agreed to indemnify parties thereto from certain liabilities incurred in connection with material misstatements or omissions included in any registration statements filed in accordance with the Registration Rights Agreement. We are responsible for paying expenses of such holders of our ordinary shares in connection with any such registration including in connection with the ordinary shares offered hereby.

Limitations of Liability and Indemnification Matters

Prior to the completion of this offering, our articles of association will provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof. We may purchase and maintain insurance for any director or officer against any such liability.

No indemnification will be provided against any liability to us or our shareholders (i) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless approved by a court or the board of directors.

Prior to completion of this offering, we will enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our articles of association. These agreements, among other things, provide for indemnification of our directors and executive officers to the fullest extent permitted by Luxembourg law for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request, subject to certain limitations. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

We also agreed to indemnify certain officers of the Company for adverse tax consequences they may suffer pursuant to their employment agreements.

Our amended and restated articles of association also will provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our amended and restated articles of association covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated articles of association would permit indemnification.

Statement of Policy Regarding Transactions with Related Persons

The Board has adopted a Related Party Transactions Policy (“Policy”) which will become effective at the completion of this offering. This Policy applies to the Company’s officers, directors, nominees for director and any person who is the beneficial owner of five percent (5%) or more of any class of the Company’s voting securities, and any member of the immediate family (as defined by the rules of the             ) of any such person. The Policy requires that any covered person who intends to enter into a transaction with the Company in which that person has a material interest, and which involves a total of one hundred twenty thousand dollars ($120,000) or more, and any employee of the Company who intends to cause the Company to enter into such a transaction, must fully inform the Audit Committee of the facts and circumstances of the proposed transaction. The transaction may not be concluded unless and until the Audit Committee grants its approval of the transaction. The Policy also sets forth standards which the Audit Committee shall use in reviewing proposed transactions, and requires that any approvals of related party transactions shall be reported to the Board on a quarterly basis.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of some of the terms of our ordinary shares, based on our articles of association as they will become effective upon their amendment prior to the completion of this offering, and the Luxembourg Corporate Law. In this section and the section entitled “Comparison of Shareholder Rights,” we refer to our articles of association as amended and in effect upon the completion of this offering as our “articles of association.”

The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. You may obtain copies of our articles of association as described under “Where You Can Find More Information” in this prospectus.

General

Trinseo S.A. is a Luxembourg public limited liability company (société anonyme). The company’s legal name is “Trinseo S.A.” Trinseo S.A. was incorporated on June 3, 2010 as a Luxembourg private limited liability company (société à responsabilité limitée) and was converted into a Luxembourg public limited liability company on April 29, 2011.

Trinseo S.A. is registered with the Luxembourg Registry of Trade and Companies under number B 153.549. Trinseo S.A. has its registered office at 9a, rue Gabriel Lippmann, L-5365 Munsbach, Grand-Duchy of Luxembourg.

The corporate purpose of Trinseo S.A., as stated in Article 3 of our articles of association (Purpose, object), may be summarized as follows: The object of Trinseo S.A. is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, or other entities or enterprises, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities or rights of any kind including interests in partnerships, and the holding, acquisition, disposal, investment in any manner (in), development, licensing or sub licensing of, any patents or other intellectual property rights of any nature or origin as well as the ownership, administration, development and management of its portfolio. Trinseo S.A. may carry out its business through branches in Luxembourg or abroad.

Trinseo S.A. may borrow in any form and proceed to the issue by private or public of bonds, convertible bonds and debentures or any other securities or instruments it deems fit.

In general, Trinseo S.A. may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which Trinseo S.A. has an interest or which form part of the group of companies to which Trinseo S.A. belongs or any entity as Trinseo S.A. may deem fit, take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes.

Finally, Trinseo S.A. can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose.

Share Capital

As of June 27, 2011, our issued share capital amounts to $598,286.17, represented by 59,828,617 shares with a nominal value of $0.01 per share. All issued shares were fully paid.

Upon completion of this offering, our issued share capital will be              represented by              ordinary shares with a nominal value of $0.01 each. All issued shares will be fully paid and subscribed for.

Prior to the completion of this offering, we will have an authorized share capital of $             and will be authorized to issue up to             ordinary shares (subject to stock splits, consolidation of shares or like transactions) with a nominal value of $             each. Immediately after completion of this offering, the authorized share capital will be $            .

Our articles of association will authorize our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board or its delegates may decide for a period commencing on the date of our articles of association and ending five years after the date on which the minutes of the shareholders’ meeting approving such authorization are published in the Luxembourg official gazette Mémorial, Recueil des Sociétés et Associations (unless such period is extended, amended or renewed). Accordingly, our board will be authorized to issue up to              ordinary shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital will be determined by our articles of association, as amended from time to time, and may be increased, reduced or extended by amending the articles of association by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting (see “—General meeting of shareholders” and “—Amendment to the Articles of Association”).

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration. However, our shareholders will have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized share capital. Such shares may be issued above, at or below market value but in any event not below the nominal value per ordinary share as well as by way of incorporation of available reserves (including premium).

The board of directors of the Company will have the authority to issue new shares within the limit of the Company’s authorized share capital for a period ending 5 years after the date on which the minutes of the shareholders’ meeting approving such authorization are published in the Luxembourg official gazette, unless such period is extended, amended or renewed. During such period the board of directors of the Company will be authorized to waive or limit the shareholders’ preferential subscription rights in respect of such issuance(s) of new shares. The board of directors will resolve on such shares issuance beforehand in accordance with the quorum and voting thresholds set forth in the articles of association of the company to be amended before completion of this offering. The board of directors will also resolve on the applicable procedures and timelines to which it will, or has to, subject such issuance. If the proposal of the board of directors to issue new shares exceeds the limits of the Company’s authorized share capital, the board of directors must then convene the shareholders to an extraordinary general meeting to be held in the presence of a Luxembourg notary for the purpose of increasing the issued share capital accordingly. Such meeting will be subject to the two-third majority of the votes at a quorate extraordinary general shareholders’ meeting. If the capital call proposed by the board of directors consists in an increase in the shareholders’ commitments, the board of directors must then convene the shareholders to an extraordinary general meeting to be held in the presence of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Form and Transfer of Shares

Our ordinary shares are issued in registered form only and are freely transferable under Luxembourg law and our articles but our board of directors may however impose transfer restrictions for Shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our ordinary shares.

Under Luxembourg law, the ownership of registered shares is established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholders register.

Without prejudice to the conditions for transfer by book entry where shares are recorded in the shareholder register on behalf of one or more persons in the name of a depository, each transfer of shares shall be effected by written declaration of transfer to be recorded in the shareholder register, such declaration to be dated and signed by the transferor and the transferee, or by their duly appointed agents. We may accept and enter into the shareholder register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

Our articles of association will provide that we may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register and the holders of shares shall be entered into one of the registers. Shareholders may elect to be entered into one of these registers and to transfer their shares to another register so maintained. Entries in these registers will be reflected in the shareholders’ register maintained at our registered office. At present, we have no separate shareholders’ registers other than the shareholders’ register maintained at our registered office.

In addition, our articles of association will also provide that our ordinary shares may be held through a securities settlement system or a professional depository of securities. Ordinary shares held in such manner will have the same rights and obligations as ordinary shares recorded in our shareholders’ register. Furthermore, ordinary shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

Issuance of Shares

Pursuant to the Luxembourg Corporate Law, the issuance of ordinary shares requires the amendment of our articles of association by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting (see “—General Meeting of Shareholders” and “—Amendment to the Articles of Association”). The general meeting may approve an authorized share capital and authorize the board of directors to issue ordinary shares up to the maximum amount of such authorized share capital for a maximum period of five years as from the date of publication in the Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and such authorization to the board of directors to issue shares.

Prior to the completion of this offering, we will have an authorized share capital of $             and the board of directors will be authorized to issue up to             ordinary shares (subject to stock splits, consolidation of shares or like transactions) with a nominal value of $             per share. Immediately after completion of this offering, the authorized share capital will be $            . See “—Share Capital.”

Our articles provide that no fractional shares shall be issued.

Our ordinary shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our ordinary shares.

Pre-Emptive Rights

Unless limited, waived or cancelled by our board of directors (see “—Share Capital”), holders of our ordinary shares have a pro rata pre-emptive right to subscribe for any new shares issued for cash consideration. Our articles of association will provide that pre-emptive rights can be limited, waived or cancelled by our board of directors for a period ending on              in the event of an increase of the share capital by the board of directors within the limits of the authorized share capital.

Repurchase of Shares

We cannot subscribe for our own ordinary shares.

We may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for our account, subject to the following conditions:

•

prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

•

the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued and subscribed share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of association; and

•	only fully paid-up shares may be repurchased.

Prior to the completion of this offering, the general meeting of shareholders will authorize the board of directors to repurchase up to     % of the issued share capital. The authorization will be valid for a period ending on the earlier of 5 years from or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell ordinary shares in the Company under the conditions set forth in Article 49-2 of the Luxembourg Corporate Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force.

The purchase price per ordinary share to be paid shall not represent more than              and shall not be less than             .

In addition, pursuant to Luxembourg law, Trinseo S.A. may directly or indirectly repurchase ordinary shares by decision of our board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to us or if the acquisition of shares has been made in view of the distribution thereof to employees.

Capital Reduction

Our articles of association provide that our issued share capital may be reduced, subject to the approval or prior authorization of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting (see “—General Meeting of Shareholders,” “—Amendment to the Articles of Association”).

General Meeting of Shareholders

Any regularly constituted general meeting of shareholders of Trinseo S.A. represents the entire body of shareholders of Trinseo S.A.

Each of our ordinary shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our articles of association. Each ordinary share entitles the holder to one vote at a general meeting of shareholders. Our articles of association will provide that our board of directors shall adopt all other regulations and rules concerning the attendance to the general meeting, and availability of access cards, proxy forms in order to enable shareholders to exercise their right to vote as it deems fit.

A shareholder may participate at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his proxy, the appointment of which shall be in writing. Our articles of association will provide that our board of directors may determine a date by which we or our agents must have received duly completed proxy forms in order for such form to be taken into account at the general meeting.

When convening a general meeting of shareholders, we will publish two notices (which must be published at least eight days apart and in the case of the second notice, at least eight days before the meeting) in the Mémorial, Recueil des Sociétés et Associations, and in a Luxembourg newspaper. Our articles of association will provide that if the shares of the Company are listed on a regulated market, the general meeting will also be convened in accordance with the publicity requirements of such regulated market applicable to us.

Our articles of association will provide that, in the case of shares held through the operator of a securities settlement system or depository, a holder of such shares wishing to attend a general meeting of shareholders should receive from such operator or depository a certificate certifying the number of shares recorded in the relevant account on the blocking date and certifying that the shares in the account shall be blocked until the close of the general meeting. Such certificates as well as any proxy forms should be submitted to us no later than the day preceding the fifth working day before the date of the general meeting unless our board of directors fixes a different period.

The annual ordinary general meeting of shareholders of Trinseo S.A. is held at 10:00 a.m. (Central European Time) on the second Monday of June of each year at the registered office of the Company or in any other place within the municipality of the registered office of the Company as notified to the shareholders. If that day is a legal or banking holiday in Luxembourg, the meeting will be held on the next following business day.

Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office of the Company at least five days before the general meeting of shareholders.

Voting Rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders. Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions:

Pursuant to our articles of association, for any ordinary resolutions to be considered at a general meeting, the quorum at such meeting must be at least fifty percent (50%) of the issued share capital of the Company (unless otherwise mandatorily required by law) and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Extraordinary Resolutions:

Extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution and liquidation of Trinseo S.A. and (e) any and all amendments to our articles of association. Pursuant to our articles of association, for any extraordinary resolutions to be considered at a general meeting the quorum shall be at least one half (50%) of the issued share capital of the Company unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened at which the quorum shall be at least fifty percent (50%) of the issued share capital of the Company (unless otherwise mandatorily required by Luxembourg law). Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at least two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered votes.

Appointment and Removal of Directors.

Members of our board of directors may be elected by ordinary resolution at a general meeting of shareholders. Our articles of association will provide that all directors are elected for a period of one year, with all directors being elected at the annual general meeting of shareholders. Any director may be removed with or without cause by ordinary resolution at a general meeting of shareholders. Our articles of association provide that in case of a vacancy the board of directors may fill such vacancy. The directors shall be eligible for re-election indefinitely.

Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of our shares by non-Luxembourg residents.

Amendment to the Articles of Association

Shareholder Approval Requirements.

Luxembourg law requires that an amendment of the articles of association is made by extraordinary resolution. The agenda of the general meeting of shareholders must indicate the proposed amendments to the articles of association.

Formalities.

Any resolutions to amend our articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and De-Merger

A merger or de-merger by absorption whereby one Luxembourg company after its dissolution without liquidation transfers to another company all of its assets and liabilities in exchange for the issuance of shares in the acquiring company to the shareholders of the company being acquired, or a merger or de-merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting by an extraordinary resolution of the Luxembourg company, and the general meeting must be held before a notary.

Dissolution and Liquidation

In the event of our dissolution, liquidation, or winding-up the assets remaining after allowing for the payment of all liabilities of the company will be paid out to the shareholders pro rata according to their respective shareholdings. Generally the decisions to dissolve, liquidate, or wind-up require the passing of an extraordinary resolution at a general meeting of our shareholders, and such meeting must be held before a notary. Shareholders of a Luxembourg public limited liability company have their liability limited to the capital contribution in respect of the shares they subscribed and paid or committed to pay for. However, distribution of dividends by the Company may not result in a reduction of the Company’s net asset value below the amount of its capital.

No Appraisal Rights

Neither Luxembourg law nor our articles of association provide for any appraisal rights of dissenting shareholders.

Dividend Distributions

Subject to Luxembourg law, if and when a dividend distribution is declared by the general meeting of shareholders or the board of directors in the case of interim dividend distributions, each ordinary share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to our articles of association, the general meeting of shareholders may approve a dividend distribution and the board of directors may declare an interim dividend distribution, to the extent permitted by Luxembourg law.

Declared and unpaid dividend distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid dividend distributions will lapse in our favor five years after the date such dividend distribution was declared.

Annual Accounts

Under Luxembourg law, the board of directors must prepare unconsolidated annual accounts, i.e., an inventory of the assets and liabilities of Trinseo S.A. together with a balance sheet and a profit and loss account each year. Our board of directors must also annually prepare consolidated accounts and management reports on the unconsolidated annual accounts and consolidated accounts. The unconsolidated annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

The unconsolidated annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will be filed with the Luxembourg Registry of Trade and Companies.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the unconsolidated annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

In addition, any registered shareholder is entitled to receive a copy of the unconsolidated annual accounts, the consolidated accounts, the auditor’s reports and the management reports free of charge prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses at the shareholders’ general meeting to questions concerning items on the agenda of that general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Board of Directors

The management of Trinseo S.A. is vested in a board of directors. Our articles of association will provide that the board must comprise at least three members and no more than              members.

The board meets as often as Company interests require.

A majority of the members of the board present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of the board members present or represented. The board may also take decisions by means of resolutions in writing signed by all directors. Each director has one vote.

The general shareholders’ meeting elects directors and decides their respective terms. Under Luxembourg law, directors may be re-elected but the term of their office may not exceed 6 years. If our general meeting so decides, the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause by an ordinary resolution. If the board has a vacancy, the remaining directors have the right to fill such vacancy on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy expires at the end of the term of office of the replaced director, provided, however, that the next general shareholders’ meeting shall be requested definitively to elect any temporary director.

Within the limits provided for by law, our board may delegate to one or more persons the daily management of the Company and the authority to represent the Company.

No director shall, solely as a result of being a director, be prevented from contracting with us, either with regard to his tenure in any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any contract in which any director is in any way interested be liable to be voided merely on account of his position as director, nor shall any director who is so interested be liable to account to us or the shareholders for any remuneration, profit or other benefit realized by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

Any director having an interest in a transaction submitted for approval to the board may participate in the deliberations and vote thereon, unless the transaction is not in the ordinary course of the Company’s business and that conflicts with the Company’s interest, in which case the director shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations nor vote on such a transaction. At the next general meeting, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

No shareholding qualification for directors is required.

Our articles of association will provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxemburg law against liability and all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof. We may purchase and maintain insurance for any director or other officer against any such liability.

No indemnification will be provided against any liability to us or our shareholders (i) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless approved by a court or the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is             .

COMPARISON OF SHAREHOLDER RIGHTS

We are incorporated under the laws of Luxembourg. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the ordinary shares of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of Luxembourg and Delaware.

Delaware	Luxembourg

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.

Pursuant to the Luxembourg Corporate Law, the board of directors must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the board, the shareholders or a spontaneous candidacy) by a simple majority of the votes cast. Directors may be re-elected but the term of their office may not exceed six years.

Pursuant to our articles of association directors are elected by an ordinary resolution at a general meeting where a quorum of at least one half (50%) of the issued share capital (unless otherwise mandatorily required by Luxembourg law) and a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Our articles of association provide that in case of a vacancy, the remaining board members may elect a director to fill the vacancy. See “—Filling Vacancies on the Board of Directors.”

The articles of association may provide for different classes of directors. Our articles of association do not provide for different classes of directors and each director has one vote.

Our articles of association provide that the board may set up committees and determine their composition, powers and rules.

Delaware	Luxembourg

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

The Luxembourg Corporate Law provides that directors do not assume any personal obligations for commitments of the company. Directors are liable to the company for the performance of their duties as directors and for any misconduct in the management of the company’s affairs.

Directors are further jointly and severally liable both to the company and to any third parties for damages resulting from violations of the law or the articles of association of the company. Directors will only be discharged from such liability for violations to which they were not a party, provided no misconduct is attributable to them and they have reported such violations at the first general meeting after they had knowledge thereof.

In addition, directors may under specific circumstances also be subject to criminal liability, such as in the case of an abuse of assets.

Our articles of association will provide that directors and officers, past and present, are entitled to indemnification from the Company to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof, subject to certain exceptions. See “Indemnification of Officers, Directors and Employees.”

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Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.	Under Luxembourg law no restriction exists as to the transactions that a shareholder may conclude with the company. The transaction must however be in the corporate interest of the company and be made on arm’s length terms.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 of the Delaware General Corporation Law through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.	Not applicable.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred shares, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Pursuant to the Luxembourg Corporate Law, directors may be removed at any time with or without cause by ordinary resolution at a general meeting of shareholders adopted by a simple majority of the votes cast on such resolution.

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Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred shares, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

Luxembourg law provides that in the event of a vacancy of a director seat, the remaining directors may, unless the articles of association of the company provide otherwise, provisionally fill such vacancy until the next annual general meeting at which the shareholders will be asked to confirm the appointment.

The decision to fill a vacancy must be taken at a duly convened and quorate meeting of the board of directors.

Our articles of association provide that vacancies for removal or otherwise may be filled on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors.

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend bylaws.	Under the Luxembourg Corporate Law, amendments to the articles of association of the company require an extraordinary general meeting of shareholders held in front of a public notary at which at least one half of the share capital is represented. The notice of the extraordinary general meeting shall set out the proposed amendments to the articles of association.

If the aforementioned quorum is not reached, a second meeting may be convened by means of notices published twice at intervals of fifteen days or less and fifteen days before the meeting in the Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) and in two Luxembourg newspapers. The second meeting shall be validly constituted regardless of the proportion of the share capital represented.

At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast (unless otherwise mandatorily required by Luxembourg law). Where classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out

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above are fulfilled with respect to each class of shares. A change of nationality of the company as well as an increase of the commitments of its shareholders require however the unanimous consent of the shareholders (and bondholders, if any).

If the company has issued bonds, any amendments to the object of the company or its legal form (except in the case of a merger, de-merger or assimilated operations) require the approval of the bondholders’ general meeting.

Our articles of association provide that for any extraordinary resolutions to be considered at a general meeting the quorum shall be at least one half (50%) of the issued share capital of the Company. If the said quorum is not present, a second meeting may be convened at which the quorum shall be at least one half (50%) of all the issued share capital of the Company unless otherwise required by law. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered votes.

In very limited circumstances the board of directors may be authorized by the shareholders to amend the articles of association, albeit always within the limits set forth by the shareholders. This is the case in the context of the Company’s authorized share capital within which the board of directors is authorized to issue further shares or in the context of a share capital reduction and cancellation of shares. The board of directors is then authorized to appear in front of a notary public to record the capital increase or decrease and to amend the share capital set forth in the articles of association.

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Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Pursuant to the Luxembourg Corporate Law, at least one general meeting of shareholders must be held each year on the day and at the time indicated in the articles of association of the company. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments and grant discharge to the directors. The annual general meeting must be held within six months of the end of each financial year.

Our articles of association provide that our annual general meeting be held on the second Monday of June of each year at 10:00 a.m. CET. If that day is a legal or banking holiday, the meeting will be held on the next following business day.

Other meetings of shareholders may be convened.

Pursuant to Luxembourg law, the board of directors is obliged to convene a general meeting so that it is held within a period of one month of the receipt of a written request of shareholders representing one-tenth of the issued capital. Such request must be in writing and indicate the agenda of the meeting.

Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of association and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions: pursuant to Luxemburg law there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting, and such ordinary resolutions shall be adopted by a simple

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majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Extraordinary Resolutions: extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution and (e) an amendment of the articles of association.

Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting the quorum shall generally be at least one half (50%) of the issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Our articles of association provide that for any ordinary resolutions to be considered at a general meeting, the quorum at such meeting must be at least one half (50%) of all our outstanding shares (unless otherwise mandatorily required by law) and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Our articles of association provide that unless otherwise mandatorily required by law for any extraordinary resolutions to be considered at a general meeting the quorum shall be at least one half (50%) of our issued share capital. If the said quorum is not present, a second meeting may be convened at which the quorum shall be at least one half (50%) of all our outstanding shares unless otherwise mandatorily required by law. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Delaware	Luxembourg

Indemnification of Officers, Directors and Employees

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•    acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•    in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Delaware General Corporation Law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

Pursuant to Luxembourg law on agency, agents are entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part.

Luxembourg law on agency is applicable to the mandate of directors and agents of the company.

Our articles of association will contain indemnification provisions setting forth the scope of indemnification of our directors and officers. These provisions will allow us to indemnify directors and officers against liability (to the extent permitted by Luxembourg law) and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings, subject to limited exceptions. See “Management—Limitations of Liability and Indemnification Matters” “Description of Share Capital—Board of Directors.” The indemnification extends, among other things, to legal fees, costs and amounts paid in the context of a settlement.

Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

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To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the Delaware General Corporation Law to indemnify such person for actual and reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Under Luxembourg law, and our articles of association, the board of directors has the widest power to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law and the articles of association of the Company.

Any type of business combination that would require an amendment to the articles of association, such as a merger, de-merger, consolidation, dissolution or voluntary liquidation, requires an extraordinary resolution of a general meeting of a shareholder.

Transactions such as a sale, lease or exchange of substantial company assets require only the approval of the board of directors. Neither Luxembourg law nor our articles of association contain any provision specifically requiring the board of directors to obtain shareholder approval of the sale, lease or exchange of substantial assets of the Company.

The Delaware General Corporation Law also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the Delaware General Corporation Law. See “—Interested Shareholders” above.	Not applicable.

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Shareholder Action Without a Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.

A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law or our articles of association.

Pursuant to Luxembourg law, shareholders of a public limited liability company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote by proxy.

Shareholder Suits

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Pursuant to Luxembourg law, and our articles of association, the board of directors has the widest power to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law and the articles of association of the company.

Luxembourg law does not require shareholder approval before legal action may be initiated on behalf of the company. The board of directors has sole authority to decide whether to initiate legal action to enforce the company’s rights (other than, in certain circumstances, in the case of an action against board members).

Shareholders do not generally have authority to initiate legal action on the company’s behalf. However, the general meeting of shareholders may vote to initiate legal action against directors on grounds that such directors have failed to perform their duties. If a director is responsible for a breach of the law or of a provision of the articles of association, an action can be initiated by any third party including a shareholder having a legitimate interest. In the case of a shareholder, such interest must be different from the interest of the company.

Luxembourg procedural law does not recognize the concept of class actions.

Delaware	Luxembourg

Dividends and Distributions; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Pursuant to Luxembourg law, dividend distributions may be declared by shareholders (i) by the general meeting or (ii) by the board of directors in the case of interim dividends (acomptes sur dividendes).

Dividend distributions may be made if the following conditions are met:

•    except in the event of a reduction of the issued share capital, a distribution to shareholders may not be made if net assets on the closing date of the preceding fiscal year are, or following such distribution would become, less than the sum of the issued share capital plus reserves, which may not be distributed by law or under our articles of association.

•    the amount of a distribution to shareholders may not exceed the sum of net profits at the end of the preceding fiscal year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, less any losses carried forward and with certain amounts to be placed in reserve in accordance with the law or our articles of association.

Interim dividend distributions may only be made if the following conditions are met:

•    interim accounts indicate sufficient funds available for distribution.

•    the amount to be distributed may not exceed total net profits since the end of the preceding fiscal year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed in reserves in accordance with the law or the articles of association.

•    the board may declare interim distributions no more than two months after the date at which the interim accounts have been drawn up.

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•    prior to declaring an interim distribution, the board must receive a report from company auditors confirming that the conditions are met for an interim distribution.

The amount of distributions declared by the annual general meeting of shareholders shall include (i) the amount previously declared by the board of directors (i.e., the interim distributions for the year of which accounts are being approved), and if proposed (ii) the (new) distributions declared on the annual accounts.

Where interim distribution payments exceed the amount of the distribution subsequently declared at the general meeting, any such overpayment shall be deducted from the next distribution.

Our articles of association do permit interim distributions decided by our board of directors.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Pursuant to Luxembourg law, the company (or any party acting on its behalf) may repurchase its own shares and hold them in treasury, provided:

•    the shareholders at a general meeting have previously authorized the board of directors to acquire company shares. The general meeting shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the period for which the authorization is given (which may not exceed five years) and, in the case of acquisition for value, the maximum and minimum consideration.

•    the acquisitions, including shares previously acquired by the company and held by it, and shares acquired by a person acting in his own name but on behalf of the company, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves, which may not be distributed by law or under the articles of association.

•    only fully paid–up shares may be repurchased.

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No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to the company, provided the board of directors informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the shares acquired, the proportion of the subscribed capital which they represent and the consideration paid for them; and (ii) in the case of shares acquired by either the company or by a person acting on behalf of the company with a view to redistributing the shares to the staff of the company provided that the distribution of such shares is made within 12 months from their acquisition.

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce the capital of the company or the acquisition of shares issued as redeemable shares. Such acquisitions may not have the effect of reducing net assets below the aggregate of subscribed capital and reserves, which may not be distributed by law and are subject to specific provisions on reductions in capital and redeemable shares of Luxembourg law.

Any shares acquired in contravention of the above provisions must be re-sold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on the balance sheet of the company, a non-distributable reserve of the same amount must be reflected as a liability. Our articles of association will provide that shares may be acquired in accordance with the law. The general meeting of shareholders authorized the acquisition of up to          for a period ending on                 .

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Transactions with Officers or Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

There are no rules under Luxembourg law preventing a director from entering into contracts or transactions with the company to the extent the contract or the transaction is in the corporate interest of the company.

The Luxembourg Corporate Law prohibits a director from participating in deliberations and voting on a transaction if (a) such director, or a third party in which such director has an interest, is a party to such transaction, and (b) the interests of such director or third-party conflict with the interests of the company. The relevant director must disclose his personal interest to the board of directors and abstain from voting. The transaction and the director’s interest therein shall be reported to the next succeeding general meeting of shareholders.

The articles of association of the company may require that certain transactions between a director and the company be submitted for board and/or shareholder approval. The articles of association provide that no director shall, solely as a result of being a director of the Company, have any duty to refrain from any decision or action to enforce its rights under any agreement or contract with the Company. A director who has an interest in a transaction carried out other than in the ordinary course of business which conflicts with the interests of the Company must advise the Board accordingly and have the statement recorded in the minutes of the meeting. The director concerned may not take part in the deliberations concerning that transaction. A special report on the relevant transaction is submitted to the shareholders at the next General Meeting, before any vote on the matter.

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Dissenters’ Rights

Under the Delaware General Corporation Law, a shareholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Neither Luxembourg law nor our articles provide for appraisal rights.

Cumulative Voting

Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a shareholder has the number of votes equal to the number of shares held by such shareholder times the number of directors nominated for election. The shareholder may cast all of such votes for one director or among the directors in any proportion.	Not applicable. See “—Board of Directors.”

Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.	Pursuant to Luxembourg law, it is possible to create an authorized share capital from which the board of directors is authorized by the shareholders to issue further shares and, under certain conditions, to limit, restrict or waive preferential subscription rights of existing shareholders. The rights attached to the shares issued within the authorized share capital will be equal to those attached to existing shares and set forth in the articles of association of the company.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

The authority of the board of directors to issue additional shares is valid for a period of up to five years unless renewed by vote of the holders of at least two-thirds of the votes cast at a shareholders meeting.

Prior to the completion of this offering, we will have an authorized share capital of $             and will be authorized to issue up to             ordinary shares (subject to stock splits, consolidation of

Delaware	Luxembourg

shares or like transactions) with a nominal value of $         each. Immediately after completion of this offering, the authorized share capital will be $            .

Our articles of association will authorize our board of directors to issue ordinary shares within the limits of the authorized share capital at such times and on such terms as our board or its delegates may decide for a period commencing on the date of our articles of association and ending five years after the date on which the minutes of the shareholders’ meeting approving such authorization are published in the Luxembourg official gazette Mémorial, Recueil des Sociétés et Associations (unless such period is extended, amended or renewed). Accordingly, our board will be authorized to issue up to              ordinary shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

ENFORCEMENT OF CIVIL LIABILITIES

Luxembourg

We are a company organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, some of our directors and officers named in this prospectus reside outside the United States and most of their assets are located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities law. It may also be difficult for an investor to bring an original action in a Luxembourg or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the Company.

In particular, there is doubt as to the enforceability of original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities laws will be subject to compliance with procedural and other requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy. See the section entitled “Risk Factors—Risks Related to Investment in a Luxembourg Company—We are a Luxembourg public limited liability company (“société anonyme”) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States” for further discussion of enforcement of civil liabilities under Luxembourg law.

In addition, under Luxembourg law, directors do not assume any personal obligations for the Company’s commitments. Directors are liable to the Company for the performance of their duties as directors and for any misconduct in the management of the Company’s affairs. Directors are further jointly and severally liable both to the Company and to any third parties for damages resulting from violations of the law or our articles of association. Directors will only be discharged from such liability for violations to which they were not a party, provided no misconduct is attributable to them and they have reported such violations at the first general meeting after they had knowledge thereof. In addition, directors may under specific circumstances also be subject to criminal liability, such as in the case of an abuse of assets. A shareholder of the Company may file a claim against the Company in Luxembourg to the extent that the Luxembourg court has jurisdiction over such claim in accordance with the Luxembourg judicial code. See the section entitled “Comparison of Shareholder Rights— Limitation on Personal Liability of Directors” for further discussion of liabilities relating to directors of the Company.

Further, Luxembourg law does not require shareholder approval before legal action may be initiated on behalf of the Company. The board of directors has sole authority to decide whether to initiate legal action to enforce the Company’s rights (other than, in certain circumstances, in the case of an action against board members). Shareholders do not generally have authority to initiate legal action on the Company’s behalf. However, the general meeting of shareholders may vote to initiate legal action against directors on grounds that such directors have failed to perform their duties. If a director is responsible for a breach of the law or of a provision of our articles of association, an action can be initiated by any third party including a shareholder having a legitimate interest. In the case of a shareholder, such interest must be different from the interest of the Company. Luxembourg procedural law does not recognize the concept of class actions. See the section entitled “Comparison of Shareholder Rights—Shareholder Suits” for further discussion of shareholder actions.

Germany

Bain Capital Everest Holding 2 GmbH, Styron Deutschland GmbH, Styron Deutschland Rubber GmbH and Styron Deutschland Anlagengesellschaft mbH (collectively, the “German Subsidiaries”) are limited liability companies organized under the laws of the Federal Republic of Germany. A substantial majority of their assets are located outside the United States. Furthermore, some of their managing directors (Geschäftsführer) named in this prospectus reside outside the United States and all or most of the assets of those officers and directors may be located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon the German Subsidiaries or these persons or to enforce outside the United States judgments obtained against the German Subsidiaries or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against the German Subsidiaries or these persons in courts located in jurisdictions outside the United States (please see below for details on enforceability of judgments in Germany). It may also be difficult for an investor to bring an original action in a German or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against the German subsidiaries or these persons.

In particular, it cannot be assured that original actions in German courts of civil liabilities predicated solely upon U.S. federal securities laws can be enforced. Furthermore, the enforceability in German courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities laws will be subject to compliance with procedural and other requirements under German law, including the condition that the judgment does not violate German public policy.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of court judgments in civil and commercial matters. Consequently, a final judgment for a payment rendered by any court in the United States would not automatically be enforceable in Germany.

Notwithstanding the foregoing, a final and conclusive judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would generally be recognized in an action before a German court assuming all of the following:

•	the U.S. court had jurisdiction of the case in accordance with German law principles of jurisdictional competence;

•	the document introducing the proceedings was duly served and made known to the defendant in a timely manner that allowed for adequate defense;

•

the judgment is not contrary to (i) any prior judgment which became res judicata rendered by a German court or (ii) any prior judgment which became res judicata rendered by a foreign court which is to be recognized in Germany and the procedure leading to the respective judgment under (i) or (ii) is not in contradiction to any such prior judgment or a proceeding previously commenced in Germany;

•	the judgment is consistent with the procedure of a matter pending before a German court, provided that such matter was pending before a German court before the U.S. court entered its judgment;

•

the effects of its recognition will not be in conflict with material principles of German law (the German ordre public), including, without limitation, fundamental rights under the constitution of Germany (Grundrechte). In this context, it should be noted that any component of a U.S. federal or state court civil judgment awarding punitive damages or any other damages which do not serve a compensatory purpose, such as treble damages, will not be enforced in Germany. They are regarded to be in conflict with material principles of German law;

•	the reciprocity of enforcement of judgments is guaranteed; and

•	the judgment became res judicata in accordance with the law of the place where it was pronounced.

While foreign court decisions are generally recognized if the above principles are met, enforcement and foreclosure based on U.S. judgments may be sought against German defendants (or assets) only after having received an exequatur decision from a competent German court in accordance with the above principles.

Subject to the foregoing, a person who has obtained a judgment from U.S. federal or state courts may be able to enforce judgments in Germany in civil and commercial matters. However, we cannot assure you that those judgments will be enforceable. Even if a U.S. judgment is declared enforceable in Germany, it does not necessarily mean that it will be enforced in all circumstances. In particular, the obligations need to be of a specific kind and type for which an enforcement procedure exists under German law. Also, if circumstances have arisen after the date on which such foreign judgment became legally effective and final, a defense against execution may arise.

If the party in whose favor such final judgment is rendered brings a new lawsuit in a competent court in Germany, such party may submit to the German court the final judgment rendered in the United States. Under such circumstances, a judgment by a federal or state court of the United States against the German Subsidiaries or such persons will be regarded by a German court only as evidence of the outcome of the dispute to which such judgment relates. A German court may choose to re-hear the dispute and may render a judgment not in line with the judgment rendered by a federal or state court of the United States.

Furthermore, German civil procedure differs substantially from U.S. civil procedure in a number of respects. With respect to the production of evidence, for example, U.S. federal and state law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may, prior to trial, compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under German law.

Enforcement is also subject to the effect of any applicable bankruptcy, insolvency, reorganization, liquidation, moratorium as well as other similar laws affecting creditor’s rights generally. In addition, it is doubtful whether a German court would accept jurisdiction and impose civil liability in an original action predicated solely upon U.S. federal securities laws.

Netherlands

Two of our subsidiaries, Styron Netherlands B.V. and Styron Holding B.V. (the “Netherlands Subsidiaries”), are organized under the laws of The Netherlands. A substantial majority of the assets of the Netherlands Subsidiaries are located outside the United States. Furthermore, all the directors and officers of the Netherlands Subsidiaries reside outside the United States and all or most of the assets of those officers and directors may be located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon the Netherlands Subsidiaries or these persons or to enforce outside the United States judgments obtained against the Netherlands Subsidiaries or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against these subsidiaries or persons in courts located in jurisdictions outside the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. federal securities laws, as the case may be.

In order to obtain a judgment which is enforceable in The Netherlands, the party in whose favor a final and conclusive judgment of a U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction of The Netherlands. Such party may submit to the Dutch court the final judgment rendered by the U.S. court. If and to the extent that the Dutch court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the court of The Netherlands will, in principle, recognize the judgment of the court of the United States, unless such judgment contravenes principles of public order of The Netherlands. The recognition by a Dutch court of judgments rendered by a court in the United States is subject to Dutch rules of civil procedure.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain of our indebtedness that is currently outstanding. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Senior Secured Credit Facility

On June 17, 2010 we entered into the Senior Secured Credit Facility. On February 2, 2011, we amended our Senior Secured Credit Facility, which provides for the Revolving Facility and the Term Loan, the proceeds of which were used to repay the existing term loan and related accrued interest, the Seller Note and related accrued interest, pay debt issuance costs, make a distribution to the shareholders of Parent, and provide general corporate funds. As of April 22, 2011, we had $1,396.5 million outstanding under the Term Loan and $85.0 million outstanding under the Revolving Facility. Amounts under Revolving Facility may be borrowed, repaid and re-borrowed to fund our working capital needs, capital expenditures, general corporate purposes and, to the extent otherwise permitted, acquisitions and investments. No amounts under the Term Loan, once repaid, may be re-borrowed.

Interest Rate

At the option of Styron S.à r.l. (the “Borrower”), the loans under the Revolving Facility and the Term Loan may be maintained from time to time as (a) LIBOR rate loans, which bear interest at a rate per annum equal to the LIBO Rate plus the Applicable Margin, or (b) base rate loans which shall bear interest at a rate per annum equal to the Base Rate plus the Applicable Margin. “LIBO Rate” is defined in the Senior Secured Credit Facility as (x) the offered rate per annum for deposits that appears on the appropriate page of the Reuters screen or (y) if no such rate exists, the interest rate per annum, as determined by the administrative agent, at which deposits in immediately available funds are offered in the London interbank eurodollar market. Notwithstanding the foregoing, the LIBOR Rate shall not be less than, as applied to the revolving facility, 1.75% or the term loan facility, 1.50%. “Base Rate” is defined as the higher of (x) the federal funds rate plus 1/2 of 1%, (y) the rate in effect as publically announced by Deutsche Bank AG New York Branch, as its “prime rate” and (z) the LIBO Rate plus 1%, provided that the Base Rate shall in no event be less than 2.75% for the revolving facility and or 2.50% for term loan facility. “Applicable Margin” is defined to mean, as applicable to (x) term loans maintained as LIBOR rate loans, 4.50% or as base rate loans, 3.50% and (y) revolving loans, initially, as applied to LIBOR rate loans, 5.75% or as base rate loans, 4.75% and thereafter adjusted quarterly based on the total leverage ratio.

Guarantees

The Senior Secured Credit Facility is collateralized by a security interest in substantially all of the assets of the Borrower, its immediate parent and certain subsidiary guarantors. All obligations under the Senior Secured Credit Facility are guaranteed by our U.S. subsidiaries and certain foreign subsidiaries including those located in Switzerland, Sweden, Belgium, Germany, England, Italy, France, Spain, Hong Kong, Singapore, Luxembourg, the Netherlands and Ireland. The collateral for such borrowings under the Senior Secured Credit Facility consists of shares of capital stock, intercompany debt and substantially all present and future property and assets of the guarantors.

Maturity and Amortization

The maturity of the revolving facility is June 17, 2015. Loans made pursuant to the Revolving Facility must be repaid in full on or prior to such date. The maturity of the Term Loan is August 2, 2017. The Tem Loan must be repaid quarterly at an aggregate principal amount equal to 0.25% of the aggregate principal amount of all term loans outstanding at the time of the amendment of the Senior Secured Credit Facility, with the remainder of term loans outstanding to be paid upon the maturity of the term loan facility.

Covenants

The Senior Secured Credit Facility requires us to comply with customary affirmative, negative and financial covenants. Set forth below is a brief description of each.

Affirmative Covenants.    The affirmative covenants require: (i) payment of taxes and other material obligations, (ii) preservation of legal existence, rights, privileges, permits, licenses and franchises, (iii) maintenance of properties, (iv) maintenance of customary insurance, (v) visitation and inspection rights, (vi) designation of restricted and unrestricted subsidiaries, (vii) compliance with laws (including, without limitation, ERISA and environmental laws), (viii) further assurances as to the security interest in additional collateral, (ix) interest rate protection, (x) maintenance of rating, and (xi) customary financial and other reporting requirements (including, without limitation, annual audited financial statements and quarterly unaudited financial statements, in each case on a consolidated basis, notices of defaults, compliance certificates, reports to shareholders and other business and financial information as the administrative agent shall reasonably request).

Negative Covenants.    The negative covenants include restrictions with respect to (i) liens, (ii) debt (including guarantees or other contingent obligations, (iii) mergers, consolidations, liquidations and dissolutions, (iv) sales, transfers or other disposition of assets, (v) dividends and other distributions to shareholders, (vi) loans, acquisitions and other investments, (vii) changing the principal nature of our business, (viii) transactions with affiliates, and (ix) capital expenditures.

Financial Covenants.    We are required to maintain financial covenants that, among other things, limit our maximum total leverage ratio (total indebtedness to Adjusted EBITDA) and minimum interest coverage ratio (Adjusted EBITDA to interest expense). All of the financial covenants are calculated on a pro forma basis and for each consecutive four fiscal quarter periods, ending with the most recent fiscal quarter for which unaudited financial statements are required to have been delivered to the administrative agent. As described in our credit agreement, these financial covenants become more restrictive over time. If we fail to comply with these covenants an event of default would occur.

As of June 27, 2011, we were in compliance with all covenants contained in the Senior Secured Credit Facility.

Events of Default

The Senior Secured Credit Facility provides for customary events of default, including (i) nonpayment of any principal, interest or fees, subject to applicable grace periods, (ii) failure to perform or observe any covenants, (iii) material inaccuracy of representations or warranties, (iv) cross-default to indebtedness over $20 million, (v) certain bankruptcy events, (vi) judgments with respect to which $20 million or more is not covered by insurance or indemnity, (vii) invalidity of any security or guaranty document, (viii) change of control, (ix) material ERISA liabilities, and (x) failure to maintain seniority of security interest.

Upon an event of default and absent a waiver or an amendment from the lenders, the administrative agent may terminate commitments and accelerate payment of all outstanding borrowings under the Senior Secured Credit Facility.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our ordinary shares. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our ordinary shares prevailing from time to time. The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares.

Sale of Restricted Shares

Upon completion of this offering, we will have             ordinary shares outstanding. Of these ordinary shares, the             ordinary shares being sold in this offering, plus any shares sold by us or the selling shareholder upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining             ordinary shares held by our existing shareholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining ordinary shares held by our existing shareholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

Under Rule 144, persons who became the beneficial owner of our ordinary shares prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of ordinary shares provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of ordinary shares that does not exceed the greater of either of the following:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately shares immediately after this offering, based on the number of our ordinary shares outstanding as of , 2011; or

•	the average weekly trading volume of our ordinary shares on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of our ordinary shares without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our associates, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Lock-Up Agreements

We, each of our officers and directors and the selling shareholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the ordinary shares or securities convertible into or exchangeable for, or that represent the right to receive, ordinary shares during the period from the date of the underwriting agreement to be executed by us in connection with this offering continuing through the date that is 180 days after the date of the underwriting agreement, except with the prior written consent of             . See “Underwriting.”

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

United States Federal Income Tax Considerations

Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

The discussion of the holders’ tax consequences addresses only those persons that acquire their ordinary shares in this offering and that hold those ordinary shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 5% or more of our shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or foreign tax laws on a holder of ordinary shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996 and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust. The term “non-U.S. Holder” means any beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our ordinary shares should consult their tax advisors.

You are Urged to Consult Your Own Independent Tax Advisor Regarding the Specified U.S. Federal, State, Local and Foreign Income and Other Tax Considerations Relating to the Acquisition, Ownership and Disposition of Our Ordinary Shares.

Cash Dividends and Other Distributions

A U.S. Holder of ordinary shares generally will be required to treat distributions received with respect to such ordinary shares (including any amounts withheld pursuant to Luxembourg tax law) as dividend income to the extent of our current or accumulated earnings and profits

(computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in the ordinary shares and, thereafter, as capital gain, subject to the passive foreign investment company, or “PFIC,” rules discussed below. Dividends paid on the ordinary shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

For taxable periods commencing before January 1, 2013, a maximum 15% U.S. tax rate applies with respect to dividends paid to an individual U.S. Holder by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its ordinary shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Our ordinary shares are expected to be readily tradable on an established securities market, the                    .

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

A U.S. Holder who pays (whether directly or through withholding) Luxembourg income tax with respect to dividends paid on our ordinary shares generally will be entitled to receive either a deduction or a foreign tax credit for such Luxembourg income tax paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends paid with respect to ordinary shares unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States and if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment that the holder maintains in the United States. A corporate non-U.S. Holder’s effectively connected income may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Disposition of Ordinary Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the ordinary shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the ordinary shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the ordinary shares determined in U.S. dollars. The initial tax basis of the ordinary shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for our ordinary shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the ordinary shares have been held for more than one year. With respect to sales occurring in taxable years commencing before January 1, 2013, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A non-U.S. Holder of ordinary shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of ordinary shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met. As described above, a corporate non-U.S. Holder’s effectively connected income may, under certain circumstances, be subject to an additional “branch profits tax.”

Potential Application of Passive Foreign Investment Company Provisions

We do not currently expect to be treated as a PFIC for U.S. federal income tax purposes with respect to our taxable year ending December 31, 2011. Our actual PFIC status for the current taxable year will not be determinable until the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”); or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Given the types of assets owned by us and our subsidiaries and the type of income earned by us and our subsidiaries, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the corporation’s stock. Subject to various exceptions, passive income generally includes dividends, interest, rents, royalties and gains from the disposition of assets that produce or are held for the production of passive income.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which a U.S. Holder holds the ordinary shares. However, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime thereafter by making a “deemed sale” election with respect to the ordinary shares, as applicable.

If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. In addition, if we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. Holder receives and any gain the U.S. Holder realizes from a sale or other disposition (including a pledge or a deemed disposition) of the ordinary shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain from a sale or other disposition will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets. Special foreign tax credit rules apply with respect to excess distributions. Please consult your own tax advisor with respect to such rules.

We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the ordinary shares the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. The U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced 15% rate discussed above under “—Cash Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S.

Treasury regulations. The            is a qualified exchange. Special rules apply in determining whether stock of PFIC is regularly traded in the context of an initial public offering. Please consult your own tax advisor with respect to such rules.

U.S. Holders who hold ordinary shares in any year in which we are a PFIC, will be required to file U.S. Internal Revenue Service Form 8621.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our ordinary shares.

Impact of New Legislation on Ownership and Disposition of Common Stock

Recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on, and capital gains from the sale or other disposition of, stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the ordinary shares) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ordinary shares.

Information Reporting and Backup Withholding

Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the ordinary shares and proceeds of the sale of the ordinary shares paid within the United States or through certain U.S.-related financial intermediaries to holders that are U.S. taxpayers, other than exempt recipients. A 28% “backup” withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. We or the applicable paying agent will withhold on a distribution if required by applicable law. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the U.S. Internal Revenue Service.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE ORDINARY SHARES.

Luxembourg Tax Considerations

Tax Regime Applicable to Capital Gains Realized Upon Disposal of Shares

The following is a summary discussion of the material Luxembourg tax considerations of the acquisition, ownership and disposition of your ordinary shares that may be applicable to you if you acquire our ordinary shares.

It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this prospectus and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Prospective investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in shares of Trinseo other than a Luxembourg Holder.

Luxembourg Holders

Luxembourg individual holders.    For Luxembourg individuals holding (together, directly or indirectly, with his or her spouse or civil partner or underage children) 10% or less of the share capital of Trinseo, capital gains will only be taxable if they are realized on a sale of shares, which takes place before their acquisition or within the first six months following their acquisition. The capital gain or liquidation proceeds will be taxed at progressive income tax rates (ranging from 0 to 42.14% in 2011).

For Luxembourg individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of Trinseo, capital gains will be taxable at a special rate, if the disposal or liquidation takes place:

•	within six months from the acquisition, the capital gain or liquidation proceeds will be taxed at progressive income tax rates (currently ranging from 0 to 42.14%).

•

after six months and the shareholding exceeds 10% of the nominal paid up corporate capital, the capital gain or the liquidation proceeds will be taxed at a reduced tax rate (i.e. half of the investor’s global tax rate). An allowance of EUR 50,000 (doubled for taxpayers filing jointly), available during a ten-year period, is applicable.

Luxembourg corporate holders. Capital gains realized upon the disposal of shares by a Luxembourg corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.80% for the fiscal year ending 2011 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption may be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

Non-Luxembourg Holders

An individual non-Luxembourg Holder of shares (who has no permanent establishment or permanent representative in Luxembourg to which the shares would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse or civil partner and underage children) directly or indirectly held more than 10% of the capital of Trinseo, at any time during the five years preceding the disposal, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty. If we and a U.S. relevant holder are eligible for the benefits of the Convention Between the Government of the Grand Duchy of Luxembourg and the Government of the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “Luxembourg-U.S. Treaty”), such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares unless such gain is attributable to a permanent establishment of such U.S. relevant holder in Luxembourg. Subject to any restrictions imposed by the substantially and regularly traded clause in the limitation on benefits article of the Luxembourg-U.S. treaty, we expect to be eligible for the benefits of the Luxembourg-U.S. Treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment or a permanent representative in Luxembourg to which shares would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment or permanent representative in Luxembourg to which the shares would be attributable will not be subject to any Luxembourg tax on a gain realized on a disposal of such shares unless such holder holds, directly or through tax transparent entities, more than 10% of the share capital of Trinseo, and the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty. If we and a U.S. corporate holder without a permanent establishment in Luxembourg are eligible for the benefits of the Luxembourg-U.S. Treaty, such U.S. corporate holder generally should not be subject to Luxembourg tax on the gain from the disposal of such shares.

Tax Regime Applicable to Distributions

Withholding Tax.    Dividend distributions by Trinseo are subject to a withholding tax of 15%. Distributions by the Company sourced from a reduction of capital as defined in Article 97 (3) of the Luxembourg Income Tax Law including, among others, share premium should not be subject to withholding tax provided no newly accumulated fiscal profits are recognized by the Company on a standalone basis. We or the applicable paying agent will withhold on a distribution if required by applicable law.

Where a withholding needs to be applied, the rate of the withholding tax may be reduced pursuant to the double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. If we and a U.S. relevant holder are eligible for the benefits of the Luxembourg-U.S. Treaty, the rate of withholding on distributions generally is 15% or 5% if the U.S. relevant holder is a beneficial owner that owns at least 10% of our voting stock.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) a corporation which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of July 23, 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (90/435/EEC), (iii) a corporation or a cooperative resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law, (iv) a corporation resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) a corporation subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder has held or commits itself to continue to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of Trinseo or which had an acquisition price of at least €1,200,000.

Non-Luxembourg Holders

Non-Luxembourg holders of the shares who have neither a permanent establishment nor a permanent representative in Luxembourg to which the shares would be attributable are not liable for any Luxembourg tax on dividends paid on the shares, other than a potential withholding tax as described above.

Net Wealth Tax

Luxembourg Holders.    Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the shares held unless the Luxembourg Holder is an entity subject to net wealth tax in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares held unless the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Stamp and Registration Taxes

No registration tax or stamp duty will be payable by a holder of shares in Luxembourg solely upon the disposal of shares or by sale or exchange.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Goldman, Sachs & Co. have severally agreed to purchase from us and the selling shareholder the following respective number of our ordinary shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
HSBC Securities (USA) Inc.
Morgan Stanley & Co. Incorporated
Jefferies & Company, Inc.
BMO Capital Markets Corp.
Mizuho Securities USA Inc.
SMBC Nikko Capital Markets Limited

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase our ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of our ordinary shares offered by this prospectus, other than those covered by the option to purchase additional shares, described below, if any of these shares are purchased. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have been advised by the representatives of the underwriters that the underwriters propose to offer our ordinary shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $ per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We and the selling shareholder have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to              additional of our ordinary shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of our ordinary shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of our ordinary shares to be purchased by it in the above table bears to the total number of our ordinary shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional ordinary shares on the same terms as those on which the              shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares:

Total Fees
	Fee per share	Without Exercise of Option to Purchase Additional Shares	With Full Exercise of Option to Purchase Additional Shares
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling shareholders	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                     .

We and the selling shareholder have agreed to indemnify the several underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our common stock owned by these persons prior to this offering or ordinary shares issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

Naked short sales are any sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on                     , in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Other Relationships

Deutsche Bank AG New York Branch, an affiliate of Deutsche Bank Securities Inc. is the agent and a lender under our Senior Secured Credit Facility. Deutsche Bank Securities Inc. is the joint lead arranger and joint bookrunner under our Senior Secured Credit Facility.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they may receive customary fees and expenses.

In the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of this Offering

Prior to this offering, there has been no public market for our ordinary shares. Consequently, the initial public offering price of our ordinary shares will be determined by negotiation among us, the selling shareholder and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a permitted public offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, our representatives and our affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Kingdom

Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any of our ordinary shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of our ordinary shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan

EXPENSES RELATED TO THIS OFFERING

We estimate that expenses of the offering, excluding underwriting discounts and commissions, incurred by us will be as follows:

SEC registration fee	$46,440
FINRA filing fee	$75,500
Exchange listing fee	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous expenses	*

Total expenses	*

*	To be filed by amendment.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Kirkland & Ellis LLP, New York, New York. The validity of the ordinary shares will be passed upon for us by Loyens and Loeff, Luxembourg. Gibson, Dunn & Crutcher LLP, New York, New York, is acting as counsel to the underwriters. An investment partnership composed of partners of Kirkland & Ellis LLP has an equity interest in Parent.

EXPERTS

The financial statements as of December 31, 2010 and for the period from June 17, 2010 through December 31, 2010 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Styron business as of December 31, 2009 and for each of the two years in the period ended December 31, 2009 and for the period beginning January 1, 2010 and ended June 16, 2010 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in this Prospectus (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the retrospective change in the composition of reportable segments). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Americas Styrenics LLC as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009, and for the period from May 1, 2008 (date of inception) through December 31, 2008, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given on the authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1, of which this prospectus is a part, with the Securities and Exchange Commission, or SEC, relating to this offering. This prospectus does not contain all of the information in the registration statement, including the exhibits filed with the registration statement. You should read the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement for a more complete description of the matter involved.

Upon declaration of effectiveness of the registration statement of which this prospectus is a part, we will become subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and other information. You may inspect and copy reports and other information filed with the SEC at the public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an

Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: 1000 Chesterbrook Boulevard, Suite 300, Berwyn, Pennsylvania 19312, Attn: Investor Relations.

INDEX TO FINANCIAL STATEMENTS

Trinseo S.A.

Audited Financial Statements

Americas Styrenics LLC*

Audited Financial Statements

Page Number
Independent Auditors’ Report	F-82
Consolidated Financial Statements as of December 31, 2010 and 2009 and for the Years Ended December 31, 2010 and 2009 and for the Period From May 1, 2008 (Date of Inception) to December 31, 2008:
Balance Sheets	F-83
Statements of Operations	F-84
Statements of Members’ Equity	F-85
Statements of Cash Flows	F-86
Notes to Consolidated Financial Statements	F-87

*	The audited financial statements of Americas Styrenics LLC have been included in this prospectus as a result of Americas Styrenics LLC meeting the significant subsidiary test of Rule 3-09 under Regulation S-X.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Trinseo S.A.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholder’s equity, and of cash flows present fairly, in all material respects, the financial position of Trinseo S.A. and its subsidiaries (the “Company”) at December 31, 2010 and the results of their operations and their cash flows for the period from June 17, 2010 through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Philadelphia, PA

April 29 , 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Trinseo S.A.

Berwyn, Pennsylvania

We have audited the accompanying combined balance sheet of The Styron Business (the “Company” or “Styron”) as of December 31, 2009, and the related combined statements of operations, shareholder’s equity and net parent investment, and cash flows for each of the two years in the period ended December 31, 2009 and for the period beginning January 1, 2010 and ended June 16, 2010. These financial statements are the responsibility of Trinseo S.A.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Styron at December 31, 2009, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 and for the period beginning January 1, 2010 and ended June 16, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note R to the combined financial statements, the disclosures in the accompanying 2008, 2009 and January 1, 2010 through June 16, 2010 combined financial statements have been retrospectively adjusted for a change in the composition of reportable segments.

/s/    Deloitte & Touche LLP

Deloitte & Touche LLP

Midland, Michigan

December 30, 2010

(April 29, 2011 as to Note R)

TRINSEO S.A.

Statements of Operations

(in thousands, except per share data)

	Predecessor (Combined)			Successor (Consolidated)
	Year Ended December 31, 2008	Year Ended December 31, 2009	January 1 through June 16, 2010	June 17 through December 31, 2010
Net sales	$5,184,608	$3,450,109	$2,090,095	$2,876,923
Cost of sales	4,928,375	3,148,815	1,895,904	2,661,683

Gross profit	256,233	301,294	194,191	215,240
Selling, general and administrative expenses	175,627	142,518	64,648	124,667
Acquisition-related expenses	—	—	—	56,548
Equity in earnings (losses) of unconsolidated affiliates	(3,603)	(5,587)	4,540	12,627
Goodwill impairment losses	31,138	—	—	—
Restructuring	42,000	—	—	—

Operating income	3,865	153,189	134,083	46,652
Interest expense, net	—	—	—	47,873
Other income (expense)	(232)	577	(7,557)	2,332

Income before income taxes	3,633	153,766	126,526	1,111
Provision for income taxes	131,000	90,000	53,000	17,874

Net income (loss)	$(127,367)	$63,766	$73,526	$(16,763)

Net loss per share, basic and diluted				$(0.23)

Weighted-average shares outstanding, basic and diluted				71,737

The accompanying notes are an integral part of these Financial Statements.

TRINSEO S.A.

Balance Sheets

(in thousands, except per share data)

	Predecessor (Combined)	Successor (Consolidated)
Assets	Year Ended December 31, 2009	Year Ended December 31, 2010
Current assets:
Cash and cash equivalents	$—	$148,138
Accounts receivable, net of allowance	465,195	855,165
Inventories	367,354	550,337
Deferred income tax assets	4,095	3,777

Total current assets	836,644	1,557,417

Investment in unconsolidated affiliates	180,589	128,834
Property, plant and equipment, net	462,024	587,669
Other assets:
Goodwill	115,391	40,362
Other intangible assets, net	15,809	198,793
Deferred income tax assets—noncurrent	66,278	87,097
Deferred charges and other assets	14,577	76,276

Total other assets	212,055	402,528

Total assets	$1,691,312	$2,676,448

Liabilities, shareholder’s equity and net parent investment
Current liabilities:
Short-term borrowings and current portion of long-term debt	$—	$99,410
Accounts payable	366,542	544,260
Income taxes payable	99,948	32,234
Deferred income tax liabilities	2,378	2,847
Accrued expenses and other current liabilities	135,329	129,187

Total current liabilities	604,197	807,938

Noncurrent liabilities:
Long-term debt	—	954,211
Other noncurrent obligations	102,306	120,427
Deferred income tax liabilities—noncurrent	10,017	67,379

Total noncurrent liabilities	112,323	1,142,017

Commitments and contingencies (Note O)

Shareholder’s equity and net parent investment:
Common stock, $0.01 nominal value, 71,737 shares authorized, issued and outstanding at December 31, 2010	—	717
Additional paid-in-capital	—	658,450
Accumulated deficit	—	(16,763)
Accumulated other comprehensive income	27,792	84,089
Net parent investment	947,000	—

Total shareholder’s equity and net parent investment	974,792	726,493

Total liabilities, shareholder’s equity and net parent investment	$1,691,312	$2,676,448

The accompanying notes are an integral part of these Financial Statements.

TRINSEO S.A.

Statements of Cash Flows

(in thousands)

	Predecessor (Combined)			Successor (Consolidated)
	Year Ended December 31, 2008	Year Ended December 31, 2009	January 1, 2010 through June 16, 2010	June 17, 2010 through December 31, 2010
Cash flows from operating activities
Net income (loss)	$(127,367)	$63,766	$73,526	$(16,763)
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	84,911	99,121	48,347	61,145
Amortization of debt issuance costs and issuance discount	—	—	—	6,106
Stock-based compensation	—	—	—	9,167
Deferred income tax	(29,075)	(9,800)	(24,215)	(23,177)
(Earnings) losses of unconsolidated affiliates, less dividends received	11,000	13,700	3,300	(12,627)
Fair value of inventory step-up	—	—	—	38,000
Goodwill impairment losses	31,138	—	—	—
Restructuring charges	40,000	—	—	—
Changes in assets and liabilities:
Accounts receivable	206,000	10,731	(275,880)	(99,708)
Inventories	136,000	(15,921)	(84,720)	(77,585)
Trade accounts payable and other current liabilities	(145,000)	(10,000)	(67,000)	97,094
Income taxes payable	—	—	—	23,457
Other Assets	(1,000)	(8,000)	(4,000)	(8,590)
Other Liabilities	34,000	14,000	(22,000)	6,147

Cash provided by (used in) operating activities	240,607	157,597	(352,642)	2,666

Cash flows from investing activities
Capital expenditures	(123,549)	(25,033)	(1,379)	(7,767)
Acquisition, net of cash acquired of $54.5 million	—	—	—	(1,379,973)
Interest rate caps	—	—	—	(820)
Equity affiliate acquisition	(68,958)	—	—	(47,833)
Increase in restricted cash	—	—	—	6,250
Proceeds from sale of assets	—	—	—	6,250

Cash used in investing activities	(192,507)	(25,033)	(1,379)	(1,423,893)

Cash flows from financing activities
Cash transfers from (to) parent, net	(48,100)	(132,564)	417,481	—
Deferred financing fees	—	—	—	(60,048)
Net proceeds from the issuance of long-term debt	—	—	—	784,000
Principal payments on long-term debt	—	—	—	(20,000)
Net proceeds from issuance of accounts receivable securitization	—	—	—	83,410
Proceeds from the draw of revolving debt	—	—	—	300,000
Principal payments on revolving debt	—	—	—	(170,000)
Capital contribution	—	—	—	650,000

Cash provided by (used in) financing activities	(48,100)	(132,564)	417,481	1,567,362
Effect of exchange rate changes on cash	—	—	—	2,003

Net increase in cash and cash equivalents	—	—	63,460	148,138
Cash and cash equivalents:
Beginning of period	—	—	—	—

End of period	$—	$—	$63,460	$148,138

Supplemental disclosure of cash flow information
Cash paid for income taxes	—	—	—	$12,386
Cash paid for interest	—	—	—	$32,039
Accrual for property, plant and equipment	—	—	—	$5,966

The accompanying notes are an integral part of these Financial Statements.

TRINSEO S.A.

Statements of Shareholder’s Equity and Net Parent Investment

(in thousands, except share data)

	Common stock		Net Parent Investment	Additional Paid-In Capital	Accumulated other Comprehensive Income	Retained Deficit	Total Shareholder’s Equity and Net Parent Investment	Comprehensive Income (Loss)
	Shares	Amount
Balance at January 1, 2008	—	$—	$1,144,000	$—	$37,000	$—	$1,181,000
Net loss	—	—	(127,367)	—	—	—	(127,367)	$(127,367)
Currency translation adjustment (net of tax of $3.2 million)	—	—	—	—	(5,648)	—	(5,648)	(5,648)

Net transfers to parent	—	—	(76,633)	—	—	—	(76,633)	(133,015)

Balance at December 31, 2008	—	—	940,000	—	31,352	—	971,352
Net income	—	—	63,766	—	—	—	63,766	63,766
Currency translation adjustment (net of tax of $0.7 million)	—	—	—	—	(3,560)	—	(3,560)	(3,560)

Net transfers to parent	—	—	(56,766)	—	—	—	(56,766)	60,206

Balance at December 31, 2009	—	—	947,000	—	27,792	—	974,792
Net income	—	—	73,526	—	—	—	73,526	73,526
Currency translation adjustment (net of tax of $ 0.2 million)	—	—	—	—	(19,548)	—	(19,548)	(19,548)

Net transfers from parent	—	—	433,474	—	—	—	433,474	53,978

Balance at June 16, 2010	—	—	1,454,000	—	8,244	—	1,462,244
Elimination of predecessor balances	—	—	(1,454,000)	—	(8,244)	—	(1,462,244)
Successor’s capital contributions	71,736,950	717	—	649,283	—	—	650,000
Net loss	—	—	—	—	—	(16,763)	(16,763)	(16,763)
Currency translation adjustment (net of tax of $0.2 million)	—	—	—	—	78,295	—	78,295	78,295
Employee benefits (net of tax of $2.6 million)	—	—	—	—	5,794	—	5,794	5,794

Stock-based compensation expense	—	—	—	9,167	—	—	9,167	$67,326

Balance at December 31, 2010	71,736,950	$717	$—	$658,450	$84,089	$(16,763)	$726,493

The accompanying notes are an integral part of these Financial Statements.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS

(dollars in thousands, unless otherwise stated)

NOTE A—ORGANIZATION AND BUSINESS ACTIVITIES

On June 3, 2010, Bain Capital Everest Manager Holding SCA (the “Parent”) was formed through investment funds of Bain Capital Partners, LLC (“Bain Capital”), with Dow investing $48.8 million for a 7.5% interest in the Parent. Trinseo S.A. (“Trinseo” or the “Company”) was formed on June 3, 2010 and is incorporated under the existing laws of the Grand Duchy of Luxembourg. All common shares of Trinseo are owned by the Parent.

On June 17, 2010 (the “Styron Acquisition Date”), Trinseo acquired 100% of the former Styron business from Dow through Styron S.à r.l., a wholly owned subsidiary of Trinseo. Prior to June 17, 2010, Styron was a wholly owned business of Dow. See Note C for additional description of the Styron acquisition. The Company commenced operations immediately upon the acquisition of the former Styron business from Dow. Certain acquisition-related costs were incurred by the Company prior to the acquisition of the Styron business and are accordingly reflected in the statement of operations of the Company for the period from June 17, 2010 through December 31, 2010.

Trinseo is a leading global materials company dedicated to the innovation and delivery of specialty and customized emulsion polymers and plastics. Trinseo’s unique product portfolio brings together plastics, rubber and latex businesses that share feedstocks, operations, customers and end users.

Trinseo’s operations are located in North America, Latin America (including Mexico), Europe and the Middle East and Asia Pacific (including Asia, Australia and New Zealand), supplemented by two strategic joint ventures, Sumika Styron Polycarbonate Limited (“Sumika Styron”) and Americas Styrenics LLC (“AmSty”). The Company’s large and diverse global customer base consists principally of major industrial companies. Trinseo focuses on developing tailored product solutions for its customers, who it serves locally, with 36 manufacturing plants at 29 sites (which include a total of 86 production units) in 16 countries, including our joint ventures and contract manufacturers.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

On June 17, 2010, the Company acquired 100% of the interests in the Styron business from Dow. As a result of the acquisition (the “Styron Acquisition”), the Company applied purchase accounting and began a new basis of accounting. See Note C for further discussion. The financial reporting periods presented are as follows:

•

The period from June 17, 2010 through December 31, 2010 (“Successor” period) reflects the consolidated results of operations of Trinseo for the period from June 3, 2010 through December 31, 2010, which includes the effects of acquisition accounting as well as acquisition-related costs incurred by the Company prior to the Styron Acquisition Date.

•	The period from January 1, 2010 through June 16, 2010 and the years ended December 31, 2009 and 2008 (“Predecessor” periods) reflect the combined results of operations of the Styron business.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

The combined financial statements for the Predecessor period ended June 16, 2010 and for the years ended December 31, 2009 and 2008 have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Dow. All significant transactions between Dow and the Predecessor have been included in the combined financial statements and were settled for cash. The total net effect of the settlement of these related party transactions is reflected in the statements of cash flows as a financing activity. The Predecessor’s combined financial statements include costs historically allocated to the Company by Dow as well as income taxes as if the Company had been a stand-alone entity. Allocations include certain expenses for services, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, ethics and compliance, shared services, employee benefits and incentives, insurance, and stock-based compensation. These expenses have been allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount or other measures. Management believes the assumptions underlying the combined balance sheet as of December 31, 2009 and the combined statements of operations, statements of shareholder’s equity and net parent investment, and cash flows for the period ended June 16, 2010 and for the years ended December 31, 2009 and 2008 (collectively, the “Predecessor financial statements”) are reasonable. However, the financial statements for the respective Predecessor periods may not be indicative of the Company’s results of operations and cash flows on a stand-alone basis, and future results may differ materially. In the Successor periods, the Company no longer incurs these allocated costs, but does incur certain expenses as a stand-alone company for similar functions, including certain ongoing support services provided by Dow under the Dow Transition Services Agreement (the “TSA”) and the Master Outsourcing Service Agreement (the “MOSA”). See Note S for further discussion.

There are two fundamental cost allocation methodologies used in the Predecessor periods that affected the valuation of inventory, cost of sales, research and development expenses, and selling, general and administrative expenses applied by Dow to the Styron business during the Predecessor periods. All of the allocations and estimates in the combined financial statements during the Predecessor periods are based on reasonable assumptions and methodologies. These allocation methodologies are further outlined below:

Activity Based Costing (“ABC”)

ABC is a system of costing products or services that focuses on the activities performed to produce the products or services. Costs are assigned to activities and then to products, based on the consumption of each product or service. Each activity is measured and costed per a base unit, such as hours or quantity. A “cost driver” is the measurable item which is the link between the producer and consumer of an activity. To determine the cost of an activity, all of the resources that are used to produce the activity are determined. Any cost that may be charged to a cost center is included in the calculation of the cost of the activity. After confirming the expected demand for the product or service, the cost per unit of activity is determined by dividing the total cost by the expected demand for the cost driver.

The producer of the activity charges the consumers of that activity based on the consumer’s usage. This is accomplished on a routine basis and results in expenses, commonly referred to as “recharges,” being reflected in the consumer’s cost center with a cost recovery on the producer’s cost center.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Activity Based Management Charges (“ABMC”)

ABMC is a method of directly charging costs to businesses and geographies within the ABC framework. The assignment of expenses is based on the ABMC rules established for each function and business. Journal entries are posted in the ABMC system rather than in the general ledger. The impact of ABMC entries is included in the combined statements of income for the Predecessor periods.

Principles of Consolidation

The consolidated financial statements of the Company contain the accounts of all entities that are controlled and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All intercompany balances and transactions have been eliminated. Corporate joint ventures over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method.

A VIE is defined as a legal entity that has equity investors that do not have sufficient equity at risk for the entity to support its activities without additional subordinated financial support or, as a group, the holders of the equity at risk lack (i) the power to direct the entity’s activities or (ii) the obligation to absorb the expected losses or the right to receive the expected residual returns of the entity. A VIE is required to be consolidated by a company if that company is the primary beneficiary. See Note J for further discussion of the Company’s accounts receivable securitization program.

On the Styron Acquisition Date, we established a set of accounting policies which, unless otherwise indicated, are consistent with the accounting policies of the Predecessor business.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes during the Successor period and the combined financial statements and accompanying notes during the Predecessor period. Actual amounts could differ from these estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivables. The Company uses major financial institutions with high credit ratings to engage in transactions involving cash equivalents. The Company minimizes credit risk in its receivables from customers through its sale of products to a wide variety of customers and markets in locations throughout the world.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts for losses resulting from the inability of specific customers to meet their financial obligations to the Company. A specific reserve for doubtful receivables is recorded against the amount due from these customers. For all other customers, the Company recognizes reserves for doubtful receivables based on past experience. The allowance for doubtful accounts is the Company’s best estimate of probable credit losses in existing trade accounts receivable.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued and other current liabilities, approximate fair value because of their generally short maturities. Our existing indebtedness approximates fair value as substantially all of the long-term debt bears interest based on prevailing variable market rates.

All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The fair value of the derivatives is determined from sources independent of the Company, including the financial institutions which are party to the derivative instruments. The fair value of derivatives also considers the credit default risk of the paying party. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the consolidated statement of operations when the hedged item affects earnings.

For the Predecessor periods, derivative financial instruments were indirectly used through the participation in Dow’s centralized risk management process. There were no derivative financial instruments included in the Predecessor balance sheet as none were entered into specifically for the Styron business during the Predecessor period.

Foreign Currency Translation

For the majority of the operations, the local currency has been determined to be the functional currency. In the remainder of territories, the U.S. dollar has been determined to be the functional currency due to the significant influence of the U.S. dollar on operations. Gains and losses resulting from the translation of the functional currency into U.S. dollars for financial statement presentation are not included in determining net income (loss), but are accumulated in the cumulative translation adjustment account as a separate component of shareholder’s equity (accumulated other comprehensive income). The Company translates asset and liability balances at exchange rates in effect at the end of the period and income and expense transactions at the average exchange rates in effect during the period. Gains and losses resulting from foreign currency transactions are included in the determination of net income (loss).

For the Successor period ended December 31, 2010, foreign exchange transaction gains of $8.0 million were recognized.

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the consolidated balance sheets in “Other noncurrent obligations” at undiscounted amounts.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, or mitigate or prevent contamination from future operations. Environmental costs are also capitalized in recognition of legal asset retirement obligations resulting from the acquisition, construction or normal operation of a long-lived asset. Any costs related to environmental contamination treatment and cleanup are charged to expense. Estimated future incremental operations, maintenance and management costs directly related to remediation are accrued when such costs are probable and reasonably estimable.

Cash and Cash Equivalents

Cash and cash equivalents generally include time deposits or highly liquid investments with original maturities of three months or less. During the Successor period, cash and cash equivalents included $6.3 million of restricted cash. During the Predecessor periods, cash and cash equivalents have been excluded from the balance sheet as the Predecessor participated in Dow’s centralized cash management system, which includes centralized cash disbursements, cash receipts, and treasury processes.

Inventories

Inventories in the Successor period are stated at the lower of cost or market, with cost being determined on the first-in, first-out (“FIFO”) method. In the Predecessor periods, the method for determining cost varies among last-in, first-out (“LIFO”), FIFO, and average cost, and was used consistently in the Predecessor periods. The Company periodically reviews its inventory for excess or obsolete inventory, and will write-down the excess or obsolete inventory value to its net realizable value, if applicable.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less any impairment and are depreciated over estimated useful lives using the straight-line method. In the Predecessor periods, assets capitalized before 1997 utilized the declining balance method.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Expenditures for maintenance and repairs are charged against income as incurred. Expenditures that significantly increase asset value, extend useful asset lives or adapt property to a new or different use are capitalized. For the Successor period, these expenditures include planned major maintenance activity or turnaround activities which increase our manufacturing plants’ output and improve production efficiency as compared to pre-turnaround operations.

The Company periodically monitors actual experience to determine whether events and circumstances have occurred that may warrant revision of the estimated useful lives of property, plant and equipment. Engineering and other costs directly related to the construction of property, plant and equipment are capitalized as construction in progress until construction is complete and such property, plant and equipment is ready and available to perform its specifically assigned function. Upon retirement or other disposal, the asset cost and related accumulated depreciation are removed from the accounts and the net amount, less any proceeds, is charged or credited to income.

The Company also capitalizes interest as a component of the cost of capital assets constructed for its own use. See Note G for further discussion.

Impairment and Disposal of Long-Lived Assets

The Company evaluates long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When undiscounted future cash flows are not expected to be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value based on a discounted cash flow analysis utilizing market participant assumptions.

Long-lived assets to be disposed of by sale are classified as held for sale and are reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be disposed of other than by sale are classified as held and used until they are disposed of.

Goodwill and Other Intangible Assets

The Company records goodwill when the purchase price of a business acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. Goodwill is tested for impairment at the reporting unit level annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. The Company utilizes a market approach and/or a discounted cash flow methodology to calculate the fair value of its reporting units. The annual impairment assessment is completed using a measurement date of October 1. No impairment loss was required in 2010 and 2009. An impairment loss of $31.1 million was recorded in 2008. See Note H for further discussion.

Finite-lived intangible assets, such as our intellectual property, are amortized on a straight-line basis. Finite-lived intangible assets are reviewed for impairment or obsolescence if events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. If impaired, intangible assets are written down to fair value based on discounted cash flows.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates where the Company has the ability to exercise significant influence (generally, 20-50% owned companies) are accounted for using the equity method. Investments are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. An impairment loss is recorded whenever a decline in fair value of an investment in a unconsolidated affiliate below its carrying amount is determined to be other than temporary.

Sales

Sales are recognized when the revenue is realized or realizable, and the earnings process is complete which occurs when risk and title to the product transfers to the customer, which usually occurs at the time shipment is made. As such, title to the product passes when the product is delivered to the freight carrier. Standard terms of delivery are included in contracts of sale, order confirmation documents and invoices. Freight costs and any directly related costs of transporting finished product to customers are recorded as “Cost of Sales.”

Sales are recorded net of estimates for returns and price allowances, including discounts for prompt payment and volume-based incentives.

Cost of Sales

The Company classifies the costs of manufacturing and distributing its products as cost of sales. Manufacturing costs include raw materials, utilities, packaging and fixed manufacturing costs associated with production. Fixed manufacturing costs include such items as plant site operating costs and overhead, production planning, depreciation and amortization, repairs and maintenance, environmental, and engineering costs. Distribution costs include shipping and handling costs.

Selling, General and Administrative

Selling, general and administrative (“SG&A”) expenses are charged to expense as incurred. SG&A expenses are the cost of services performed by the marketing and sales functions (including sales managers, field sellers, marketing research, marketing communications and promotion and advertising materials) and by administrative functions (including product management, research and development (“R&D”) business management, customer invoicing, and human resources). R&D expenses include the cost of services performed by the R&D function, including technical service and development, process research including pilot plant operations, and product development. In the Predecessor periods, the expenses include costs recorded on business direct cost centers and allocations to the business using ABMC methodology. The direct costs include the expenses of the marketing and sales individuals assigned to the business, including salaries, fringe benefits, travel, materials and supplies, information, technology, and office expenses.

The Company expenses promotional and advertising costs as incurred to SG&A expenses. Total promotional and advertising expense was approximately $3.3 million for the Successor period ended December 31, 2010.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Pension and Postretirement Benefits Plans

The Company has several defined benefit plans, under which participants earn a retirement benefit based upon a formula set forth in the plan. Accounting for defined benefit pension plans, and any curtailments thereof, requires various assumptions, including, but not limited to, discount rates, expected rates of return on plan assets and future compensation growth rates. The Company evaluates these assumptions at least once each year, or as facts and circumstances dictate, and makes changes as conditions warrant. The Company also provides certain health care and life insurance benefits to retired employees mainly to certain retirees in the United States. The plans provide health care benefits, including hospital, physicians’ services, drug and major medical expense coverage, and life insurance benefits.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except for subsidiaries in which earnings are deemed to be indefinitely invested.

The Company recognizes the financial statement effects of uncertain income tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company accrues for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. Interest accrued related to unrecognized tax and income tax related penalties are included in the provision for income taxes. The current portion of uncertain income taxes positions is included in “Income taxes payable” and the long-term portion is included in “Other noncurrent obligations” in the balance sheets.

During the Predecessor periods, the Styron business of Dow did not file separate tax returns in the majority of the territories as it was included in the federal, state and foreign tax returns of the applicable Dow entities within the respective tax jurisdictions. The income tax provision for the Predecessor periods were calculated using a separate return basis, as if the Styron business was a separate taxpayer.

Stock-based Compensation

During the Predecessor period, stock-based compensation was incurred under Dow’s stock-based compensation plans in the form of the Employees’ Stock Purchase Plan and stock option plans, which include deferred and restricted stock. As of June 17, 2010, the Company has implemented new and separate stock-based compensation plans which include service-based and performance-based incentive restricted stock awards of our Parent’s stock.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Stock-based compensation expense is measured at the grant date, based on the fair value of the award. Service-based restricted stock awards are generally recognized as expense on a graded vesting basis over the service period. For performance-based restricted stock awards, the Company recognizes compensation cost if and when it concludes that it is probable that the performance condition will be achieved. The Company calculates the fair value of its performance-based restricted stock awards using a combination of a call option and digital option model.

Periodically, our Parent may sell non-transferable restricted stock to certain officers and key members of management of the Company. Stock based compensation expense on this non-transferable restricted stock is recognized if the non-transferable restricted stock is purchased at a price which is less than the fair value of our Parent’s common stock.

Earnings per Share

The calculation of earnings per share is based on the weighted-average number of the Company’s common shares outstanding for the applicable period. The calculation of diluted earnings per share reflects the effect of all potential dilutive common shares that were outstanding during the respective periods, unless the effect of doing so is anti-dilutive.

Recent Accounting Guidance

In January 2010, the Financial Accounting Standards Board (“FASB”) issued the authoritative guidance for Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements, which amends the existing fair value measurement and disclosure to require additional disclosures regarding fair value measurements. Specifically, the guidance requires entities to disclose the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, the reasons for any transfer in or out of Level 3 and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition, the guidance also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for additional disclosures related to Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption did not impact the Company’s consolidated financial statements or results of operations.

In October 2009, the FASB issued the authoritative guidance for Revenue Recognition: Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, which amends the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and how to allocate consideration received. This guidance is effective for fiscal years beginning on or after June 15, 2010. The adoption of the guidance on January 1, 2011 will not have a material impact on the Company’s consolidated financial statements.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

NOTE C—ACQUISITIONS AND DIVESTITURES

Styron Acquisition

On March 2, 2010, STY Acquisition Corp. (“STY Acquisition”), an affiliate of Bain Capital, entered into a sale and purchase agreement (the “Purchase Agreement”) with Dow, Styron LLC and Styron Holding B.V. (together with Styron LLC, the “Styron Holdcos”) pursuant to which STY Acquisition agreed to acquire 100% of the outstanding equity interests of the Styron Holdcos. STY Acquisition, subsequently (but prior to the close of the transaction) assigned its rights and obligations under the Purchase Agreement to Styron S.àr.l., the Company’s indirect wholly owned subsidiary. The consideration for the purchase of Styron Holdcos was approximately $1,509.4 million, subject to customary adjustments for working capital, employee liabilities and certain other amounts. These amounts included a $75.0 million Dow Seller Note (the “Seller Note”) which is discussed further in Note J. Subsequent to the closing of the acquisition, the Company paid $55.8 million in closing date working capital adjustments. As part of the acquisition, Styron S.àr.l. incurred $56.5 million in transaction costs in connection with the Purchase Agreement, which have been recorded in the consolidated statement of operations as acquisition-related expense in the Successor period ended December 31, 2010.

Trinseo accounted for the acquisition under the purchase method of accounting in accordance with the applicable authoritative guidance for Business Combinations, whereby the purchase price paid was allocated to the acquired assets and liabilities at fair value.

The allocation of the purchase price is as follows (in thousands):

As of June 17, 2010
Cash	$54,468
Accounts receivable	724,559
Inventory	489,725
Property, plant and equipment	594,600
Intangible assets	190,000
Equity investments	67,000
Deferred income taxes	3,601
Other assets	14,214

Total Identifiable Assets	2,138,167

Accounts payable	524,901
Accrued liabilities	21,328
Income tax payable	8,535
Other long-term liabilities	1,638
Pension and other postretirement benefits	109,508

Total Identifiable Liabilities	665,910

Net Identifiable Assets Acquired	1,472,257
Goodwill	37,184

Net Assets Acquired	$1,509,441

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

The above estimated fair values of assets acquired and liabilities assumed are based on the information that was available as of the Styron Acquisition Date to estimate the fair value of assets acquired and liabilities assumed. The Company believes that information provides a reasonable basis for estimating the fair values. The purchase price allocation is substantially complete, however, the quantification of certain tax indemnifications and tax balances are preliminary and are subject to change. The Company expects to complete the purchase price allocation as soon as practicable but no later than one year from the Styron Acquisition Date.

The fair values of the intangible assets were estimated using an income approach. Under this method, an intangible asset’s fair value is equal to the present value of the incremental after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. The fair value of real properties acquired was based on the consideration of their highest and best use in the market. The fair values of property, plant, and equipment, other than real properties that include leasehold improvements acquired, were based on the assumption that unless otherwise identified, will continue to be used “as is” and as part of the ongoing business.

The $37.2 million of goodwill was allocated to reporting units in each of our reportable segments including $13.9 million to Latex, $9.5 million to Rubber, $5.4 million to Engineered Polymers, and $8.4 million to Styrenics. The goodwill recognized is attributable primarily to our assembled workforce. For tax purposes, there is approximately $137.2 million of deductible goodwill.

The Company recognized $56.5 million of acquisition-related costs that were expensed in the Successor period ended December 31, 2010. These costs are included within Acquisition-related expenses within the accompanying consolidated statement of operations and are comprised primarily of the following:

Acquisition Related Expenses
Investment banking fees	$34,225
Legal and due diligence fees	15,893
Other	6,430

$56,548

The following unaudited supplemental pro forma information presents the financial results as if the acquisition of Styron had occurred on January 1, 2009. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2009, nor is it indicative of any future results.

	Year Ended December 31,
	2009	2010
	(unaudited)	(unaudited)
Revenue	$3,667,535	$5,096,418
Net income (loss)	$(146,622)	$107,317

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Divestiture

In December of 2010, the Company sold certain assets relating to its Styrenics Brazilian operations for approximately $12.5 million in total proceeds. Due to the pre-existing economic sharing arrangements with our Brazilian partner for these operations, we are liable to pay 50% of any proceeds to our partner and, accordingly, have established an offsetting $6.25 million liability. These amounts were paid in January of 2011. There was no significant gain or loss on the sale.

NOTE D—INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Trinseo’s investments in unconsolidated affiliates accounted for by the equity method were $128.8 million and $180.6 million at December 31, 2010 and December 31, 2009, respectively.

In September 2010, Trinseo purchased a 50% share of Sumika Styron (formerly Sumitomo Dow Limited) for $47.8 million. Trinseo’s investment was approximately $19.0 million greater than Trinseo’s proportionate share of Sumika Styron’s underlying net assets. This amount represents the fair value of certain identifiable assets which have not been recorded on the historical financials of Sumika Styron. This difference is being amortized over the estimated remaining useful lives of the assets to which it is attributed.

At December 31, 2010 and 2009, the investment in AmSty (a polystyrene joint venture with Chevron Phillips Chemical Company LP) was $201.2 million and $137.4 million less than Trinseo’s proportionate share of AmSty’s underlying net assets. This amount represents the difference between the book value of assets contributed to the joint venture at the time of formation (May 1, 2008) and Trinseo’s 50% share of the total recorded value of the joint venture’s assets. This difference is being amortized over the remaining useful lives of the contributed assets.

The Company provides a $40.0 million revolving loan facility to AmSty, which was assigned as part of the Styron Acquisition. The facility will terminate in August 2011. Borrowing capacity is limited to the difference between the accounts payable due to the 50% equity partner and the Company. There were no outstanding borrowings at December 31, 2010.

Dividends received from the unconsolidated affiliates were $7.8 million for the period ended June 16, 2010, $8.1 million in 2009, and $7.2 million in 2008. There were no dividends received during the Successor period ended December 31, 2010. Equity in earnings from unconsolidated affiliates was $12.6 million from June 17, 2010 to December 31, 2010, $4.5 million from January 1, 2010 to June 16, 2010, net loss of $5.6 million in 2009, and a net loss of $3.6 million in 2008. Subsequent to December 31, 2010, Sumika Styron declared a dividend of approximately $17.2 million payable to shareholders on March 31, 2011. As a 50% equity holder, the Company received approximately $8.6 million of the dividends in April 2011.

Both of the unconsolidated affiliates are privately held companies, therefore, quoted market prices for their stock are not available.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

The summarized financial information of the Company’s unconsolidated affiliates is shown below:

	Predecessor	Successor
Summarized Balance Sheet Information	December 31, 2009	December 31, 2010
Current assets	$457,400	$552,675
Noncurrent assets	450,100	428,044

Total assets	$907,500	$980,719

Current liabilities	$237,000	$285,522
Noncurrent liabilities	69,100	74,798

Total liabilities	$306,100	$360,320

Summarized Income Statement Information	Predecessor			Successor
	Year ended December 31, 2008(1)	Year ended December 31, 2009	January 1 through June 16, 2010	June 17 through December 31, 2010
Sales	$1,424,900	$1,227,600	$863,392	$820,461
Gross profit	36,500	30,400	32,103	49,769
Net income (loss)	(32,100)	(31,100)	(4,878)	6,146

(1)	The summarized income statement information for 2008 includes the results for AmSty from May 1, 2008 through December 31, 2008.

During the Predecessor period, Dow had service agreements with these entities, including contracts to manage the operations of manufacturing sites and the construction of new facilities; licensing and technology agreements; and marketing, sales, purchase and lease agreements. These agreements were not acquired by the Company in relation to the Styron Acquisition.

Sales to our unconsolidated affiliates during the period from June 17, 2010 through December 31, 2010 were $1.7 million. Sales to unconsolidated affiliates during the Predecessor periods, including Dow Reichold Specialty Latex LLC (an unconsolidated affiliate of the Styron business not acquired by the Company) were $8.7 million for the period from January 1, 2010 through June 16, 2010, $19.8 million in 2009 and $25.8 million in 2008. Purchases from unconsolidated affiliates were $145.6 million for the period from June 17, 2010 through December 31, 2010, $130.0 million for the period from January 1, 2010 through June 16, 2010, $71.6 million in 2009, and $56.0 million in 2008.

At December 31, 2010, $2.6 million due from unconsolidated affiliates was included in Accounts receivable and $32.7 million due to unconsolidated affiliates was included in Accounts payable.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

NOTE E—ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	Predecessor	Successor
	December 31, 2009	December 31, 2010
Trade receivables	$363,878	$694,346
Notes receivable	44,694	44,703
Non-income tax receivables	44,685	86,293
Other receivables	23,020	34,149
Less: allowance for doubtful accounts	(11,082)	(4,326)

	$465,195	$855,165

The allowance for doubtful accounts was approximately $4.3 million and $11.1 million at December 31, 2010 and 2009, respectively. The Company recognized expense to increase the allowance for doubtful accounts of $0.5 million in the period from June 17, 2010 through December 31, 2010, $0.5 million in the period from January 1, 2010 through June 16, 2010, $1.1 million in 2009 and $1.4 million in 2008. The decrease in the allowance for doubtful accounts between December 31, 2009 and December 31, 2010 relates primarily to the write-off of accounts receivable that were fully reserved.

During the Predecessor periods, trade receivables were subject to inclusion in Dow’s various trade accounts receivable securitization programs.

NOTE F—INVENTORIES

Inventories consisted of the following:

	Predecessor	Successor
	December 31, 2009	December 31, 2010
Finished Goods	$201,393	$297,830
Work in Process	94,852	139,234
Raw Materials	29,332	81,797
Supplies	41,777	31,476

Total Inventories	$367,354	$550,337

For the Predecessor period, the reserves reducing inventories from FIFO basis to LIFO basis amounted to $9.4 million as of December 31, 2009. Inventories valued on a LIFO basis, principally hydrocarbon and U.S. plastics product inventories, represented 15% of the total inventories at December 31, 2009. A reduction of certain inventories resulted in the liquidation of some of the LIFO inventory layers, increasing pretax income by approximately $12.3 million, $5.3 million and $6.9 million during the Predecessor periods ended June 16, 2010, December 31, 2009 and December 31, 2008, respectively.

The Company increased the book value of acquired inventory by $38.0 million to record it at fair value on the Styron Acquisition Date. This amount was fully expensed when the inventory was sold in the Successor period ended December 31, 2010.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

NOTE G—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	Estimated Original Useful Lives (Years)	Predecessor	Estimated Useful Lives (Years)	Successor
		December 31, 2009		December 31, 2010
Land	Not applicable	$14,275	Not applicable	$56,156
Land and waterway improvements	15-25	52,219	1-20	12,660
Buildings	5-55	260,558	2-40	45,564
Machinery and equipment	3-20	2,292,172	1-20	446,765
Utility and supply lines	5-20	66,294	1-10	5,217
Leasehold interests	—	—	1-45	49,983
Other property	3-30	2,882	1-8	2,367
Construction in process	Not applicable	7,109	Not applicable	21,073

Total		2,695,509		639,785
Less: accumulated depreciation		(2,233,485)		(52,116)

Property and equipment, net		$462,024		$587,669

	Predecessor			Successor
	Year Ended December 31, 2008	Year Ended December 31, 2009	January 1 through June 16, 2010	June 17 through December 31, 2010
Depreciation expense	$82,041	$94,464	$46,377	$53,886
Capitalized interest	$4,754	$1,249	$142	$305

NOTE H—GOODWILL AND INTANGIBLE ASSETS

Goodwill

The following table shows changes in the carrying amount of goodwill for the period from June 17, 2010 to December 31, 2010 by reportable segment:

	Emulsion Polymers		Plastics
	SB Latex	Synthetic Rubber	Styrenics	Engineered Polymers	Total
At June 17, 2010	$13,865	$9,496	$8,439	$5,384	$37,184
Cumulative translation adjustment	1,185	812	721	460	3,178

At December 31, 2010	$15,050	$10,308	$9,160	$5,844	$40,362

The following table shows the changes in the carrying amount of goodwill for the year ended December 31, 2009:

	Emulsion Polymers		Plastics
	SB Latex	Synthetic Rubber	Styrenics	Engineered Polymers	Total
Gross goodwill at December 31, 2009	$17,381	$—	$29,610	$99,538	$146,529
Accumulated impairments at December 31, 2009	—	—	—	(31,138)	(31,138)

Net goodwill at December 31, 2009	$17,381	$—	$29,610	$68,400	$115,391

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

In 2008, the annual impairment test for goodwill determined that the fair value of the goodwill related to the Engineered Polymers segment was less than its carrying value as a result of lower-than-anticipated revenue growth and reduced operating margins mainly due to the severe downturn in the automotive industry. As a result of completing the impairment test to determine the implied fair value of goodwill, it was concluded that the goodwill was impaired and an impairment charge of approximately $31.1 million was recorded. The Company concluded there were no impairments in 2010 or 2009 nor triggering events in the Predecessor period ended June 16, 2010.

Other Intangible Assets

The following table provides information regarding the Company’s other intangible assets:

	Successor
	December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net
Developed technology	$206,243	$(7,450)	$198,793

	Predecessor
	December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net
Licenses and intellectual property	$13,934	$(8,289)	$5,645
Patents	21,992	(14,661)	7,331
Software	2,201	(2,179)	22
Other	19,533	(16,722)	2,811

Total intangibles assets with finite lives	$57,660	$(41,851)	$15,809

Amortization expense totaled $7.3 million for the Successor period ended December 31, 2010 and $2.0 million, $4.7 million, and $2.9 million in the Predecessor periods ending June 16, 2010, December 31, 2009 and December 31, 2008, respectively. The useful life of the Successor period intangible assets is fifteen years. During the Predecessor periods, the weighted-average amortization period is five years which is based on our expected product lives and related cash flows.

Estimated Amortization Expense for the Next Five years
2011	$13,750
2012	$13,750
2013	$13,750
2014	$13,750
2015	$13,750

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

NOTE I—ACCOUNTS PAYABLE

At December 31, accounts payable consisted of the following:

	Predecessor	Successor
	December 31, 2009	December 31, 2010
Trade payables	$317,000	$497,316
Other payables	49,542	46,944

	$366,542	$544,260

During the Predecessor periods, trade accounts payable were allocated based on the Predecessor’s proportion of certain expenses to the corresponding total amount of those expenses for Dow.

NOTE J—DEBT

	Balance as of December 31, 2010	Average annual interest rate
Term Loan	$765,211	7.50%
Revolving Facility	130,000	8.00%
Seller Term Loan	75,000	9.50%
Accounts receivable securitzation	83,410	3.50%

Total debt	1,053,621
Less: current portion	(99,410)

Total long-term debt	$954,211

Senior Secured Credit Facility

In June 2010, the Company entered into a credit agreement (the “Senior Secured Credit Facility”) with a lender for (i) an $800.0 million senior secured term loan (the “Term Loan”) and a (ii) $240.0 million revolver (the “Revolver”). The proceeds of these borrowings were used to finance, in part, the Styron Acquisition and pay transaction fees and expenses related to the Styron Acquisition. The borrowing rate is equal to LIBOR (subject to floors of 1.75% for the Revolving Facility and 1.5% for the Term Loan) or the U.S. prime lending rate (subject to a floor of 2.5%), plus respective applicable margin rates. The applicable margin rates are determined by the leverage ratio in effect on the first day of each interest period. The applicable margin rate is determined by the leverage ratio in effect on the first day of each interest period. As part of the terms of the $240.0 million Revolver, the Company has access to a swing line loan, not to exceed the lesser of $10.0 million or the aggregate amount of the revolver credit commitment, as well as letters of credit not to exceed the lesser of $125.0 million or the aggregate amount of the revolver credit commitment.

Principal payments under the Term Loan are due in equal quarterly installments of 1.25% of the aggregate principal amount of all Term Loans outstanding during 2010. For 2011, payments are due in quarterly installments of 0.50% of the aggregate principal amount of all Term Loans outstanding. Thereafter, payments are due in quarterly installments of 0.25% of the aggregate

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

principal amount of all Term Loans outstanding. The maturity of the Term Loan is 6 years after the closing date of the agreement or, June 17, 2016. At December 31, 2010 there were $780.0 million in outstanding borrowings under the Term Loan.

Principal payments under the Revolver are due in aggregate on the outstanding balance on the Revolver maturity date of June 17, 2015. At December 31, 2010 there were $130.0 million in outstanding borrowings and $18.5 million in outstanding letters of credit on the Revolver. All obligations under the Term Loan and the Revolver are guaranteed and collateralized by substantially all the tangible and intangible assets of the Company and its subsidiaries.

Interest incurred on the Term Loan and the Revolver during the Successor period ended December 31, 2010 was $32.7 million and $2.8 million, respectively. Cash paid relating to interest on the Term Loan and Revolver for the year ended December 31, 2010 was $27.7 million and $1.4 million, respectively.

The Senior Secured Credit Facility requires that the Company comply with specific debt covenants which include the maintenance of certain financial ratios. These ratios include both a maximum leverage ratio no greater than 3.90 to 1 and an interest coverage ratio no less than 2.25 to 1 for the most recent twelve-month period. As of December 31, 2010 the Company was in compliance with all debt covenants.

Fees and costs incurred in connection with the Company’s borrowings are capitalized and included in Deferred charges and other assets on the December 31, 2010 consolidated balance sheet. The Term Loans were issued at a $16.0 million discount to original face value. Debt issuance costs and debt discounts are amortized to interest expense over the term of the respective loan agreements using the effective interest method. The Revolver and accounts receivable securitization debt issuance costs are being amortized using a straight-line method. As of December 31, 2010, debt issuance costs totaled $56.8 million. The Company recorded amortization expense of $4.6 million and $1.2 million relating to debt issuance costs and debt discounts, respectively, for the period ended December 31, 2010. Debt discount was $14.8 million as of December 31, 2010 and is netted against short-term and long-term debt in the consolidated balance sheet. Both the amortization of debt issuance costs and debt discounts are included in interest expense in the consolidated statement of operations.

On February 2, 2011, the Senior Secured Credit Facility was amended to increase the available incremental borrowings under the Term Loan from $780.0 million to $1.6 billion. Pursuant to the amendment, we borrowed an aggregate principal amount of $1.4 billion (the “New Term Loan”), the proceeds of which were used to repay the Term Loan and related accrued interest, repay a term loan that was issued by Dow at the time of the Styron Acquisition and related accrued interest, make a distribution to the stockholders of the Parent, and provide general corporate funds. The amendment increased the maximum leverage ratio to no greater than 4.50 to 1 and maintained the interest coverage ratio at no less than 2.25 to 1 for the most recent twelve-month period. Principal payments for the New Term Loan are due in equal quarterly installments of 0.25% of the $1.4 billion aggregate principal amount. The New Term Loan matures in August 2017.

The Company incurred a total of $26.7 million in debt issuance costs related to the amendment, of which $18.9 million is associated with the New Term Loan and $7.8 million

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

represent fees paid to lenders to repay the Term Loan prior to maturity. As a result of repaying the Term Loan, $749.0 million of the Term Loan was determined to be extinguished and $31.0 million was determined to be modified. The Company will capitalize $18.7 million of the debt issuance costs associated with the New Term Loan and amortize into interest expense using the effective interest rate method, with the remaining $0.2 million of third-party fees associated with the modified portion of the Term Loan being expensed as incurred. Of the $7.8 million in fees paid to lenders associated with the Term Loan, $7.5 million will be expensed as incurred, with the remaining $0.3 million associated with the modified portion of the Term Loan and, along with the existing unamortized discount attributed to the modified Term Loan, amortized into interest expense over the remaining term of the modified Term Loan using the effective interest method. As a result of the extinguishment of $749.0 million of the Term Loan, the Company will record a loss on extinguishment of $55.7 million during the first quarter of 2011, which is comprised of $7.5 million in fees paid to the lenders, $0.2 million in third-party fees associated with the modified Term Loan, and the remainder attributable to the write-off of existing unamortized debt issuance costs and original issue discount attributed to the $749.0 million in Term Loans extinguished, totaling $34.0 million and $14.0 million, respectively.

Annual maturities of long-term debt on the New Term Loan are as follows over the next five years and thereafter:

Year	Annual Maturity
2011	$14,000
2012	14,000
2013	14,000
2014	14,000
2015	14,000
Thereafter	1,330,000

Total	$1,400,000

Interest Rate Cap Agreement

The Senior Secured Credit Facility requires that the Company maintain interest cap agreements having a term of at least three years for an aggregate notional principal amount equal to at least 50% (35% subsequent to the February 2, 2011 amendment of the Senior Secured Credit Facility) of the aggregate principal amount of all term loans then outstanding.

The Company uses interest rate cap agreements to protect cash flows from fluctuations caused by volatility in interest rates. At December 31, 2010, the Company had two outstanding interest rate caps with an aggregate notional amount of $400.0 million.

The Company’s interest rate risk management strategy is to use derivative instruments to minimize significant unanticipated earnings fluctuations that may arise from volatility in interest rates of the Company’s borrowings and to manage the interest rate sensitivity of its debt. At December 31, 2010, the non-current asset associated with interest rate cap agreements was recorded at fair value on the balance sheet in Deferred charges and other assets. The Company does not account for the interest rate cap agreements as hedges. As such, changes in the fair value of underlying derivative instruments are recognized in interest expense, net.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

At December 31, 2010, the interest rate caps had a fair value of approximately $0.9 million. For the period ended December 31, 2010, the Company recognized a gain of approximately $0.1 million which is reflected as a reduction to interest expense.

On March 25, 2011, the Company entered into an additional interest rate cap agreement for a notional amount of $90.0 million, bringing the total interest rate cap coverage to a notional amount of $490.0 million, representing 35% of the $1.4 billion in term loan borrowing under the Amended Senior Secured Credit Facility.

Accounts Receivable Securitization

In August, 2010, a VIE in which the Company is the primary beneficiary, Styron Receivable Funding Ltd. (“SRF”), executed an agreement with a bank for an accounts receivable securitization facility. The facility permits borrowings by one of the Company’s subsidiaries, Styron Europe GmbH (“SE”), up to a total of $160.0 million. Under the receivables facility, SE will sell their accounts receivable from time to time to SRF. In turn, SRF may sell undivided ownership interests in such receivables to commercial paper conduits in exchange for cash. The Company has agreed to continue servicing the receivables for SRF. Upon the sale of the interests in the accounts receivable by SRF, the conduits have a first priority perfected security interest in such receivables and, as a result, the receivables will not be available to the creditors of the Company or its other subsidiaries. At December 31, 2010, there was approximately $94.3 million of accounts receivable available to support this facility, based on our pool of eligible accounts receivable, and there were approximately $83.4 million in outstanding borrowings, which are included in short-term borrowings in the consolidated balance sheet at December 31, 2010. Interest incurred on the accounts receivable securitization facility through the period ended December 31, 2010 was $1.4 million. The Company recorded $0.4 million in amortization of debt issuance costs related to the accounts receivable securitization.

Seller Term Loan

On June 17, 2010, the Company entered into a $75.0 million term loan with Dow (the “Seller Term Loan”) which was effectively used to finance the Styron Acquisition. The Seller Term Loan is due in full at maturity on June 17, 2019. Interest on the loan is due semi-annually in arrears starting on December 31, 2010, at a rate of 9.5% per annum. The Company may elect at any time to pay interest in cash or by increasing the amount of the loan, not to exceed the principal amount of $75.0 million. Interest incurred on the Seller Term Loan through the period ended December 31, 2010 was $3.8 million.

On February 3, 2011, the Company repaid the Seller Term Loan in full and the related accrued interest of approximately $4.5 million.

Debt was not allocated for the Predecessor period.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

NOTE K—SHAREHOLDER’S EQUITY

Common Stock

On June 17, 2010, the Parent contributed capital of $650.0 million in exchange for 71,736,950 shares of our common stock.

On February 3, 2011, $471.4 million of the net cash proceeds from the New Term Loan under the amended Senior Secured Credit Facility were used to pay a distribution to stockholders of the Parent. The amended Senior Secured Credit Facility places certain restrictions on the payment of future dividends and other distributions to stockholders.

NOTE L—FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

Level 1- Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3- Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The following tables summarize the bases used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet at December 31, 2010:

	Successor
	December 31, 2010
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets at Fair Value
Interest Rate Cap Agreements	$—	$892	$—	$892

Total assets at fair value	$—	$892	$—	$892

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

NOTE M—INCOME TAXES

Income (loss) before income taxes earned within and outside the United States is shown below:

	Predecessor			Successor
	December 31, 2008	December 31, 2009	January 1, 2010 through June 16, 2010	June 17, 2010 through December 31, 2010
United States	$134,740	$99,247	$67,615	$(15,633)
Outside of the United States	(131,107)	54,519	58,911	16,744

Income before income taxes	$3,633	$153,766	$126,526	$1,111

The provision (benefit) for income taxes is composed of:

	Successor
	June 17, 2010 through December 31, 2010
	Current	Deferred	Total
U.S. federal	$12,643	$(15,036)	$(2,393)
U.S. state and other	1,200	(1,329)	(129)
Non-U.S.	27,208	(6,812)	20,396

Total	$41,051	$(23,177)	$17,874

	Predecessor
	December 31, 2008			December 31, 2009			January 1, 2010 through June 16, 2010
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
U.S. federal	$61,000	$(18,000)	$43,000	$49,000	$(19,000)	$30,000	$33,000	$(6,000)	$27,000
U.S. state and local	3,000	—	3,000	3,000	(1,000)	2,000	2,000	(1,000)	1,000
Non-U.S.	96,000	(11,000)	85,000	48,000	10,000	58,000	42,000	(17,000)	25,000

Total	$160,000	$(29,000)	$131,000	$100,000	$(10,000)	$90,000	$77,000	$(24,000)	$53,000

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

The effective tax rate on pre-tax income differs from the U.S. statutory rate due to the following:

	Predecessor			Successor
	Year Ended December 31, 2008	Year Ended December 31, 2009	January 1, 2010 through June 16, 2010	June 17, 2010 through December 31, 2010
Taxes at U.S. statutory rate (1)	$1,000	$54,000	$44,000	$389
Equity in earnings of unconsolidated affiliates	2,000	(4,000)	(1,000)	—
Non U.S. statutory rates, including credits (2)	83,000	—	(5,000)	(21,824)
Non-deductible acquisition-related expenses	—	—	—	15,420
U.S. tax effect of foreign earnings and dividends	(9,000)	1,000	4,000	(96)
Unremitted earnings (3)	—	—	—	757
Stock-based compensation	—	—	—	2,863
Goodwill impairment losses	6,000	—	—	—
Withholding taxes on interest and royalties	—	—	—	2,498
Change in valuation allowances	46,000	38,000	9,000	2,650
Uncertain tax positions				4,000
Non-deductible expenses	—	—	—	10,493
U.S. manufacturing deduction	—	—	—	(994)
Impact of foreign currency exchange	—	—	—	839
Other- net	2,000	1,000	2,000	879

Total tax provision	$131,000	$90,000	$53,000	$17,874

Effective tax rate	3,606%	58%	42%	1,609%

(1)	The U.S. statutory rate has been used as management believes it is more meaningful to the Company’s investors.
(2)	Includes tax provision for statutory taxable income in foreign jurisdictions for which there is no corresponding amount in income before income taxes.
(3)	Successor period is reflective of incorporation under the existing laws of the Grand Duchy of Luxembourg

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial and tax reporting:

	Predecessor		Successor
	December 31, 2009		December 31, 2010
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Tax loss and credit carry forwards	$139,907	$—	$9,825	$—
Unremitted earnings	—	6,737	—	10,747
Unconsolidated affiliates	18,088	—	6,219	—
Other accruals and reserves	28,634	—	6,717	—
Property, plant and equipment	—	858	—	43,112
Goodwill and other intangible assets	—	—	42,704	—
Debt issuance costs	—	—	5,556	—
Employee benefits	—	—	16,084	—
LIFO reserve	—	7,372	—	—

	186,629	14,967	87,105	53,859
Valuation allowance	(113,684)	—	(12,598)	—

Total	$72,945	$14,967	$74,507	$53,859

At December 31, 2010, all undistributed earnings of foreign subsidiaries and affiliates are expected to be repatriated. Operating loss carryforwards amounted to $47,439. At December 31, 2010, $27,779 of the operating loss carryforwards were subject to expiration in 2011 through 2015, and $19,660 of the operating loss carryforwards expire in years beyond 2015 or have an indefinite carryforward period. No tax credit carryforwards were recorded at December 31, 2010. The Company had valuation allowances, which were primarily related to the realization of recorded tax benefits on tax loss carryforwards from operations in Japan, China, Brazil and Hong Kong of $12,598 at December 31, 2010.

Undistributed earnings of foreign subsidiaries and related companies that are deemed to be permanently invested amounted to approximately $1,118 million at December 31, 2009. Operating loss carryforwards amounted to approximately $766 million at December 31, 2009. None of the operating loss carryforwards were subject to expiration through 2014 and, thus, our carryforwards expire in years beyond 2014 or have an indefinite carryforward period. No tax credit carryforwards were recorded at December 31, 2009. The business had valuation allowances, which were primarily related to the realization of recorded tax benefits on tax loss carryforwards from operations in Finland, Taiwan, Switzerland, and Australia of approximately $114 million at December 31, 2009.

During the Predecessor periods, the Styron business did not file separate tax returns in the majority of the territories as it was included in the tax returns of Dow entities within the respective tax jurisdictions. The income tax provision included in these financial statements was calculated using a separate return basis, as if the Styron business was a separate taxpayer. Accordingly, the Styron business’s tax results as presented are not necessarily indicative of results that the Styron business would have generated as a stand-alone company for the Predecessor periods presented. The amount paid for taxes approximates the current provision.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

During all Predecessor periods, there were $4.5 million of unrecognized tax benefits. For the Successor period, a reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Liabilities assumed in Styron acquisition at June 17, 2010	$1,300
Increases related to current year tax positions	4,000

Balance as of December 31, 2010	$5,300

Interest accrued related to unrecognized tax and income tax related penalties are included in the provision for income taxes for all periods presented. There was no interest and penalties in the consolidated statement of operations for either the Successor or Predecessor periods. As of December 31, 2010, we do not anticipate that the liability for uncertain tax positions will materially change within the next twelve months. The amount of unrecognized tax benefit at December 31, 2010 that will impact our effective rate is $5.3 million.

As of December 31, 2010, the following tax years remained subject to examination by the major tax jurisdiction indicated:

China	2007-2010
Hong Kong	2004-2010
Indonesia	2007-2010

As a majority of the Trinseo legal entities had no significant activity or were formed in 2010, tax returns have not yet been filed in most jurisdictions and, accordingly, have not been subject to examination.

Pursuant to the terms of the Purchase Agreement, the Company has been indemnified from and against any taxes for or with respect to any Predecessor period.

NOTE N—NET LOSS PER SHARE

The following summarizes net loss per share for the period from June 17, 2010 to December 31, 2010 (in thousands, except per share data):

Net loss	$(16,763)
Weighted average shares outstanding, basic and diluted	71,737

Net loss per share, basic and diluted	$(0.23)

The Company does not have any potentially dilutive instruments.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

NOTE O—COMMITMENTS AND CONTINGENCIES

Leased Property

The Company routinely leases premises for use as sales and administrative offices, warehouses and tanks for product storage, motor vehicles, railcars, computers, office machines, and equipment under operating leases. Rental expense was $6.2 million during the Successor period ended December 31, 2010. Rental expense under operating leases charged to the Styron business during the Predecessor periods were $3.0 million for the period ended June 16, 2010 and $6.5 million and $7.2 million for the periods ended December 31, 2009, and 2008, respectively.

Future minimum rental payments under operating leases with remaining noncancelable terms in excess of one year are as follows:

Year
2011	$5,562
2012	5,691
2013	4,909
2014	3,900
2015	2,996
Thereafter	15,239

Total	$38,297

Environmental Matters

Accruals for environmental-matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law, existing technologies and other information. At December 31, 2010 and December 31, 2009, the Company had accrued obligations of $0 million and $11.9 million, respectively, for environmental remediation and restoration costs. Pursuant to the terms of the Styron sales and purchase agreement, the pre-closing environmental conditions were retained by Dow and the Company has been indemnified by Dow from and against all environmental liabilities incurred or relating to the Predecessor periods. There are several properties which the Company now owns on which Dow has been conducting remediation to address historical contamination. Those properties include Allyn’s Point, Connecticut, Dalton, Georgia, Livorno, Italy and Guaraja, Brazil. There are other properties with historical contamination that are owned by Dow that the Company leases for its operations, including its facility in Midland, Michigan. No environmental claims have been asserted or threatened against the Company, and the Company is not a potentially responsible party at any Superfund Sites. Further, amounts which were included in Predecessor periods relate to liabilities where Dow or Dow’s affiliates have been named in an order or agreement or are liable for certain remediation liabilities. As Trinseo has not been named as a liable or potentially liable party at any environmental remediation site or Superfund site, nor has any legal liability been incurred, no amounts were included as part of the opening balance sheet of the Company.

Inherent uncertainties exist in Trinseo’s potential environmental liabilities primarily due to unknown conditions whether future claims may fall outside the scope of the indemnity,

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

changing governmental regulations and legal standards regarding liability, and evolving technologies for handling site remediation and restoration. It is the opinion of management in connection with our existing indemnification that the possibility is remote that environmental remediation costs will have a material adverse impact on the consolidated financial statements.

The following table summarizes the activity in Trinseo’s accrued obligations for environmental matters for the Predecessor year ended December 31, 2009.

Predecessor
Year Ended December 31, 2009
Balance at beginning of the period	$12,041
Additional accruals	3,429
Charges against reserve	(3,573)

Balance at the end of the period	$11,897

There were no amounts on the consolidated financial statements relating to environmental remediation for the Successor period ended December 31, 2010. The amount charged to income on a pretax basis related to environmental remediation totaled $3.0 million for the Predecessor period ended June 16, 2010 and $3.4 million and $5.5 million for the years ended December 31, 2009 and 2008, respectively. Capital expenditures for environmental protection were less than $1 million for the period ended December 31, 2010, $2.4 million for the Predecessor period ended June 16, 2010 and $6.5 million and $3.1 million for the years ended December 31, 2009 and 2008, respectively.

Purchase Commitments

Trinseo has certain raw material purchase contracts where it is required to purchase certain minimum volumes at current market prices. These commitments range from 1 to 10 years. The following table presents the fixed and determinable portion of the obligation under Trinseo’s purchase commitments at December 31, 2010 (in millions):

Year
2011	$2,757
2012	2,400
2013	1,913
2014	1,920
2015 and beyond	10,016

Total	$19,006

In certain raw material purchase contracts, the Company has the right to purchase less than the required minimums and pay a liquidated damages fee, or, in case of a permanent plant shutdown, to terminate the contracts. In such cases, these obligations would be less than the obligations shown in the table above.

The Company has service agreements with Dow and Bain Capital, some of which contain fixed annual fees. See Note S for further discussion.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Litigation Matters

From time to time the Company may be subject to various legal claims and proceedings incidental to the normal conduct of business, relating to such matters as product liability, antitrust/competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these routine claims, management does not believe that the ultimate resolution of these claims will have a material adverse effect on the Company’s results of operations, financial condition or cash flow.

Legal costs, including those legal costs expected to be incurred in connection with a loss contingency, are expensed as incurred.

In 2003, the U.S., Canadian and European competition authorities initiated separate investigations into alleged anticompetitive behavior by certain participants in the synthetic rubber industry, which the Business operates in. Dow has responded to requests for documents and is otherwise cooperating in the investigations. On June 10, 2005, Dow received a Statement of Objections from the European Commission (the “EC”) stating that it believed that Dow, together with other participants in the synthetic rubber industry, engaged in conduct in violation of European competition laws with respect to the butadiene rubber and emulsion styrene butadiene rubber businesses. In connection therewith, on November 29, 2006, the EC issued its decision alleging infringement of Article 81 of the Treaty of Rome and imposed a fine of € 64.6 million on Dow; several other companies were also named and fined. As a result, a loss contingency of $92.5 million related to the fine is included in “Accrued expenses and other current liabilities” in the combined balance sheet at December 31, 2009. Dow has appealed the EC’s decision. On October 13, 2009, the Court of First Instance held a hearing on the appeal of all parties.

The liability from this action was allocated, for accounting purposes, to the Styron business by Dow in the preparation of our Predecessor period financial statements. Any potential liability related to this action is retained by Dow and is only presented in the Predecessor financial statements.

NOTE P—PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Successor Period

Defined Benefit Pension Plans

A majority of Trinseo employees, who were previously employees of Dow, are participants in various defined benefit pension and other postretirement plans which are administered and sponsored by either Dow or Trinseo. Trinseo is in the process of separately establishing its own plans in certain territories. Plans originally established in Germany and Japan have already been legally separated into Trinseo’s own administered and sponsored plans. The remainder of territories not separately established on an independent Trinseo plan are expected to be legally separated by 2012. Trinseo employees, who were not previously associated with the acquired pension and postretirement plans, are generally not eligible for enrollment in these plans. Pension benefits are typically based on length of service and the employee’s final average compensation.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Other Postretirement Benefits

The Company provides certain health care and life insurance benefits to retired employees. The Company’s plans outside of the United States are not significant; therefore, this discussion relates to the U.S. plans only. The plans provide health care benefits, including hospital, physicians’ services, drug and major medical expense coverage, and life insurance benefits. In general, for employees hired by Dow before January 1, 1993, the plans provide benefits supplemental to Medicare when retirees are eligible for these benefits. The Company and the retiree share the cost of these benefits, with the Company portion increasing as the retiree has increased years of credited service, although there is a cap on the Company portion. The Company has the ability to change these benefits at any time. Employees hired after January 1, 2008 are not covered under the plans.

Assumptions

The weighted-average assumptions used to determine pension plan obligations and net periodic benefit costs are provided below:

	Obligations at December 31, 2010	Net periodic costs for the period June 17, 2010 to December 31, 2010
Discount rate	4.45%	4.30%
Rate of increase in future compensation levels	2.94%	2.96%
Expected long-term rate of return on plan assets	N/A	4.00%

The expected long-term rate of return on plan assets is determined by performing a detailed analysis of key economic and market factors driving historical returns for each asset class and formulating a projected return based on factors in the current environment. Factors considered include, but are not limited to, inflation, real economic growth, interest rate yield, interest rate spreads, and other valuation measures and market metrics. The expected long-term rate of return for each asset class is then weighted based on the strategic asset allocation approved by the governing body for each plan. The historical experience with the pension fund asset performance is also considered.

The weighted-average assumptions used to determine other postretirement benefit obligations and net periodic benefit costs are provided below:

	Obligations at December 31, 2010	Net periodic costs for the period June 17, 2010 to December 31, 2010
Discount rate	5.70%	5.60%
Initial health care cost trend rate	7.67%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%
Year ultimate trend rate to be reached	2019	2019

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

A one-percentage point change in the assumed health care cost trend rate would have had a nominal effect on both service and interest cost as well as the projected benefit obligations.

The net periodic benefit costs for the pension and other postretirement benefit plans for the period June 17, 2010 through December 31, 2010 were as follows:

Net periodic benefit cost	Defined Benefit Pension Plans	Other Postretirement Benefits
Service cost	$4,760	$161
Interest cost	2,951	167
Expected return on plan assets	(558)	—

Net periodic benefit cost	$7,153	$328

Amounts recognized in Other Comprehensive Income	Defined Benefit Pension Plans	Other Postretirement Benefits
Net gain	$(8,222)	$(168)
Currency impact	(24)	(3)

Total recognized in other comprehensive income	(8,246)	(171)
Net periodic benefit cost	7,153	328

Total recognized in net periodic benefit cost and other comprehensive income	$(1,093)	$157

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

The changes in the pension benefit obligations and the fair value of plan assets and the funded status of all significant plans for the period June 17, 2010 through December 31, 2010 were as follows:

	Defined Benefit Pension Plans	Other Postretirement Benefits
Change in projected benefit obligations
Benefit obligation at beginning of period	$118,214	$5,118
Service cost	4,760	161
Interest cost	2,951	167
Plan participants’ contributions	776	—
Actuarial changes in assumptions and experience	(8,370)	(168)
Benefits paid	(242)	—
Currency impact	15,210	85

Benefit obligation at end of period	$133,299	$5,363

Change in plan assets
Fair value of plan assets at beginning of period	$20,890	$—
Actual return on plan assets	411	—
Currency impact	4,893	—
Employer contributions	3,986	—
Plan participants’ contributions	776	—
Benefits paid	(242)	—

Fair value of plan assets at end of period	30,714	—

Funded status at end of period	$(102,585)	$(5,363)

Net amounts recognized in the balance sheets at December 31:
Noncurrent assets	$49	$—
Current liabilities	(308)	(5)
Noncurrent liabilities	(102,326)	(5,358)

Net amounts recognized in the balance sheet	$(102,585)	$(5,363)

Accumulated benefit obligation at the end of the period	$87,313	$5,363

Pretax amounts recognized in AOCI at December 31:
Net gain	$(8,246)	$(171)

In 2011, an estimated net gain of approximately $0.1 million for the defined benefit pension plans and other postretirement benefit plans will be amortized from AOCI to net periodic benefit cost.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

The estimated future benefit payments, reflecting expected future service, as appropriate, are presented in the following table:

	Defined Benefit Pension Plans	Other Postretirement Benefits
2011	$1,763	$5
2012	2,304	15
2013	4,100	27
2014	3,715	46
2015	3,855	72
2016 through 2020	31,272	1,144

Total	$47,009	$1,309

Estimated contributions to the defined benefit pension plans in 2011 are $9.4 million.

The following information is for plans with both projected and accumulated benefit obligations in excess of the fair value of plan assets at year end:

At December 31, 2010
Projected benefit obligations	$132,888
Accumulated benefit obligations	86,902
Fair value of plan assets	30,254

Plan Assets

For plans that have not yet been separately established, plan assets consist primarily of receivables from Dow, which are based on a contractually determined proportion of Dow’s plan assets. These assets will be transferred into the Company’s new plans when they are established in 2011 or 2012. Dow’s underlying plan assets consist of equity and fixed income securities of U.S. and foreign issuers and insurance contracts, and may include alternative investments such as real estate and private equity. At December 31, 2010, plan assets totaled $30.7 million. Of this amount, $23.0 million represents receivables from Dow, which are based on Trinseo’s proportionate share in Dow plan assets.

Concentration of Risk

The Company and Dow mitigate the credit risk of investments by establishing guidelines with investment managers that limit investment in any single issue or issuer to an amount that is not material to the portfolio being managed. These guidelines are monitored for compliance both by the Company and Dow and external managers. Credit risk related to derivative activity is mitigated by utilizing multiple counterparties and through collateral support agreements.

Defined Benefit Pension and Other Postretirement Plans-Predecessor Periods

A majority of the Styron business’s employees were participants in various defined benefit pension and other postretirement plans administered and sponsored by Dow. Pension benefits

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

are based on length of service and the employee’s final average compensation. The other postretirement plans provide certain health care and life insurance benefits to retired employees.

The financial statements reflect the plans on a multi-employer basis in accordance with the authoritative guidance on accounting for multi-employer plans. The pension and other postretirement benefit obligations and service costs of Dow’s plans were determined based on actuarial valuations of individual participant data. Other costs were allocated based on the employee’s proportionate share of the pension obligations for the respective Dow plans they participated in. The pension and other postretirement plan expense for the participating Trinseo employees was $6.3 million for the period ended June 16, 2010 and $11.7 million and $11.1 million for 2009 and 2008, respectively.

Defined Contribution Plans

Successor Period

The Company also offers defined contribution plans to eligible employees in the U.S. and in other countries, including Australia, Brazil, Hong Kong, Switzerland, Taiwan and the United Kingdom. The defined contribution plans are comprised of a non-discretionary elective matching contribution component as well as a discretionary non-elective contribution component. Employees participate in the non-discretionary component by contributing a portion of their eligible compensation to the plan, which is partially matched by the Company. Non-elective contributions are made at the discretion of the Company and are based on a combination of eligible employee compensation and performance award targets. During the period from June 17, 2010 through December 31, 2010, the Company contributed $3.0 million to the defined contribution plans.

Predecessor Period

Dow offered defined contribution plans (Employee Savings Plans) to eligible employees in the U.S. whereby employees participate by contributing a portion of their compensation, which is partially matched by the Company. Defined contribution plans also cover certain employees in other countries, including Australia, Brazil, Hong Kong, Switzerland, Taiwan and the United Kingdom. Contributions were allocated to the Styron business based on headcount for all defined contribution plans in which Styron employees participated in. Allocated contributions totaled $1.9 million for the period from January 1, 2010 through June 16, 2010, $3.8 million for the year ended December 31, 2009 and $1.4 million for the year ended December 31, 2008.

NOTE Q—STOCK BASED COMPENSATION

Successor Period

Executive Subscription and Securityholder’s Agreements

On June 17, 2010, our Parent authorized the issuance of up to 750,000 shares in service-based and performance-based restricted stock to certain key members of management. Any related compensation associated with these awards is allocated to the Company from the Parent.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Service-based restricted stock awards vest over four to five years with a portion (25% or 40%) cliff vesting after one or two years. The remaining portion of the awards vest ratably over the subsequent three years, subject to the participant’s continued employment with the Company, and vest automatically upon a change of control of the Company excluding a change in control related to an initial public offering (“IPO”). Should a participant’s termination occur within defined time frames due to death or permanent disability, a termination of the participant by the Company or one of its subsidiaries without cause, or the participant’s voluntary resignation for good reason, a portion of the unvested restricted stock awards will either vest on the termination date or up to twelve months thereafter.

The performance-based restricted stock awards contain a service-based component, and vest in the same manner as all other service-based awards, but only if certain targets are achieved based on various returns realized by our stockholders on a change in control or an IPO. Generally, performance-based restricted stock will not vest until a change in control or an IPO. Holders of vested performance-based stock are entitled to distributions from the Parent only after investors in our Parent have received distributions equal to their original investment.

Our Parent has a call right that gives it the option, but not the obligation, to repurchase vested stock at the then current fair value upon an employee’s termination, or at cost in certain circumstances.

A summary of our service-based restricted stock awards activity during the Successor period is as follows:

Service-based restricted stock	Shares	Weighted- Average Grant Date Fair Value
Unvested, June 16, 2010	—	$—
Granted	165,218	169.52
Vested	—	—
Canceled	—	—

Unvested, December 31, 2010	165,218	$169.52

Total compensation expense for service-based restricted stock awards was $5.5 million for the Successor period ended December 31, 2010. Based on the nature of our employee groups who received awards and the limited number of employees who received grants during the Successor period ended December 31, 2010, we are currently anticipating there will be no forfeitures. To the extent actual forfeitures occur, they will be recorded as an adjustment to compensation expense in the periods in which they occur, and estimates may be revised as necessary. As of December 31, 2010, there was $22.5 million of total unrecognized compensation cost related to service-based restricted stock awards. That cost is expected to be recognized over a weighted-average period of 4.2 years.

The fair values of performance-based restricted stock awards were estimated on the date of grant using a combination of a call option and digital option model that uses assumptions about expected volatility, risk-free interest rates, the expected time until a performance condition will be met, and dividend yield. The expected volatilities are based on a combination of implied and

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

historical volatilities of a peer group of companies, as the Company is a non-publicly traded company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the awards. The expected term represents management’s probability-weighted estimate of the expected time until a change in control or IPO occurs. The expected dividend yield is based on an assumption that no dividends are expected to be approved in the near future.

The following are the weighted average assumptions used for grants during the Successor period December 31, 2010:

Dividend yield	0.00%
Expected volatility	77.53%
Risk-free interest rate	1.32%
Expected term (in years)	4.33

A summary of our performance-based restricted stock award activity during the Successor period is as follows:

Performance-based restricted stock	Shares	Weighted-average Grant Date Fair Value
Unvested, June 16, 2010	—	$—
Granted	112,933	89.23
Vested	—	—
Canceled	—	—

Unvested, December 31, 2010	112,933	$89.23

The Company has not recorded compensation expense related to performance-based restricted stock awards as the likelihood of achieving the performance condition was not deemed to be probable as of December 31, 2010. Should this determination change in the future, compensation expense will be recognized over any remaining service period at that time. As of December 31, 2010, there was $10.1 million of total unrecognized compensation cost related to performance-based restricted stock awards.

Restricted Stock

During the period ended December 31, 2010, our Parent sold 18,870 shares of non-transferable restricted stock to certain employees, of which 12,870 were sold at a purchase price less than the fair value of our Parent’s common stock. As a result, during the period ended December 31, 2010, the Company recorded compensation expense of $3.7 million related to these restricted stock sales. The restricted stock may not be transferred without our Parent’s consent except for a sale to our Parent or its investors in connection with a termination or on an IPO or other liquidation event.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

The amount of stock-based compensation expense recognized in SG&A in the period ended December 31, 2010 was as follows (in thousands):

June 17, 2010 through December 31, 2010
Service-based restricted stock	$5,468
Restricted stock	3,699

Total stock-based compensation in SG&A	$9,167

Predecessor Periods

Styron employees participated in Dow’s stock-based compensation plan to employees in the form of the Employees’ Stock Purchase Plan and stock option plans, which include deferred and restricted stock. Information regarding these plans is provided below.

Accounting for Stock-Based Compensation

Dow grants stock-based compensation awards that vest over a specified period or upon employees meeting certain performance and retirement eligibility criteria. The fair value of equity instruments issued to employees is measured on the grant date and is recognized over the vesting period or from the grant date to the date on which retirement eligibility provisions have been met and additional service is no longer required.

A lattice-based option valuation model is used to estimate the fair value of stock options and a Black-Scholes option valuation model is used for subscriptions to purchase shares under the Employees’ Stock Purchase Plan (“ESPP”).

The weighted-average assumptions used to calculate total stock-based compensation are included in the following table:

	Predecessor
	2008	2009	Period January 1, 2010 through June 16, 2010
Dividend yield	4.40%	3.80%	2.52%
Expected volatility	29.57%	43.78%	47.43%
Risk-free interest rate	3.42%	1.61%	1.28%
Expected life of stock options granted during period	6 years	6.25 years	6.5 years
Life of Employees’ Stock Purchase Plan	6.5 months	9 months	5.15 months

The dividend yield assumption for 2010 was based on a 30/70 blend of Dow’s then current declared dividend as a percentage of the stock price on the grant date and a 10-year dividend yield average. The dividend yield assumption for 2009 was based on a 10-year dividend yield average. In 2008, the dividend yield assumption was based on Dow’s then current declared dividend as a percentage of the stock price on the grant date. The expected volatility assumption for 2010 and 2008 was based on an equal weighting of the historical daily volatility

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

and then current implied volatility from exchange-traded options for the contractual term of the options. For 2009, the expected volatility assumption was based entirely on historical daily volatility. The risk-free interest rate was based on the weighted-average of U.S. Treasury strip rates over the contractual term of the options. Based on an analysis of historical exercise patterns, exercise rates were developed that resulted in an average life of 6.5, 6.25 and 6 years for 2010, 2009 and 2008, respectively.

All compensation cost related to Styron employees was recognized as of June 16, 2010. As these employees no longer have a service requirement to Dow, all expense related to these employees has been recognized. The awards outstanding will vest according to the original terms even though the service period has been satisfied.

Employees’ Stock Purchase Plans

On February 13, 2003, the Dow Board of Directors authorized a 10-year ESPP, which was approved by stockholders at Dow’s annual meeting on May 8, 2003. Under the 2010 annual offering, most employees were eligible to purchase shares of common stock of Dow valued at up to 10% of their annual base earnings. Under the 2009 annual offering, most employees were eligible to purchase shares of common stock of Dow valued at up to 20% of their annual base earnings. The value is determined using the plan price multiplied by the number of shares subscribed to by the employee. The plan price of the stock is set each year at no less than 85% of market price. Approximately 52%, 21% and 32% of the eligible Trinseo employees enrolled in the annual plan for 2010, 2009 and 2008, respectively.

Trinseo employees enrolled in the 2010 plan had 30 days from June 16, 2010, or if retirement eligible, until November 12, 2010 to exercise their shares, after which time the shares were forfeited.

Employees’ Stock Purchase Plans (shares in thousands)	Shares	Exercise Price(1)
Outstanding, January 1, 2009	—	$—
Granted	265	$20.81
Exercised	(184)	$20.81
Forfeited/Expired	(81)	$20.81

Outstanding and exercisable, December 31, 2009	—	—

Granted	458	$18.09
Exercised	(330)	$18.09
Forfeited/Expired	—	$18.09

Outstanding and exercisable, June 16, 2010	128	$18.09

(1)	Weighted-average per share

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Additional Information about ESPPs (in thousands, except per share amounts)	2008	2009	January 1, 2010 through June 16, 2010
Weighted-average fair value per share of purchase rights granted	$4.33	$1.00	$11.90
Total compensation expense for ESPPs	$523	$265	$4,998
Related tax benefit	$194	$98	$1,849
Total amount of cash received from the exercise of purchase rights	$1,151	$3,834	$5,970
Total intrinsic value of purchase rights exercised (1)	$48	$1,220	$3,780
Related tax benefit	$18	$452	$1,399

(1)	Difference between the market price at exercise and the price paid by the employee to exercise the purchase rights

Stock Option Plans

Under the 1988 Award and Option Plan (the “1988 Plan”), a plan approved by stockholders, Dow may grant options or shares of common stock to its employees subject to certain annual and individual limits. The terms of the grants are fixed at the grant date. At December 31, 2009, there were 19,782,822 shares available for grant under this plan.

The exercise price of each stock option equals the market price of Dow’s stock on the date of grant. Options vest from one to three years, and have a maximum term of 10 years. Options granted to Styron employees vest according to the original vesting schedule. Vested options can be exercised through the earlier of the original expiration date or 5 years following separation.

The following table provides stock option activity for Styron employees:

Stock Options	Shares	Exercise Price(1)
Outstanding, January 1, 2009	579,842	$40.47
Granted	97,150	$9.53
Exercised	—	$—
Forfeited/Expired	(11,505)	$31.10

Outstanding and exercisable, December 31, 2009	665,487	$36.12
Remaining contractual life in years		5.75
Aggregate intrinsic value in thousands	$1,770

Exercisable, December 31, 2009	469,928	$40.81
Remaining contractual life in years		4.60
Aggregate intrinsic value in thousands	$11

Granted	87,300	$27.79
Exercised	(5,538)	$9.53
Forfeited/Expired	(72,350)	$31.63

Outstanding and exercisable, June 16, 2010	674,899	$35.80
Remaining contractual life in years		4.31
Aggregate intrinsic value in thousands	$1,575

Exercisable, June 16, 2010	530,501	$39.48
Remaining contractual life in years		4.09
Aggregate intrinsic value in thousands	$461

(1)	Weighted-average per share

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Additional Information about Stock Options (in thousands, except per share amounts)	2008	2009	January 1, 2010 through June 16, 2010
Weighted-average fair value per share of options granted	$8.88	$2.60	$9.17

Total compensation expense for stock option plans	$908	$578	$299
Related tax benefit	$336	$214	$111

Total amount of cash received from the exercise of options	$345	$—	$53
Total intrinsic value of options exercised (1)	$104	$—	$109
Related tax benefit	$38	$—	$40

(1)	Difference between the market price at exercise and the price paid by the employee to exercise the options

Restricted Stock Awards

Under the 1988 Plan, Dow grants deferred stock to certain employees. The grants vest after a designated period of time, generally two to five years. Deferred and restricted stock granted to Styron employees will be delivered according to the original grant terms and conditions. Deferred and restricted stock granted in 2010 were prorated based on the number of months worked for Dow during the calendar year.

Deferred Stock	Shares	Grant Date Fair Value(1)
Nonvested, January 1, 2009	133,855	$43.33
Granted	108,510	$9.61
Vested	(29,300)	$43.49
Canceled	—	$—

Nonvested, December 31, 2009	213,065	$26.13

Granted	86,790	$27.79
Vested	(18,120)	$53.53
Canceled	(43,395)	$27.79

Nonvested, June 16, 2010	238,340	$24.35

(1)	Weighted-average per share

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Also under the 1988 Plan, Dow has granted performance deferred stock awards that vest when Dow attains specified performance targets over a predetermined period, generally one to three years. Compensation expense related to performance deferred stock awards is recognized over the lesser of the service or performance period. Performance deferred stock granted to Styron employees will be delivered according to the original grant terms and conditions. Performance deferred stock granted in 2010 were prorated based on the number of months worked for Dow during the calendar year. The following table shows the performance deferred stock awards granted to Styron employees:

Additional Information about Deferred Stock (in thousands, except per share amounts)	2008	2009	January 1, 2010 through June 16, 2010
Weighted-average fair value per share of deferred stock granted	$37.61	$9.61	$27.79
Total fair value of deferred stock vested and delivered (1)	$143	$286	$528
Related tax benefit	$53	$106	$195

Total compensation expense for deferred stock awards	$1,444	$1,475	$874
Related tax benefit	$534	$546	$323

(1)	Includes the fair value of shares vested in prior years and delivered in the reporting year

Performance Deferred Stock Awards	Target Shares Granted(1)	Weighted-average Fair Value per Share
2010 January 1, 2010 — December 31, 2012	4,100	$27.79
2009 January 1, 2009 — December 31, 2011	2,070	$9.53
2008 January 1, 2008 — December 31, 2010	21,304	$36.44

(1)	At the end of the performance period, the actual number of shares issued can range from zero to 250% of the target shares granted.

The following table shows changes in nonvested performance deferred stock:

Performance Deferred Stock	Shares	Grant Date Fair Value(1)
Nonvested, January 1, 2009	22,750	$40.69
Granted	2,070	$9.53
Vested	(10,100)	$43.59
Canceled	—	$—

Nonvested, December 31, 2009	14,720	$34.32

Granted	4,100	$27.79
Vested	—
Canceled	(2,050)	$27.79

Nonvested, June 16, 2010	16,770	$33.52

(1)	Weighted-average per share

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Additional Information about Deferred Stock (in thousands, except per share amounts)	2008	2009	January 1, 2010 through June 16, 2010
Total fair value of deferred stock vested and delivered (1)	$304	$51	$306
Related tax benefit	$112	$19	$113

Total compensation expense for deferred stock awards	$349	$(72)	$290
Related tax benefit	$129	$(26)	$107

(1)	Includes the fair value of shares vested in prior years and delivered in the reporting year

At December 31, 2009, 10,100 performance deferred shares with a grant date weighted-average fair value of $43.59 per share were vested, but not issued. These shares were issued in April 2010.

All compensation cost related to Styron employees was recognized as of June 16, 2010. As these employees no longer have a service requirement to Dow, all expense related to these employees has been recognized. The awards outstanding will vest according to the original terms even though the service period has been satisfied.

NOTE R—SEGMENTS

The Company operates four segments under two principal business units. The Emulsion Polymers business unit includes a Styrene-Butadiene (“SB”) Latex segment and a Synthetic Rubber segment. The Plastics business unit includes a Styrenics segment and an Engineered Polymers segment.

The SB Latex segment produces SB latex primarily for coated paper and packaging board, carpet and artificial turf backings, as well as a number of performance latex applications. The Synthetic Rubber segment produces synthetic rubber products used predominantly in tires, with additional applications in polymer modification and technical rubber goods, including conveyer and fan belts, hoses, seals and gaskets. The Styrenics and Engineered Polymers business segments offer complementary plastics products with formulations developed for durable applications, such as consumer electronics, automotive and construction. Through these two segments, the Company provides a broad set of plastics product solutions to its customers.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

Corporate includes certain corporate overhead costs, acquisition-related expense, and certain other income and expenses.

	Successor Period
	Emulsion Polymers		Plastics
	SB Latex	Synthetic Rubber	Styrenics	Engineered Polymers	Corporate Unallocated	Total
June 17, 2010 through December 31, 2010
Sales to external customers	$860,357	$298,773	$1,123,452	$594,341	$—	$2,876,923
Equity in earnings (losses) of unconsolidated affiliates	—	—	13,212	(585)	—	12,627
EBITDA (1)	65,938	51,289	58,325	44,992	(110,415)	110,129
Investment in unconsolidated affiliates	—	—	80,212	48,622	—	128,834
Depreciation and amortization	24,849	9,710	21,089	5,497	—	61,145

	Predecessor Period
	Emulsion Polymers		Plastics
	SB Latex	Synthetic Rubber	Styrenics	Engineered Polymers	Corporate Unallocated	Total
January 1, 2010 through June 16, 2010
Sales to external customers	$638,280	$220,926	$782,976	$447,505	$408	$2,090,095
Equity in earnings of unconsolidated affiliates	—	—	1,573	2,967	—	4,540
EBITDA (1)	85,755	30,994	21,258	71,167	(34,301)	174,873
Depreciation and amortization	17,958	9,739	15,272	5,378	—	48,347

	Emulsion Polymers		Plastics
	SB Latex	Synthetic Rubber	Styrenics	Engineered Polymers	Corporate Unallocated	Total
For the year ended December 31, 2009
Sales to external customers	$1,026,844	$336,078	$1,353,407	$733,780	$—	$3,450,109
Equity in earnings (losses) of unconsolidated affiliates	—	—	(9,980)	4,393	—	(5,587)
EBITDA (1)	115,258	28,026	38,165	90,438	(19,000)	252,887
Investment in unconsolidated affiliates	—	—	152,042	28,547	—	180,589
Depreciation and amortization	36,732	20,169	31,228	10,992	—	99,121

	Emulsion Polymers		Plastics		Corporate Unallocated	Total
	SB Latex	Synthetic Rubber	Styrenics	Engineered Polymers
For the year ended December 31, 2008
Sales to external customers	$1,711,497	$426,798	$2,051,488	$991,565	$3,260	$5,184,608
Equity in earnings (losses) of unconsolidated affiliates	—	—	(8,673)	5,070	—	(3,603)
Goodwill impairment loss	—	—	—	31,138	—	31,138
Restructuring charges	11,000	—	17,000	—	14,000	42,000
EBITDA (1)	115,925	36,597	(46,937)	6,819	(23,860)	88,544
Investment in unconsolidated affiliates	—	—	158,676	33,561	—	192,237
Depreciation and amortization	31,263	8,541	25,638	19,469	—	84,911

(1)	Reconciliation of EBITDA to net income (loss) is as follows:

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

	Predecessor			Successor
	For the year ended December 31,	For the year ended December 31,	January 1, 2010 through June 16,	June 17, 2010 through December 31,
	2008	2009	2010	2010
EBITDA	$88,544	$252,887	$174,873	$110,129
Interest expense, net	—	—	—	47,873
Income taxes	131,000	90,000	53,000	17,874
Depreciation and amortization	84,911	99,121	48,347	61,145

Net income (loss)	$(127,367)	$63,766	$73,526	$(16,763)

The primary measure of segment operating performance is EBITDA, which is defined as net income (loss) before interest, taxes, depreciation and amortization. EBITDA is a key metric that is used by management to evaluate business performance in comparison to budgets, forecasts, and prior year financial results, providing a measure that management believes reflects the Company’s core operating performance.

Segment information for the Predecessor periods has been recast to conform to the Successor segment presentation. In the Predecessor periods, sales between segments reflected pricing at Dow’s cost to manufacture. In the Successor period, sales between segments reflected market pricing. As a result of this change, EBITDA for the SB Latex and Engineered Polymers segments has been unfavorably impacted by $2.0 million and $13.0 million, respectively, in the 2010 Successor period, and EBITDA for the Synthetic Rubber and Styrenics segments has been favorably impacted by $1.0 million and $15.0 million, respectively, in the 2010 Successor period.

Asset information is not accounted for at the segment level and consequently is not reviewed or included with our internal management reporting. Therefore, the Company has not disclosed asset information for each reportable segment.

Styron operates 36 manufacturing plants (which include a total of 86 production units) at 29 sites in 16 countries, inclusive of joint ventures and contract manufacturers. The United States is home to four of these sites, representing 19% of Styron’s long-lived assets. Sales are attributed to geographic areas based on customer location; long-lived assets are attributed to geographic areas based on asset location.

Geographic Area Information	Predecessor			Successor
	Year ended December 31, 2008	Year ended December 31, 2009	January 1 through June 16, 2010	June 17 through December 31, 2010
United States
Sales to external customers	$705,241	$413,953	$262,340	$471,986
Long-lived assets	56,038	51,032		110,269
Europe
Sales to external customers	$2,843,668	$1,786,171	$1,129,505	$1,656,128
Long-lived assets	349,653	312,528		378,092
Rest of World
Sales to external customers	$1,635,699	$1,249,985	$698,250	$748,809
Long-lived assets	114,759	98,464		99,308
Total
Sales to external customers (1)	$5,184,608	$3,450,109	$2,090,095	$2,876,923
Long-lived assets (2)(3)	520,450	462,024		587,669

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(1)	Sales to external customers in China represented approximately 13% of the total for the Successor period ended December 31, 2010 and 14%, 14% and 13% in the Predecessor periods ended June 16, 2010, December 31, 2009 and December 31, 2008, respectively. Sales to external customers in Germany represented approximately 15% of the total for the Successor period ended December 31, 2010 and 15%, 13% and 14% in the Predecessor periods ended June 16, 2010, December 31, 2009 and December 31, 2008, respectively.
(2)	Long-lived assets in China represented approximately 6% of the total for the Successor period ended December 31, 2010 and 12% and 12% in the Predecessor periods ended December 31, 2009 and December 31, 2008, respectively. Long-lived assets in Germany represented approximately 35% of the total for the Successor period ended December 31, 2010 and 41% and 38% in the Predecessor periods ended December 31, 2009 and December 31, 2008, respectively. Long-lived assets in The Netherlands represented approximately 14% of the total for the Successor period ended December 31, 2010 and 19% and 20% in the Predecessor periods ended December 31, 2009 and December 31, 2008, respectively.
(3)	Long-lived assets consist of property, plant and equipment.

NOTE S—RELATED PARTY AND DOW TRANSACTIONS

The combined financial statements include significant transactions with Dow involving services (such as cash management, other financial services, purchasing, legal and information technology) that were provided to the Company by centralized Dow operations. For periods prior to the Styron Acquisition, the costs of services have been directly charged or allocated to the Company by Dow using methods management believes are reasonable. These methods include negotiated usage rates, dedicated asset assignment and proportionate corporate formulas involving assets, revenues and employees. Such charges and allocations are not necessarily indicative of what would have been incurred if the Company had been a separate entity.

Subsequent to the Styron Acquisition, these arrangements between the Company and Dow are being provided under service agreements or other long-term agreements.

In conjunction with the Styron Acquisition, the Company entered into certain agreements with Dow, including the one-year TSA and the five-year MOSA. These agreements provide for ongoing services from Dow in areas such as information technology, human resources, finance, environmental health and safety, training, supply chain and purchasing. The agreements expire at various times ranging from six months to five years subsequent to the Styron Acquisition Date. Although the term of the MOSA is five years, the Company has the option to terminate substantially all of the services provided under this arrangement after one year from the Styron Acquisition Date, or June 17, 2011. The Company’s contractual commitments for these services will terminate upon 180 days after the appropriate notice. The estimated minimum contractual obligations under the MOSA are $133.5 million as of December 31, 2010. In addition, the Company entered into certain Site and Operating Service Agreements. Under the Site Services agreement, Dow provides the Company utilities and other site services for Company-owned plants. Under the Operating Services agreements the Company provides services to Dow and receives payments for the operation of a Dow-owned plant. These agreements generally have 25-year terms, with automatic renewals for five-year terms unless one party gives notice at least 18 months prior to the end of the period. The Company has the option to terminate these agreements subject to certain ongoing capital costs for each site agreement. The Company’s contractual commitments for these site services would generally be for a period of 45 to 60 months upon appropriate notice of termination of each site service agreement. For the Successor period ended December 31, 2010, the Company incurred a total of $171.5 million in

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

expenses under these agreements, including $101.9 million for both the variable and fixed cost components of the Site Service Agreements and $69.6 million covering all other agreements.

In connection with the Acquisition and the execution of the Purchase Agreement, on June 17, 2010, the Styron Holdcos entered into a latex joint venture option agreement (the “Latex JV Option Agreement”) with Dow, pursuant to which the Styron Holdcos granted Dow an irrevocable option to purchase 50% of the issued and outstanding interests in a joint venture to be formed by Dow and the Styron Holdcos with respect to the SB Latex business in Asia, Latin America, the Middle East, Africa, Eastern Europe, Russian and India (the “Emerging Markets SB Latex Business”), at a purchase price equal to the fair value attributable to the Emerging Markets SB Latex Business as defined in the Latex JV Option Agreement. The option is exercisable by Dow at any time after the first anniversary of the Latex JV Option Agreement and prior to the earlier to occur of (i) the fifth anniversary of the Latex JV Option Agreement and (ii) the date of the closing of an underwritten initial public offering of the equity interests of the Company; provided, that Dow will not have the right to exercise the option after the 45th day following the date on which the Styron Holdcos provide written notice to Dow that it has filed a registration statement with the SEC relating to this underwritten initial public offering, subject to the completion of the underwritten initial public offering within 180 days of the delivery of this written notice. If Dow exercises its option, Dow and the Styron Holdcos must (i) form the joint venture, (ii) enter into a joint venture formation agreement pursuant to which all of the assets of the Emerging Markets SB Latex Business shall be contributed to the joint venture, (iii) enter into a shareholders’ agreement with respect to the governance of the joint venture and (iv) enter into customary ancillary agreement with respect to the joint venture and the transfer of the interests in the joint venture to Dow.

In addition, the Company has transactions in the normal course of business with Dow and its affiliates. For the period from June 17, 2010 through December 31, 2010 sales to and purchases from Dow and its affiliated companies were approximately $224.9 million and $1,406.9 million, respectively. As of December 31, 2010, receivables from and payables to Dow and its affiliated companies were approximately $41.7 million and $75.4 million, respectively, and are included in Accounts receivable and Accounts payable.

Bain Capital provides management services to the Company pursuant to an advisory agreement with a fee of $1.0 million payable per quarter. Bain Capital also provides advice pursuant to a transaction services agreement, with fees payable as a percentage of the transaction value of each financing, acquisition, or similar transaction. Both agreements have a 10-year initial term. Total payments to Bain Capital for these management services and transaction advisory expenses, including fees related to the Styron Acquisition and the Company’s financing arrangements, were $3.7 million and $16.5 million, respectively, for the period from June 17, 2010 through December 31, 2010.

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

NOTE T—RESTRUCTURING—Predecessor Period

2008 Restructuring

On December 5, 2008, Dow’s Board of Directors approved a restructuring plan that included the write-off of certain assets. Due to the severe economic downturn, management decided in the fourth quarter of 2008 to shut down a number of facilities, including the following:

Styrene and styrene derivatives manufacturing facilities principally in Pittsburg, California; Terneuzen, The Netherlands; King’s Lynn, England; Varennes, Canada, and Bilbao, Spain. A $28.0 million write-off of the net book value of the related buildings, machinery and equipment was recorded in the fourth quarter of 2008. The facilities were shut down by the third quarter of 2009.

2008 Restructuring Charges by Operating Segment

	Impairment of Long-Lived Assets and Other Assets	Severance Costs	Total
SB Latex	$11,000	$—	$11,000
Styrenics	17,000	—	17,000
Corporate	—	14,000	14,000

Total 2008 restructuring charges	$28,000	$14,000	$42,000

As a result of the decision to shut down assets around the world and implement a global workforce reduction, the restructuring charges included severance of $14.0 million for the separation of 104 employees under the terms of Dow’s ongoing benefit arrangements. Severance costs are accrued once management commits to a plan of termination including the number of employees to be terminated, their job classifications or functions, their locations and the expected completion date. These costs were charged against Corporate. At December 31, 2009, severance of approximately $14.0 million had been paid, completing the severance plan.

The following table summarizes the activities related to the restructuring reserve:

2008 Restructuring Activities

	Impairment of Long-Lived Assets and Other Assets	Severance Costs	Total
Restructuring charges recognized in the 4th quarter of 2008	$28,000	$14,000	$42,000
Cash Payments	—	(2,000)	(2,000)
Charges against reserve	(28,000)	—	(28,000)

Reserve balance at December 31, 2008	—	12,000	12,000

Cash payments	—	(12,000)	(12,000)
Reserve balance at December 31, 2009	$—	$—	$—

TRINSEO S.A.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

NOTE U—SUBSEQUENT EVENTS

As discussed in Note J - Debt, on February 2, 2011, the Senior Secured Credit Facility was amended to increase the available incremental borrowings under the Term Loan from $780.0 million to $1.6 billion. Pursuant to the amendment, we borrowed an aggregate principal amount of $1.4 billion, the proceeds of which were used to repay the Term Loan and related accrued interest, repay the Seller Note and related accrued interest, and make a distribution to the stockholders of the Parent, including Bain Capital, Dow and certain executives, through a redemption of certain classes of our Parent’s shares. As a result of the share redemption, the Company recorded a one-time stock-based compensation charge of $11.0 million in the first quarter of 2011 reflecting the settlement of previously unvested service-based and performance-based restricted stock awards. The Company also granted additional service-based and performance-based restricted stock awards to certain executives at that time. The Company determined the fair value of these additional stock awards to be $9.6 million, of which $2.4 million in compensation expense related to service-based awards will be recognized in 2011, $4.0 million in compensation expense related to service-based awards will be recognized over the remaining service period, and $3.2 million in compensation expense related to performance-based awards will be recognized when it is probable the performance conditions will be met.

*        *        *         *        *        *        *

TRINSEO S.A.

Condensed Statements of Operations

(in thousands, except per share data)

(unaudited)

	Predecessor	Successor
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Net sales	$1,071,623	$1,537,599
Cost of sales	949,473	1,367,789

Gross profit	122,150	169,810
Selling, general and administrative expenses	35,276	84,302
Equity in (losses) earnings of unconsolidated affiliates	(3,096)	4,478

Operating income	83,778	89,986
Interest expense, net	—	26,306
Loss on extinguishment of long-term debt	—	55,666
Other expense	198	5,422

Income before income taxes	83,580	2,592

Provision for income taxes	34,936	11,934

Net income (loss)	$48,644	$(9,342)

Net loss per share, basic and diluted		$(0.15)

Weighted-average shares outstanding, basic and diluted		64,327

The accompanying notes are an integral part of these Condensed Financial Statements.

TRINSEO S.A.

Condensed Consolidated Balance Sheets

(in thousands, except per share data)

(unaudited)

	December 31, 2010	March 31, 2011
Assets
Current assets:
Cash and cash equivalents	$148,138	$133,999
Accounts receivable, net of allowance	855,165	998,548
Inventories	550,337	600,681
Deferred income tax assets	3,777	7,742

Total current assets	1,557,417	1,740,970

Investment in unconsolidated affiliates	128,834	124,740
Property, plant and equipment, net	587,669	591,090
Other assets:
Goodwill	40,362	38,645
Other intangible assets, net	198,793	207,297
Deferred income tax assets—noncurrent	87,097	93,569
Deferred charges and other assets	76,276	59,347

Total other assets	402,528	398,858

Total assets	$2,676,448	$2,855,658

Liabilities and shareholder’s equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	$99,410	$101,408
Accounts payable	544,260	600,405
Income taxes payable	32,234	26,110
Deferred income tax liabilities	2,847	8,965
Accrued expenses and other current liabilities	129,187	136,557

Total current liabilities	807,938	873,445

Noncurrent liabilities
Long-term debt	954,211	1,456,630
Other noncurrent obligations	120,427	134,690
Deferred income tax liabilities—noncurrent	67,379	66,435

Total noncurrent liabilities	1,142,017	1,657,755

Commitments and contingencies (Note P)
Shareholder’s equity:
Common stock, $0.01 nominal value, 59,829 and 71,737 shares authorized, issued and outstanding at March 31, 2011 and December 31, 2010, respectively	717	598
Additional paid-in-capital	658,450	201,108
Accumulated deficit	(16,763)	(26,105)
Accumulated other comprehensive income	84,089	148,857

Total shareholder’s equity	726,493	324,458

Total liabilities and shareholder’s equity	$2,676,448	$2,855,658

The accompanying notes are an integral part of these Condensed Financial Statements.

TRINSEO S.A.

Condensed Statements of Cash Flows

(in thousands)

(unaudited)

	Predecessor	Successor
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Cash flows from operating activities
Net income (loss)	$48,644	$(9,342)
Adjustments to reconcile net income to net cash provided by (used in) continuing operating activities
Depreciation and amortization	26,337	28,493
Amortization of debt issuance costs and issuance discount	—	2,439
Stock-based compensation	—	14,406
Deferred income tax	(15,000)	(2,343)
Losses (earnings) of unconsolidated affiliates	10,935	(4,478)
Loss on extinguishment of long-term debt	—	55,666
Prepayment penalty on long-term debt	—	(7,679)
Changes in assets and liabilities:
Accounts receivable	(195,204)	(95,880)
Inventories	(71,527)	(31,760)
Trade accounts payable and other current liabilities	11,824	31,790
Income taxes payable	—	(6,599)
Other assets, net	8,251	664
Other liabilities, net	(14,225)	10,414

Cash used in operating activities	(189,965)	(14,209)

Cash flows from investing activities
Capital expenditures	(1,379)	(6,913)
Distributions of unconsolidated affiliates	—	7,196
Interest rate caps	—	(262)
Decrease in restricted cash	—	(6,250)

Cash used in investing activities	(1,379)	(6,229)

Cash flows from financing activities
Cash transfers from parent, net	191,344	—
Deferred financing fees	—	(11,180)
Distribution to shareholders	—	(471,467)
Net proceeds from the issuance of long-term debt	—	1,399,690
Repayments of long-term debt	—	(780,000)
Principal payments on long-term debt	—	(3,500)
Repayment of seller note	—	(75,000)
Proceeds from the draw of revolving debt	—	240,000
Principal payments on revolving debt	—	(295,000)

Cash provided by financing activities	191,344	3,543
Effect of exchange rate changes on cash	—	2,756

Net increase in cash and cash equivalents	—	(14,139)
Cash and cash equivalents:
Beginning of period	—	148,138

End of period	$—	$133,999

The accompanying notes are an integral part of these Condensed Financial Statements.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(dollars in thousands, unless otherwise stated)

(unaudited)

NOTE A—ORGANIZATION AND BUSINESS ACTIVITIES

On June 3, 2010, Bain Capital Everest Manager Holding SCA (the “Parent”) was formed through investment funds of Bain Capital Partners, LLC (“Bain Capital”), with Dow investing $48.8 million for a 7.5% interest in the Parent. Trinseo S.A. (“Trinseo” or the “Company”) was formed on June 3, 2010 and is incorporated under the existing laws of the Grand Duchy of Luxembourg. All common shares of Trinseo are owned by the Parent.

On June 17, 2010 (the “Styron Acquisition Date”), Trinseo acquired 100% of the former Styron business from Dow through Styron S.à r.l., a wholly owned subsidiary of Trinseo. Prior to June 17, 2010, Styron was a wholly owned business of Dow. See Note D for additional description of the Styron acquisition. The Company commenced operations immediately upon the acquisition of the former Styron business from Dow.

Trinseo is a leading global materials company dedicated to the innovation and delivery of specialty and customized emulsion polymers and plastics. Trinseo’s unique product portfolio brings together plastics, rubber and latex businesses that share feedstocks, operations, customers and end users.

Trinseo’s operations are located in North America, Latin America (including Mexico), Europe and the Middle East and Asia Pacific (including Asia, Australia and New Zealand), supplemented by two strategic joint ventures, Sumika Styron Polycarbonate Limited (“Sumika Styron”) and Americas Styrenics LLC (“AmSty”). The Company’s large and diverse global customer base consists principally of major industrial companies. Trinseo focuses on developing tailored product solutions for its customers, who it serves locally, with 36 manufacturing plants at 29 sites (which include a total of 86 production units) in 16 countries, including our joint ventures and contract manufacturers.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with the instructions to Form 6-K and therefore do not include all information and footnotes necessary for presentation of financial position, results of operations, and cash flows required by accounting principles generally accepted in the United States for complete financial statements. The information furnished reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair summary of the financial position, results of operations, and cash flows for the interim periods presented. The financial statements should be read in conjunction with the financial statements filed with the Company’s Registration Statement on Form F-1 for the year ended December 31, 2010. The results of operations for the three fiscal months ended March 31, 2011 are not necessarily indicative of the results to be expected for the full year.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States for annual financial statements.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

On June 17, 2010, the Company acquired 100% of the interests in the Styron business from Dow. As a result of the acquisition (the “Styron Acquisition”), the Company applied purchase accounting and began a new basis of accounting. See Note D for further discussion. The financial reporting periods presented are as follows:

•	The 2011 presentation reflects the operating results of Styron from January 1, 2011 through March 31, 2011 (“Successor” period)

•	The 2010 presentation reflects the results of operations of Styron from January 1, 2010 through March 31, 2010 (“Predecessor” period).

The combined financial statements for the Predecessor period ended March 31, 2010 have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Dow. All significant transactions between Dow and the Predecessor have been included in the combined financial statements and were settled for cash. The total net effect of the settlement of these related party transactions is reflected in the statements of cash flows as a financing activity. The Predecessor’s combined financial statements include costs historically allocated to the Company by Dow as well as income taxes as if the Company had been a stand-alone entity. Allocations include certain expenses for services, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, ethics and compliance, shared services, employee benefits and incentives, insurance, and stock-based compensation. These expenses have been allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount or other measures. Management believes the assumptions underlying the combined statements of operations and cash flows for the period ended March 31, 2010 (collectively, the “Predecessor financial statements”) are reasonable. However, the financial statements for the Predecessor period may not be indicative of the Company’s results of operations and cash flows on a stand-alone basis, and future results may differ materially. In the Successor period, the Company no longer incurs these allocated costs, but does incur certain expenses as a stand-alone company for similar functions, including certain ongoing support services provided by Dow under the Dow Transition Services Agreement (the “TSA”) and the Master Outsourcing Service Agreement (the “MOSA”). See Note T for further discussion.

There are two fundamental cost allocation methodologies used in the Predecessor periods that affected the valuation of inventory, cost of sales, research and development expenses, and selling, general and administrative expenses applied by Dow to the Styron business during the Predecessor period. All of the allocations and estimates in the combined financial statements during the Predecessor periods are based on reasonable assumptions and methodologies. These allocation methodologies are further outlined below:

Activity Based Costing (“ABC”)

ABC is a system of costing products or services that focuses on the activities performed to produce the products or services. Costs are assigned to activities and then to products, based on the consumption of each product or service. Each activity is measured and costed per a base unit, such as hours or quantity. A “cost driver” is the measurable item which is the link between the producer and consumer of an activity. To determine the cost of an activity, all of the resources that are used to produce the activity are determined. Any cost that may be charged to

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

a cost center is included in the calculation of the cost of the activity. After confirming the expected demand for the product or service, the cost per unit of activity is determined by dividing the total cost by the expected demand for the cost driver.

The producer of the activity charges the consumers of that activity based on the consumer’s usage. This is accomplished on a routine basis and results in expenses, commonly referred to as “recharges,” being reflected in the consumer’s cost center with a cost recovery on the producer’s cost center.

Activity Based Management Charges (“ABMC”)

ABMC is a method of directly charging costs to businesses and geographies within the ABC framework. The assignment of expenses is based on the ABMC rules established for each function and business. Journal entries are posted in the ABMC system rather than in the general ledger. The impact of ABMC entries is included in the combined statements of income for the Predecessor periods.

Principles of Consolidation

The consolidated financial statements of the Company contain the accounts of all entities that are controlled and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All intercompany balances and transactions have been eliminated. Corporate joint ventures over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method.

A VIE is defined as a legal entity that has equity investors that do not have sufficient equity at risk for the entity to support its activities without additional subordinated financial support or, as a group, the holders of the equity at risk lack (i) the power to direct the entity’s activities or (ii) the obligation to absorb the expected losses or the right to receive the expected residual returns of the entity. A VIE is required to be consolidated by a company if that company is the primary beneficiary. See Note K for further discussion of the Company’s accounts receivable securitization program.

On the Styron Acquisition Date, we established a set of accounting policies which, unless otherwise indicated, are consistent with the accounting policies of the Predecessor business.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes during the Successor period and the combined financial statements and accompanying notes during the Predecessor period. Actual amounts could differ from these estimates.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

NOTE C—RECENT ACCOUNTING PRONOUNCMENTS

In January 2010, the Financial Accounting Standards Board (“FASB”) issued the authoritative guidance for Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements, which amends the existing fair value measurement and disclosure to require additional disclosures regarding fair value measurements. Specifically, the guidance requires entities to disclose the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, the reasons for any transfer in or out of Level 3 and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition, the guidance also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for additional disclosures related to Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption did not impact the Company’s consolidated financial statements or results of operations.

In October 2009, the FASB issued the authoritative guidance for Revenue Recognition: Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, which amends the criteria for when to evaluate individual delivered items in a multiple deliverable arrangement and how to allocate consideration received. This guidance is effective for fiscal years beginning on or after June 15, 2010. The adoption of the guidance on January 1, 2011 did not have a material impact on the Company’s consolidated financial statements.

NOTE D—ACQUISITIONS AND DIVESTITURES

Styron Acquisition

On March 2, 2010, STY Acquisition Corp. (“STY Acquisition”), an affiliate of Bain Capital, entered into a sale and purchase agreement (the “Purchase Agreement”) with Dow, Styron LLC and Styron Holding B.V. (together with Styron LLC, the “Styron Holdcos”) pursuant to which STY Acquisition agreed to acquire 100% of the outstanding equity interests of the Styron Holdcos. STY Acquisition, subsequently (but prior to the close of the transaction) assigned its rights and obligations under the Purchase Agreement to Styron S.àr.l., the Company’s indirect wholly owned subsidiary. The consideration for the purchase of Styron Holdcos was approximately $1,509.4 million, subject to customary adjustments for working capital, employee liabilities and certain other amounts. These amounts included a $75.0 million Dow Seller Note (the “Seller Note”) which is discussed further in Note K. Subsequent to the closing of the acquisition, the Company paid $55.8 million in closing date working capital adjustments.

Trinseo accounted for the acquisition under the purchase method of accounting in accordance with the applicable authoritative guidance for Business Combinations, whereby the purchase price paid was allocated to the acquired assets and liabilities at fair value.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

The allocation of the purchase price is as follows:

	As of June 17, 2010	Adjustments	As of March 31, 2011
Cash	$54,468	$—	$54,468
Accounts receivable	724,559	—	724,559
Inventory	489,725	—	489,725
Property, plant and equipment	594,600	—	594,600
Intangible assets	190,000	—	190,000
Equity investments	67,000	—	67,000
Deferred income taxes	3,601	3,633	7,234
Other assets	14,214	—	14,214

Total Identifiable Assets	2,138,167	3,633	2,141,800

Accounts payable	524,901	—	524,901
Accrued liabilities	21,328	—	21,328
Income tax payable	8,535	—	8,535
Other long-term liabilities	1,638	—	1,638
Pension and other postretirement benefits	109,508	—	109,508

Total Identifiable Liabilities	665,910	—	665,910

Net Identifiable Assets Acquired	1,472,257	3,633	1,475,890
Goodwill	37,184	(3,633)	33,551

Net Assets Acquired	$1,509,441	$—	$1,509,441

The above estimated fair values of assets acquired and liabilities assumed are based on the information that was available as of the Styron Acquisition Date to estimate the fair value of assets acquired and liabilities assumed. The Company believes that information provides a reasonable basis for estimating the fair values. The purchase price allocation is substantially complete, however, the quantification of certain tax indemnifications and tax balances are preliminary and are subject to change. The Company expects to complete the purchase price allocation as soon as practicable but no later than one year from the Styron Acquisition Date.

The fair values of the intangible assets were estimated using an income approach. Under this method, an intangible asset’s fair value is equal to the present value of the incremental after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. The fair value of real properties acquired was based on the consideration of their highest and best use in the market. The fair values of property, plant, and equipment, other than real properties that include leasehold improvements acquired, were based on the assumption that unless otherwise identified, will continue to be used “as is” and as part of the ongoing business.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

The $33.6 million of goodwill was allocated to reporting units in each of our reportable segments including $12.5 million to SB Latex, $8.6 million to Synthetic Rubber, $4.9 million to Engineered Polymers, and $7.6 million to Styrenics. The goodwill recognized is attributable primarily to our assembled workforce. For tax purposes, there is approximately $137.2 million of deductible goodwill.

The following unaudited supplemental pro forma information presents the financial results as if the acquisition of Styron had occurred on January 1, 2010. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2010, nor is it indicative of any future results.

Three months ended March 31, 2010
Revenue	$1,131,123
Net income	$21,079

Divestiture

In December of 2010, the Company sold certain assets relating to its Styrenics Brazilian operations for approximately $12.5 million in total proceeds. Due to the pre-existing economic sharing arrangements with our Brazilian partner for these operations, we are liable to pay 50% of any proceeds to our partner and, accordingly, we established an offsetting $6.25 million liability. These amounts were paid in January of 2011. There was no significant gain or loss on the sale.

NOTE E—INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Trinseo’s investments in unconsolidated affiliates accounted for by the equity method were $124.7 million and $128.8 million at March 31, 2011 and December 31, 2010, respectively.

In September 2010, Trinseo purchased a 50% share of Sumika Styron (formerly Sumitomo Dow Limited) for $47.8 million. At March 31, 2011, and December 31, 2010, respectively, Trinseo’s investment was approximately $20.1 million and $19.0 greater than Trinseo’s proportionate share of Sumika Styron’s underlying net assets. This amount represents the fair value of certain identifiable assets which have not been recorded on the historical financials of Sumika Styron. This difference is being amortized over the estimated remaining useful lives of the assets to which it is attributed.

At March 31, 2011 and December 31, 2010, respectively, the investment in AmSty (a polystyrene joint venture with Chevron Phillips Chemical Company LP) was $186.6 million and $201.2 million less than Trinseo’s proportionate share of AmSty’s underlying net assets. This amount represents the difference between the book value of assets contributed to the joint venture at the time of formation (May 1, 2008) and Trinseo’s 50% share of the total recorded value of the joint venture’s assets. This difference is being amortized over the remaining useful lives of the contributed assets.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

The Company provides a $40.0 million revolving loan facility to AmSty, which was assigned as part of the Styron Acquisition. The facility will terminate in August 2011. Borrowing capacity is limited to the difference between the accounts payable due to the 50% equity partner and the Company. There were no outstanding borrowings at December 31, 2010 or March 31, 2011.

Subsequent to December 31, 2010, Sumika Styron declared a dividend of approximately $17.2 million payable to shareholders on March 31, 2011. As a 50% equity holder, the Company received $7.2 million in dividends, net of withholding taxes, during the three months ended March 31, 2011. Dividends received from the unconsolidated affiliates were $7.8 million for the three months ended March 31, 2010. Equity in earnings from unconsolidated affiliates was $4.5 million for the three months ended March 31, 2011 as compared to equity in losses from unconsolidated affiliates of $3.1 million for the three months ended March 31, 2010.

Both of the unconsolidated affiliates are privately held companies, therefore, quoted market prices for their stock are not available.

The summarized financial information of the Company’s unconsolidated affiliates is shown below:

Summarized Balance Sheet Information	December 31, 2010	March 31, 2011
Current assets	$552,675	$568,285
Noncurrent assets	428,044	421,874

Total assets	980,719	990,159

Current liabilities	285,522	333,950
Noncurrent liabilities	74,798	73,910

Total liabilities	$360,320	$407,860

	Predecessor	Successor
Summarized Income Statement Information	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Sales	$424,476	$474,250
Gross profit	$7,424	$(4,748)
Net loss	$(14,910)	$(19,641)

During the Predecessor period, Dow had service agreements with these entities, including contracts to manage the operations of manufacturing sites and the construction of new facilities; licensing and technology agreements; and marketing, sales, purchase and lease agreements. These agreements were not acquired by the Company in relation to the Styron Acquisition.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

NOTE F—COMPREHENSIVE INCOME

The following is the reconciliation of net income (loss) to comprehensive income for the three months ended March 31, 2011 and March 31, 2010:

	Predecessor	Successor
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Net income (loss)	$48,644	$(9,342)
Currency translation adjustment, net	(14,608)	64,690
Employee benefits adjustment, net	—	78

Comprehensive income	$34,036	$55,426

NOTE G—ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	December 31, 2010	March 31, 2011
Trade receivables	$694,346	$827,395
Notes receivable	44,703	38,349
Non-income tax receivables	86,293	99,358
Other receivables	34,149	37,930
Less: allowance for doubtful accounts	(4,326)	(4,484)

	$855,165	$998,548

The allowance for doubtful accounts was approximately $4.5 million and $4.3 million at March 31, 2011 and December 31, 2010, respectively. The Company recognized expense to increase the allowance for doubtful accounts of $0.2 million and $0.1 million in the three months ended March 31, 2011 and 2010, respectively.

NOTE H— INVENTORIES

Inventories consisted of the following:

	December 31, 2010	March 31, 2011
Finished Goods	$297,830	$362,807
Work in Process	139,234	151,167
Raw Materials	81,797	53,161
Supplies	31,476	33,546

Total Inventories	$550,337	$600,681

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

NOTE I—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	Estimated Useful Lives (Years)	December 31, 2010	March 31, 2011
Land	Not applicable	$56,156	$58,291
Land and waterway improvements	1-20	12,660	13,462
Buildings	2-40	45,564	49,602
Machinery and equipment	1-20	446,765	467,593
Utility and supply lines	1-10	5,217	5,489
Leasehold interests	1-45	49,983	51,575
Other property	1-8	2,367	2,623
Construction in process	Not applicable	21,073	21,291

Total		639,785	669,926

Less: accumulated depreciation		(52,116)	(78,836)

Property and equipment, net		$587,669	$591,090

	Predecessor	Successor
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Depreciation expense	$25,275	$25,217
Capitalized interest	$142	$152

NOTE J—GOODWILL AND INTANGIBLE ASSETS

The following table shows changes in the carrying amount of goodwill for the period from December 31, 2010 to March 31, 2011 by reportable segment:

	Emulsion Polymers		Plastics		Total
	SB Latex	Synthetic Rubber	Styrenics	Engineered Polymers
At December 31, 2010	$15,050	$10,308	$9,160	$5,844	$40,362
Purchase accounting adjustment	(1,355)	(928)	(824)	(526)	(3,633)
Cumulative translation adjustment	714	489	435	278	1,916

At March 31, 2011	$14,409	$9,869	$8,771	$5,596	$38,645

Other Intangible Assets

The following table provides information regarding the Company’s other intangible assets:

	Useful Life	December 31, 2010			March 31, 2011
		Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Developed technology	15	$206,243	$(7,450)	$198,793	$218,851	$(11,554)	$207,297

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

Amortization expense totaled $3.5 million and $1.1 million for the three months ended March 31, 2011 and 2010, respectively. The useful life of the intangible assets is fifteen years.

Estimated Amortization Expense for the Next Five Years
2011 (nine months)	$10,943
2012	$14,590
2013	$14,590
2014	$14,590
2015	$14,590

NOTE K—DEBT

	December 31, 2010	March 31, 2011
Term loan	$765,211	$1,395,630
Revolving facility	130,000	75,000
Seller term loan	75,000	—
Accounts receivable securitization	83,410	87,408

Total debt	1,053,621	1,558,038
Less: current portion	(99,410)	(101,408)

Total long-term debt	$954,211	$1,456,630

Senior Secured Credit Facility

In June 2010, the Company entered into a credit agreement (the “Senior Secured Credit Facility”) with a lender for (i) an $800.0 million senior secured term loan (the “Term Loan”) and a (ii) $240.0 million revolver (the “Revolver”). The proceeds of these borrowings were used to finance, in part, the Styron Acquisition and pay transaction fees and expenses related to the Styron Acquisition. The borrowing rate is equal to LIBOR (subject to floors of 1.75% for the Revolving Facility and 1.5% for the Term Loan) or the U.S. prime lending rate (subject to a floor of 2.5%), plus respective applicable margin rates. The applicable margin rates are determined by the leverage ratio in effect on the first day of each interest period. The applicable margin rate is determined by the leverage ratio in effect on the first day of each interest period. As part of the terms of the $240.0 million Revolver, the Company has access to a swing line loan, not to exceed the lesser of $10.0 million or the aggregate amount of the revolver credit commitment, as well as letters of credit not to exceed the lesser of $125.0 million or the aggregate amount of the revolver credit commitment.

On February 2, 2011, the Senior Secured Credit Facility was amended to increase the available incremental borrowings under the Term Loan from $780.0 million to $1.6 billion. Pursuant to the amendment, we borrowed an aggregate principal amount of $1.4 billion (the “New Term Loan”), the proceeds of which were used to repay the Term Loan and related accrued interest, repay a term loan that was issued by Dow at the time of the Acquisition and related accrued interest, make a distribution to the stockholders of the Parent, and provide general corporate funds. The amendment increased the maximum leverage ratio to no greater than 4.50 to 1 from 3.90 to 1and maintained the interest coverage ratio at no less than 2.25 to 1 for the most recent twelve-month period. Principal payments for the New Term Loan are due in equal quarterly installments of 0.25% of the $1.4 billion aggregate principal amount. The New

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

Term Loan matures in August 2017. At March 31, 2011 and December 31, 2010 there were $1,396.5 million and $780.0 million in outstanding borrowings under the New Term Loan and Term Loan, respectively.

Principal payments under the Revolver are due in aggregate on the outstanding balance on the Revolver maturity date of June 17, 2015. At March 31, 2011 and December 31, 2010 there were $75.0 million and $130.0 million in outstanding borrowings and $18.7 million and $18.5 million in outstanding letters of credit on the Revolver, respectively. All obligations under the Term Loan and the Revolver are guaranteed and collateralized by substantially all the tangible and intangible assets of the Company and its subsidiaries.

Interest incurred on the Term Loan and New Term Loan, collectively, and the Revolver during the Successor period ended March 31, 2011 was $18.7 million and $2.2 million, respectively. Cash paid relating to interest on the Term Loan and New Term Loan, collectively, and Revolver for the period ended March 31, 2011 was $16.5 million and $2.4 million, respectively.

As of March 31, 2011, the Company was in compliance with all debt covenants.

Fees and costs incurred in connection with the Company’s borrowings are capitalized and included in Deferred charges and other assets on the March 31, 2011 and December 31, 2010 consolidated balance sheets. Debt issuance costs and debt discounts are amortized to interest expense over the term of the respective loan agreements using the effective interest method. The Revolver and accounts receivable securitization debt issuance costs are being amortized using a straight-line method. As of March 31, 2011, debt issuance costs totaled $39.8 million. The Company recorded amortization expense of $1.9 million and $0.3 million relating to debt issuance costs and debt discounts, respectively, for the period ended March 31, 2011. Debt discount was $0.9 million and $14.8 million as of March 31, 2011 and December 31, 2010, respectively, and is netted against short-term and long-term debt in the consolidated balance sheet. Both the amortization of debt issuance costs and debt discounts are included in interest expense in the consolidated statement of operations.

The Company incurred a total of $26.7 million in debt issuance costs related to the amendment, of which $18.9 million is associated with the New Term Loan and $7.8 million represent fees paid to lenders to repay the Term Loan prior to maturity. As a result of repaying the Term Loan, $749.0 million of the Term Loan was determined to be extinguished and $31.0 million was determined to be modified. The Company capitalized $18.7 million of the debt issuance costs associated with the New Term Loan and will amortize into interest expense using the effective interest rate method, with the remaining $0.2 million of third-party fees associated with the modified portion of the Term Loan being expensed as incurred. Of the $7.8 million in fees paid to lenders associated with the Term Loan, $7.5 million was expensed as incurred, with the remaining $0.3 million associated with the modified portion of the Term Loan and, along with the existing unamortized discount attributed to the modified Term Loan, amortized into interest expense over the remaining term of the modified Term Loan using the effective interest method. As a result of the extinguishment of $749.0 million of the Term Loan, the Company recorded a loss on extinguishment of $55.7 million during the first quarter of 2011, which is comprised of $7.5 million in fees paid to the lenders, $0.2 million in third-party fees associated

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

with the modified Term Loan, and the remainder attributable to the write-off of existing unamortized debt issuance costs and original issue discount attributed to the $749.0 million in Term Loans extinguished, totaling $34.0 million and $14.0 million, respectively.

Annual maturities of long-term debt on the New Term Loan are as follows over the next five years and thereafter:

Year	Annual Maturity
2011 (nine months)	$10,500
2012	14,000
2013	14,000
2014	14,000
2015	14,000
Thereafter	1,330,000

Total	$1,396,500

Interest Rate Cap Agreement

The Amended Senior Secured Credit Facility requires that the Company maintain interest cap agreements having a term of at least three years for an aggregate notional principal amount equal to at least 35% of the aggregate principal amount of all term loans then outstanding.

The Company uses interest rate cap agreements to protect cash flows from fluctuations caused by volatility in interest rates. At March 31, 2011, the Company had three outstanding interest rate caps with an aggregate notional amount of $490 million, representing 35% of the $1.4 billion in term loan borrowing under the Amended Senior Secured Credit Facility. At December 31, 2010, the Company had two outstanding interest rate caps with an aggregate notional amount of $400 million.

The Company’s interest rate risk management strategy is to use derivative instruments to minimize significant unanticipated earnings fluctuations that may arise from volatility in interest rates of the Company’s borrowings and to manage the interest rate sensitivity of its debt. At March 31, 2011 and December 31, 2010, the non-current asset associated with interest rate cap agreements was recorded at fair value on the balance sheet in Deferred charges and other assets. The Company does not account for the interest rate cap agreements as hedges. As such, changes in the fair value of underlying derivative instruments are recognized in interest expense, net.

At March 31, 2011 and December 31, 2010, the interest rate caps had a fair value of approximately $1.1 million and $0.9 million, respectively. For the period ended March 31, 2011 the Company recognized a loss of approximately $0.1 million, which is reflected in interest expense.

Accounts Receivable Securitization

In August, 2010, a VIE in which the Company is the primary beneficiary, Styron Receivable Funding Ltd. (“SRF”), executed an agreement with a bank for an accounts receivable securitization facility. The facility permits borrowings by one of the Company’s subsidiaries,

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

Styron Europe GmbH (“SE”), up to a total of $160.0 million. Under the receivables facility, SE will sell their accounts receivable from time to time to SRF. In turn, SRF may sell undivided ownership interests in such receivables to commercial paper conduits in exchange for cash. The Company has agreed to continue servicing the receivables for SRF. Upon the sale of the interests in the accounts receivable by SRF, the conduits have a first priority perfected security interest in such receivables and, as a result, the receivables will not be available to the creditors of the Company or its other subsidiaries. At March 31, 2011 and December 31, 2010, there was approximately $106.6 million and $94.3 million, respectively, of accounts receivable available to support this facility, based on our pool of eligible accounts receivable. There were approximately $87.4 million and $83.4 million in outstanding borrowings, which are included in short-term borrowings, in the consolidated balance sheet at March 31, 2011 and December 31, 2010, respectively. Interest incurred on the accounts receivable securitization facility through the period ended March 31, 2011 was $1.1 million. The Company recorded $0.4 million in amortization of debt issuance costs related to the accounts receivable securitization through the period ended March 31, 2011.

In May 2011, the accounts receivable securitization facility was amended to allow for the expansion of the pool of eligible accounts receivable to include a previously excluded German subsidiary.

Seller Term Loan

On June 17, 2010, the Company entered into a $75.0 million term loan with Dow (the “Seller Term Loan”) which was effectively used to finance the Styron Acquisition. On February 3, 2011, the Company repaid the Seller Term Loan in full and the related accrued interest of approximately $4.5 million.

NOTE L—SHAREHOLDER’S EQUITY

On June 17, 2010, the Parent contributed capital of $650.0 million in exchange for 71,736,950 shares of our common stock.

On February 3, 2011, $471.4 million of the net cash proceeds from the New Term Loan under the amended Senior Secured Credit Facility were used to pay a distribution to the stockholders of the Parent. The distribution coincided with the redemption and subsequent cancellation of 11,908,333 shares of our common stock. The amended Senior Secured Credit Facility places certain restrictions on the payment of future dividends and other distributions to stockholders.

NOTE M—FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

Level 1 - Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

Level 2 - Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The following tables summarize the bases used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet at March 31, 2011 and December 31, 2010, respectively:

	March 31, 2011
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets at Fair Value
Interest rate cap agreements	—	$1,089	—	$1,089

Total assets at fair value	—	$1,089	—	$1,089

	December 31, 2010
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 2)	Total
Assets at Fair Value
Interest rate cap agreements	—	$892	—	$892

Total assets at fair value	—	$892	—	$892

NOTE N—INCOME TAXES

The Company recorded tax provisions for the three months ended March 31, 2011 and 2010 of $11.9 million and $34.9 million, respectively.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

The effective tax rate on pre-tax income differs from the U.S. statutory rate due to the following:

	Predecessor	Successor
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Taxes at US statutory rate	29,253	907
Non US statutory rates including credits	(3,080)	(11,053)
Refinancing related expenses	—	7,396
Equity in earnings effect	(559)	—
Tax effect of foreign earnings and dividends	2,856	279
Stock-based compensation	—	4,710
Withholding taxes on interest and royalties	—	2,226
Change in valuation allowances	5,764	549
Uncertain tax positions	—	1,800
Non-deductable expense	—	4,775
Other-net	702	345

Total tax provision	34,936	11,934

Effective tax rate	42%	461%

NOTE O—NET LOSS PER SHARE

The following summarizes net loss per share for the three months ended March 31, 2011 (in thousands, except per share data):

Net loss	$(9,342)
Weighted-average shares outstanding, basic and diluted	64,327

Net loss per share, basic and diluted	$(0.15)

The Company does not have any potentially dilutive instruments.

NOTE P—COMMITMENTS AND CONTINGENCIES

Leased Property

The Company routinely leases premises for use as sales and administrative offices, warehouses and tanks for product storage, motor vehicles, railcars, computers, office machines, and equipment under operating leases. Rental expense was $3.5 million during the Successor period ended March 31, 2011 and $1.7 million during the Predecessor period ended March 31, 2010.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

Environmental Matters

Accruals for environmental-matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law, existing technologies and other information. At March 31, 2011 and December 31, 2010, the Company had no accrued obligations for environmental remediation and restoration costs. Pursuant to the terms of the Styron sales and purchase agreement, the pre-closing environmental conditions were retained by Dow and the Company has been indemnified by Dow from and against all environmental liabilities incurred or relating to the Predecessor periods. There are several properties which the Company now owns on which Dow has been conducting remediation to address historical contamination. Those properties include Allyn’s Point, Connecticut, Dalton, Georgia, Livorno, Italy and Guaraja, Brazil. There are other properties with historical contamination that are owned by Dow that the Company leases for its operations, including its facility in Midland, Michigan. No environmental claims have been asserted or threatened against the Company, and the Company is not a potentially responsible party at any Superfund Sites. Further, amounts which were included in Predecessor periods relate to liabilities where Dow or Dow’s affiliates have been named in an order or agreement or are liable for certain remediation liabilities. As Trinseo has not been named as a liable or potentially liable party at any environmental remediation site or Superfund site, nor has any legal liability been incurred, no amounts were included as part of the opening balance sheet of the Company.

Inherent uncertainties exist in Trinseo’s potential environmental liabilities primarily due to unknown conditions whether future claims may fall outside the scope of the indemnity, changing governmental regulations and legal standards regarding liability, and evolving technologies for handling site remediation and restoration. It is the opinion of management in connection with our existing indemnification that the possibility is remote that environmental remediation costs will have a material adverse impact on the consolidated financial statements.

There were no amounts charged to the income on a pretax basis related to environmental remediation for the Successor period ended March 31, 2011. There was $2.6 million for the Predecessor period ended March 31, 2010.

Purchase Commitments

Trinseo has certain raw material purchase contracts where it is required to purchase certain minimum volumes at current market prices. These commitments range from 1 to 10 years.

In certain raw material purchase contracts, the Company has the right to purchase less than the required minimums and pay a liquidated damages fee, or, in case of a permanent plant shutdown, to terminate the contracts. In such cases, these obligations would be less than the obligations shown in the table above.

The Company has service agreements with Dow and Bain Capital, some of which contain fixed annual fees. See Note T for further discussion.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

Litigation Matters

From time to time the Company may be subject to various legal claims and proceedings incidental to the normal conduct of business, relating to such matters as product liability, antitrust/competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these routine claims, management does not believe that the ultimate resolution of these claims will have a material adverse effect on the Company’s results of operations, financial condition or cash flow.

Legal costs, including those legal costs expected to be incurred in connection with a loss contingency, are expensed as incurred.

In 2003, the U.S., Canadian and European competition authorities initiated separate investigations into alleged anticompetitive behavior by certain participants in the synthetic rubber industry, which the Business operates in. Dow has responded to requests for documents and is otherwise cooperating in the investigations. On June 10, 2005, Dow received a Statement of Objections from the European Commission (the “EC”) stating that it believed that Dow, together with other participants in the synthetic rubber industry, engaged in conduct in violation of European competition laws with respect to the butadiene rubber and emulsion styrene butadiene rubber businesses. In connection therewith, on November 29, 2006, the EC issued its decision alleging infringement of Article 81 of the Treaty of Rome and imposed a fine of € 64.6 million on Dow; several other companies were also named and fined. Dow has appealed the EC’s decision. On October 13, 2009, the Court of First Instance held a hearing on the appeal of all parties.

The liability from this action was allocated, for accounting purposes, to the Styron business by Dow in the preparation of our Predecessor period financial statements. Any potential liability related to this action is retained by Dow and is only presented in the Predecessor financial statements. There were no amounts accrued for this liability as of December 31, 2010 or March 31, 2011.

NOTE Q—PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Pension and Other Postretirement Plans

The following table shows the components of the net period pension cost for the first fiscal quarter of 2011 for the Company’s defined benefit pension plans and other postretirement benefit plans:

	Defined Benefit Pension Plans	Other Postretirement Benefits
Net service cost	$2,209	$115
Interest cost	1,379	96
Expected return on assets	(380)	—
Amortization of gains	(32)	(1)

Net periodic benefit cost	$3,176	$210

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

Successor Period

A majority of Trinseo employees, who were previously employees of Dow, are participants in various defined benefit pension and other postretirement plans which are administered and sponsored by either Dow or Trinseo. Trinseo is in the process of separately establishing its own plans in certain territories. Plans originally established in Germany and Japan have already been legally separated into Trinseo’s own administered and sponsored plans. The remainder of territories not separately established on an independent Trinseo plan are expected to be legally separated by 2012. Trinseo employees, who were not previously associated with the acquired pension and postretirement plans, are generally not eligible for enrollment in these plans. Pension benefits are typically based on length of service and the employee’s final average compensation.

The Company provides certain health care and life insurance benefits to retired employees. The Company’s plans outside of the United States are not significant; therefore, this discussion relates to the U.S. plans only. The plans provide health care benefits, including hospital, physicians’ services, drug and major medical expense coverage, and life insurance benefits. In general, for employees hired by Dow before January 1, 1993, the plans provide benefits supplemental to Medicare when retirees are eligible for these benefits. The Company and the retiree share the cost of these benefits, with the Company portion increasing as the retiree has increased years of credited service, although there is a cap on the Company portion. The Company has the ability to change these benefits at any time. Employees hired after January 1, 2008 are not covered under the plans. The pension and other postretirement plan expense was $3.4 million for the three months ended March 31, 2011.

Predecessor Periods

A majority of the Styron business’s employees were participants in various defined benefit pension and other postretirement plans administered and sponsored by Dow. Pension benefits are based on length of service and the employee’s final average compensation. The other postretirement plans provide certain health care and life insurance benefits to retired employees.

The financial statements reflect the plans on a multi-employer basis in accordance with the authoritative guidance on accounting for multi-employer plans. The pension and other postretirement benefit obligations and service costs of Dow’s plans were determined based on actuarial valuations of individual participant data. Other costs were allocated based on the employee’s proportionate share of the pension obligations for the respective Dow plans they participated in. The pension and other postretirement plan expense for the participating Trinseo employees was $3.4 million for the three months ended March 31, 2010.

Defined Contribution Plans

Successor Period

The Company also offers defined contribution plans to eligible employees in the U.S. and in other countries, including Australia, Brazil, Hong Kong, Switzerland, Taiwan and the United Kingdom. The defined contribution plans are comprised of a non-discretionary elective

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

matching contribution component as well as a discretionary non-elective contribution component. Employees participate in the non-discretionary component by contributing a portion of their eligible compensation to the plan, which is partially matched by the Company. Non-elective contributions are made at the discretion of the Company and are based on a combination of eligible employee compensation and performance award targets. During the three months ended March 31, 2011, the Company contributed $2.8 million to the defined contribution plans.

Predecessor Period

Dow offered defined contribution plans (Employee Savings Plans) to eligible employees in the U.S. whereby employees participate by contributing a portion of their compensation, which is partially matched by the Company. Defined contribution plans also cover certain employees in other countries, including Australia, Brazil, Hong Kong, Switzerland, Taiwan and the United Kingdom. Contributions were allocated to the Styron business based on headcount for all defined contribution plans in which Styron employees participated in. Allocated contributions totaled $1.0 million for the three months ended March 31, 2010.

NOTE R—STOCK BASED COMPENSATION

Stockholder distribution and share redemption

On February 3, 2011, the Company used a portion of the proceeds from the Term Loan refinancing to pay a distribution to the stockholders of the Parent, including Bain Capital, Dow and certain executives, through a redemption of certain classes of our Parent’s shares. The shares redeemed included a portion of the outstanding un-vested service-based and performance-based restricted stock awards as well as a portion of the issued and outstanding restricted stock. As a result of the share redemption, the Company recorded a one-time stock-based compensation charge of $11.1 million in the first quarter of 2011 reflecting the settlement of previously unvested service-based and performance-based restricted stock awards redeemed.

The Company grants stock-based compensation to certain key members of management under the Executive Subscription and Securityholder’s Agreements, which includes service-based and performance-based restricted stock awards. On January 14, 2011, the Company granted 9,829 and 9,830 shares of service-based and performance-based restricted stock awards, respectively. On February 2, 2011, the Company granted 16,214 and 11,371 shares of service-based and performance-based restricted stock awards, respectively.

A summary of our service-based restricted stock awards activity during the first quarter of 2011 is as follows:

Service-based restricted stock	Shares	Weighted- Average Grant Date Fair Value
Unvested, December 31, 2010	165,218	$169.52
Granted	26,043	413.22
Vested	—	—
Redeemed	29,175	185.08

Unvested, March 31, 2011	162,086	$205.87

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

Total compensation expense for service-based restricted stock awards was $3.3 million for the first quarter of 2011. As of March 31, 2011, there was $25.8 million of total unrecognized compensation cost related to service-based restricted stock awards. That cost is expected to be recognized over a weighted-average period of 4.2 years.

The fair values of performance-based restricted stock awards were estimated on the date of grant using valuation methods consistent with all previously granted performance-based restricted stock awards, updated for any changes in the assumptions used in the valuation. The following are the weighted average assumptions used for grants during the first quarter of 2011:

Dividend yield	—
Expected volatility	66.91%
Risk-free interest rate	0.95%
Expected term (in years)	2.59

A summary of our performance-based restricted stock award activity during the first quarter of 2011 is as follows:

Performance-based restricted stock	Shares	Weighted- Average Grant Date Fair Value
Unvested, December 31, 2010	112,933	$89.23
Granted	21,201	292.61
Vested	—	—
Redeemed	20,460	106.49

Unvested, March 31, 2011	113,674	$124.05

With the exception of compensation expense recorded on the redemption of performance-based restricted stock awards part of the shareholder distribution and share redemption, the Company has not recorded compensation expense related to performance-based restricted stock awards as the likelihood of achieving the performance condition was not deemed to be probable as of March 31, 2011. Should this determination change in the future, compensation expense will be recognized over any remaining service period at that time. As of March 31, 2011, there was $14.1 million of total unrecognized compensation cost related to performance-based restricted stock awards.

For certain employees, a portion or all of this distribution attributable to un-vested serviced-based and performance-based restricted awards was withheld and put in escrow, to be paid out two years from the date of redemption, subject to the participant’s continued employment with the Company. The amounts held in escrow vest ratably over the period of time from the employee’s hire date through two years from the date of the redemption. At the date of the redemption, a liability was recorded to reflect the amount held in escrow each employee had already vested in as of the date of the redemption. Compensation expense on the un-vested amount of the distribution withheld in escrow will be recognized ratably over the remaining 2 year service period from the time of the redemption. As of March 31, 2011, there was $2.7 million of total unrecognized compensation cost related to these liability awards. That cost is expected to be recognized over a weighted-average period of 1.8 years

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

The amount of stock-based compensation expense recognized in SG&A in the quarter ended March 31, 2011 was as follows:

Three months ended March 31, 2011
Service-based restricted stock	$3,317
Liability awards	203
Share redemption	11,089

Total stock-based compensation in SG&A	$14,609

Predecessor Period

The Company grants stock-based compensation to employees under the Employees’ Stock Purchase Plan (“ESPP”) and the 1988 Award and Option Plan (the “1988 Plan”) and to non-employee directors under the 2003 Non-Employee Directors’ Stock Incentive Plan.

During the first quarter of 2010, employees subscribed to the right to purchase 457,801 shares with a weighted-average exercise price of $18.09 per share and a weighted-average fair value of $11.91 per share under the ESPP.

During the first quarter of 2010, the Company granted the following stock-based compensation awards to employees under the 1988 Plan:

•	87,300 stock options with a weighted-average exercise price of $27.79 per share and a weighted-average fair value of $9.17 per share;

•	86,790 shares of deferred stock with a weighted-average fair value of $27.79 per share; and

•	4,100 shares of performance deferred stock with a weighted-average fair value of $27.79 per share.

Total unrecognized compensation cost at March 31, 2010, including unrecognized cost related to the first quarter of 2010 activity, is provided in the following table:

	Unrecognized Compensation Cost	Weighted-average Recognition Period
Unvested stock options	$1,061	0.93 year
Deferred stock awards	$3,516	1.03 year
Performance deferred stock awards	$260	0.61 year
ESPP	$2,761	7.5 months

NOTE S—SEGMENTS

The Company operates four segments under two principal business units. The Emulsion Polymers business unit includes a Styrene-Butadiene (“SB”) Latex segment and a Synthetic Rubber segment. The Plastics business unit includes a Styrenics segment and an Engineered Polymers segment.

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

The SB Latex segment produces SB latex primarily for coated paper and packaging board, carpet and artificial turf backings, as well as a number of performance latex applications. The Synthetic Rubber segment produces synthetic rubber products used predominantly in tires, with additional applications in polymer modification and technical rubber goods, including conveyer and fan belts, hoses, seals and gaskets. The Styrenics and Engineered Polymers business segments offer complementary plastics products with formulations developed for durable applications, such as consumer electronics, automotive and construction. Through these two segments, the Company provides a broad set of plastics product solutions to its customers.

Corporate includes certain corporate overhead costs, acquisition-related expense, loss on extinguishment of long term debt, and certain other income and expenses.

	Successor Period
	Emulsion Polymers		Plastics
	SB Latex	Synthetic Rubber	Styrenics	Engineered Polymers	Corporate Unallocated	Total
Three months ending March 31, 2011
Sales to external customers	$430,506	$183,117	$612,744	$311,232	$—	$1,537,599
Equity in earnings of unconsolidated affiliates	$—	$—	$3,895	$583	$—	$4,478
EBITDA(1)	$31,791	$46,403	$78,213	$15,729	$(114,745)	$57,391
Investment in unconsolidated affiliates	$—	$—	$84,105	$40,634	$—	$124,739
Depreciation and amortization	$11,270	$4,401	$9,953	$2,869	$—	$28,493

	Predecessor Period
	Emulsion Polymers		Plastics
	SB Latex	Synthetic Rubber	Styrenics	Engineered Polymers	Corporate Unallocated	Total
Three months ending March 31, 2010
Sales to external customers	$327,160	$125,411	$402,017	$217,035	$—	$1,071,623
Equity in earnings (losses) of unconsolidated affiliates	$—	$—	$(4,211)	$1,115	$—	$(3,096)
EBITDA(1)	$40,169	$29,367	$9,770	$39,111	$(8,500)	$109,917
Investment in unconsolidated affiliates	$—	$—	$153,693	$24,435	$—	$178,128
Depreciation and amortization	$9,780	$5,308	$8,319	$2,930	$—	$26,337

(1)	Reconciliation of net income (loss) to EBITDA is as follows:

	Predecessor	Successor
	Three months ended March 31, 2010	Three months ended March 31, 2011
EBITDA	$109,917	$57,391
Interest expense, net	—	26,306
Income taxes	34,936	11,934
Depreciation and amortization	26,337	28,493

Net income (loss)	$48,644	$(9,342)

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

NOTE T—RELATED PARTY AND DOW TRANSACTIONS

The combined financial statements include significant transactions with Dow involving services (such as cash management, other financial services, purchasing, legal and information technology) that were provided to the Company by centralized Dow operations. For periods prior to the Styron Acquisition, the costs of services have been directly charged or allocated to the Company by Dow using methods management believes are reasonable. These methods include negotiated usage rates, dedicated asset assignment and proportionate corporate formulas involving assets, revenues and employees. Such charges and allocations are not necessarily indicative of what would have been incurred if the Company had been a separate entity.

Subsequent to the Styron Acquisition, these arrangements between the Company and Dow are being provided under service agreements or other long-term agreements.

In conjunction with the Styron Acquisition, the Company entered into certain agreements with Dow, including the one-year TSA and the five-year MOSA. These agreements provide for ongoing services from Dow in areas such as information technology, human resources, finance, environmental health and safety, training, supply chain and purchasing. The agreements expire at various times ranging from six months to five years subsequent to the Styron Acquisition Date. Although the term of the MOSA is five years, the Company has the option to terminate substantially all of the services provided under this arrangement after one year from the Styron Acquisition Date, or June 17, 2011. The Company’s contractual commitments for these services will terminate upon 180 days after the appropriate notice. The estimated minimum contractual obligations under the MOSA are $100.1 million as of March 31, 2011 and $133.5 million as of December 31, 2010. In addition, the Company entered into certain Site and Operating Service Agreements. Under the Site Services agreement, Dow provides the Company utilities and other site services for Company-owned plants. Under the Operating Services agreements the Company provides services to Dow and receives payments for the operation of a Dow-owned plant. These agreements generally have 25-year terms, with automatic renewals for five-year terms unless one party gives notice at least 18 months prior to the end of the period. The Company has the option to terminate these agreements subject to certain ongoing capital costs for each site agreement. The Company’s contractual commitments for these site services would generally be for a period of 45 to 60 months upon appropriate notice of termination of each site service agreement. For the period ended March 31, 2011, the Company incurred a total of $95.8 million in expenses under these agreements, including $60.5 million for both the variable and fixed cost components of the Site Service Agreements and $35.3 million covering all other agreements.

In connection with the Acquisition and the execution of the Purchase Agreement, on June 17, 2010, the Styron Holdcos entered into a latex joint venture option agreement (the “Latex JV Option Agreement”) with Dow, pursuant to which the Styron Holdcos granted Dow an irrevocable option to purchase 50% of the issued and outstanding interests in a joint venture

TRINSEO S.A.

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, unless otherwise stated)

(unaudited)

to be formed by Dow and the Styron Holdcos with respect to the SB Latex business in Asia, Latin America, the Middle East, Africa, Eastern Europe, Russian and India (the “Emerging Markets SB Latex Business”), at a purchase price equal to the fair value attributable to the Emerging Markets SB Latex Business as defined in the Latex JV Option Agreement. The option is exercisable by Dow at any time after the first anniversary of the Latex JV Option Agreement and prior to the earlier to occur of (i) the fifth anniversary of the Latex JV Option Agreement and (ii) the date of the closing of an underwritten initial public offering of the equity interests of the Company; provided, that Dow will not have the right to exercise the option after the 45th day following the date on which the Styron Holdcos provide written notice to Dow that it has filed a registration statement with the SEC relating to this underwritten initial public offering, subject to the completion of the underwritten initial public offering within 180 days of the delivery of this written notice. If Dow exercises its option, Dow and the Styron Holdcos must (i) form the joint venture, (ii) enter into a joint venture formation agreement pursuant to which all of the assets of the Emerging Markets SB Latex Business shall be contributed to the joint venture, (iii) enter into a shareholders’ agreement with respect to the governance of the joint venture and (iv) enter into customary ancillary agreement with respect to the joint venture and the transfer of the interests in the joint venture to Dow.

Bain Capital provides management services to the Company pursuant to an advisory agreement with a fee of $1.0 million payable per quarter. Bain Capital also provides advice pursuant to a transaction services agreement, with fees payable as a percentage of the transaction value of each financing, acquisition, or similar transaction. Both agreements have a 10-year initial term. Total expenses to Bain Capital for these management and transaction advisory services, including fees related to the Styron acquisition and the Company’s financing arrangements, were $1.3 million and $6.2 million, respectively, for the period ended March 31, 2011.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Members of

Americas Styrenics LLC

The Woodlands, Texas

We have audited the accompanying consolidated balance sheets of Americas Styrenics LLC and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, members’ equity, and cash flows for the years ended December 31, 2010 and 2009 and for the period from May 1, 2008 (date of inception) to December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for years ended December 31, 2010 and 2009 and for the period from May 1, 2008 (date of inception) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

Houston, Texas

February 28, 2011

AMERICAS SYSTRENICS LLC

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009

(In millions of U.S. dollars)

	2009	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$76.3	$99.7
Trade receivables (net of allowance of $2.6 in 2010 and $4.8 in 2009)	114.5	118.2
Related company receivables	23.2	23.7
Inventories	92.8	130.2
Other current assets	15.7	9.9
Deferred income taxes	3.4	0.2

Total current assets	325.9	381.9

NET PROPERTY, PLANT, AND EQUIPMENT	372.7	343.1

OTHER ASSETS:
Deferred income taxes	—	5.6
Other assets	4.9	6.5

Total other assets	4.9	12.1

TOTAL	$703.5	$737.1

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$90.6	$127.2
Related company payables	32.5	12.3
Other payables	8.0	13.9
Notes payable	5.0	—
Income taxes payable	0.2	1.0
Accrued liabilities	10.3	10.2

Total current liabilities	146.6	164.6
POSTRETIREMENT BENEFIT LIABILITY	9.1	10.2
OTHER LONG TERM LIABILITIES	3.3	0.3

Total liabilities	159.0	175.1

COMMITMENTS AND CONTINGENCIES (Note 7)

MEMBERS’ EQUITY:
Paid in capital	632.9	658.5
Accumulated deficit	(82.2)	(90.8)
Accumulated other comprehensive loss	(6.2)	(5.7)

Total members’ equity	544.5	562.0

TOTAL	$703.5	$737.1

See notes to consolidated financial statements.

AMERICAS STYRENICS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(In millions of U.S. dollars)

	2008	2009	2010
Net Sales	$1,192.5	$1,029.1	$1,433.6
Cost of Sales	1,192.8	1,022.7	1,396.8

Gross Margin	(0.3)	6.4	36.8

Technical Service & Development	1.2	1.9	1.9
Promotional & Advertising	0.1	0.3	0.2
Selling	1.4	4.3	4.8
Administrative	9.7	11.6	9.8

Total direct operating expenses	12.4	18.1	16.7

(Loss) Income before Foreign Exchange Loss and Other Expenses	(12.7)	(11.7)	20.1

Foreign Exchange Loss	(3.3)	(0.9)	(0.7)
(Loss) Income on Brazil Partnership	(6.8)	0.3	(7.1)
Other Expense—Net	(28.1)	(21.1)	(16.0)

Total other expense	(34.9)	(20.8)	(23.1)

Operating Loss	(50.9)	(33.4)	(3.7)

Interest Income—Net	0.8	0.2	0.2
Income Tax (Expense) Benefit	0.3	0.8	(5.1)

Net Loss	$(49.8)	$(32.4)	$(8.6)

See notes to consolidated financial statements.

AMERICAS STYRENICS LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(In millions of U.S. dollars)

	Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total
INITIAL CONTRIBUTIONS—May 1, 2008
Cash	$167.1	$—	$—	$167.1
Receivables	52.6			52.6
Inventory	129.3			129.3
Prepaid expenses	0.2			0.2
Net property, plant and equipment	346.4			346.4

Additional contributions and adjustments:
Cash	13.5			13.5
Inventory	(0.1)			(0.1)
Net property, plant and equipment	(0.1)			(0.1)
Purchase of foreign assets	(82.3)			(82.3)
Net loss	—	(49.8)	—	(49.8)

BALANCE—December 31, 2008	626.6	(49.8)	—	576.8

Additional contributions and adjustments—net property, plant, and equipment	6.3	—	—	6.3

Defined benefit plans—accumulated other comprehensive loss	—	—	(6.2)	(6.2)
Net loss	—	(32.4)	—	(32.4)

Total comprehensive loss				(38.6)

BALANCE—December 31, 2009	632.9	(82.2)	(6.2)	544.5

Additional contributions and adjustments:
Deferred tax asset	5.6	—	—	5.6
Dissolution of Brazil partnership	20.0	—	—	20.0

Defined benefit plans—accumulated other comprehensive income	—	—	0.5	0.5
Net loss	—	(8.6)	—	(8.6)

Total comprehensive (loss) income				(8.1)

BALANCE—December 31, 2010	$658.5	$(90.8)	$(5.7)	$562.0

See notes to consolidated financial statements.

AMERICAS STYRENICS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(In millions of U.S. dollars)

	2008	2009	2010
OPERATING ACTIVITIES:
Net loss	$(49.8)	$(32.4)	$(8.6)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	35.6	40.3	38.7
Net gain on disposal of assets	—	—	(0.1)
Deferred income taxes	(0.9)	(2.5)	3.3
Allowance for doubtful accounts	4.3	0.5	(2.2)
Changes in assets and liabilities that (used) provided cash:
Trade receivables	(108.6)	(10.7)	(1.5)
Related company receivables	26.2	3.2	5.7
Inventories	10.3	26.2	(40.1)
Accounts payable—trade	76.0	14.6	36.6
Related company payables	37.2	(4.8)	(0.1)
Other assets and liabilities	(7.5)	10.0	9.9

Cash provided by operating activities	22.8	44.4	41.6

INVESTING ACTIVITIES:
Initial contributions	167.1	—	—
Purchase foreign assets	(82.3)	—	—
Disposal of assets	—	0.5	0.5
Capital expenditures	(30.7)	(50.5)	(13.7)

Cash (used in) provided by investing activities	54.1	(50.0)	(13.2)

FINANCING ACTIVITY—Gross (repayments) borrowings on notes payable	—	5.0	(5.0)

Cash (used in) provided by financing activity	—	5.0	(5.0)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	76.9	(0.6)	23.4

CASH AND CASH EQUIVALENTS—Beginning of year	—	76.9	76.3

CASH AND CASH EQUIVALENTS—End of year	$76.9	$76.3	$99.7

NONCASH INVESTING ACTIVITY—Capital expenditures payable	$5.9	$15.2	$8.6

NONCASH FINANCING ACTIVITIES:
Contribution of deferred tax asset	$—	$—	$5.6

Dissolution of Brazil partnership	$—	$—	$20.0

See notes to consolidated financial statements.

AMERICAS STYRENICS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(Amounts in millions of U.S. dollars)

1.    FORMATION OF VENTURE

Effective May 1, 2008, Chevron Phillips Chemical (“CPChem”) and The Dow Chemical Company (“Dow”) joined forces in styrenics by creating Americas Styrenics LLC (the “Company”). Effective July 1, 2009, Dow formed a separate plastics division-Styron Corp., which held its investment in the Company. Effective June 17, 2010, Dow divested its ownership in Styron Corp., making it an independent company, Styron LLC. CPChem, Dow (through June 17, 2010), and Styron LLC (subsequent to June 17, 2010) are referred to herein as the “Members”. The Members share equally in the profits and losses of the Company, except as disclosed in Note 3.

2.    NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company’s subsidiaries and partnership interests are as follows: Americas Styrenics Colombia Ltda, Americas Styrenics Argentina S.R.L., Americas Styrenics Chile Commercial Limitada, Americas Styrenics de Mexico, de R.L. de C.V., Americas Styrenics Canada Inc., and Americas Styrenics Industria e Comercico de Poliestireno Ltda (Brazil).

Nature of Operations—The Company was formed as a joint venture and focuses on styrenics (styrene and polystyrene) production, sales, and distribution in North and South America.

Cash and Cash Equivalents—Included in cash and cash equivalents, from time to time, are short-term interest-bearing investments on deposit with financial institutions. There were approximately $72.6 and $70.2 of interest-bearing overnight investments at December 31, 2010 and 2009, respectively.

Trade Receivables—The Company’s U.S. customers are primarily in the packaging industry, but also consist of other chemical and plastics manufacturers. The Company’s foreign customers reside primarily in Argentina, Chile, Colombia, Mexico, and Brazil. The Company’s credit policy does not require collateral on product sales. The Company maintains an allowance for doubtful accounts based on anticipated collection of its accounts receivable.

Inventories—A breakdown of inventories at December 31, 2010 and 2009, is as follows:

	2009	2010
Finished goods	$25.0	$20.0
Work in process	54.7	95.3
Raw materials	3.7	6.3
Supplies	9.4	8.6

Total inventories	$92.8	$130.2

AMERICAS STYRENICS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(Amounts in millions of U.S. dollars)

Inventories are stated at lower of cost or market. Finished products and work-in-process inventories include material, labor, and manufacturing overhead costs. The reserves reducing inventories from a first-in first-out (FIFO) basis to a last-in first-out (LIFO) basis amounted to $78.6 at December 31, 2010, and $66.1 at December 31, 2009. A reduction of certain inventories resulted in the liquidation of some of the Company’s LIFO inventory layer decreasing its operating loss by $13.4 in 2009 and $4.9 in 2008. Foreign inventories are accounted for on a FIFO basis.

Property, Plant, and Equipment—Upon formation, property, plant, and equipment were recorded at the Members’ net book value. Current additions of property, plant, and equipment are recorded at cost. The Company provides for depreciation using the straight-line method, at rates based on the estimated service lives of the various classes of assets (3–45 years). Expenditures for repairs and maintenance, including major maintenance commonly known as turnarounds, are expensed as incurred. Components of property, plant, and equipment at December 31, 2010 and 2009, are as follows:

	2009	2010
Land and waterway improvements	$6.2	$6.8
Buildings	22.3	22.5
Transportation and construction equipment	49.2	47.8
Machinery and other equipment	793.9	794.4
Utilities and supply lines/other property	6.6	6.2
Construction in progress	25.6	31.1

Total property	903.8	908.8

Less accumulated depreciation	(531.1)	(565.7)

Net property, plant, and equipment	$372.7	$343.1

Income Taxes—The Company is treated as a flow-through partnership for U.S. federal income tax purposes and for most state income tax purposes. As such, the Company itself is not liable for U.S. federal income taxes. The Company files a U.S. Partnership return, which reflects each Member’s share of income or loss. The Members are responsible for reporting and paying any tax on their respective income tax returns. The Company is directly liable for certain state income and franchise taxes, foreign withholding, and for foreign direct or indirect taxes.

The Company has foreign subsidiaries in Brazil, Mexico, Chile, Colombia, Argentina, and Canada. All foreign entities except the Canadian subsidiary have elected to be treated as disregarded foreign branches of the Company for U.S. purposes. As such, the income or loss of the respective disregarded entities will be included in the U.S. Federal Partnership tax return. The foreign subsidiaries are responsible for all applicable taxes on foreign operations, and these taxes have been provided for in the consolidated financial statements.

In 2009, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (currently included in Accounting Standards Codification (ASC) 740-10, Income Taxes). This interpretation clarified the accounting for

AMERICAS STYRENICS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(Amounts in millions of U.S. dollars)

uncertainty in income taxes recognized in an entity’s consolidated financial statements. The Company also adopted Accounting Standards Update No. 2009-6, Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities, which clarifies that an entity’s tax status as a pass-through entity is a tax position that is subject to the guidance of ASC 740 and provides guidance on whether income taxes should be attributed to the entity or its owners. The adoption of these accounting standards did not have a significant effect on the Company’s consolidated financial position, results of operations, or cash flows.

Impairment of Long-Lived Assets—The Company evaluates the carrying value of long-lived assets to be held and used including intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated, separately identifiable undiscounted cash flows from such an asset is less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Company’s management concluded no impairment should be recorded in 2010, 2009 or 2008.

Asset Retirement Obligation—The Company assesses whether it has legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, or development and (or) the normal operation of a long-lived asset, including any legal obligations that require disposal of a replaced part that is a component of a tangible long-lived asset. At December 31, 2010 and 2009, the Company had no significant asset retirement obligations.

Insurance—The Company maintains insurance for automobile risks, general liability, including products, director and officers, workers’ compensation, and property. This insurance is placed with highly rated insurance carriers. The limits and deductibles are consistent for a company of this size and structure.

Foreign Currency—The functional currency for the Company’s foreign operations is the U.S. dollar, resulting in no currency translation adjustments. Foreign currency gains and losses are reflected in operations.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—The Company recognizes revenue when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable, and the collectability of revenue is reasonably assured. Revenue includes the selling price of the product

AMERICAS STYRENICS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(Amounts in millions of U.S. dollars)

and all related delivery charges paid by the customer. Freight costs and any directly related associated costs of transporting finished product to customers are recorded as “Cost of Sales”. Revenue is reduced at the time of sale for estimated customer-related incentives (mostly volume-related incentives).

Subsequent Events—The Company has evaluated subsequent events through the reporting date of April 29, 2011.

3.    INTEREST IN SILENT PARTNERSHIP

Upon initial formation of the Company, a Complementary Special Partnership Agreement (the “Silent Partnership”) was signed between a subsidiary of Dow and Americas Styrenics Industria E Comercio de Polistireno for the purpose of producing, marketing, and selling polystyrene from a polystyrene facility in Brazil. Under the arrangement, the Company had no legal ownership of the facility but held a 50% economic interest in the operations of the facility. The Company accounted for the Silent Partnership as a collaborative arrangement. As the Company was not the principal in any of the operating activity of the facility, the Company only recorded its share of the net profit or loss from the operations of the facility in other expense. The Company recorded a loss of $7.1, income of $0.3, and a loss of $6.8 during the years ended December 31, 2010 and 2009, and for the period ended December 31, 2008, respectively, which was allocated entirely to CPChem.

On December 28, 2010, the Company, Styron LLC, and CPChem entered into a series of agreements, which resulted in the sale of the facility to an unrelated third party and an agreement to liquidate the Silent Partnership. Upon the execution of this agreement, the Company reversed the related-party payable that it had accrued for its share of the cumulative losses from the Silent Partnership. The reversal of this related-party payable was recorded directly in equity as a capital contribution.

At December 31, 2010, the Company had recorded a related company receivable of $6.3 for its share of the liquidation proceeds. The Company expects to distribute this amount to CPChem in the second quarter of 2011. Other than the liquidation proceeds, the Company made no cash payments and received no cash distributions as a result of its interest in the Silent Partnership.

4.    NOTES PAYABLE

The Company has a $40.0 revolving loan facility with Dow (through June 17, 2010), and Styron LLC (subsequent to June 17, 2010) that terminates in August 2011. The interest rate under this facility equals the incremental funding rate of Dow (through June 17, 2010), and Styron LLC (subsequent to June 17, 2010). Borrowing capacity is limited to the difference between the accounts payable due to CPChem and Dow (through June 17, 2010), and Styron LLC (subsequent to June 17, 2010) at the date of notice. There were no outstanding borrowings at December 31, 2010, and $5.0 outstanding borrowings at December 31, 2009.

AMERICAS STYRENICS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(Amounts in millions of U.S. dollars)

5.    INCOME TAXES

The components of the loss before taxes for the years ended December 31, 2010 and 2009 and for the period from May 1, 2008 (date of inception) to December 31, 2008, are as follows:

	2008	2009	2010
Domestic	$(35.0)	$(32.7)	$(12.1)
Foreign	(15.1)	(0.5)	8.6

Total loss before taxes	$(50.1)	$(33.2)	$(3.5)

The components of income tax expense (benefit) for the years ended December 31, 2010 and 2009 and for the period from May 1, 2008 (date of inception) to December 31, 2008, are as follows:

	2008	2009	2010
State—current	$0.3	$0.1	$0.1
Foreign—current	2.3	(0.6)	1.7
Foreign—deferred	(2.9)	(0.3)	3.3

Total income tax expense (benefit)	$(0.3)	$(0.8)	$5.1

The components of deferred income tax assets and liabilities at December 31, 2010 and 2009, are as follows:

	2009	2010
Tax loss carryforwards	$3.3	$0.6
Fixed assets	—	5.6
Other temporary differences	0.1	0.2

Gross deferred tax assets	3.4	6.4
Valuation allowance	—	(0.6)

Net deferred tax assets	$3.4	$5.8

In 2010, the Company ceased operations in Brazil, and plans to liquidate the entities in Argentina and Chile in 2011. It was deemed unlikely that deferred tax assets would be realized in Chile and Argentina, and valuation allowances were recorded.

In 2010, the Company corrected a misstatement by recording a deferred tax asset for Colombian fixed assets. Upon formation of the Company in 2008, Colombian fixed assets were recorded at carryover book value for U.S. GAAP reporting purposes, and at fair market value for local tax reporting purposes. Because the deferred tax asset was associated with the initial formation of the Company, the offset was recorded as an additional contribution from Members.

AMERICAS STYRENICS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(Amounts in millions of U.S. dollars)

Undistributed earnings of foreign subsidiaries are not deemed to be permanently reinvested. Currently, undistributed earnings exist in the Canadian, Mexican, and Colombian subsidiaries. Future repatriation of earnings will not be subject to tax by the Company (but rather its Members), but foreign withholding taxes may apply.

6.    EMPLOYEE BENEFIT PLANS

The Company provides reimbursement of medical and dental costs to retired employees. The Company’s plan, the Retiree Reimbursement Account (RRA), was implemented on January 1, 2009, and is funded at the time of the employees’ retirement based on years of credited service, which includes service rendered as employees of Dow or CPChem. Thereafter, the Company is not obligated to make additional contributions. The Company has the ability to change the benefits at any time. All employees are eligible, except for former Dow employees that choose to participate in The Dow Chemical Company Retiree Medical Care Program upon retirement. The Company uses a December 31 measurement date for the RRA.

At December 31, 2010 and 2009, the RRA had a benefit obligation in the amount of $10.3 and $9.2, respectively. The Company contributed and paid benefits in the amount of $0.1 during both 2010 and 2009.

At December 31, 2010 and 2009, amounts recognized in the consolidated balance sheets consist of the following:

	2009	2010
Current liabilities	$(0.1)	$(0.1)
Noncurrent liabilities	(9.1)	(10.2)

Total	$(9.2)	$(10.3)

At December 31, 2010 and 2009, amounts recognized in accumulated other comprehensive loss were as follows:

	2009	2010
Net actuarial gain	$(1.5)	$(1.0)
Prior service cost	7.7	6.7

Total	$6.2	$5.7

In 2011, $0.7 of estimated prior service cost will be amortized from accumulated other comprehensive loss into net periodic benefit cost.

AMERICAS STYRENICS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(Amounts in millions of U.S. dollars)

Net periodic benefit cost and components of other amounts recognized in other comprehensive loss were as follows:

	2009	2010
Net periodic postretirement benefit cost	$3.0	$1.7

Other changes in benefit obligations recognized in other comprehensive loss:
Net actuarial loss (gain)	(1.5)	0.4
Recognized actuarial loss (gain)	—	0.1
Prior service cost	9.7	—
Recognized prior service cost	(2.0)	(1.0)

Total recognized in other comprehensive (income) loss	6.2	(0.5)

Total recognized in net periodic benefit cost and other comprehensive loss	$9.2	$1.2

Due to the restructuring, as discussed in Note 9, a curtailment loss of $0.2 and $1.2 was recorded in net periodic benefit cost during 2010 and 2009, respectively.

Actuarial assumptions used to determine benefit obligations and net periodic benefit cost were as follows:

	2009	2010
Discount rate used to determine net periodic benefit cost	6.25%	5.50%
Discount rate used to determine benefit obligation at December 31	5.50	5.25

Health Care Cost Assumptions	2009	2010
Initial health care cost trend rate	8.5%	10%
Ultimate health care cost trend rate	4.5	5.5
Year ultimate reached	2018	2020

Estimated health care cost trend rates can have a significant effect on the amounts reported for the RRA.

The Company expects to contribute approximately $0.1 to its RRA plan in 2011.

At December 31, 2010, the estimated future benefit payments, reflecting expected future service, as appropriate, are expected to be paid as follows:

2011	$0.1
2012	0.2
2013	0.3
2014	0.3
2015	0.4
2016 thru 2020	3.7

Total	$5.0

Beginning January 1, 2009, the Company also has a defined contribution employee savings plan and made discretionary contributions of $4.0 and $4.3 in 2010 and 2009, respectively.

AMERICAS STYRENICS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(Amounts in millions of U.S. dollars)

7.    COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries lease buildings, ground and easements, rail cars, and other vehicles under noncancelable operating leases, which expire on varying dates between 2011 and 2018.

Total future minimum annual rentals in effect at December 31, 2010, for noncancelable operating leases are as follows:

Years Ending December 31
2011	$5.0
2012	3.8
2013	2.5
2014	2.0
2015	2.0
2016 and thereafter	3.5

Total	$18.8

Total rental expense for noncancelable operating leases was $4.5, $3.7 and $2.1 for the years ended December 31, 2010 and 2009 and for the period ended December 31, 2008, respectively.

The Company has entered into long-term sales commitments and purchase agreements with several of its key suppliers, including its Members (Note 8—related-party transactions). The commitment contracts are for one- to three -year periods with revenue-sharing provisions. Because the pricing and supply fluctuates with the commodity market, a definitive dollar value cannot be determined.

In addition to long-term purchase agreements, the Company also has outstanding purchase commitments of $0.8 related to its plant operations.

The Company is a party to various legal proceedings and claims incidental to the normal conduct of its business. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

Pursuant to the contribution agreement, Sections 4.10 Dow and 5.10 CPChem, all preexisting environmental matters have been outlined for each site and any contingencies are the responsibility of the respective Member. All subsequent obligations will be the liability of the Company. No environmental reserve was recorded as of December 31, 2010 or 2009.

AMERICAS STYRENICS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND FOR THE PERIOD FROM

MAY 1, 2008 (DATE OF INCEPTION) TO DECEMBER 31, 2008

(Amounts in millions of U.S. dollars)

8.    RELATED-PARTY TRANSACTIONS

The Company entered into various supply and purchase agreements with the Members and their affiliated companies. A summary of transactions for the years ended December 31, 2010 and 2009 and the period from May 1, 2008 (date of inception) to December 31, 2008, is as follows:

	2008	2009	2010
Sales	$78.8	$45.7	$206.1
Purchases	672.7	554.0	777.0

The amounts included in the December 31, 2010 and 2009, consolidated balance sheets are included in the related company receivables and payables.

As discussed in Note 1, Dow is no longer a related party. However, Dow continues to provide certain services to the Company. Costs related to these services of $10.0, $21.9, and $28.3 were recorded in other expense for the period from January 1, 2010 to June 17, 2010, for the year 2009, and for the period ended December 31, 2008, respectively.

9.    RESTRUCTURING

In December 2008, the Company implemented a restructuring plan to reduce polystyrene production capacity to occur in two phases. As a result, the Company recorded $7.6 in accelerated depreciation and employee-related severance costs in 2009 and $9.0 in accelerated depreciation cost for the period ended December 31, 2008 for phase I. Phase II was effective in 2010 and the Company recorded $1.1 in employee-related severance costs. The Company also implemented a redesign of its work processes at certain facilities. As a result, the Company recorded $0.7 of employee-related severance costs in 2010. At December 31, 2010, the Company has $1.0 remaining in the severance accrual account for all initiatives.

******

You should rely only on the information contained in this prospectus. We have not, the selling shareholder has not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where such offer or sale is not permitted. You should not assume that the information contained in this prospectus is complete and accurate as of any date other than the date on the front cover. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2011 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Trinseo S.A.

Ordinary Shares

Deutsche Bank Securities

Goldman, Sachs & Co.

Citi

Barclays Capital

BofA Merrill Lynch

HSBC

Morgan Stanley

Jefferies

BMO Capital Markets

Mizuho Securities

SMBC Nikko

Prospectus

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

Pursuant to Luxembourg law on agency, agents are entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part. Luxembourg law on agency is applicable to the mandate of directors and agents of the Company.

Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

Prior to the completion of this offering, our articles of association will provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director or officer and against amounts paid or incurred by him in the settlement thereof.

No indemnification will be provided against any liability to us or our shareholders (i) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (ii) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or (iii) in the event of a settlement, unless approved by a court or the board of directors.

Prior to completion of this offering, we will enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our articles of association. These agreements, among other things, provide for indemnification of our directors and executive officers to the fullest extent permitted by Luxembourg law for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request, subject to certain limitations. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

We also agreed to indemnify certain officers of the Company for adverse tax consequences they may suffer pursuant to their employment agreements.

We have also agreed to indemnify Bain Capital and its affiliated funds with under certain agreements we have entered into with them in connection with the Acquisition. See “Certain Relationships and Related Party Transactions.”

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 7.    Recent Sales of Unregistered Securities.

On the dates listed below the Company issued the shares listed below for the corresponding aggregate purchase prices pursuant to the exemptions from registration provided by Rule 701 of the Securities Act.

Employee/Date	Total Shares	Aggregate Purchase Price

September 24, 2010	1,125 shares of each class G-L	$68

November 29, 2011	2,115 of each class A-F 53,785 in each class G-L	$2,088,042 $1,614

December 29, 2010	30 in each class A-F 2,090 in each class G-L	$30,001 $125

January 14, 2011	3,277 in each class G-L	$197

May 24, 2011	313 of class B 312 in each class C-F 389 of class H 387 in each class I-L	$124,318 $475,682 $3.89 $15.11

Item 8.    Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

Item 9.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berwyn, State of Pennsylvania on June 27, 2011.

TRINSEO S.A.

By:	/S/ CHRISTOPHER D. PAPPAS
Name:	Christopher D. Pappas
Title:	President & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of Trinseo S.A. whose signature appears below constitutes and appoints Christopher D. Pappas, Richard J. Diemer, Jr. and Curtis S. Shaw, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ CHRISTOPHER D. PAPPAS Christopher D. Pappas	Director, President & Chief Executive Officer	June 27, 2011

/S/ RICHARD J. DIEMER, JR. Richard J. Diemer, Jr.	Executive Vice President & Chief Financial Officer and Chief Accounting Officer	June 27, 2011

* Seth A. Meisel	Director	June 27, 2011

* Mark A. Verdi	Director	June 27, 2011

* Stephen M. Zide	Director	June 27, 2011

Signature	Title	Date

* Ailbhe Jennings	Director	June 27, 2011

* Michel G. Plantevin	Director	June 27, 2011

/S/ THOMAS J. HEARITY Thomas J. Hearity	Authorized Representative in the United States of America	June 27, 2011

*By:	/S/ RICHARD J. DIEMER, JR.
Richard J. Diemer, Jr.
as attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1	Sale and Purchase Agreement, among The Dow Chemical Company, Styron LLC, Styron Holding B.V. and STY Acquisition Corp., dated March 2, 2010 as amended.

3.1	Articles of Association of Trinseo, as currently in effect.

3.2*	Form of Amended and Restated Articles of Association of Trinseo to be effective upon completion of this offering.

4.1*	Specimen Certificate Evidencing Ordinary Shares.

5.1*	Opinion of Loyens & Loeff.

10.1	Amended and Restated Employment Agreement, among Bain Capital Everest US Holding, Inc., Bain Capital Everest Manager Holding SCA and Christopher D. Pappas, dated June 17, 2010.+

10.2	Employment Agreement, among Bain Capital Everest US Holding, Inc., Bain Capital Everest Manager Holding SCA and Richard J. Diemer, Jr., dated August 31, 2010.+

10.3	Employment Agreement, among Bain Capital Everest US Holding, Inc., Bain Capital Everest Manager Holding SCA and Curtis S. Shaw, dated July 1, 2010, as amended by Amendment No. 1 dated August 18, 2010.+

10.4	Employment Offer Letter, by and between Bain Capital Everest US Holding, Inc. and Paul F. Moyer, dated September, 2010.+

10.5	Employment Offer Letter, by and between Bain Capital Everest US Holding, Inc. and Marco Levi, dated September, 2010.+

10.6	Form of Amended and Restated Executive Subscription and Securityholder’s Agreement, by and among Bain Capital Everest Manager Holding S.C.A., Bain Capital Everest Manager, the executive named therein and the other investors named therein.

10.7	Amended and Restated Executive Subscription and Securityholder’s Agreement, by and among Bain Capital Everest Manager Holding S.C.A., Bain Capital Everest Manager, Christopher D. Pappas and the other investors named therein, dated February 3, 2011.

10.8	Investor Subscription and Shareholder Agreement by and among Bain Capital Everest Managers Holding SCA and the various investors named therein, dated June 17, 2010.

10.9	Registration Rights Agreement, by and among Bain Capital Everest Managers Holding SCA and the investors named therein, dated June 17, 2010.

10.10	Advisory Agreement, by and between Bain Capital Partners, LLC, Portfolio Company Advisors Limited, Styron Holding BC and Bain Capital Everest US Holding Inc., dated June 17, 2010.

10.11	Transaction Services Agreement, by and between Bain Capital Everest US Holding Inc. and Bain Capital Partners, dated June 17, 2010.

Exhibit Number	Description

10.12	Latex Joint Venture Option Agreement, among The Dow Chemical Company, Styron LLC and Styron Holding B.V., dated June 17, 2010.

10.13	Credit Agreement, among Styron S.a r.l, the guarantors party thereto, Deutsche Bank AG New York Branch and the other lenders part thereto, dated June 17, 2010, as amended February 2, 2011.

10.14**	Sales Contract, between Styron Europe GmbH and Continental Aktiengesellschaft, dated April 6, 2011.

10.15**	Global Raw Materials Agreement, by and between Styron Europe GmbH and The Goodyear Tire & Rubber Company, dated January 1, 2011.

10.16**	Supply Agreement, by and between Hankook Tire Co. Ltd. and Dow Europe GmbH, effective as of January 1, 2010.

10.17**	Amended and Restated PS Sales Contract (Foam), between Styron Europe and Dow Europe GmbH, dated June 17, 2010.

10.18**	Master Distributor Agreement, between The Dow Chemical Company and Ravago SA, effective as of January 1, 2008.

10.19*	Amended and Restated Master Outsourcing Services Agreement, among The Dow Chemical Company and Styron LLC and Styron Holding B.V., dated June 17, 2010.

10.20*	Contract of Sale, by and between Americas Styrenics LLC and The Dow Chemical Company, dated December 1, 2009, as amended by that certain Amendment to and Consent to Partial Assignment April 1, 2010.

10.21**	Styrene Baseload Sale and Purchase Agreement, between Dow Europe GmbH and Jubail Chevron Phillips Company, dated June 30, 2004.

10.22**	Amended and Restated Ethylene Sales Contract (Europe), between Dow Europe GmbH and Styron Europe GmbH, dated June 17, 2010.

10.23**	Amended and Restated Benzene Sales Contract (Europe), between Dow Europe GmbH and Styron Europe GmbH, dated June 17, 2010.

10.24**	Amended and Restated Bisphenol A Sales Contract, between Dow Europe GmbH and Styron Europe GmbH, dated June 17, 2010.

10.25**	Amended and Restated Butadiene Sales Contract (Europe), between Dow Europe GmbH and Styron Europe GmbH, dated June 17, 2010.

10.26*	Amended and Restated SAN Contract Manufacturing Agreement, between The Dow Chemical Company, Styron LLC and Styron Holding B.V., dated June 17, 2010.

10.27*	Amended and Restated Polycarbonate Contract Manufacturing Agreement (Freeport, Texas), between The Dow Chemical Company, Styron LLC and Styron Holding B.V., dated June 17, 2010.

10.28*	SSBR Toll Conversion and Capacity Rights Agreement, between JSR Corporation Tokyo, Wallisellen and Dow Europe GmbH, dated May 31, 2007.

10.29*	Amended and Restated MOD5 Computerized Process Control Software Agreement, Licenses and Services, between Rofan Services Inc. and Styron LLC, dated as of June 17, 2010.

10.30*	Amended and Restated Styron License Agreement, among The Dow Chemical Company, Dow Global Technologies Inc. and Styron LLC, dated as of June 17, 2010.

Exhibit Number	Description

10.31	Omnibus Agreement, dated as of January 25, 2011, by and among Sumitomo Chemical Company, Limited, The Dow Chemical Company, Dow Chemical Japan Limited, Styron S.AR.L., Styron Holding B.V., Styron LLC, Styron Japan Y.K., Styron Europe GmbH and Sumitomo Dow Limited.

10.32*	Limited Liability Company Agreement of Americas Styrenics LLC, dated May 1, 2008.

10.33*	Amended and Restated Master Definitions and Framework Deed, dated May 24, 2011, by and among Styron Europe GmbH, Styron Deutschland Anlagengesellschaft mbH, Styron Receivables Funding Limited, Regency Assets Limited, HSBC Bank plc, Styron Holding Sàrl, as parent and guarantor, the Law Debenture Trust Corporation plc, as Styron security trustee and the Administration Services Limited, as corporate administrator and registrar.

21.1	List of subsidiaries of Trinseo.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.3	Consent of Deloitte & Touche LLP, independent auditors of Americas Styrenics LLC.

23.4	Consent of Loyens & Loeff (included in Exhibit 5.1).

24.1	Powers of Attorney.

*	To be filed by amendment.
**	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
+	Indicates a management contract or compensatory plan or arrangement.